As filed with the Securities and Exchange Commission on October 31, 2014

Registration No. 333-199128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALLIANCE DATA SYSTEMS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	7389	31-1429215
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7500 Dallas Parkway, Suite 700

Plano, Texas 75024

(214) 494-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Leigh Ann K. Epperson

Senior Vice President, General Counsel and Secretary

Alliance Data Systems Corporation

7500 Dallas Parkway, Suite 700

Plano, Texas 75024

(214) 494-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joseph L. Motes III Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201 (214) 969-4676	John Pitstick Chief Financial Officer Conversant, Inc. 30699 Russell Ranch Road, Suite 250 Westlake Village, California 91362 (818) 575-4500	Stewart L. McDowell Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, California 94105 (415) 393-8322

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	4,647,088	N/A	$1,322,078,998	$153,626

(1)	Based upon the estimated maximum number of shares of Alliance Data Systems Corporation’s common stock issuable in connection with the merger described herein.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(f) under the Securities Act of 1933, as amended. The proposed maximum aggregate offering price of the common stock was calculated based on the market value of shares of Conversant, Inc.’s common stock (the securities being cancelled in the merger) as follows: (A) the product of (x) the amount equal to $35.00, multiplied by (y) 66,037,912, the estimated maximum number of shares of Conversant, Inc. common stock (calculated based upon Conversant restricted stock award grants vested as of December 10, 2014, Conversant restricted stock award grants that will accelerate in connection with the merger, and Conversant stock option awards vested and exercisable as of December 10, 2014) that may be exchanged for shares of Alliance Data Systems Corporation’s common stock in the merger, less (B) the estimated aggregate amount of cash to be paid by Alliance Data Systems Corporation in exchange for shares of Conversant, Inc.’s common stock (which equals $989,247,922).
(3)	Determined in accordance with Section 6(b) of the Securities Act by multiplying the proposed maximum aggregate offering price by 0.0001162, of which amount $140,000.00 was paid on October 2, 2014.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED OCTOBER 31, 2014

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

The board of directors of each of Alliance Data Systems Corporation, or Alliance Data, and Conversant, Inc., or Conversant, has approved an agreement and plan of merger, which we refer to as the merger agreement, pursuant to which Alliance Data will acquire Conversant through the merger of Conversant with and into a newly formed, wholly-owned subsidiary of Alliance Data, with the new subsidiary surviving the merger as a wholly-owned subsidiary of Alliance Data.

In the proposed merger, Conversant stockholders will receive for each share of Conversant common stock the combination, which we refer to as the Base Consideration, of (x) 0.07037 of a share, which we refer to as the Fixed Exchange Ratio, of Alliance Data common stock and (y) an amount in cash equal to $35.00 minus the product of the volume weighted average price per share of Alliance Data common stock on the New York Stock Exchange, or the NYSE, for the consecutive period of fifteen trading days ending on the close of trading on the second trading day immediately preceding the closing of the merger, which we refer to as the Parent Closing Trading Price, multiplied by the Fixed Exchange Ratio, which cash portion of the Base Consideration is referred to as the Per Share Cash Consideration. Notwithstanding the foregoing, the Per Share Cash Consideration will not exceed $18.62, which we refer to as the Per Share Cash Cap, and will not be less than $14.98, which we refer to as the Per Share Cash Minimum. In the event that the Per Share Cash Cap or Per Share Cash Minimum is reached, the Per Share Cash Consideration will be fixed at the Per Share Cash Cap or the Per Share Cash Minimum, as applicable, and the value that Conversant stockholders will receive for each share of Conversant common stock will fluctuate below or above $35.00, as applicable. Shares of Conversant common stock (i) held in Conversant’s treasury, (ii) held by Alliance Data or any of its subsidiaries, (iii) issued pursuant to Conversant restricted stock award grants that remain unvested upon closing of the merger, or (iv) as to which the holder has properly exercised appraisal rights will not receive the merger consideration (except that shares of Conversant common stock that were issued pursuant to Conversant restricted stock award grants that remain unvested upon closing of the merger shall be entitled to receive the consideration described under the heading “The Merger—Treatment of Conversant Stock Options and Other Equity Awards”). For more information regarding the merger consideration provisions contained in the merger agreement, see “The Merger—Consideration to be Received in the Merger.”

In lieu of the Base Consideration, each Conversant stockholder will have the right to elect to receive for each share of Conversant common stock eligible to receive merger consideration (1) cash equal to $35.00, except in the case in which the Per Share Cash Cap or Per Share Cash Minimum has been reached, in which case, cash equal to the sum of (x) the Fixed Exchange Ratio multiplied by the Parent Closing Trading Price and (y) the Per Share Cash Consideration, which election we refer to as a Cash Election, or (2) a number of shares of Alliance Data common stock equal to the sum of (x) the Fixed Exchange Ratio and (y) the quotient of the Per Share Cash Consideration divided by the Parent Closing Trading Price, which election we refer to as a Stock Election, subject, in the case of either a Cash Election or Stock Election, to proration. For more information regarding the election mechanics, see “The Merger—Consideration to be Received in the Merger.”

At the time they vote on the merger, Conversant stockholders will not know the cash portion of the merger consideration or, because the Parent Closing Trading Price will not be known at that time, the value of the total merger consideration. Further, if Conversant stockholders make a Stock Election or a Cash Election, they may not receive the combination of cash and/or shares elected, depending on the choices made by other Conversant stockholders. See “The Merger—Consideration to be Received in the Merger,” “Risk Factors—The value of the merger consideration to be received by Conversant stockholders may fluctuate in certain circumstances based on the market price of Alliance Data common stock. Conversant stockholders cannot be sure of the value of the merger consideration that will be paid to Conversant stockholders in the merger” and “Risk Factors—Conversant stockholders may receive a form of consideration different from what they elect.”

Alliance Data will not issue any fractional shares of Alliance Data common stock in the merger. Instead, Conversant stockholders will receive cash in lieu of any fractional shares based on the closing price of Alliance Data common stock reported on the NYSE on the trading day immediately preceding the closing of the merger.

Alliance Data common stock is listed on the New York Stock Exchange under the symbol “ADS.” Conversant common stock is listed on The NASDAQ Global Select Market under the symbol “CNVR.” We urge you to obtain current market quotations for shares of Alliance Data common stock and Conversant common stock.

Your vote is very important. The merger cannot be completed unless Conversant stockholders adopt the merger agreement. Conversant is holding a special meeting of its stockholders to approve the proposal to adopt the merger agreement and the other Conversant proposals described in this proxy statement/prospectus. Information about the Conversant special meeting of stockholders, the merger and the other business to be considered by Conversant stockholders at this meeting is contained in this proxy statement/prospectus. Conversant stockholders are urged to read this proxy statement/prospectus carefully. No stockholder vote of Alliance Data stockholders is required in connection with the merger. You should also carefully consider the risk factors beginning on page 29 of this proxy statement/prospectus.

Whether or not Conversant stockholders plan to attend the special meeting of stockholders, they should submit their proxies as soon as possible to make sure that their shares are represented at that meeting.

The Conversant board of directors unanimously recommends that Conversant’s stockholders vote (1) “FOR” the proposal to adopt the merger agreement, (2) “FOR” the proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, and (3) “FOR” the proposal to adjourn the Conversant special meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals.

/s/ Edward J. Heffernan Edward J. Heffernan President and Chief Executive Officer Alliance Data Systems Corporation	/s/ John Giuliani John Giuliani President and Chief Executive Officer Conversant, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                     , 2014, and is first being mailed to stockholders of Conversant on or about                     , 2014.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 9, 2014

To the Stockholders of Conversant, Inc.:

A special meeting of stockholders of Conversant, Inc. will be held at Conversant’s corporate offices located at 30699 Russell Ranch Road, Suite 250, Westlake Village, CA 91362, on December 9, 2014 at 9:00 a.m., local time, for the following purposes:

•	to adopt the Agreement and Plan of Merger, dated as of September 11, 2014, as it may be amended from time to time, which we refer to as the merger agreement, by and among Alliance Data Systems Corporation, Conversant, Inc. and Amber Sub LLC;

•	to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, as described in the section entitled “The Merger—Interests of Directors and Executive Officers of Conversant in the Merger—Golden Parachute Compensation;”

•	to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals if there are insufficient votes at the time of such adjournment to approve such proposals; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Completion of the merger is conditioned on, among other things, the adoption by Conversant’s stockholders of the merger agreement.

The accompanying proxy statement/prospectus further describes the matters to be considered at the special meeting. A copy of the merger agreement has been included as Annex A to this proxy statement/prospectus.

The Conversant board of directors has set October 29, 2014 as the record date for the special meeting. Only holders of record of shares of Conversant common stock at the close of business on October 29, 2014 will be entitled to notice of the special meeting and to vote at the special meeting and any adjournments or postponements thereof. To ensure your representation at the special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote at the special meeting by attending in person and casting a vote.

Under Delaware law, Conversant stockholders who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares of Conversant common stock as determined by the Delaware Court of Chancery if the merger is completed, but only if such stockholders submit a written demand for such an appraisal prior to the vote on the merger agreement and comply fully with the procedures explained in the accompanying proxy statement/prospectus and in Section 262 of the General Corporation Law of the State of Delaware. However, if you choose to make an election with respect to the form of merger consideration you wish to receive, you will be deemed to waive your rights of appraisal.

The board of directors of Conversant unanimously recommends that you vote (1) “FOR” the proposal to adopt the merger agreement, (2) “FOR” the proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, and (3) “FOR” the proposal to adjourn the Conversant special meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals.

By Order of the Board of Directors,

/s/ John Giuliani
John Giuliani
President and Chief Executive Officer

Westlake Village, California

            , 2014

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PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CONTACT CONVERSANT’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, BY TELEPHONE AT (888) 750-5834 (TOLL FREE FOR STOCKHOLDERS) OR (212) 750-5833 (COLLECT FOR BANKS AND BROKERS).

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Alliance Data and Conversant from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this proxy statement/prospectus through the website of the United States Securities and Exchange Commission, or the SEC, www.sec.gov, or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Alliance Data Systems Corporation 7500 Dallas Parkway Suite 700 Plano, Texas 75024 Phone: (214) 494-3000 E-mail: leighann.epperson@alliancedata.com Attention: Secretary	Conversant, Inc. 30699 Russell Ranch Road Suite 250 Westlake Village, California 91362 Phone: (818) 575-4540 E-mail: eranderson@conversantmedia.com Attention: VP, Investor Relations

or

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders May Call Toll Free: (888) 750-5834 Banks and Brokers May Call Collect: (212) 750-5833

Investors may also consult Alliance Data’s or Conversant’s websites for more information concerning the merger described in this proxy statement/prospectus. Alliance Data’s website is www.alliancedata.com, and Conversant’s website is www.conversantmedia.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

In order to receive timely delivery of any documents in advance of the Conversant special meeting, your request should be received no later than December 2, 2014. In order to receive timely delivery of any documents in advance of the election deadline for the merger, your request should be received no later than five business days prior to the election deadline.

For more information, see “Where You Can Find More Information” and “Information Incorporated by Reference.”

VOTING ELECTRONICALLY OR BY TELEPHONE

Conversant stockholders of record on the close of business on October 29, 2014, the record date for the Conversant special meeting, may authorize the voting of their shares of Conversant common stock by telephone or Internet by following the instructions on their proxy card or voting form. If you have any questions regarding whether you are eligible to authorize the voting of your shares of Conversant common stock by telephone or by Internet, please contact Innisfree M&A Incorporated at the addresses or telephone numbers listed above.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4, as may be amended from time to time, filed with the Securities and Exchange Commission, or the SEC, by Alliance Data, is a proxy statement/prospectus, which we refer to as this proxy statement/prospectus. It constitutes a prospectus of Alliance Data under Section 5 of the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of Alliance Data common stock to be issued to Conversant stockholders pursuant to the merger. It also constitutes a proxy statement for Conversant under Section 14(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, because the board of directors of Conversant is soliciting proxies from its stockholders. It also constitutes a notice of meeting with respect to the special meeting of Conversant stockholders.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated             , 2014. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than             , 2014. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Conversant stockholders nor the issuance by Alliance Data of shares of Alliance Data common stock to Conversant stockholders in the merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this proxy statement/prospectus regarding Alliance Data has been provided by Alliance Data, and information contained in this proxy statement/prospectus regarding Conversant has been provided by Conversant.

All references in this proxy statement/prospectus to “Alliance Data” refer to Alliance Data Systems Corporation, a Delaware corporation, and/or its consolidated subsidiaries, unless the context requires otherwise; all references in this proxy statement/prospectus to “Conversant” refer to Conversant, Inc., a Delaware corporation, and/or its consolidated subsidiaries, unless the context requires otherwise; all references to the “Merger Subsidiary” refer to Amber Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Alliance Data, formed for the sole purpose of effecting the merger; unless otherwise indicated or as the context requires, all references in this proxy statement/prospectus to “we,” “our” and “us” refer to Alliance Data and Conversant, collectively; and, unless otherwise indicated or as the context requires, all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of September 11, 2014, as it may be amended from time to time, by and among Alliance Data, the Merger Subsidiary and Conversant, a copy of which is included as Annex A to this proxy statement/prospectus.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Conversant Stockholders to be Held on December 9, 2014

This proxy statement/prospectus is available for viewing, printing and downloading at ir.conversantmedia.com/sec.cfm.

You may request a copy of the materials relating to the Conversant Special Meeting, including this proxy statement/prospectus and form of proxy for the Conversant Special Meeting, by contacting Conversant’s investor relations department by telephone at (818) 575-4540 or by e-mail at eranderson@conversantmedia.com.

A copy of the Conversant Annual Report on Form 10-K for the fiscal year ended December 31, 2013 as filed with the SEC, other than exhibits, will be furnished without charge to any stockholder upon written or oral request to:

Conversant, Inc.

30699 Russell Ranch Road, Suite 250

Westlake Village, CA 91362

Phone: (818) 575-4540

E-mail: eranderson@conversantmedia.com

Attention: VP, Investor Relations

or

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll Free: (888) 750-5834

Banks and Brokers May Call Collect: (212) 750-5833

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QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the proposed merger and the other matters to be considered at the special meeting of Conversant, Inc. stockholders. They may not include all the information that is important to you. We urge you to read carefully this entire proxy statement/prospectus, including the annexes and the other documents we refer to or incorporate by reference herein.

Q:	Why am I receiving this proxy statement/prospectus?

A:	The board of directors of each of Alliance Data Systems Corporation, or Alliance Data, and Conversant, Inc., or Conversant, has approved an agreement and plan of merger, which we refer to as the merger agreement, pursuant to which Alliance Data will acquire Conversant through the merger of Conversant with and into a newly formed, wholly-owned subsidiary of Alliance Data, with the new subsidiary surviving the merger as a wholly-owned subsidiary of Alliance Data.

The merger cannot be completed unless Conversant stockholders adopt the merger agreement.

Conversant is holding a special meeting of its stockholders to approve the proposal to adopt the merger agreement and the other Conversant proposals described in this proxy statement/prospectus. Information about this meeting, the merger and the other business to be considered by stockholders is contained in this proxy statement/prospectus.

We are delivering this document to you as a proxy statement of Conversant and a prospectus of Alliance Data. It is a proxy statement because the board of directors of Conversant is soliciting proxies from its stockholders. It is a prospectus because Alliance Data will issue shares of its common stock to Conversant stockholders in the merger.

Your vote is important. We encourage you to vote as soon as possible.

Q:	Why is Conversant proposing the merger?

A:	In the course of reaching its decision to approve the merger agreement and the related transactions, the board of directors of Conversant considered a number of factors in their deliberations and unanimously (i) determined that the merger is fair to, and in the best interests of, Conversant and its stockholders and declared the merger agreement and the merger advisable, (ii) approved the merger agreement and the transactions contemplated thereby, including the merger, and (iii) recommended the adoption of the merger agreement to Conversant’s stockholders. For a more complete discussion of the factors that the Conversant board of directors considered, see “The Merger—Conversant Board of Directors’ Recommendation and Reasons for the Merger.”

Q:	What proposals are Conversant stockholders being asked to consider?

A:	Conversant stockholders are being asked to:

•	adopt the merger agreement, or the Merger Proposal;

•	approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, as described in the section entitled “The Merger—Interests of Directors and Executive Officers of Conversant in the Merger—Golden Parachute Compensation;”

•	adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals if there are insufficient votes at the time of such adjournment to approve such proposal; and

•	transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Q:	How does the board of directors of Conversant recommend that I vote?

A:	The board of directors of Conversant has approved the merger agreement and the other transactions contemplated thereby and determined that the merger agreement and the merger are advisable and in the best interests of the Conversant stockholders.

The board of directors of Conversant unanimously recommends that Conversant stockholders vote (1) “FOR” the proposal to adopt the merger agreement, (2) “FOR” the proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, and (3) “FOR” the proposal to adjourn the Conversant special meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals.

Q:	What will stockholders receive in the merger?

A:	In the proposed merger, Conversant stockholders will receive for each share of Conversant common stock the combination, which we refer to as the Base Consideration, of (x) 0.07037 of a share, which we refer to as the Fixed Exchange Ratio, of Alliance Data common stock and (y) an amount in cash equal to $35.00 minus the product of the volume weighted average price per share of Alliance Data common stock on the NYSE for the consecutive period of fifteen trading days ending on the close of trading on the second trading day immediately preceding the closing of the merger, which we refer to as the Parent Closing Trading Price, multiplied by the Fixed Exchange Ratio, which cash portion of the Base Consideration we refer to as the Per Share Cash Consideration. Notwithstanding the foregoing, the Per Share Cash Consideration will not exceed $18.62, which we refer to as the Per Share Cash Cap, and will not be less than $14.98, which we refer to as the Per Share Cash Minimum. In the event that the Per Share Cash Cap or Per Share Cash Minimum is reached, the Per Share Cash Consideration will be fixed at the Per Share Cash Cap or the Per Share Cash Minimum, as applicable, and the value that Conversant stockholders will receive for each share of Conversant common stock will fluctuate below or above $35.00, as applicable, to the extent that the Parent Closing Trading Price is below $232.75 or above $284.48. Shares of Conversant common stock (i) held in Conversant’s treasury, (ii) held by Alliance Data or any of its subsidiaries, (iii) issued pursuant to Conversant restricted stock award grants that remain unvested upon closing of the merger, or (iv) as to which the holder has properly exercised appraisal rights will not receive the merger consideration (except that shares of Conversant common stock that were issued pursuant to Conversant restricted stock award grants that remain unvested upon closing of the merger shall be entitled to receive the consideration described under the heading “The Merger—Treatment of Conversant Stock Options and Other Equity Awards”). For more information regarding the merger consideration provisions contained in the merger agreement, see “The Merger—Consideration to be Received in the Merger.”

At the time they vote on the merger, Conversant stockholders will not know the cash portion of the merger consideration or, because the Parent Closing Trading Price will not be known at that time, the value of the total merger consideration. Further, if Conversant stockholders make a Stock Election or a Cash Election, they may not receive the combination of cash and/or shares elected, depending on the choices made by other Conversant stockholders. See “The Merger—Consideration to be Received in the Merger,” “Risk Factors—The value of the merger consideration to be received by Conversant stockholders may fluctuate in certain circumstances based on the market price of Alliance Data common stock. Conversant stockholders cannot be sure of the value of the merger consideration that will be paid to Conversant stockholders in the merger” and “Risk Factors—Conversant stockholders may receive a form of consideration different from what they elect.”

Alliance Data will not issue any fractional shares of its common stock. Instead, a Conversant stockholder will be entitled to receive cash in an amount determined by multiplying (x) the closing price of Alliance Data common stock reported on the NYSE on the trading day immediately preceding the day the merger is completed by (y) the fraction of a share of Alliance Data common stock to which such stockholder otherwise would be entitled.

Q:	Can I make an election to receive all cash or all shares of Alliance Data common stock as consideration for my shares of Conversant common stock?

A:	In lieu of the Base Consideration, each Conversant stockholder will have the right to elect to receive for each share of Conversant common stock eligible to receive merger consideration (1) cash equal to $35.00, except in the case in which the Per Share Cash Cap or Per Share Cash Minimum has been reached, in which case, cash equal to the sum of (x) the Fixed Exchange Ratio multiplied by the Parent Closing Trading Price and (y) the Per Share Cash Consideration, which we refer to as a Cash Election, or (2) a number of shares of Alliance Data common stock equal to the sum of (x) the Fixed Exchange Ratio and (y) the quotient of the Per Share Cash Consideration divided by the Parent Closing Trading Price, which election we refer to as a Stock Election, and which consideration we refer to as the Per Share Stock Election Consideration. The Cash Election and Stock Election are both subject to proration as described below. Regardless of whether a Cash Election or Stock Election is made and whether proration is required, all shares of Conversant common stock will receive the equivalent value as described in this proxy statement/prospectus with respect to calculation of the Base Consideration.

For more information regarding merger consideration and election mechanics, see “The Merger—Consideration to be Received in the Merger.”

Q:	When do Alliance Data and Conversant expect to complete the merger?

A:	Alliance Data and Conversant expect to complete the merger after all conditions to the merger in the merger agreement are satisfied or waived, including the adoption of the merger agreement by the Conversant stockholders at the special meeting or any adjournment or postponement thereof. Alliance Data and Conversant currently expect to complete the merger in the fourth quarter of 2014. However, it is possible that factors outside of each company’s control could require Alliance Data and Conversant to complete the merger at a later time or not to complete it at all.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please (i) vote your shares as soon as possible so that your shares will be represented at Conversant’s special meeting, and (ii) if you desire to make an election with respect to the form of merger consideration for some or all of your shares of Conversant common stock, fill out the form of election, which will separately be made available to Conversant stockholders on the same day as this proxy statement/prospectus. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee, and on the form of election.

Even if you choose not to return your proxy card, or not to attend the special meeting, you may still complete, sign and return the form of election made available to you indicating your desire to make an election with respect to the form of merger consideration to be received by you in the merger. Any Conversant stockholder that fails to submit a proper form of election on or prior to 5 p.m., New York City time, on December 8, 2014 will be deemed to have elected to receive the Base Consideration for each of such stockholder’s shares of Conversant common stock eligible to receive merger consideration.

Q:	Who can vote at the special meeting of Conversant stockholders?

A:	All Conversant stockholders of record at the close of business on October 29, 2014, or the record date, are entitled to vote at the special meeting of Conversant stockholders. As of the close of business on the record date, 66,857,176 shares of Conversant common stock were issued and outstanding.

Q:	How many votes do I have?

A:	Each share of Conversant common stock that you owned as of the close of business on the record date entitles you to one vote on each Conversant proposal.

Q:	Is my vote important?

A:	Your vote is important regardless of how many shares you own. Please take the time to read the instructions below and vote. Choose the method of voting that is easiest and most convenient for you, and please cast your vote as soon as possible.

Q:	How do I vote?

A:	You may vote before Conversant’s meeting of stockholders in one of the following ways:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to vote or authorize the voting of your shares via the Internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at Conversant’s meeting of stockholders.

If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the meeting will need to obtain a proxy form from the institution that holds their shares.

Q:	Who will count the votes?

A:	Broadridge Financial Solutions, Inc., the tabulator for the meeting, will count, tabulate and certify the votes at the special meeting of Conversant stockholders or any adjournment or postponement thereof. A representative of Broadridge Financial Solutions, Inc. will serve as the inspector of elections at the special meeting or any adjournment or postponement thereof.

Q:	When and where is the special meeting of Conversant stockholders?

A:	The special meeting of Conversant stockholders will be held at Conversant’s corporate offices located at 30699 Russell Ranch Road, Suite 250, Westlake Village, CA 91362 at 9:00 a.m., local time, on December 9, 2014. Subject to space availability, all Conversant stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at 8:30 a.m., local time.

Q:	What happens if I transfer my shares of Conversant common stock before the Conversant special meeting?

A:

The record date of the Conversant special meeting is earlier than the date of the Conversant special meeting and the date that the merger is expected to be completed. If you transfer your shares of Conversant common stock after the record date but before the Conversant special meeting, you will retain your right to vote at the

Conversant special meeting, but you will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold shares of Conversant common stock at the closing of the merger.

Q:	May I transfer my shares of Conversant common stock once I have made an election?

A:	No. If an election has been made for any of your shares of Conversant common stock, and such election has not been properly revoked, such shares may not be transferred.

Q:	What constitutes a quorum?

A:	To establish a quorum to transact business at the Conversant special meeting, there must be present at the meeting, in person or by proxy, a majority of the shares of Conversant common stock issued, outstanding, and entitled to vote at the meeting. Shares of Conversant common stock represented in person or by proxy (including shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for the purpose of determining whether a quorum exists. Because each of the Conversant proposals is a non-discretionary item under applicable rules, as described below, broker non-votes will not be counted for the purpose of determining whether a quorum exists at the Conversant special meeting.

Q:	What vote is required to approve each of the Conversant proposals?

A:	To adopt the merger agreement: If a quorum is present, the affirmative vote of a majority of the outstanding shares of Conversant common stock entitled to vote on the proposal at the special meeting is required to adopt the merger agreement.

To approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger: If a quorum is present, the affirmative vote of the holders of a majority of the shares entitled to vote and present in person or by proxy at the special meeting is required to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, as described in the section entitled “The Merger—Interests of Directors and Executive Officers of Conversant in the Merger—Golden Parachute Compensation.”

To adjourn the Conversant special meeting: Whether or not a quorum is present at the special meeting, the affirmative vote of the holders of a majority of the shares entitled to vote and present in person or by proxy at the special meeting is required to adjourn the special meeting.

Concurrently with the execution of the merger agreement, each of Conversant’s directors and executive officers executed a Voting Agreement with Alliance Data that requires, among other things and subject to the terms and conditions and exceptions contained in the Voting Agreement, such Conversant directors and executive officers to (i) vote in favor of (and to grant a proxy to Alliance Data, or one of Alliance Data’s designated representatives, to vote in favor of) adoption of the merger agreement, the merger and the other transactions contemplated thereby, (ii) vote against any Company Takeover Proposal (as defined in the merger agreement), or any proposal or transaction involving Conversant, or amendment to the organizational documents of Conversant that would reasonably be expected to materially impede, interfere with, delay or adversely affect the merger or the other transactions contemplated by the merger agreement or change the voting rights of any class of capital stock of Conversant and (iii) not transfer such directors’ or officers’ shares of Conversant common stock prior to the earliest to occur of certain events, including the closing of the merger or the termination of the merger agreement, subject to certain permitted transfers to permitted transferees who agree to become bound by the Voting Agreement. As of September 11, 2014, Conversant’s directors and executive officers beneficially owned shares of, or securities convertible into or exercisable for, Conversant common stock representing approximately 6.5% of the outstanding shares of

x

Conversant common stock on a fully-diluted basis. As of the record date for the Conversant special meeting, Conversant’s directors and executive officers beneficially owned shares of, or securities convertible into or exercisable for, Conversant common stock representing approximately 6.5% of the outstanding shares of Conversant common stock on a fully-diluted basis. A copy of the full text of the Voting Agreement is attached as Annex B to this proxy statement/prospectus.

Q:	If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	Your broker cannot vote your shares without instructions from you with respect to any of the proposals, and if you do not instruct your broker how to vote your shares on those proposals, your shares will be treated as “broker non-votes” for those proposals. You should instruct your broker as to how to vote your Conversant common stock, following the procedures your broker provides to you. Please check the voting form used by your broker.

Q:	Can I vote at the Conversant special meeting if my shares are held in “street name”?

A:	If your shares are held in street name, you must bring an account statement or letter from your brokerage firm or bank showing that you are the beneficial owner of shares of Conversant as of the record date in order to be admitted to the special meeting. To be able to vote your shares held in street name at the special meeting of Conversant stockholders, you will need to obtain a proxy card from the holder of record.

Q:	What if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, your shares will be voted in accordance with the recommendation of the Conversant board of directors with respect to such proposal.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you fail to vote, your shares will not be counted for purposes of establishing a quorum at the special meeting. It will have the same effect as a vote AGAINST the proposal to adopt the merger agreement, but it will have no effect on the adjournment proposal or, assuming a quorum is present, on the proposal to approve on an advisory (non-binding) basis, the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger. If you are present at the meeting but abstain from voting, your shares will be counted as represented at the special meeting of Conversant stockholders for purposes of determining whether a quorum is present, and it will have the same effect as a vote AGAINST the proposal to adopt the merger agreement, AGAINST the adjournment proposal and AGAINST the proposal to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger.

Q:	What will happen if I fail to instruct my broker, bank or nominee how to vote?

A:	If you do not instruct your broker, bank or nominee on how to vote your shares, your broker may not vote your shares at the special meeting of Conversant stockholders (referred to as a “broker non-vote”). Such shares will not be counted for purposes of establishing a quorum. Broker non-votes will have the same effect as a vote AGAINST the adoption of the merger agreement, but will have no effect on the adjournment proposal or, assuming a quorum is present, on the proposal to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger.

Q:	Can I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting of Conversant stockholders. If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote. Otherwise, if you hold your shares directly and are a record holder, you can do this in one of four ways:

•	by sending a notice of revocation to Broadridge Financial Solutions, Inc.;

•	by sending a completed proxy card bearing a later date than your original proxy card;

•	by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy or authorize the voting of your shares electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

•	by attending the meeting and voting in person (although your attendance alone will not revoke any proxy).

If you choose any of the first three methods, the described action must be completed and your notice of revocation, completed proxy card, electronic vote or telephonic vote, as applicable, must be received by Broadridge Financial Solutions, Inc. by 11:59 p.m. Eastern Time on the day before the special meeting of Conversant stockholders.

Q:	Why have I been sent a form of election?

A:	If the merger is approved and consummated, each share of Conversant common stock held by you (other than shares issued pursuant to a restricted stock award grant that remains unvested upon closing of the merger and any shares as to which you properly exercise your appraisal rights) will be converted into the right to receive the Base Consideration, by default. However, you may elect to receive the Stock Election or the Cash Election with respect to each of your shares of Conversant common stock. You may also make an election to receive the Base Consideration (which is what you would receive if you do not make an election). If you make a Stock Election or a Cash Election, the number of shares of Alliance Data common stock, the amount of cash, or both, that you receive will be subject to proration among all the shares with respect to which either a Cash Election or Stock Election is made if the amount of cash or the amount of shares of Alliance Data available as merger consideration is oversubscribed. In all instances, cash will be paid in lieu of any remaining fractional interest in a share of Alliance Data common stock. The form of election is the document made available to you on the same day as this proxy statement/prospectus to select the type of consideration you wish to receive with respect to each of your shares of Conversant common stock.

Q:	Will I be sent a form of election if my shares of Conversant common stock are held through a bank, broker or other nominee?

A:	If you hold your shares of Conversant common stock through a bank, broker or other nominee, your bank, broker or other nominee, as applicable, will provide you with instructions on how to make an election. If you fail to comply with your bank’s, broker’s or nominee’s instructions, your election will be disregarded and you will receive the Base Consideration.

Q:	What happens if I do not send in my form of election?

A:	If you do not respond on or prior to 5:00 p.m., New York City time, on December 8, 2014 and the merger is approved and consummated, you will receive the Base Consideration, unless you properly exercise appraisal rights.

Q:	What happens if I miss the election deadline?

A:	Missing the election deadline is the same as not responding–you will receive the Base Consideration, unless you properly exercise appraisal rights. The election deadline is 5:00 p.m., New York City time, on December 8, 2014.

Q:	May I revoke or change my form of election?

A:	If you have made an election pursuant to a form of election you may, at any time prior to the election deadline, change or revoke your election by submitting written notice to the exchange agent. After the election deadline, you may not change or revoke your election, unless the merger agreement is terminated. If an election is timely revoked and the merger is consummated, the shares as to which such election previously applied shall automatically receive the Base Consideration, unless a new election is made pursuant to a form of election and submitted to the exchange agent prior to the election deadline.

Q:	Am I guaranteed to receive what I ask for on the form of election?

A:	If you elect to receive the Base Consideration (or do not make any election), you will receive the Base Consideration, subject to the payment of cash for any fractional shares of Alliance Data common stock you would be entitled to receive. If you make a Stock Election or a Cash Election, then you are not guaranteed to receive the form of consideration you elect to receive. The aggregate amount of cash and shares of Alliance Data common stock payable by Alliance Data in the merger will not be more than the aggregate amount of cash and shares of Alliance Data common stock that would have otherwise been payable by Alliance Data if all Conversant stockholders were to receive the Base Consideration. To the extent there is not enough cash or shares of Alliance Data common stock to pay pursuant to a Cash Election or a Stock Election, the consideration payable on each such share of Conversant common stock will be adjusted on a pro rata basis (and with the difference between such pro rated amount being made up in the remaining Alliance Data common stock or cash, as applicable) among all shares with respect to which either a Cash Election or Stock Election has been made. As a result, if you make a Stock Election or a Cash Election regarding your consideration, you may not receive the combination of cash and/or shares you elected, depending on the choices made by other Conversant stockholders.

Q:	What are the material U.S. federal income tax consequences of the merger?

A:	The federal income tax consequences of the merger will differ depending on whether the forward merger structure or reverse merger structured is used. The reverse merger structure (i.e., Conversant will be the surviving entity in the merger) will be used if the “Reverse Merger Condition” is satisfied. The forward merger structure will be used (i.e., Conversant will not be the surviving entity in the merger) if the Reverse Merger Condition is not satisfied.

If the merger is structured as a forward merger, Alliance Data and Conversant intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, for U.S. federal income tax purposes. Assuming the merger so qualifies, for U.S. federal income tax purposes:

•	Holders of Conversant common stock whose shares are exchanged in the merger for a combination of cash and Alliance Data common stock will not recognize a loss, but will generally recognize gain in an amount equal to the lesser of (i) the holder’s gain realized (i.e., the excess, if any, of the sum of the amount of cash received pursuant to the merger and the fair market value, as of the effective time of the merger, of Alliance Data common stock received pursuant to the merger over the holder’s adjusted tax basis in the shares of Conversant common stock surrendered) and (ii) the amount of cash received pursuant to the merger. In certain circumstances, this gain could be taxable as a dividend rather than a capital gain.

•	Holders of Conversant common stock whose shares are exchanged in the merger solely for cash will be required to recognize gain, and should be permitted to recognize loss, equal to the difference between the amount of cash received pursuant to the merger and the holder’s adjusted tax basis in the shares of Conversant common stock surrendered.

•	Holders of Conversant common stock whose shares are exchanged in the merger solely for Alliance Data common stock will not recognize any gain or loss, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares.

The Reverse Merger Condition will be satisfied if, on the trading date immediately before the closing date of the merger, the aggregate value of all Alliance Data common stock to be received by all Conversant stockholders as a group in the merger would be less than 40% of the aggregate value of all consideration to be received by all Conversant stockholders as a group in, or in connection with, the merger (i.e., cash plus Alliance Data common stock). Because the structure that will ultimately be used to complete the merger will depend on the 40% test, including, in particular, the value of Alliance Data stock as of the trading date immediately before the closing date of the merger, we will not know at the time of the stockholder meeting which structure will be used. As a result, Conversant stockholders will not know which of the alternative tax consequences described in this answer will be applicable to them at the time they vote on the merger.

If the reverse merger structure is used, the merger will not qualify as a reorganization within the meaning of Section 368(a) of the Code. In that case, holders of Conversant common stock whose shares are exchanged in the merger for merger consideration will generally recognize gain or loss in an amount equal to the difference between (i) the fair market value, as of the effective time of the merger, of Alliance Data common stock received plus any cash received and (ii) the holder’s adjusted tax basis in the shares of Conversant common stock surrendered. Such gain or loss generally will be determined separately with respect to each block of Conversant shares surrendered in the merger, and generally will be long-term capital gain or loss if the holder’s holding period for the Conversant common stock surrendered exceeds one year at the effective time of the merger.

We would use the reverse merger structure to avoid the substantial corporate level tax that would result if the merger were to be structured as a forward merger and were to fail to satisfy the requirements for a reorganization under Section 368(a) of the Internal Revenue Code.

The tax consequences to Conversant stockholders of the merger are described in greater detail in the section entitled “Material U.S. Federal Income Tax Consequences.” You are urged to consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Q:	Does the merger require the approval of Alliance Data stockholders?

A:	No, the merger does not require the approval of Alliance Data stockholders.

Q:	Do I have appraisal rights?

A:	Subject to the closing of the merger, record holders of Conversant common stock who do not vote in favor of the Merger Proposal and otherwise comply fully with the requirements and procedures of Section 262 of the General Corporation Law of the State of Delaware, or the DGCL, are entitled to exercise their rights of appraisal, which generally entitle stockholders to receive a cash payment equal to the fair value of their Conversant common stock exclusive of any element of value arising from the accomplishment or expectation of the merger. However, if you choose to make an election with respect to the form of merger consideration you wish to receive, you will be deemed to waive your rights of appraisal. A detailed description of the appraisal rights and procedures available to Conversant stockholders is included in “The Merger—Appraisal Rights.” The full text of Section 262 of the DGCL is attached as Annex C to this proxy statement/prospectus.

Q:	Should I send in my stock certificates now?

A:	Yes, ONLY if you are a Conversant stockholder that is making an election with respect to the form of merger consideration to be received by you in the merger. In that case, you should send your stock certificates with your completed form of election by following the directions provided on the form of election. If you do not provide your stock certificates with your completed form of election, your form of election will be considered incomplete. If you do not provide your stock certificates now, you will receive a letter of transmittal from the exchange agent after the merger is completed, which will explain how to exchange your stock certificates for merger consideration.

No, if you are a Conversant stockholder that chooses not to make an election with respect to the form of merger consideration to be received by you in the merger. In that case, you should NOT send your stock certificates to the exchange agent until you receive a separate letter of transmittal from the exchange agent.

You should NOT send your stock certificates with your proxy card.

Q:	How will the merger affect Conversant stock options?

A:	Each option to purchase shares of Conversant common stock that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, will be converted into an option to purchase Alliance Data common stock on the same terms and conditions as applied to the existing option immediately prior to the merger, except that (1) the number of shares of Alliance Data common stock subject to the new option, rounded down to the nearest whole share, will be determined by multiplying the number of shares of Conversant common stock subject to the existing option by the Per Share Stock Election Consideration and (2) the exercise price per share of Alliance Data common stock under the new option, rounded up to the nearest whole cent, will be equal to the exercise price per share of Conversant common stock of the existing option divided by the Per Share Stock Election Consideration.

Q:	How will the merger affect Conversant restricted stock?

A:	Each Conversant restricted stock award that is not vested by its terms upon or before the closing of the merger will be converted into a restricted stock award with respect to whole shares of Alliance Data common stock, on the same terms, conditions and restrictions as applied to the existing award immediately prior to the merger, except that the number of shares of Alliance Data common stock subject to the new award, rounded down to the nearest whole share, will be equal to the product of the number of unvested shares of Conversant common stock under the existing award and the Per Share Stock Election Consideration. Each Conversant restricted stock award that is vested by its terms upon or before the closing of the merger will, at the effective time of the merger, entitle the holder thereof to the merger consideration described under “—Consideration to be Received in the Merger.”

If you hold shares of Conversant restricted common stock that will be unvested as of the election deadline but will vest prior to or in connection with the closing of the merger, we will provide instructions on how to make an election with respect to those shares.

Q:	Will any other business be conducted at the Conversant special meeting or will other matters be voted on?

A:	Conversant is not aware of any other business to be conducted or matters to be voted upon at the special meeting of Conversant stockholders.

Q:	Where can I find the voting results?

A:	Conversant will report the voting results from the special meeting of Conversant stockholders in its Current Report on Form 8-K, which it expects to file with the SEC within four business days after the special meeting.

Q:	Whom should I contact if I have any questions about the merger, the election mechanics or the proxy materials?

A:	If you have any questions about the merger or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus, the enclosed proxy card or form of election, which will be made available to Conversant stockholders on the same day as this proxy statement/prospectus, you should contact either of the companies listed below:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll Free: (888) 750-5834

Banks and Brokers May Call Collect: (212) 750-5833

Broadridge Corporate Issuer Solutions, Inc.

51 Mercedes Way

Edgewood, NY 11717

(855) 449-0990 (Toll free)

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus, or the annexes to this proxy statement/prospectus, and does not contain all the information that may be important to you. Alliance Data and Conversant urge you to read carefully this proxy statement/prospectus and the annexes to this proxy statement/prospectus in their entirety. Additionally, important information is also contained in the documents that we incorporate by reference into this proxy statement/prospectus. See “Where You Can Find More Information” and “Information Incorporated by Reference.” We have included page references in this summary to direct you to a more complete description of the topics presented below.

The Parties

Alliance Data Systems Corporation (See page 100)

Alliance Data is a leading global provider of data-driven marketing and loyalty solutions serving large, consumer-based businesses in a variety of industries. Alliance Data offers a comprehensive portfolio of integrated outsourced marketing solutions, including customer loyalty programs, database marketing services, marketing strategy consulting, analytics and creative services, direct marketing services and private label and co-brand retail credit card programs. Alliance Data focuses on facilitating and managing interactions between its clients and their customers through all consumer marketing channels, including in-store, online, catalog, mail, telephone and email, and emerging channels such as mobile and social media. Alliance Data captures and analyzes data created during each customer interaction, leveraging the insight derived from that data to enable clients to identify and acquire new customers and to enhance customer loyalty. Alliance Data believes that its services are becoming increasingly valuable as businesses shift marketing resources away from traditional mass marketing toward more targeted marketing programs that provide measurable returns on marketing investments. Alliance Data’s client base of more than 1,300 companies consists primarily of large consumer-based businesses, including well-known brands such as Bank of Montreal, Sobeys, Shell Canada, Procter & Gamble, AstraZeneca, Hilton, Bank of America, General Motors, FedEx, Kraft, Victoria’s Secret, Lane Bryant, Pottery Barn, J. Crew and Ann Taylor. Alliance Data’s client base is diversified across a broad range of end-markets, including financial services, specialty retail, grocery stores, drug stores, petroleum retail, automotive, hospitality and travel, telecommunications and pharmaceuticals. Alliance Data believes its comprehensive suite of marketing solutions offers it a significant competitive advantage, as many of its competitors offer a more limited range of services. Alliance Data believes the breadth and quality of its service offerings have enabled it to establish and maintain long-standing client relationships.

Alliance Data was incorporated under the laws of the State of Delaware on February 23, 1995. Its corporate headquarters are located at 7500 Dallas Parkway, Suite 700, Plano, Texas 75024 and its telephone number at that address is 214-494-3000. Alliance Data’s website address is www.alliancedata.com. Information contained on Alliance Data’s website is not incorporated by reference and does not constitute a part of this proxy statement/prospectus.

Conversant, Inc. (See page 100)

Conversant offers a comprehensive range of digital marketing services across its affiliate marketing and media segments. Conversant believes the unique combination of its scale and breadth of services; vast amounts of proprietary data spanning online and offline channels; cross-device capabilities; and industry leading approach to personalized communication positions Conversant to be the digital marketing services provider of choice for major marketers and the advertising agencies that service them. Conversant’s services help marketers achieve a variety of strategic objectives, including customer relationship management, new customer acquisition and branding. In the first quarter of 2014, the company changed its corporate name from ValueClick, Inc. to Conversant, Inc.

Conversant was incorporated under the laws of the State of Delaware on October 9, 1998. Its corporate headquarters are located at 30699 Russell Ranch Road, Suite 250, Westlake Village, California 91362, and its telephone number at that address is (818) 575-4500. Conversant’s website address is www.conversantmedia.com. Information contained on Conversant’s website is not incorporated by reference and does not constitute a part of this proxy statement/prospectus.

The Merger Subsidiary (See page 101)

Amber Sub LLC, or the Merger Subsidiary, is a wholly-owned subsidiary of Alliance Data and was formed as a limited liability company under the laws of the State of Delaware on September 5, 2014 for the purpose of effecting the merger. Subject to the terms and conditions of the merger agreement and upon closing of the merger, Conversant will merge with and into the Merger Subsidiary, which will survive as a wholly-owned subsidiary of Alliance Data. At the effective time of the merger, the name of the Merger Subsidiary will change to Conversant LLC. However, if the “Reverse Merger Condition” described below is satisfied, Conversant will be the surviving entity in the merger. See “Material U.S. Federal Income Tax Consequences.”

The Merger Subsidiary has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

Risk Factors (See page 29)

Before voting at the Conversant special meeting, Conversant’s stockholders should carefully consider all of the information contained in or incorporated by reference into this proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors,” including the risks that:

•	The merger may not be completed on a timely basis or at all. The failure to complete the merger would eliminate, or any delay in the completion of the merger may significantly reduce, the benefits expected to be obtained from the merger and could adversely affect the market price of Alliance Data or Conversant common stock or their future business and financial results.

•	The value of the merger consideration to be received by Conversant stockholders may fluctuate in certain circumstances based on the market price of Alliance Data common stock. Conversant stockholders cannot be sure of the value of the merger consideration that will be paid to Conversant stockholders in the merger.

•	Conversant stockholders may receive a form of consideration different from what they elect.

•	Uncertainties associated with the merger may cause a loss of management personnel and other key employees that could adversely affect the future business, operations and financial results of Alliance Data following the merger.

•	Lawsuits have been filed against Conversant, Conversant’s directors, Alliance Data and the Merger Subsidiary challenging the merger, and an adverse ruling may prevent the merger from being completed.

•	Conversant stockholders will not know the federal income tax consequences to them of the merger at the time that they make an election as to the form of the consideration or at the time they vote. See “Material U.S. Federal Income Tax Consequences.”

•	Current Alliance Data stockholders and Conversant stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

•	Alliance Data may be unable to integrate successfully the businesses of Conversant and realize the anticipated benefits of the merger or do so within the intended timeframe.

•	Sales of substantial amounts of Alliance Data common stock in the open market, by former Conversant stockholders or otherwise, could depress Alliance Data’s stock price.

The Merger

The Merger Agreement (See page 83)

Alliance Data and Conversant have entered into the merger agreement attached as Annex A to this proxy statement/prospectus. We encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

Effect of the Merger (See page 40)

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Conversant will merge with and into the Merger Subsidiary, with the Merger Subsidiary surviving the merger as a wholly-owned subsidiary of Alliance Data. However, if the “Reverse Merger Condition” described below is satisfied, Conversant will be the surviving entity in the merger. See “Material U.S. Federal Income Tax Consequences.” We expect that, on a fully-diluted basis, the existing stockholders of Alliance Data and the former stockholders of Conversant will own approximately 93% and 7%, respectively, of the outstanding Alliance Data common stock following the merger.

Consideration to be Received in the Merger (See page 84)

In the proposed merger, Conversant stockholders will receive for each share of Conversant common stock (other than shares (i) held by Alliance Data or any of its subsidiaries, (ii) issued pursuant to a Conversant restricted stock award grant that remains unvested upon closing of the merger, (iii) as to which the holder has properly exercised appraisal rights or (iv) as to which a valid Cash Election or Stock Election has been made) the combination, which we refer to as the Base Consideration, of (x) 0.07037 of a share, which we refer to as the Fixed Exchange Ratio, of Alliance Data common stock and (y) an amount in cash equal to $35.00 minus the product of the volume weighted average price per share of Alliance Data common stock on the New York Stock Exchange, or the NYSE, for the consecutive period of fifteen trading days ending on the close of trading on the second trading day immediately preceding the closing of the merger, which we refer to as the Parent Closing Trading Price, multiplied by the Fixed Exchange Ratio, which cash portion of the Base Consideration we refer to as the Per Share Cash Consideration. Notwithstanding the foregoing, the Per Share Cash Consideration will not exceed $18.62, which we refer to as the Per Share Cash Cap, and will not be less than $14.98, which we refer to as the Per Share Cash Minimum. In the event that the Per Share Cash Cap or Per Share Cash Minimum is reached, the Per Share Cash Consideration will be fixed at the Per Share Cash Cap or the Per Share Cash Minimum, as applicable, and the value that Conversant stockholders will receive for each share of Conversant common stock will fluctuate below or above $35.00, as applicable, to the extent that the Parent Closing Trading Price is below $232.75 or above $284.48. For more information regarding the merger consideration provisions contained in the merger agreement, see “The Merger—Consideration to be Received in the Merger.”

In lieu of the Base Consideration described above, each Conversant stockholder will have the right to elect to receive for each share of Conversant common stock eligible to receive merger consideration (1) cash equal to $35.00, except in the case in which (i) the Per Share Cash Cap or Per Share Cash Minimum has been reached, in which case, cash equal to the sum of (x) the Fixed Exchange Ratio multiplied by the Parent Closing Trading Price and (y) the Per Share Cash Consideration, which we refer to as the Cash Election, or (2) a number of shares of Alliance Data common stock equal to the sum of (x) the Fixed Exchange Ratio and (y) the quotient of the Per Share Cash Consideration divided by the Parent Closing Trading Price, which election we refer to as a Stock Election, and which consideration we refer to as the Per Share Stock Election Consideration, and, in the case of either a Cash or Stock Election, both are subject to proration as described below.

The Base Consideration otherwise payable on each share of Conversant common stock as to which either a Cash Election or Stock Election has been made, will be pooled and reallocated among all such shares of Conversant common stock as to which a Cash Election or Stock Election has been made. This pooling and reallocation means that each such share gets, to the greatest extent possible, all cash or all Alliance Data common stock, but with the consideration payable on each such share of Conversant common stock pro rated to the extent there is not enough cash or enough Alliance Data common stock to pay pursuant to each such election (and with the difference between such pro rated amount being made up in the remaining Alliance Data common stock or cash, as applicable). The aggregate amount of cash and shares of Alliance Data common stock payable by Alliance Data in the merger shall equal the aggregate amount of cash and shares of Alliance Data common stock that would have otherwise been payable by Alliance Data if no election had been made by Conversant stockholders, and all such stockholders were to receive the Base Consideration. Shares of Conversant common stock (i) held in Conversant’s treasury, (ii) held by Alliance Data or any of its subsidiaries, (iii) issued pursuant to Conversant restricted stock award grants that remain unvested upon closing of the merger, or (iv) as to which the holder has properly exercised appraisal rights will not receive the merger consideration (except that shares of Conversant common stock that were issued pursuant to Conversant restricted stock award grants that remain unvested upon closing of the merger shall be entitled to receive the consideration described under the heading “The Merger—Treatment of Conversant Stock Options and Other Equity Awards”).

The following table illustrates the value of the Base Consideration per share of Conversant common stock for different hypothetical Parent Closing Trading Prices (with the shaded lines defining the lower and upper boundaries of the collar).

Parent Closing Trading Price (a)	Fixed Exchange Ratio	Approx. Value of Per Share Stock Consideration (b)	Approx. Per Share Cash Consideration	Approx. Total Value of Per Share Merger Consideration
$220.00	0.07037	$15.48	$18.62	$34.10
$225.00	0.07037	$15.83	$18.62	$34.45
$230.00	0.07037	$16.19	$18.62	$34.81
$232.00	0.07037	$16.33	$18.62	$34.95
$232.75(c)	0.07037	$16.38	$18.62	$35.00
$233.00	0.07037	$16.40	$18.60	$35.00
$235.00	0.07037	$16.54	$18.46	$35.00
$240.00	0.07037	$16.89	$18.11	$35.00
$245.00	0.07037	$17.24	$17.76	$35.00
$255.00	0.07037	$17.94	$17.06	$35.00
$258.00	0.07037	$18.16	$16.84	$35.00
$258.61(d)	0.07037	$18.20	$16.80	$35.00
$259.00	0.07037	$18.23	$16.77	$35.00
$260.00	0.07037	$18.30	$16.70	$35.00
$265.00	0.07037	$18.65	$16.35	$35.00
$270.00	0.07037	$19.00	$16.00	$35.00
$275.00	0.07037	$19.35	$15.65	$35.00
$280.00	0.07037	$19.70	$15.30	$35.00
$284.00	0.07037	$19.99	$15.01	$35.00
$284.48(e)	0.07037	$20.02	$14.98	$35.00
$285.00	0.07037	$20.06	$14.98	$35.04
$290.00	0.07037	$20.41	$14.98	$35.39
$295.00	0.07037	$20.76	$14.98	$35.74
$300.00	0.07037	$21.11	$14.98	$36.09

(a)	Hypothetical volume weighted average price per share of Alliance Data common stock on the NYSE for the consecutive period of fifteen trading days ending on the close of trading on the second trading day immediately preceding the closing of the merger.
(b)	Note that per the terms of the merger agreement, any fractional shares of Alliance Data common stock payable to any holder of Conversant common stock will be aggregated and paid in cash.

(c)	Reflects a 10% reduction in the Parent Closing Trading Price compared to the Parent Signing Trading Price, which is the lower boundary of the collar and the Parent Closing Trading Price at which the Per Share Cash Cap is reached.
(d)	The 7-day volume weighted average price per share of Alliance Data common stock on the NYSE as of the close of business on September 10, 2014, the last business day prior to the date the merger agreement was executed, referred to in this proxy statement/prospectus as the Parent Signing Trading Price.
(e)	Reflects a 10% increase in the Parent Closing Trading Price compared to the Parent Signing Trading Price, which is the upper boundary of the collar and the Parent Closing Trading Price at which the Per Share Cash Minimum is reached.

For tabular illustrations of proration calculations for different hypothetical Cash Elections and Stock Elections that may be made by Conversant stockholders under the terms of the merger agreement, see Annex D to this proxy statement/prospectus.

The tables included or referenced above are for illustrative purposes only. The value of the merger consideration that a Conversant stockholder actually receives will be based on the actual Parent Closing Trading Price, and the mix of merger consideration that an electing Conversant stockholder actually receives will depend on the elections made by other Conversant stockholders.

At the time they vote on the merger, Conversant stockholders will not know the cash portion of the merger consideration or, because the Parent Closing Trading Price will not be known at that time, the value of the total merger consideration. Further, if Conversant stockholders make a Stock Election or a Cash Election, they may not receive the combination of cash and/or shares elected, depending on the choices made by other Conversant stockholders. See “The Merger—Consideration to be Received in the Merger,” “Risk Factors—The value of the merger consideration to be received by Conversant stockholders may fluctuate in certain circumstances based on the market price of Alliance Data common stock. Conversant stockholders cannot be sure of the value of the merger consideration that will be paid to Conversant stockholders in the merger” and “Risk Factors—Conversant stockholders may receive a form of consideration different from what they elect.”

Alliance Data will not issue any fractional shares of its common stock in the merger. Instead, Conversant stockholders will receive cash in lieu of any fractional shares in an amount determined by multiplying (x) the closing price of Alliance Data common stock reported on the NYSE on the trading day immediately preceding the date of the merger’s closing by (y) the fraction of a share of Alliance Data common stock to which the stockholder would otherwise be entitled.

The merger agreement provides for adjustments to the merger consideration to reflect fully the effect of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event with respect to Alliance Data common stock or Conversant common stock occurring between September 11, 2014 and the effective time of the merger.

Treatment of Conversant Stock Options and Other Equity Awards (See page 86)

Pursuant to the merger agreement, each Conversant stock option that is outstanding and unexercised immediately prior to the effective time of the merger will be converted into an option to acquire a number of shares of Alliance Data common stock, rounded down to the nearest whole share, determined by multiplying the number of shares underlying the existing Conversant stock option by the Per Share Stock Election Consideration, at an exercise price per share of Alliance Data common stock, rounded up to the nearest whole cent, equal to the per-share exercise price for the Conversant stock option immediately prior to the effective time of the merger divided by the Per Share Stock Election Consideration.

At the effective time of the merger, each outstanding Conversant restricted stock award that is not vested by its terms upon or before the closing of the merger will, pursuant to the merger agreement, be converted into a restricted stock award with respect to whole shares of Alliance Data common stock, with the number of shares of Alliance Data common stock subject to each such converted restricted stock award, rounded down to the nearest whole share, determined by multiplying the number of shares of Conversant common stock subject to the existing restricted stock award by the Per Share Stock Election Consideration. Each Conversant restricted stock award that is vested by its terms upon the closing of the merger will, at the effective time of the merger, entitle the holder thereof to the merger consideration described under “—Consideration to be Received in the Merger.” However, in connection with the merger, Conversant’s President and Chief Executive Officer John Giuliani entered into an agreement with Alliance Data to, among other things, waive his right to acceleration of his outstanding unvested restricted stock awards. Additional information regarding this agreement and Mr. Giuliani’s restricted stock awards is included under the headings “The Merger—Interests of Directors and Executive Officers of Conversant in the Merger—Treatment of Conversant Stock Options and Other Equity Awards” and “The Merger—Letter Agreement with John Giuliani.”

Each converted stock option or restricted stock award will be issued in respect of Alliance Data common stock under the Alliance Data 2010 Omnibus Incentive Plan, subject to the same terms and conditions as the respective Conversant stock option or restricted stock award as in effect immediately prior to the effective time of the merger (taking into account the adjustments to the number of shares and exercise price). Each Conversant stock incentive plan will be terminated by the board of directors of Conversant effective as of immediately prior to the effective time of the merger.

Approval of Alliance Data’s Board of Directors (See page 49)

After careful consideration, Alliance Data’s board of directors and the managers of the Merger Subsidiary unanimously approved the merger agreement, and Alliance Data’s board of directors unanimously approved the issuance of Alliance Data common stock in the merger. The compensation committee of Alliance Data’s board of directors unanimously approved the grant of replacement equity awards to the holders of Conversant equity awards, as provided in the merger agreement. See “The Merger—Treatment of Conversant Stock Options and Other Equity Awards.”

Recommendations of the Conversant Board of Directors (See page 49)

After careful consideration, the Conversant board of directors unanimously recommends that Conversant stockholders vote (1) “FOR” the proposal to adopt the merger agreement, (2) “FOR” the proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, and (3) “FOR” the proposal to adjourn the Conversant special meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals.

Opinion of Conversant’s Financial Advisor (See page 52 and Annex F)

In connection with the merger, Morgan Stanley & Co. LLC, Conversant’s financial advisor (which we refer to in this proxy statement/prospectus as Morgan Stanley), rendered to Conversant’s board of directors its oral opinion, subsequently confirmed in writing, that as of September 10, 2014, and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of shares of Conversant common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated as of September 10, 2014, is attached as Annex F to this proxy statement/prospectus and is incorporated by reference in this proxy statement/prospectus in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Morgan Stanley’s opinion is directed to Conversant’s board of directors and addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of Conversant common stock pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion did not in any manner address the prices at which shares of Conversant common stock or Alliance Data common stock would trade at any time in the future, or any compensation or compensation agreements arising from (or relating to) the merger which benefit any officer, director or employee of Conversant, or any class of such persons. The opinion is addressed to the Conversant board of directors and does not constitute a recommendation to any stockholder of Conversant as to how to vote at the stockholders’ meeting to be held in connection with the transactions contemplated by the merger agreement, what elections to make with respect to the form of consideration to be received, or any other action with respect to the transactions contemplated by the merger agreement.

Interests of Conversant’s Directors and Executive Officers in the Merger (See page 66)

Conversant stockholders should be aware that the directors and executive officers of Conversant have interests in the proposed merger that are different from, or are in addition to, the interests of Conversant stockholders generally. These interests relate to the treatment of equity-based compensation awards held by directors and executive officers of Conversant in the merger, provision of severance benefits, and the indemnification of Conversant’s directors and officers by Alliance Data.

Material U.S. Federal Income Tax Consequences of the Merger (See page 78)

The federal income tax consequences of the merger will differ depending on whether the forward merger structure or reverse merger structured is used. The reverse merger structure (i.e., Conversant will be the surviving entity in the merger) will be used if the “Reverse Merger Condition” is satisfied. The forward merger structure will be used (i.e., Conversant will not be the surviving entity in the merger) if the Reverse Merger Condition is not satisfied. The Reverse Merger Condition will be satisfied if on the trading date immediately before the closing date of the merger, the aggregate value of all Alliance Data common stock to be received by all Conversant stockholders as a group in the merger would be less than 40% of the aggregate value of all consideration to be received by all Conversant stockholders as a group in, or in connection with, the merger (i.e., cash plus Alliance Data common stock). Because the structure that will ultimately be used to complete the merger will depend on a variety of factors, including, in particular, the value of Alliance Data stock as of the trading date immediately before the closing date of the merger, we will not know at the time of the stockholder meeting which structure will be used. As a result, Conversant stockholders will not know which of the alternative tax consequences described below will be applicable to them at the time they vote on the merger.

If the merger is structured as a forward merger, Alliance Data and Conversant intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, for U.S. federal income tax purposes. Assuming the merger so qualifies, for U.S. federal income tax purposes:

•	Holders of Conversant common stock whose shares are exchanged in the merger for a combination of cash and Alliance Data common stock will not recognize a loss, but will generally recognize gain in an amount equal to the lesser of (i) the holder’s gain realized (i.e., the excess, if any, of the sum of the amount of cash received pursuant to the merger and the fair market value, as of the effective time of the merger, of Alliance Data common stock received pursuant to the merger over the holder’s adjusted tax basis in the shares of Conversant common stock surrendered) and (ii) the amount of cash received pursuant to the merger. In certain circumstances, this gain could be taxable as a dividend rather than a capital gain.

•	Holders of Conversant common stock whose shares are exchanged in the merger solely for cash will be required to recognize gain, and should be permitted to recognize loss, equal to the difference between the amount of cash received pursuant to the merger and the holder’s adjusted tax basis in the shares of Conversant common stock surrendered.

•	Holders of Conversant common stock whose shares are exchanged in the merger solely for Alliance Data common stock will not recognize any gain or loss, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares.

If the reverse merger structure is used, the merger will not qualify as a reorganization within the meaning of Section 368(a) of the Code. In that case, holders of Conversant common stock whose shares are exchanged in the merger for merger consideration will generally recognize gain or loss in an amount equal to the difference between (i) the fair market value, as of the effective time of the merger, of Alliance Data common stock received plus any cash received and (ii) the holder’s adjusted tax basis in the shares of Conversant common stock surrendered. Such gain or loss generally will be determined separately with respect to each block of Conversant shares surrendered in the merger, and generally will be long-term capital gain or loss if the holder’s holding period for the Conversant common stock surrendered exceeds one year at the effective time of the merger.

We would use the reverse merger structure to avoid the substantial corporate level tax that would result if the merger were to be structured as a forward merger and were to fail to satisfy the requirements for a reorganization under Section 368(a) of the Internal Revenue Code.

The tax consequences to Conversant stockholders of the merger are described in greater detail in the section entitled “Material U.S. Federal Income Tax Consequences.” You are urged to consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Accounting Treatment of the Merger (See page 71)

Each of Alliance Data and Conversant prepares its financial statements in accordance with United States generally accepted accounting principles, or GAAP. The merger will be accounted for using the acquisition method of accounting with Alliance Data treated as the acquirer of Conversant for accounting purposes. This means that the assets, liabilities and commitments of Conversant, the accounting acquiree, are adjusted to their estimated fair value at the acquisition date. Under the acquisition method of accounting, definite-lived intangible assets are amortized over their remaining useful lives. Goodwill and other indefinite-lived intangible assets are tested for impairment at least annually.

Appraisal Rights (See page 73)

Alliance Data stockholders do not have appraisal rights in connection with the merger.

Subject to the closing of the merger, record holders of Conversant common stock who do not vote in favor of the Merger Proposal and otherwise comply fully with the requirements and procedures of Section 262 of the General Corporation Law of the State of Delaware, or the DGCL, are entitled to exercise their rights of appraisal, which generally entitle stockholders to receive a cash payment equal to the fair value of their Conversant common stock exclusive of any element of value arising from the accomplishment or expectation of the merger. Notwithstanding the foregoing, holders of shares of Conversant common stock that choose to make an election with respect to the form of merger consideration they wish to receive will be deemed to waive their rights of appraisal. The full text of Section 262 of the DGCL is attached as Annex C to this proxy statement/prospectus.

Regulatory Approvals Required for the Merger (See page 71)

Alliance Data, Conversant and the Merger Subsidiary have each agreed to use reasonable best efforts in order to obtain all regulatory approvals required in order to complete the merger. These approvals include antitrust filings with the U.S. Department of Justice and the U.S. Federal Trade Commission and expiration or termination of the required waiting periods. Alliance Data and Conversant each filed pre-merger notification and report forms with the U.S. antitrust authorities pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and, in accordance with the merger agreement, requested “early termination” of the waiting period, which request for “early termination” was granted on September 24, 2014. On September 24, 2014, Alliance Data and John Giuliani, Conversant’s President and Chief Executive Officer, each filed notifications pursuant to the HSR Act with respect to Mr. Giuliani’s receipt of Alliance Data common stock upon closing of the merger and requested “early termination” of the waiting period, which “early termination” was granted on October 3, 2014.

Alliance Data and Conversant were also required to file with the antitrust regulators in Germany. The companies submitted their notification to the Federal Cartel Office, or the FCO, in Germany on September 29, 2014. The FCO gave its authorization for the merger on October 15, 2014.

Conditions to Closing of the Merger (See page 92)

Alliance Data and Conversant expect to complete the merger after all the conditions to the merger in the merger agreement are satisfied or waived, including receipt of the requisite stockholder approval at the Conversant special meeting and all required regulatory approvals. Alliance Data and Conversant currently expect to complete the merger in the fourth quarter of 2014. However, it is possible that factors outside of the parties’ control could require that the merger be completed at a later time or not completed at all.

The obligation of each party to complete the merger is subject to the satisfaction or waiver of several conditions set forth in the merger agreement, which are summarized below:

•	Conversant stockholders shall have approved the Merger Proposal;

•	no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the closing of the merger;

•	the registration statement of which this proxy statement/prospectus forms a part shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of such registration statement shall have been issued (and not withdrawn) by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing (and not withdrawn) by the SEC;

•	the shares of Alliance Data common stock to be issued in the merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

•	all waiting periods applicable to the closing of the merger under the HSR Act (which condition was satisfied on October 3, 2014), or any applicable international antitrust filing requirements (which condition was satisfied on October 15, 2014), shall have expired or been terminated.

The obligation of Conversant to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Alliance Data and the Merger Subsidiary shall be true and correct both on and as of September 11, 2014 and at the time of the merger’s closing, subject to the materiality standards provided in the merger agreement;

•	each of Alliance Data and the Merger Subsidiary shall have performed in all material respects all covenants, obligations and other agreements required by the merger agreement to be performed by it on or prior to the effective time of the merger;

•	since September 11, 2014, there shall not have been any fact, change, circumstance, occurrence, condition or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect (as such term is defined in the merger agreement and described in more detail under the heading “The Merger Agreement”) on Alliance Data; and

•	Alliance Data shall have delivered to Conversant a certificate signed by an executive officer certifying to the effect that the foregoing conditions have been satisfied.

The obligation of Alliance Data to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Conversant shall be true and correct both on and as of September 11, 2014 and at the time of the merger’s closing, subject to the materiality standards provided in the merger agreement;

•	Conversant shall have performed in all material respects all covenants, obligations and other agreements required by the merger agreement to be performed by it on or prior to the effective time of the merger;

•	since September 11, 2014, there shall not have been any fact, change, circumstance, occurrence, condition or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect (as such term is defined in the merger agreement and described in more detail under the heading “The Merger Agreement”) on Conversant; and

•	Conversant shall have delivered to Alliance Data a certificate signed by its chief executive officer or another senior officer certifying to the effect that the foregoing conditions have been satisfied.

The merger agreement provides that any or all of the additional conditions described above may be waived, in whole or in part, by Alliance Data or Conversant, to the extent legally allowed. Neither Alliance Data nor Conversant currently expects to waive any material condition to the closing of the merger.

Timing of the Merger (See page 83)

The merger is expected to be completed in the fourth quarter of 2014, subject to the satisfaction or waiver of the closing conditions.

No Solicitation of Other Offers; No Change of Board Recommendation (See page 94)

The merger agreement contains “no solicitation” provisions that, subject to certain exceptions, require Conversant to, and to cause each of its controlled affiliates to, and use its reasonable best efforts to cause each of its and its controlled affiliates’ representatives to:

•	cease and cause to be terminated any discussions or negotiations with any persons (other than Alliance Data and its subsidiaries) that may be ongoing with respect to a company takeover proposal with respect to Conversant or any of its subsidiaries from any person other than Alliance Data and its subsidiaries, or a Company Takeover Proposal, and which is described in more detail under the heading “The Merger Agreement—‘No Solicitation’ Provisions;” or

•	not, directly or indirectly, (1) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal that could reasonably be expected to lead to, a Company Takeover Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding a Company Takeover Proposal, (3) approve, recommend or enter into, or propose to approve, recommend or enter into, any agreement (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal, (4) take any action to make the provisions of any takeover statute inapplicable to the transactions contemplated by a Company Takeover Proposal, or (5) resolve, propose or agree to do any of the foregoing.

However, prior to the approval of the Merger Proposal by Conversant stockholders, if Conversant receives an unsolicited written Company Takeover Proposal that (i) Conversant’s board of directors determines in good faith to be bona fide, (ii) did not result from Conversant’s or its representatives breach or violation of, or failure to perform the “no solicitations” provisions, and (iii) Conversant’s board of directors determines in good faith constitutes or could reasonably be expected to lead to a Company Superior Proposal (as such term is defined in the merger agreement and described in more detail under the heading “The Merger Agreement”) and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then Conversant and its representatives may:

•	furnish, pursuant to and in accordance with a confidentiality agreement in substantially the same form as the confidentiality agreement entered into between Alliance Data and Conversant, information with respect to Conversant and its subsidiaries to the person who made such Company Takeover Proposal;

•	engage in discussions or negotiations regarding the Company Takeover Proposal; and

•	grant a waiver or release to any person subject to a “standstill” agreement with Conversant to submit such a Company Takeover Proposal to Conversant’s board of directors.

Termination of the Merger Agreement (See page 97)

Either Alliance Data or Conversant may terminate the merger agreement at any time prior to the effective time of the merger if:

•	the parties mutually agree in writing;

•	the merger is not consummated by March 31, 2015;

•	a governmental entity of competent jurisdiction issues a final and nonappealable order permanently restraining, enjoining or otherwise prohibiting the closing of the merger; or

•	the requisite vote of Conversant stockholders in favor of the Merger Proposal is not obtained after the special meeting of Conversant stockholders (as it may be adjourned or postponed) has concluded.

Alliance Data may terminate the merger agreement if:

•	(i) Conversant shall have failed to include its recommendation in favor of the Merger Proposal in this proxy statement/prospectus distributed to its stockholders, (ii) Conversant shall have approved, adopted or recommended to Conversant stockholders a Company Takeover Proposal, which is referred to herein as a Company Adverse Recommendation Change, (iii) a tender offer or exchange offer that constitutes a Company Takeover Proposal shall have been commenced by a person unaffiliated with Alliance Data and Conversant has not published, sent or given to its stockholders within ten business days a statement affirming its recommendation in favor of the Merger Proposal, (iv) Conversant or any of its representatives has materially breached or violated its covenants, obligations or agreements related to non-solicitation and requirements regarding this proxy statement/prospectus and calling of the special meeting of Conversant stockholders; or

•	Conversant has breached, violated or failed to perform any of its respective representations, warranties, covenants, obligations or other agreements (i) if such breach, violation or failure occurred or was continuing to occur at the time immediately prior to the closing of the merger and would result in a failure of a closing condition and (ii) which is either non-curable or is not cured by the earlier of March 31, 2015 and the date that is thirty days following written notice from Alliance Data to Conversant describing such breach, violation or failure in reasonable detail.

Conversant may terminate the merger agreement if:

•	Alliance Data or the Merger Subsidiary has breached, violated or failed to perform any of their respective representations, warranties, covenants, obligations or other agreements (i) if such breach, violation or failure occurred or was continuing to occur at the time immediately prior to the closing of the merger and would result in a failure of a closing condition and (ii) which is either non-curable or is not cured by the earlier of March 31, 2015 and the date that is thirty days following written notice from Conversant to Alliance Data describing such breach, violation or failure in reasonable detail; or

•	Conversant receives a Company Superior Proposal and follows the steps required to terminate the merger agreement described under “The Merger Agreement—Board Recommendation—Change in Recommendation or Termination of the Merger Agreement for a ‘Company Superior Proposal.’”

Termination Fee (See page 98)

In the merger agreement, Conversant has agreed to pay Alliance Data a termination fee equal to $65.0 million if the merger agreement is terminated:

•	by Conversant if Conversant receives a Company Superior Proposal and follows the steps required to terminate the merger agreement described under “The Merger Agreement—Board Recommendation—Change in Recommendation or Termination of the Merger Agreement for a ‘Company Superior Proposal’”;

•	by Alliance Data if (i) Conversant shall have failed to include its recommendation in favor of the Merger Proposal in this proxy statement/prospectus distributed to its stockholders, (ii) Conversant shall have effected a Company Adverse Recommendation Change, (iii) a tender offer or exchange offer that constitutes a Company Takeover Proposal shall have been commenced by a person unaffiliated with Alliance Data and Conversant shall not have published, sent or given to its stockholders within ten business days a statement affirming its recommendation in favor of the Merger Proposal or (iv) Conversant or its representatives shall have materially breached or violated its covenants, obligations or agreements related to non-solicitation and requirements regarding this proxy statement/prospectus and calling of the special meeting of Conversant stockholders; or

•	after the occurrence of a Pre-Termination Takeover Proposal Event (as such term is defined in the merger agreement and described in more detail under the heading “The Merger Agreement”), if either Alliance Data or Conversant terminate for any of the following reasons and at any time on or prior to the twelve month anniversary of termination, and Conversant enters into a definitive agreement with respect to or consummates any transaction that constitutes a Company Takeover Proposal:

•	if the merger has not been consummated by March 31, 2015;

•	the requisite vote of Conversant stockholders in favor of the Merger Proposal shall not have been obtained after the special meeting of Conversant stockholders (as it may be adjourned or postponed) has concluded; or

•	if Conversant has breached, violated or failed to perform any of its respective representations, warranties, covenants, obligations or other agreements (i) if such breach, violation or failure occurred or was continuing to occur at the time immediately prior to the closing of the merger and would result in a failure of a closing condition and (ii) which is either non-curable or is not cured by the earlier of March 31, 2015 and the date that is thirty days following written notice from Alliance Data to Conversant describing such breach, violation or failure in reasonable detail.

This termination fee could discourage other companies from seeking to acquire or merge with Conversant.

Listing of Alliance Data Common Stock; Delisting and Deregistration of Conversant Common Stock (See page 76)

Prior to the closing of the merger, Alliance Data has agreed to use its reasonable best efforts to cause the shares of Alliance Data common stock to be issued in the merger to be approved for listing on the NYSE. This approval is a condition to both Conversant’s and Alliance Data’s obligation to complete the merger. If the merger is completed, Conversant common stock will cease to be listed on The NASDAQ Global Select Market, and its shares will be deregistered under the Exchange Act.

Comparison of Stockholders’ Rights (See page 122)

Conversant stockholders, whose rights are currently governed by Conversant’s second amended and restated certificate of incorporation and Conversant’s amended and restated bylaws, will become stockholders of Alliance Data and their rights will be governed by the second amended and restated certificate of incorporation of Alliance Data and the fourth amended and restated bylaws of Alliance Data. These differences are described in detail under “Comparison of Stockholders’ Rights.”

Dividends (See page 27)

Under the terms of the merger agreement, each of Alliance Data and Conversant is prohibited from paying dividends on its common stock and from repurchasing shares of its common stock during the pendency of the merger.

Litigation Related to the Merger (See page 76)

On September 12, 2014, a putative stockholder class action complaint, captioned Palkon v. Conversant, Inc., et al., No. 56-2014-00457860-CU-BT-VTA (Superior Court, Ventura County), was filed against Conversant, Conversant’s directors, Alliance Data and the Merger Subsidiary in the Superior Court of the State of California in Ventura County. On October 7, 2014, the plaintiff in the Palkon action filed a request for voluntary dismissal. The court issued an order granting the request and dismissing the action on October 21, 2014. Additionally, on September 16, 2014, a second putative stockholder class action complaint, captioned Leinoff v. Conversant, Inc., et al., No. BC-557818 (Superior Court, Los Angeles County), was filed against Conversant, Conversant’s directors, Alliance Data and the Merger Subsidiary in the Superior Court of the State of California in Los Angeles County. An amended complaint was filed in Leinoff on October 21, 2014. On September 19, 2014, a third putative stockholder class action complaint, captioned Blaze v. Conversant, Inc., et al., No. BC-558100 (Superior Court, Los Angeles County), was filed against Conversant, Conversant’s directors, Alliance Data and the Merger Subsidiary, also in the Superior Court of the State of California in Los Angeles County. The plaintiff in the Los Angeles County Blaze action filed a request for voluntary dismissal on October 17, 2014. On September 26, 2014, a fourth putative class action stockholder complaint, captioned Feliciano v. Buzby, et al., C. A. No. 10174-VCN (Chancery Court, Delaware) was filed against Conversant, Conversant’s directors, Alliance Data and the Merger Subsidiary in the Court of Chancery of the State of Delaware. An amended complaint was filed in Feliciano on October 9, 2014. On September 30, 2014, a fifth putative stockholder class action complaint, captioned Naclerio v. Conversant, Inc., et al., No. BC559187 (Superior Court, Los Angeles County) was filed against Conversant, Conversant’s directors, Alliance Data, and the Merger Subsidiary, also in the Superior Court of the State of California in Los Angeles County. On October 3, 2014, a sixth putative stockholder class action complaint, captioned Hoffman v. Conversant, Inc., et al., No. BC559660 (Superior Court, Los Angeles County) was filed against Conversant, Conversant’s directors, Alliance Data, and the Merger Subsidiary, also in the Superior Court of the State of California in Los Angeles County. On October 17, 2014, a seventh putative stockholder class action complaint, captioned Joyce v. Conversant, Inc., et al., C.A. No. 10254-VCN (Chancery Court, Delaware), was filed against Conversant, Conversant’s directors, Alliance Data, and the Merger Subsidiary in the Court of Chancery of the State of Delaware. On October 22, 2014, the plaintiff in Joyce filed a motion to expedite proceedings, including expediting discovery. On October 17, 2014, an eighth putative stockholder class action complaint, captioned Blaze v. Conversant, Inc. et al., C.A. No. 10253-VCN (Chancery Court, Delaware), was filed against Conversant, Conversant’s directors, Alliance Data, and the Merger Subsidiary, also in the Court of Chancery of the State of Delaware.

Each lawsuit alleges that members of the Conversant board of directors breached their fiduciary duties in connection with the proposed sale of Conversant to Alliance Data. Each complaint also alleges that Conversant, Alliance Data and the Merger Subsidiary aided and abetted the alleged breach of fiduciary duty. The Delaware complaints and the amended complaint in Leinoff also include claims regarding alleged misrepresentations and omissions made in the Conversant’s preliminary proxy statement. The complaints seek, among other things, injunctive relief and other equitable relief, in addition to unspecified fees and costs. Conversant, Conversant’s directors, Alliance Data and the Merger Subsidiary believe these lawsuits are without merit and intend to defend against each of them vigorously. On October 30, 2014, an order was entered consolidating the Delaware actions into a consolidated action captioned In re Conversant, Inc. Stockholder Litigation, C.A. No. 10174-VCN (Chancery Court, Delaware), and appointing Plaintiffs’ co-lead counsel and liaison counsel for the consolidated action.

The Meeting

The Conversant Special Meeting (See page 102)

At the Conversant special meeting, Conversant stockholders will be asked to vote on the following proposals:

•	to adopt the merger agreement;

•	to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, as described in the section entitled “The Merger—Interests of Directors and Executive Officers of Conversant in the Merger—Golden Parachute Compensation;”

•	to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals if there are insufficient votes at the time of such adjournment to approve such proposals; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Closing of the merger is conditioned on, among other things, the adoption by Conversant stockholders of the merger agreement.

The board of directors of Conversant unanimously recommends that you vote (1) “FOR” the proposal to adopt the merger agreement, which is necessary to effect the merger, (2) “FOR” the proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, and (3) “FOR” the proposal to adjourn the Conversant special meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals.

All Conversant stockholders of record at the close of business on the record date are entitled to vote at the special meeting of Conversant stockholders. As of the close of business on the record date, 66,857,176 shares of Conversant common stock were issued and outstanding.

If a quorum is present, the affirmative vote of a majority of the outstanding shares of Conversant common stock entitled to vote on the proposal at the special meeting is required to adopt the merger agreement. If a quorum is present, the affirmative vote of the holders of a majority of the shares entitled to vote at the special meeting and present in person or by proxy, is required to approve the proposal to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger. Whether or not a quorum is present, the affirmative vote of the holders of a majority of the shares entitled to vote at the special meeting and present in person or by proxy is required to adjourn the special meeting.

Voting by Conversant Directors and Executive Officers (See page 103)

Concurrently with the execution of the merger agreement, each of Conversant’s directors and executive officers executed a Voting Agreement with Alliance Data that requires, among other things and subject to the terms and conditions and exceptions contained in the Voting Agreement, such Conversant directors and executive officers to (i) vote in favor of (and to grant a proxy to Alliance Data, or one of Alliance Data’s designated representatives, to vote in favor of) adoption of the merger agreement, the merger and the other transactions contemplated thereby, (ii) vote against any Company Takeover Proposal (as defined in the merger agreement), or any proposal or transaction involving Conversant or amendments to organizational documents of Conversant that would reasonably be expected to materially impede, interfere with, delay or adversely affect the merger or the other transactions contemplated by the merger agreement or change the voting rights of any class of capital stock of Conversant and (iii) not transfer such directors’ or officers’ shares of Conversant common stock prior to the earliest to occur of certain events, including the closing of the merger or the termination of the merger agreement, subject to certain permitted transfers to permitted transferees who agree to become bound by the Voting Agreement. As of September 11, 2014, Conversant’s directors and executive officers beneficially owned shares of, or securities convertible into or exercisable for, Conversant common stock representing approximately 6.5% of the outstanding shares of Conversant common stock on a fully-diluted basis. As of the record date for the Conversant special meeting, Conversant’s directors and executive officers beneficially owned shares of, or securities convertible into or exercisable for, Conversant common stock representing approximately 6.5% of the outstanding shares of Conversant common stock on a fully-diluted basis. A copy of the full text of the Voting Agreement is attached as Annex B to this proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL DATA OF ALLIANCE DATA

The following table sets forth Alliance Data’s selected historical consolidated financial and other data for the periods ended and as of the dates indicated. The income statement, cash flow and certain operating data for the fiscal years ended December 31, 2013, 2012 and 2011 and the balance sheet data as of December 31, 2013 and 2012 have been derived from Alliance Data’s audited consolidated financial statements incorporated by reference into this proxy statement/prospectus. The income statement, cash flow and certain operating data for the fiscal years ended December 31, 2010 and 2009 and the balance sheet data as of December 31, 2011, 2010 and 2009 have been derived from Alliance Data’s audited consolidated financial statements that are not incorporated by reference into this proxy statement/prospectus. The income statement, cash flow and certain operating data for the six months ended June 30, 2014 and 2013 and the balance sheet data as of June 30, 2014 have been derived from Alliance Data’s unaudited condensed consolidated financial statements incorporated by reference into this proxy statement/prospectus. The balance sheet data as of June 30, 2013 has been derived from Alliance Data’s unaudited condensed consolidated financial statements that are not incorporated by reference into this proxy statement/prospectus. The data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes contained in Alliance Data’s most recent Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the six months ended June 30, 2014, incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” and “Information Incorporated By Reference” beginning on page 135 of this proxy statement/prospectus.

	Years Ended December 31,					Six Months Ended June 30,
	2013	2012	2011	2010	2009(1)	2014	2013
	(In thousands, except per share amounts)
Income statement data
Total revenue	$4,319,063	$3,641,390	$3,173,287	$2,791,421	$1,964,341	$2,498,058	$2,081,529
Cost of operations (exclusive of amortization and depreciation disclosed separately below)(2)	2,549,159	2,106,612	1,811,882	1,545,380	1,354,138	1,555,795	1,239,707
Provision for loan loss	345,758	285,479	300,316	387,822	—	167,234	124,444
General and administrative(2)	109,115	108,059	95,256	85,773	99,823	62,329	50,547
Depreciation and other amortization	84,291	73,802	70,427	67,806	62,196	51,485	40,006
Amortization of purchased intangibles	131,828	93,074	82,726	75,420	63,090	96,883	66,420
Gain on acquisition of a business	—	—	—	—	(21,227)	—	—
Merger reimbursements	—	—	—	—	(1,436)	—	—

Total operating expenses	3,220,151	2,667,026	2,360,607	2,162,201	1,556,584	1,933,726	1,521,124

Operating income	1,098,912	974,364	812,680	629,220	407,757	564,332	560,405
Interest expense, net	305,500	291,460	298,585	318,330	144,811	130,679	166,010

Income from continuing operations before income taxes	793,412	682,904	514,095	310,890	262,946	433,653	394,395
Provision for income taxes	297,242	260,648	198,809	115,252	86,227	158,717	148,976

Income from continuing operations	496,170	422,256	315,286	195,638	176,719	274,936	245,419
Loss from discontinued operations, net of taxes	—	—	—	(1,901)	(32,985)	—	—

Net income	$496,170	$422,256	$315,286	$193,737	$143,734	$274,936	$245,419
Less: Net income attributable to non-controlling interest	—	—	—	—	—	97	—

Net income attributable to common stockholders	$496,170	$422,256	$315,286	$193,737	$143,734	$274,839	$245,419

Income from continuing operations per share—basic	$10.09	$8.44	$6.22	$3.72	$3.17	$5.13	$4.96
Income from continuing operations per share—diluted	$7.42	$6.58	$5.45	$3.51	$3.06	$4.27	$3.62
Net income per share attributable to common stockholders—basic	$10.09	$8.44	$6.22	$3.69	$2.58	$5.13	$4.96
Net income per share attributable to common stockholders—diluted	$7.42	$6.58	$5.45	$3.48	$2.49	$4.27	$3.62
Weighted average shares—basic	49,190	50,008	50,687	52,534	55,765	53,600	49,444
Weighted average shares—diluted	66,866	64,143	57,804	55,710	57,706	64,354	67,746

	Years Ended December 31,					Six Months Ended June 30,
	2013	2012	2011	2010	2009(1)	2014	2013
	(In thousands)
Adjusted EBITDA
Adjusted EBITDA(3)	$1,374,214	$1,191,737	$1,009,319	$822,540	$590,077	$744,197	$694,846
Adjusted EBITDA, net(3)	$1,249,777	$1,073,748	$859,530	$638,000	$561,794	$666,521	$631,658
Other financial data
Cash flows from operating activities	$1,003,492	$1,134,190	$1,011,347	$902,709	$358,414	$587,798	$530,465
Cash flows from investing activities	$(1,619,416)	$(2,671,350)	$(1,040,710)	$(340,784)	$(888,022)	$(652,142)	$(331,726)
Cash flows from financing activities	$704,152	$2,209,019	$109,250	$(715,675)	$570,189	$(273,039)	$(334,305)
Segment Operating data
Private label statements generated	192,508	166,091	142,064	142,379	130,176	102,129	93,929
Credit sales	$15,252,299	$12,523,632	$9,636,053	$8,773,436	$7,968,125	$8,111,813	$6,787,426
Average credit card and loan receivables	$7,212,678	$5,927,562	$4,962,503	$5,025,915	$4,359,625	$8,096,612	$6,964,255
AIR MILES reward miles issued	5,420,723	5,222,887	4,940,364	4,584,384	4,545,774	2,393,558	2,443,380
AIR MILES reward miles redeemed	4,017,494	4,040,876	3,633,921	3,634,821	3,326,307	2,095,078	2,038,292

	As of December 31,					As of June 30,
	2013	2012	2011	2010	2009(1)	2014	2013
	(In thousands)
Balance sheet data
Credit card and loan receivables, net	$8,069,713	$6,967,674	$5,197,690	$4,838,354	$616,298	$8,050,314	$6,782,194
Redemption settlement assets, restricted	510,349	492,690	515,838	472,428	574,004	565,158	509,230
Total assets	13,244,257	12,000,139	8,980,249	8,272,152	5,225,667	14,214,898	11,867,312
Deferred revenue	1,137,186	1,249,061	1,226,436	1,221,242	1,146,146	1,089,829	1,142,127
Deposits	2,816,361	2,228,411	1,353,775	859,100	1,465,000	3,010,025	2,255,366
Non-recourse borrowings of consolidated securitization entities	4,591,916	4,130,970	3,260,287	3,660,142	—	4,311,916	4,011,916
Long-term and other debt, including current maturities	2,800,281	2,854,839	2,183,474	1,869,772	1,782,352	2,961,413	2,856,044
Total liabilities	12,388,496	11,471,652	8,804,283	8,249,058	4,952,891	12,924,890	11,286,464
Redeemable non-controlling interest	—	—	—	—	—	342,687	—
Total stockholders’ equity	855,761	528,487	175,966	23,094	272,776	947,321	580,848

(1)	On January 1, 2010, Alliance Data adopted guidance codified in Accounting Standards Codification, or ASC, 810, “Consolidation,” and ASC 860, “Transfers and Servicing,” which resulted in the consolidation of the credit card securitization trusts on a prospective basis. Therefore, the selected financial data for the year ended December 31, 2009 does not reflect this change in accounting principle.

(2)	Included in cost of operations is stock compensation expense of $40.3 million, $32.7 million, $25.8 million, $27.6 million and $29.3 million for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively, and $22.2 million and $19.5 million for the six months ended June 30, 2014 and 2013, respectively. Included in general and administrative is stock compensation expense of $18.9 million, $17.8 million, $17.7 million, $22.5 million and $24.3 million for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively, and $9.3 million and $8.5 million for the six months ended June 30, 2014 and 2013, respectively.
(3)	Adjusted EBITDA is a non-GAAP financial measure equal to income from continuing operations, the most directly comparable financial measure based on accounting principles generally accepted in the United States of America, or GAAP, plus stock compensation expense, provision for income taxes, interest expense, net, merger and other costs, depreciation and other amortization and amortization of purchased intangibles. Adjusted EBITDA, net is also a non-GAAP financial measure equal to adjusted EBITDA less securitization funding costs, interest expense on deposits and adjusted EBITDA attributable to the non-controlling interest.

Alliance Data uses adjusted EBITDA and adjusted EBITDA, net as an integral part of our internal reporting to measure the performance of its reportable segments and to evaluate the performance of its senior management. Adjusted EBITDA and adjusted EBITDA, net are each considered an important indicator of the operational strength of its businesses. Adjusted EBITDA eliminates the uneven effect across all business segments of considerable amounts of non-cash depreciation of tangible assets and amortization of intangible assets, including certain intangible assets that were recognized in business combinations. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in Alliance Data’s businesses. Management evaluates the costs of such tangible and intangible assets, such as capital expenditures, investment spending and return on capital and therefore the effects are excluded from adjusted EBITDA. Adjusted EBITDA also eliminates the non-cash effect of stock compensation expense. Stock compensation expense is not included in the measurement of segment adjusted EBITDA provided to the chief operating decision maker for purposes of assessing segment performance and decision making with respect to resource allocations. In addition to the above, adjusted EBITDA, net also excludes the interest associated with financing our credit card and loan receivables, which represents securitization funding costs and interest on deposits, and the percentage of the adjusted EBITDA attributable to the non-controlling interest. Alliance Data believes that adjusted EBITDA and adjusted EBITDA, net provide useful information to our investors regarding our performance and overall results of operations. Adjusted EBITDA and adjusted EBITDA, net are not intended to be performance measures that should be regarded as an alternative to, or more meaningful than, either operating income or net income as indicators of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, adjusted EBITDA and adjusted EBITDA, net are not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The adjusted EBITDA and adjusted EBITDA, net measures presented by Alliance Data herein may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in its various agreements.

	Years Ended December 31,					Six Months Ended June 30,
	2013	2012	2011	2010	2009	2014	2013
	(In thousands)
Income from continuing operations	$496,170	$422,256	$315,286	$195,638	$176,719	$274,936	$245,419
Stock compensation expense	59,183	50,497	43,486	50,094	53,612	31,497	28,015
Provision for income taxes	297,242	260,648	198,809	115,252	86,227	158,717	148,976
Interest expense, net	305,500	291,460	298,585	318,330	144,811	130,679	166,010
Merger and other costs(1)	—	—	—	—	3,422	—	—
Depreciation and other amortization	84,291	73,802	70,427	67,806	62,196	51,485	40,006
Amortization of purchased intangibles	131,828	93,074	82,726	75,420	63,090	96,883	66,420

Adjusted EBITDA	$1,374,214	$1,191,737	$1,009,319	$822,540	$590,077	$744,197	$694,846
Less Securitization funding costs	95,326	92,808	126,711	155,084	—	45,211	49,179
Less Interest expense on deposits	29,111	25,181	23,078	29,456	28,283	16,462	14,009
Less Adjusted EBITDA attributable to non-controlling interest	—	—	—	—	—	16,003	—

Adjusted EBITDA, net	$1,249,777	$1,073,748	$859,530	$638,000	$561,794	$666,521	$631,658

(1)	Represents investment banking, legal and accounting costs directly associated with the proposed merger with an affiliate of The Blackstone Group. Other costs represent compensation charges related to the departure of certain employees resulting from cost saving initiatives and other non-routine costs associated with the disposition of certain businesses.

SELECTED HISTORICAL FINANCIAL DATA OF CONVERSANT

The following table sets forth Conversant’s summary selected historical consolidated financial and other data for the periods ended and as of the dates indicated. The consolidated statements of operations for the fiscal years ended December 31, 2013, 2012 and 2011 and the balance sheet data as of December 31, 2013 and 2012 have been derived from Conversant’s audited consolidated financial statements incorporated by reference into this proxy statement/prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 2010 and 2009 and the consolidated balance sheet data as of December 31, 2011, 2010 and 2009 have been derived from Conversant’s unaudited consolidated financial statements that are not incorporated by reference into this proxy statement/prospectus and as recast for discontinued operations and the reclassification of certain expenses. The consolidated statement of operations for the six months ended June 30, 2014 and 2013 and the balance sheet data as of June 30, 2014 have been derived from Conversant’s unaudited condensed consolidated financial statements incorporated by reference into this proxy statement/prospectus. The balance sheet data as of June 30, 2013 has been derived from Conversant’s unaudited condensed consolidated financial statements that are not incorporated by reference into this proxy statement/prospectus. The data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes contained in Conversant’s most recent Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the six months ended June 30, 2014, incorporated by reference into this proxy statement/prospectus, and unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus.

CONSOLIDATED STATEMENT OF OPERATIONS DATA(1)

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2013	2012	2011	2010	2009	2014	2013
	(in thousands, except per share data)
Revenue	$573,121	$539,820	$400,334	$292,907	$273,785	$283,293	$262,577
Cost of revenue(3)	183,282	177,562	134,366	93,769	89,548	94,555	84,213

Gross profit(3)	389,839	362,258	265,968	199,138	184,237	188,738	178,364
Operating expenses:
Sales and marketing(2)	88,104	79,944	59,835	41,521	46,586	52,457	42,443
General and administrative(2)	63,143	73,791	52,455	46,050	51,531	33,488	30,488
Technology(2)	55,602	54,838	38,167	25,737	18,315	33,137	27,582
Amortization of acquired intangible assets(3)	15,208	19,755	11,206	5,096	5,186	8,144	7,100

Total operating expenses(3)	222,057	228,328	161,663	118,404	121,618	127,226	107,613

Income from operations	167,782	133,930	104,305	80,734	62,619	61,512	70,751
Interest and other (expense) income, net	(25,180)	747	3,118	2,240	239	264	(23,870)

Income before income taxes	142,602	134,677	107,423	82,974	62,858	61,776	46,881
Income tax expense	52,160	56,073	22,663	9,075	13,348	24,697	17,465

Net income from continuing operations	90,442	78,604	84,760	73,899	49,510	37,079	29,416
Discontinued operations:
Income from discontinued operations, net of tax	9,151	22,132	16,370	6,571	19,106	155	6,456
Gain on disposition, net of tax	2,286	980	—	10,040	—	34,895	2,286

Net income from discontinued operations	11,437	23,112	16,370	16,611	19,106	35,050	8,742

Net income	$101,879	$101,716	$101,130	$90,510	$68,616	$72,129	$38,158

Net income per common share – basic:
Continuing operations	$1.25	$1.02	$1.06	$0.91	$0.57	$0.56	$0.39
Discontinued operations	$0.16	$0.30	$0.20	$0.20	$0.22	$0.53	$0.12
Net income	$1.41	$1.32	$1.26	$1.11	$0.79	$1.09	$0.50
Net income per common share – diluted:
Continuing operations	$1.22	$1.00	$1.04	$0.90	$0.57	$0.55	$0.38
Discontinued operations	$0.15	$0.29	$0.20	$0.20	$0.22	$0.52	$0.11
Net income	$1.37	$1.29	$1.24	$1.10	$0.79	$1.06	$0.49
Weighted-average shares used to calculate basic net income per common share	72,376	77,342	80,323	81,615	86,716	66,450	75,590

Weighted-average shares used to calculate diluted net income per common share	74,122	78,898	81,489	82,334	87,210	67,960	77,490

(1)	The amounts included in the Consolidated Statement of Operations Data for the years presented reflect the following acquisitions from their effective dates:

Acquisitions	Date
Greystripe	April 2011
Dotomi	August 2011

The results of operations of the following dispositions and disposal groups are reflected in discontinued operations for all periods:

Dispositions	Date
Web Marketing Holdings, LLC, or Web Clients	February 2010
Search 123	September 2012
Owned & Operated Websites segment	January 2014

(2)	Includes stock-based compensation for the following periods (in thousands):

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2013	2012	2011	2010	2009	2014	2013
Sales and marketing	$5,093	$4,885	$3,298	$1,235	$1,849	$2,532	$2,547
General and administrative	9,299	10,840	7,390	5,577	5,892	4,390	4,558
Technology	4,578	5,108	2,706	752	888	2,655	2,245

Total	$18,970	$20,833	$13,394	$7,564	$8,629	$9,577	$9,350

(3)	Includes the reclassification of $3,712 of amortization of acquired developed technology from operating expenses to cost of revenue for the year ended December 31, 2011.

Consolidated Balance Sheet Data

	As of December 31,					As of June 30,
	2013	2012	2011	2010	2009	2014	2013
	(in thousands)
Cash, cash equivalents and marketable securities	$81,319	$136,638	$116,676	$197,317	$180,523	$83,574	$127,068
Working capital	$143,194	$168,860	$135,317	$199,267	$160,531	$134,668	$174,899
Total assets	$817,775	$899,696	$880,711	$613,567	$566,562	$736,190	$840,215
Total non-current liabilities	$174,703	$166,590	$181,702	$37,668	$61,669	$104,935	$128,315
Total stockholders’ equity	$504,897	$590,705	$563,393	$472,641	$406,489	$509,590	$592,820

Adjusted EBITDA as a Non-GAAP Performance Measure

In evaluating its business, Conversant considers earnings from continuing operations before interest, income taxes, depreciation, amortization, stock-based compensation and acquisition related costs, which it refers to as Adjusted EBITDA, a non-GAAP financial measure, as a key indicator of financial operating performance and as a measure of the ability to generate cash for operational activities and future capital expenditures. Conversant uses Adjusted EBITDA in evaluating the overall performance of its business operations. Conversant believes that this measure may also be useful to investors because it eliminates the effects of period-to-period changes in income from interest on our cash equivalents, note receivable and borrowings and the costs associated with income tax expense, capital investments, acquisitions and stock-based compensation, which are not directly attributable to the underlying performance of Conversant’s continuing business operations. Investors should not consider this measure in isolation or as a substitute for income from operations, or cash flow from operations determined under GAAP or any other measure for determining operating performance that is calculated in accordance with GAAP. In addition, because Adjusted EBITDA is a non-GAAP measure, it may not necessarily be comparable to similarly titled measures employed by other companies.

The following is a reconciliation of Conversant’s net income from continuing operations to Adjusted EBITDA:

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2013	2012	2011	2010	2009	2014	2013
	(in thousands)
Net income from continuing operations	$90,442	$78,604	$84,760	$73,899	$49,510	$37,079	$29,416
Interest and other expense (income), net	25,180	(747)	(3,118)	(2,240)	(239)	(264)	23,870
Income tax expense	52,160	56,073	22,663	9,075	13,348	24,697	17,465
Amortization of acquired developed technology included in cost of revenue	7,943	7,976	3,714	—	—	4,787	3,971
Amortization of acquired intangible assets included in operating expenses	15,208	19,755	11,206	5,096	5,186	8,144	7,100
Depreciation and leasehold amortization	12,263	10,399	6,312	5,030	5,682	6,272	6,008
Stock-based compensation	18,970	20,833	13,394	7,564	8,629	9,577	9,350
Acquisition related costs	—	—	412	—	—	—	—

Adjusted EBITDA	$222,166	$192,893	$139,343	$98,424	$82,116	$90,292	$97,180

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF ALLIANCE DATA AND CONVERSANT

The following selected unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the merger. The unaudited pro forma condensed combined income statement information for the six months ended June 30, 2014 and the year ended December 31, 2013 gives effect to the merger as if it occurred on January 1, 2013. The unaudited pro forma condensed combined balance sheet information gives effect to the merger as if it occurred on June 30, 2014.

This unaudited pro forma condensed combined financial information is for informational purposes only. It does not purport to indicate the results that would actually have been obtained had the merger been completed on the assumed date or for the periods presented, or which may be realized in the future. A final determination of the fair value of Conversant’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Conversant that exist as of the date of closing of the merger and, therefore, cannot be made prior to that date. Additionally, the value of the portion of the merger consideration to be paid in shares of Alliance Data common stock will be determined based on the trading price of Alliance Data common stock at the time of the closing of the merger.

The selected unaudited pro forma condensed combined financial information (i) has been derived from and should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Statements” and the related notes beginning on page 107 of this filing and (ii) should be read in conjunction with the historical consolidated financial statements of Alliance Data and Conversant incorporated by reference into this proxy statement/prospectus.

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
	(In thousands, except per share amounts)
Pro Forma Income Statement Information
Revenue	$2,781,351	$4,892,184
Operating income	553,911	1,120,119
Income from continuing operations	251,561	464,083
Income from continuing operations attributable to common stockholders	251,464	464,083
Income from continuing operations attributable to common stockholders per share—basic	$4.32	$8.62
Income from continuing operations attributable to common stockholders per share—diluted	$3.65	$6.49

As of June 30, 2014
(In thousands)
Pro Forma Balance Sheet Information
Total current assets	$10,534,122
Goodwill	4,015,629
Total assets	17,069,186
Total debt, including current portion	11,450,073
Total stockholders’ equity	2,086,433

UNAUDITED COMPARATIVE PER SHARE DATA

Presented below are Alliance Data’s and Conversant’s historical per share data for the six months ended June 30, 2014 and the year ended December 31, 2013 and unaudited pro forma combined per share data for the six months ended June 30, 2014 and the year ended December 31, 2013. This information should be read together with the consolidated financial statements and related notes of Alliance Data and Conversant that are incorporated by reference in this proxy statement/prospectus and with the unaudited pro forma condensed combined financial information included under “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 107. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

The historical book value per share is computed by dividing total stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma income per share of the combined company is computed by dividing the pro forma income by the pro forma weighted average number of shares outstanding. The pro forma book value per share of the combined company is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period. The Conversant unaudited pro forma equivalent per share financial information is computed by multiplying the Alliance Data unaudited pro forma combined per share amounts by the exchange ratio (0.07037 of a share of Alliance Data common stock for each share of Conversant common stock), and does not reflect the estimated $17.54 cash payment (based on the closing price of Alliance Data common stock on September 24, 2014) by Alliance Data for each share of Conversant common stock at the time of the merger. Book value per share amounts are not calculated for December 31, 2013 on a pro forma basis as purchase accounting adjustments in the unaudited pro forma statements have been determined only as of June 30, 2014.

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Alliance Data
Income from continuing operations attributable to common stockholders per common share—basic:
Historical	$5.13	$10.09
Pro forma	$4.32	$8.62
Income from continuing operations attributable to common stockholders per common share—diluted:
Historical	$4.27	$7.42
Pro forma	$3.65	$6.49
Book value per common share:
Historical	$17.53	n/a
Pro forma	$35.57	n/a
Conversant
Income from continuing operations attributable to common stockholders per common share—basic:
Historical	$0.56	$1.25
Equivalent pro forma	$0.30	$0.61
Income from continuing operations attributable to common stockholders per common share—diluted:
Historical	$0.55	$1.22
Equivalent pro forma	$0.26	$0.46
Book value per common share:
Historical	$7.90	n/a
Equivalent pro forma	$2.50	n/a

MARKET PRICES AND DIVIDENDS AND OTHER DISTRIBUTIONS

Market Prices

The tables below set forth, for the fiscal quarters indicated, the intraday high and low sales prices per share of Alliance Data common stock and Conversant common stock, which trade on The New York Stock Exchange under the symbol “ADS” and on The NASDAQ Global Select Market under the symbol “CNVR,” respectively.

	Alliance Data Common Stock
	High	Low
Fiscal Year 2012
First Quarter	$127.55	$100.42
Second Quarter	135.49	119.56
Third Quarter	144.34	123.11
Fourth Quarter	148.41	135.91
Fiscal Year 2013
First Quarter	162.07	146.39
Second Quarter	185.32	152.80
Third Quarter	220.02	171.30
Fourth Quarter	264.31	209.71
Fiscal Year 2014
First Quarter	300.49	230.53
Second Quarter	284.40	230.79
Third Quarter	288.67	239.83
Fourth Quarter (through October 30, 2014)	283.27	230.54

	Conversant Common Stock
	High	Low
Fiscal Year 2012
First Quarter	$21.29	$16.20
Second Quarter	21.60	14.10
Third Quarter	17.55	15.31
Fourth Quarter	19.81	16.48
Fiscal Year 2013
First Quarter	31.00	19.23
Second Quarter	32.25	23.31
Third Quarter	26.50	20.31
Fourth Quarter	23.80	18.62
Fiscal Year 2014
First Quarter	28.74	20.52
Second Quarter	28.79	22.21
Third Quarter	35.17	23.35
Fourth Quarter (through October 30, 2014)	35.42	33.24

On October 30, 2014, the latest practicable date before the date of this proxy statement/prospectus, the last sales price per share of Alliance Data common stock was $282.97 and the last sales price per share of Conversant common stock was $35.17, on the NYSE and The NASDAQ Global Select Market, respectively.

On October 1, 2014, Alliance Data had 29 holders of record of its common stock and Conversant had 377 holders of record of its common stock. This does not include holdings in street or nominee names.

Recent Prices

The following table sets forth the closing prices per share of Alliance Data common stock and Conversant common stock as reported on the NYSE and The NASDAQ Global Select Market, respectively, on September 11, 2014, the last trading day before the public announcement of the merger agreement, and October 30, 2014, the latest practicable date before the date of this proxy statement/prospectus. The table also presents the equivalent value of the merger consideration per share of Conversant common stock on those dates. The equivalent value per share on September 11, 2014 is equal to (i) the 15-day volume weighted average stock price of Alliance Data common stock, calculated as if September 11, 2014 was the closing date and September 9, 2014 was the second business date prior to the closing, multiplied by the exchange ratio of 0.07037, plus (ii) the cash merger consideration of $16.60 (which is an amount in cash such that the total consideration equals $35.00). The equivalent value per share on October 30, 2014 is equal to (i) the 15-day volume weighted average stock price of Alliance Data common stock, calculated as if October 30, 2014 was the closing date and October 28, 2014 was the second business day prior to the closing, multiplied by the exchange ratio of 0.07037, plus (ii) the cash merger consideration of $17.07 (which is an amount in cash such that the total consideration equals $35.00). The equivalent value per share on September 11, 2014 and October 30, 2014 assumes that each Conversant stockholder receives the Base Consideration and does not make a Cash Election or a Stock Election, as described above under the heading “The Merger—Consideration to be Received in the Merger.”

	Alliance Data Closing Price	Conversant Closing Price	Equivalent Value Per Share
September 11, 2014	$252.87	$26.71	$35.00
October 30, 2014	$282.97	$35.17	$35.00

Dividends and Other Distributions

Alliance Data has never declared or paid any cash dividends on its common stock, and it does not anticipate paying any cash dividends on its common stock in the foreseeable future. It currently intends to retain all available funds and future earnings, if any, for use in the operation and the expansion of its business. Any future determination to pay cash dividends on Alliance Data common stock will be at the discretion of its board of directors and will be dependent upon Alliance Data’s financial condition, operating results, capital requirements and other factors that the Alliance Data board deems relevant. In addition, under the terms of Alliance Data’s credit agreement, Alliance Data is restricted in the amount of any cash dividends or return of capital, other distribution, payment or delivery of property or cash to its common stockholders.

Conversant has not declared or paid dividends on its capital stock since its inception and does not have immediate plans to begin paying a cash dividend.

Following the proposed merger, the board of directors of Alliance Data will determine its policy regarding the payment of dividends, subject to any restrictions contained in Alliance Data’s credit facilities or any other contract then in existence, but it is expected that no dividends will be paid in the foreseeable future.

Under the terms of the merger agreement, each of Alliance Data and Conversant is prohibited, without the consent of the other party, from paying dividends on its common stock and from repurchasing shares of its common stock during the pendency of the merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this proxy statement/prospectus, including financial estimates, projections about the industries and markets in which Alliance Data and Conversant operate, and statements as to the expected timing, completion and effects of the proposed merger between Alliance Data and Conversant, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “predict,” “project,” “would” and similar expressions as they relate to each company or their respective management teams. These estimates and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in or suggested by such statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions, the estimated timetable for completing the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Alliance Data and/or Conversant and are subject to significant risks and uncertainties outside of their control.

Risks and uncertainties related to the proposed merger include, among others:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the risk that Conversant stockholders may not adopt the merger agreement;

•	the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated;

•	uncertainties as to the timing of the merger;

•	competitive responses to the proposed merger;

•	response by activist stockholders to the merger;

•	risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner;

•	unexpected costs, charges or expenses resulting from the merger;

•	litigation relating to the merger;

•	the outcome of pending litigation;

•	risks related to the disruption of management time from ongoing business operations due to the proposed merger;

•	failure to realize the benefits expected from the proposed merger;

•	changes in general economic and/or industry-specific conditions; and

•	the effect of the announcement of the proposed merger on the ability of Alliance Data and Conversant to retain customers and retain and hire key personnel and maintain relationships with their suppliers or service providers, and on their operating results and businesses generally.

Further information regarding factors affecting future results of Alliance Data and Conversant is included in their respective Annual Reports filed on Form 10-K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2014, and other documents that Alliance Data and Conversant file with the SEC, in each case incorporated by reference herein.

Neither Alliance Data nor Conversant is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as required by law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus.

RISK FACTORS

In addition to the other information included in and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” Conversant stockholders should carefully consider the following risk factors before deciding whether to vote for approval of the Merger Proposal. In addition, you should read and consider the risks associated with each of the businesses of Alliance Data and Conversant because these risks will also affect the combined company. These risks can be found in Alliance Data’s and Conversant’s Annual Reports on Form 10-K for the year ended December 31, 2013, their subsequent reports on Form 10-Q and other documents they file with the SEC, in each case incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” and “Information Incorporated by Reference.”

Risk Factors Relating to the Merger

The merger may not be completed on a timely basis or at all. The failure to complete the merger would eliminate, or any delay in the closing of the merger may significantly reduce, the benefits expected to be obtained from the merger and could adversely affect the market price of Alliance Data or Conversant common stock or their future business and financial results.

The merger is subject to a number of conditions, including, without limitation, the approval of Conversant’s stockholders, the receipt of certain governmental authorizations, consents, orders or other approvals, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act (which waiting period was terminated on October 3, 2014), and authorization of the German Federal Cartel Office (which authorization was received on October 15, 2014), the approval of the listing on the NYSE of the shares of Alliance Data common stock to be issued in the merger, the declaration of the effectiveness of the Form S-4 to which this proxy statement/prospectus relates by the SEC under the Securities Act and the receipt of any other consents or approvals of any governmental entity required to be obtained in connection with the merger, each of which is beyond the control of Alliance Data and Conversant and could prevent, delay or otherwise materially and adversely affect closing of the merger. See “The Merger Agreement—Conditions to Closing of the Merger.” Neither Alliance Data nor Conversant can predict whether and when these other conditions will be satisfied. In addition, both Alliance Data and Conversant have the ability to terminate the merger agreement under certain circumstances.

Failure to complete the merger would prevent Alliance Data and Conversant from realizing the anticipated benefits of the merger. Each company would also remain liable for significant transaction costs, including legal, accounting and financial advisory fees, and Conversant could become liable to Alliance Data if the merger agreement is terminated under certain circumstances for a termination fee equal to $65.0 million. Any delay in completing the merger may significantly reduce the synergies and other benefits that Alliance Data and Conversant expect to achieve if they successfully complete the merger within the expected timeframe and integrate their respective businesses.

In addition, the market price of each company’s common stock may reflect various market assumptions as to whether and when the merger will be completed. Consequently, the completion of, the failure to complete, or any delay in the closing of the merger could result in a significant change in the market price of Alliance Data’s or Conversant’s common stock.

The value of the merger consideration to be received by Conversant stockholders may fluctuate in certain circumstances based on the market price of Alliance Data common stock. Conversant stockholders cannot be sure of the value of the merger consideration that will be paid to Conversant stockholders in the merger.

If the merger is completed, each outstanding share of Conversant common stock eligible to receive the merger consideration will be exchanged for consideration consisting of (i) 0.07037 of a share of Alliance Data common stock and (ii) an amount in cash (based on the 15-day volume weighted average price of Alliance Data common stock as of the close of business on the second business day prior to closing (which we refer to in this proxy statement/prospectus as the Parent Closing Trading Price)), such that the total consideration per share equals $35.00 (which we refer to in this proxy statement/prospectus as the Base Consideration), subject to the limitations and adjustments described elsewhere in this proxy statement/prospectus. Conversant stockholders will have the right to make a Cash Election or a Stock Election as described under “The Merger Agreement—Consideration to be Received in the Merger.”

The exchange ratio of 0.07037 shares of Alliance Data common stock per share of Conversant common stock is fixed, and the final amount of cash consideration payable per eligible share of Conversant common stock will be determined based on the Parent Closing Trading Price. The cash portion of the Base Consideration will decrease as the Parent Closing Trading Price increases, and, conversely, the cash portion of the Base Consideration will increase as the Parent Closing Trading Price decreases. However, the maximum amount of cash Alliance Data will pay per share of Conversant common stock pursuant to the Base Consideration will equal $18.62, and the minimum amount of cash Alliance Data will pay per share of Conversant common stock pursuant to the Base Consideration will equal $14.98 (which we refer to in this proxy statement/prospectus as the collar). In the event that the maximum or minimum cash per share amount is reached, the amount of cash payable per share will be fixed at $18.62 or $14.98, as applicable. The value of the Base Consideration, which includes both the Per Share Stock Consideration and the Per Share Cash Consideration, will fluctuate below or above $35.00, respectively, based on the Parent Closing Trading Price as illustrated in the table included under the heading “The Merger—Consideration to be Received in the Merger.” As a result of the collar, Conversant stockholders cannot be sure of the value of the merger consideration that will be paid in the merger, to the extent that the Parent Closing Trading Price is below $232.75 or above $284.48, as illustrated in the table included under the heading “The Merger—Consideration to be Received in the Merger.”

Conversant stockholders may receive a form of consideration different from what they elect.

If you are a Conversant stockholder and you elect to receive the Base Consideration or you do not make an election, you will receive the Base Consideration, subject to the payment of cash for any fractional shares of Alliance Data common stock you would be entitled to receive. If you make a Stock Election or a Cash Election, then you are not guaranteed to receive the form of consideration you elect to receive. The aggregate amount of cash and shares of Alliance Data common stock payable by Alliance Data in the merger will not be more than the aggregate amount of cash and shares of Alliance Data common stock that would have otherwise been payable by Alliance Data if all Conversant stockholders were to receive the Base Consideration. To the extent there is not enough cash or shares of Alliance Data common stock to pay pursuant to a Cash Election or a Stock Election, the consideration payable on each such share of Conversant common stock will be adjusted on a pro rata basis (and with the difference between such pro rated amount being made up in the remaining Alliance Data common stock or cash, as applicable) among all shares with respect to which either a Cash Election or Stock Election has been made. As a result, if you make a Stock Election or a Cash Election, you may not receive the combination of cash and/or shares you elected, depending on the choices made by other Conversant stockholders. See “The Merger—Consideration to be Received in the Merger.” Regardless of whether a Cash Election or Stock Election is made and whether proration is required, all shares of Conversant common stock will receive the equivalent value as described in this proxy statement/prospectus with respect to calculation of the Base Consideration.

If you are a Conversant stockholder and you tender shares of Conversant common stock to make an election, you will not be able to sell those shares unless you revoke your election prior to the election deadline.

If you are a Conversant stockholder and elect to receive the Base Consideration or you make a Cash Election or a Stock Election, you must deliver your stock certificates (if applicable) and a properly completed and signed election form to the exchange agent. You will not be able to sell any shares of Conversant common stock that you have delivered under this arrangement unless you revoke your election before the election deadline by providing written notice to the exchange agent. The election deadline is 5:00 p.m., New York City time, on December 8, 2014. If you do not revoke your election, you will not be able to liquidate your investment in Conversant common stock for any reason until you receive cash consideration and/or stock consideration pursuant to the merger agreement or until the merger agreement is terminated pursuant to its terms. In the time between delivery of your shares and the closing of the merger or termination of the merger agreement, the market prices of Conversant common stock and Alliance Data common stock may increase or decrease, and you might otherwise want, but be unable, to sell your shares of Conversant common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment.

The date that Conversant stockholders will receive their merger consideration is uncertain.

The closing of the merger is subject to certain governmental approvals and the satisfaction or waiver of various other conditions. While it is currently anticipated that the merger will be completed in the fourth quarter of 2014, the closing date might be later than expected due to delays in satisfying such conditions. Accordingly, Conversant stockholders cannot be provided with any assurance that they will receive the merger consideration on a specified date, if at all.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees that could adversely affect the future business, operations and financial results of Alliance Data following the merger.

Whether or not the merger is completed, the announcement and pendency of the merger could disrupt the businesses of Alliance Data and Conversant. Alliance Data and Conversant are dependent on the experience and industry knowledge of their senior management and other key employees to execute their business plans. Alliance Data’s success after the merger will depend in part upon the ability of Alliance Data and Conversant to retain key management personnel and other key employees in advance of the merger, and of the combined company’s ability to do so following the merger. Current and prospective employees of Alliance Data and Conversant may experience uncertainty about their roles within the combined company following the merger, which may have an adverse effect on the current ability of each of Alliance Data and Conversant to attract or retain key management and other key personnel or the ability of the combined company to do so following the merger.

Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Alliance Data and Conversant to the same extent that such companies have previously been able to attract or retain employees. In addition, following the merger, Alliance Data might not be able to locate suitable replacements for any such key employees who leave Alliance Data or Conversant or offer employment to potential replacements on satisfactory terms.

Uncertainty about the merger may adversely affect the relationships of Alliance Data, Conversant or the combined company with their respective customers, service providers and employees, whether or not the merger is completed.

In response to the announcement of the merger, existing or prospective customers or service providers of Alliance Data, Conversant or, following the merger, the combined company, may:

•	delay, defer or cease purchasing services from or providing services to Alliance Data, Conversant or the combined company;

•	delay or defer other decisions concerning Alliance Data, Conversant or the combined company, or refuse to extend credit to Alliance Data, Conversant or the combined company; or

•	otherwise seek to change the terms on which they do business with Alliance Data, Conversant or the combined company.

Any such delays or changes to terms could seriously harm the business of each company or, if the merger is completed, the combined company.

Lawsuits have been filed against Conversant, Conversant’s directors, Alliance Data and the Merger Subsidiary challenging the merger, and an adverse ruling may prevent the merger from being completed.

Conversant and Alliance Data, as well as the members of the Conversant board of directors and the Merger Subsidiary, have been named as defendants in lawsuits brought by purported stockholders of Conversant challenging, among other things, the Conversant board of directors’ actions in connection with the merger agreement and seeking, among other things, injunctive relief and other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the defendants from consummating the merger, in addition to unspecified fees and costs. See “The Merger—Litigation Related to the Merger” for more information about the lawsuits that have been filed related to the merger.

One of the conditions to the closing of the merger is that no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the closing of the merger. Consequently, if a settlement or other resolution is not reached in the lawsuits referenced above and the plaintiffs secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting Alliance Data’s and/or Conversant’s ability to complete the merger, then such injunctive or other relief may prevent the merger from becoming effective within the expected timeframe or at all.

The merger agreement contains provisions that could discourage a potential competing acquiror that might be willing to pay more to effect a business combination with Conversant.

The merger agreement contains “no solicitation” provisions that, subject to certain exceptions, require Conversant to, and to cause each of its controlled affiliates to, use its reasonable best efforts to cause each of its and its controlled affiliates’ representatives to (i) cease and cause to be terminated any discussions or negotiations with any persons (other than Alliance Data) that may have been ongoing on September 11, 2014 with respect to a Company Takeover Proposal and (ii) not, directly or indirectly, (a) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal that constitutes or could reasonably be expected to lead to, a Company Takeover Proposal, (b) engage in, continue or otherwise participate in any discussions or negotiations regarding a Company Takeover Proposal, (c) approve, recommend or enter into, or propose to approve, recommend or enter into, any agreement (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal, (d) take any action to make the provisions of any takeover statute inapplicable to the transactions contemplated by a Company Takeover Proposal, or (e) resolve, propose or agree to do any of the foregoing.

In addition, under the merger agreement, the Conversant board of directors must recommend that Conversant stockholders vote in favor of the Merger Proposal, subject to certain exceptions. For more information about these provisions, see “The Merger Agreement—Board Recommendation.” Further, in the merger agreement, Conversant has agreed to pay Alliance Data a termination fee equal to $65.0 million if the merger agreement is terminated under certain circumstances.

We describe these and other provisions under “The Merger Agreement—‘No Solicitation’ Provisions,” “—Notices to Alliance Data,” “—Board Recommendation,” “—Termination of the Merger Agreement” and “—Termination Fee.”

These provisions could discourage a potential third-party acquiror from considering or proposing an acquisition of all or a significant portion of Conversant, even if it were prepared to pay consideration with a higher value than the merger consideration proposed to be paid by Alliance Data in the merger, or might result in a potential third-party acquiror proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.

Alliance Data and Conversant may waive one or more of the conditions to the merger without resoliciting Conversant stockholder approval for the merger.

Each of the conditions to Alliance Data’s and Conversant’s obligations to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of Alliance Data and Conversant, if the condition is a condition to both Alliance Data’s and Conversant’s obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The merger agreement may also be amended by Conversant, Alliance Data and the Merger Subsidiary. The boards of directors of Alliance Data and Conversant may evaluate the materiality of any such waiver or amendment to determine whether, under applicable law and the rules of The NASDAQ Global Select Market, amendment of this proxy statement/prospectus and resolicitation of proxies are necessary. Alliance Data and Conversant, however, generally do not expect any such waiver or amendment to be significant enough to require resolicitation of Conversant’s stockholders. In the event that any such waiver or amendment is not determined to be significant enough to require resolicitation of Conversant’s stockholders, the companies will have the discretion to complete the merger without seeking further Conversant stockholder approval.

Certain contracts to which Conversant is a party may require consent in connection with the merger, which could negatively affect Alliance Data following the merger.

Conversant is party to numerous contracts, agreements, licenses, permits, authorizations and other arrangements that contain provisions giving counterparties certain rights (including, in some cases, termination rights) in the event of an “assignment” of the contract or agreement or a “change in control” of Conversant or its subsidiaries. The definitions of “assignment” and “change in control” vary from contract to contract and, in some cases, the “assignment” or “change in control” provisions may be implicated by the merger. If an “assignment” or “change in control” occurs, a counterparty may be permitted to terminate its contract with Conversant.

Whether a counterparty would have cancellation rights in connection with the merger depends upon the language of its agreement with Conversant. Whether a counterparty exercises any cancellation rights it has would depend on, among other factors, such counterparty’s views with respect to the financial strength and business reputation of Alliance Data following the merger and prevailing market conditions. Conversant cannot presently predict the effects, if any, if the merger is deemed to constitute a change in control under certain of its contracts and other arrangements, including the extent to which cancellation rights would be exercised, if at all, or the effect on Alliance Data’s financial condition, results of operations or cash flows following the merger, but such effect could be material.

Conversant stockholders will not know the federal income tax consequences to them of the merger at the time that they make an election as to the form of the consideration or at the time they vote.

The federal income tax consequences of the merger to each Conversant stockholder will vary depending on whether we complete the merger through the use of the forward merger or reverse merger structure. These consequences will also vary depending on whether a Conversant stockholder receives cash, stock, or a combination of cash and stock in exchange for the stockholder’s shares of Conversant common stock. At the time that a Conversant stockholder makes an election as to the form of the consideration to be received in the merger and at the time that the stockholder votes on the merger, the stockholder will not know if, or to what extent, the consideration proration procedures will be applicable. Therefore, a Conversant stockholder will not know at those times the extent to which the stockholder’s elected forms of merger consideration will be given effect.

Additionally, at the time of making the election and voting on the merger, the Conversant stockholders will not know which of the two alternative structures we will use to complete the acquisition. Accordingly, although the federal tax treatment of both of these alternative structures is described herein, the actual federal income tax consequences to each Conversant stockholder will not be ascertainable at that time. If the forward merger structure is used, Alliance Data and Conversant intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, if the reverse merger structure is used or the merger otherwise fails to qualify as a reorganization under Section 368 of the Code, then the holders of Conversant common stock whose shares are exchanged in the merger for merger consideration will generally recognize gain or loss in an amount equal to the difference between (i) the fair market value, as of the effective time of the merger, of Alliance Data common stock received plus any cash received and (ii) the holder’s adjusted tax basis in the shares of Conversant common stock surrendered. Such gain or loss generally will be determined separately with respect to each block of Conversant shares surrendered in the merger, and generally will be long-term capital gain or loss if the holder’s holding period for the Conversant common stock surrendered exceeds one year at the effective time of the merger. The tax consequences to Conversant stockholders of the merger are described in greater detail in the section entitled “Material U.S. Federal Income Tax Consequences.” You are urged to consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Diversion of management’s attention could harm Alliance Data, Conversant or the combined company, whether or not the merger is completed.

Completion of the merger will require a significant amount of time and attention from the management of each of Alliance Data and Conversant. The diversion of management’s attention away from ongoing operations could adversely affect the ongoing operations and business relationships of each company prior to the merger and, if the merger is completed, those of the combined company.

Alliance Data and Conversant will incur significant costs in connection with the merger.

Alliance Data and Conversant will incur substantial expenses related to the merger, whether or not the merger is completed. Moreover, each company could incur additional unanticipated expenses in connection with the transaction, including costs associated with any stockholder litigation related to the merger. In addition, in the event that the merger agreement is terminated under circumstances described under the heading “The Merger Agreement—Termination of the Merger Agreement,” Conversant may be required to pay Alliance Data a $65.0 million termination fee. See “The Merger Agreement—Termination Fee.”

Current Alliance Data stockholders and Conversant stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Current Alliance Data stockholders have the right to vote in the election of the Alliance Data board of directors and on other matters affecting Alliance Data. Current Conversant stockholders have the right to vote in the election of the Conversant board of directors and on other matters affecting Conversant. Immediately after the merger is completed, it is expected that, on a fully-diluted basis, current Alliance Data stockholders will collectively own approximately 93%, and current Conversant stockholders will collectively own approximately 7%, of the outstanding shares of Alliance Data common stock. As a result of the merger, current Alliance Data stockholders and current Conversant stockholders will have less influence on the management and policies of Alliance Data post-merger than they now have on the management and policies of Alliance Data and Conversant, respectively.

Some of the directors and executive officers of Conversant may have personal interests that differ from those of Conversant’s stockholders and may motivate them to support or approve the merger.

Some of the directors of Conversant who have recommended the merger to Conversant stockholders and the executive officers of Conversant who provided information to the Conversant board of directors relating to the merger have employment, indemnification and/or severance benefit arrangements, rights to acceleration of restricted stock awards, and rights to ongoing indemnification and insurance that provide them with interests in the merger. Any of these arrangements or benefits may cause these individuals to have interests that may differ from those of other Conversant stockholders. The benefits that would result from the merger may have influenced these directors in approving the merger and these executive officers in supporting the merger.

If you are a Conversant stockholder, you should consider these interests when you consider the recommendation of the Conversant board of directors that you vote for the adoption of the merger agreement. As a result of these interests, these directors and executive officers may be more likely to support the merger than they would if they did not have these interests. For a discussion of the interests of directors and executive officers in the merger, see “The Merger—Interests of Directors and Executive Officers of Conversant in the Merger.”

The shares of Alliance Data common stock to be received by Conversant stockholders as a result of the merger will have different rights from the shares of Conversant common stock.

Upon closing of the merger, Conversant stockholders will become stockholders of Alliance Data, and their rights as stockholders will be governed by the Alliance Data charter and the Alliance Data bylaws. The rights associated with Conversant common stock are different from the rights associated with shares of Alliance Data common stock. For more information, see “Comparison of Stockholders’ Rights.”

Risk Factors Relating to Alliance Data Following the Merger

In addition to the risk factors described in this proxy statement/prospectus, following the merger, Alliance Data will be subject to many of the risks described in Conversant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as updated by Conversant’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Information Incorporated by Reference” for the location of information incorporated by reference in this proxy statement/prospectus.

Alliance Data may be unable to integrate successfully the businesses of Conversant and realize the anticipated benefits of the merger or do so within the intended timeframe.

The merger involves the combination of two organizations that currently operate as independent public companies. Due to legal restrictions, Alliance Data and Conversant have conducted only limited planning regarding the integration of the two companies, and they will continue to operate as independent public companies until the closing of the merger. The combined company will be required to devote significant management attention and resources to integrating the two companies. Delays in this process could adversely affect the combined company’s business, financial results, financial condition and stock price.

Achieving the anticipated benefits of the merger will depend, in part, on the integration of operations, personnel and technology of Alliance Data and Conversant. If Alliance Data is unable to successfully integrate Conversant’s business into its business in a manner that permits the combined company to achieve the cost savings and operating synergies anticipated to result from the merger, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

Potential difficulties the combined company may encounter in the integration process include the following:

•	lost sales and customers as a result of certain customers of either of the two companies deciding not to do business with the combined company;

•	the inability to retain, recruit or motivate key personnel;

•	complexities associated with managing the combined businesses, including complexities associated with integrating geographically separated organizations and the demands of managing new lines of business;

•	any delay in the integration of management teams, strategies, operations, products and services;

•	diversion of the attention of each company’s management as a result of the merger and any resulting performance shortfalls at one or both of the companies;

•	differences in business backgrounds, corporate cultures and management philosophies that may delay successful integration;

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger;

•	disruption or interruption of, or loss of momentum in, each company’s ongoing businesses;

•	inconsistencies in, or the inability to create and enforce, standards, controls, procedures and policies, including disclosure systems, compliance requirements, accounting systems, accounting controls and procedures, and information systems; and

•	the challenge of integrating complex systems, technology, networks and other assets of Conversant into those of Alliance Data in a seamless manner that minimizes any adverse impact on customers, service providers, employees and other constituencies.

Any of these factors could adversely affect the combined company’s ability to maintain relationships with customers, service providers and employees or the combined company’s ability to achieve the anticipated benefits of the merger, or could reduce earnings or otherwise adversely affect the business and financial results of the combined company.

Even if Alliance Data is able to integrate Conversant’s business operations successfully, this integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from this integration and these benefits may not be achieved within a reasonable period of time.

Further, following the closing of the merger, Alliance Data expects to incur expenses in connection with the integration of Conversant’s business into a combined company, some of which could be significant. There are a large number of systems that must be integrated, including management information, purchasing, accounting and finance, sales, billing, payroll and benefits and regulatory compliance. Alliance Data has assumed that a certain level of expenses would be incurred from the integration of the two companies, but there are a number of factors beyond Alliance Data’s control that could affect the total amount or the timing of all the expected integration expenses. Moreover, many of the expenses that will be incurred, by their nature, are impracticable to estimate at the present time. These expenses could, particularly in the near term, exceed the savings that Alliance Data expects to achieve from the elimination of duplicative expenses, the realization of economies of scale, and cost savings and revenue synergies related to the integration of the two companies following the closing of the merger. The amount and timing of any these charges are uncertain at the present time. In addition, the combined company may incur additional material charges in subsequent fiscal quarters to reflect additional costs in connection with the merger.

The results of Alliance Data after the merger may suffer if Alliance Data does not effectively manage its expanded operations following the merger.

Following the merger, the size of the business of Alliance Data will increase significantly beyond the current size of Alliance Data’s existing business. Alliance Data’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of additional global operations and associated increased costs and complexity. There can be no assurances that Alliance Data will be successful after closing of the merger or that it will realize the expected benefits currently anticipated from the merger.

Sales of substantial amounts of Alliance Data common stock in the open market, by former Conversant stockholders or otherwise, could depress Alliance Data’s stock price.

Following the merger, stockholders of Alliance Data and former stockholders of Conversant will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Current holders of Alliance Data and Conversant common stock may not wish to continue to invest in the additional operations of the combined company, or for other reasons may wish to dispose of some or all of their interests in the combined company.

Shares of Alliance Data common stock that are issued to stockholders of Conversant in the merger will be freely tradable by such stockholders without restrictions or further registration under the Securities Act, provided, however, that any stockholders who are affiliates of Alliance Data will be subject to the resale restrictions of Rule 144 under the Securities Act. As of the date of this proxy statement/prospectus, Alliance Data had approximately             shares of common stock outstanding and approximately             shares of common stock subject to outstanding options and other rights to purchase or acquire its shares. Alliance Data currently expects that it may issue up to a maximum of 4,647,088 million shares of its common stock in the merger.

If the merger is completed and stockholders of Alliance Data, including former Conversant stockholders, sell substantial amounts of Alliance Data common stock in the public market following the closing of the merger, the market price of Alliance Data common stock may decrease. These sales might also make it more difficult for Alliance Data to raise capital by selling equity or equity-related securities at a time and price that it otherwise would deem appropriate.

The combined company will face uncertainties related to the effectiveness of internal controls.

Public companies in the United States are required to review their internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. Any system of control, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, any design may not achieve its stated goal under all potential future conditions, regardless of how remote.

The integration of Alliance Data and Conversant, and their respective internal control systems and procedures, may result in or lead to a future material weakness in the combined company’s internal controls, or the combined company or its independent registered public accounting firm may identify a material weakness in the combined company’s internal controls in the future. A material weakness in internal control over financial reporting would require management and the combined company’s independent public accounting firm to evaluate the combined company’s internal controls as ineffective. If the combined company’s internal control over financial reporting is not considered adequate, the combined company may experience a loss of public confidence, which could have an adverse effect on its business and stock price.

Internal control deficiencies or weaknesses that are not yet identified could emerge.

Over time the combined company may identify deficiencies or weaknesses in its internal controls and, where and when appropriate, report on these deficiencies or weaknesses. However, the internal control procedures can provide only reasonable, and not absolute, assurance that deficiencies or weaknesses are identified. Deficiencies or weaknesses that have not been identified by Alliance Data or Conversant could emerge and these deficiencies or weaknesses could have a material impact on the results of operations for the combined company.

Charges to earnings resulting from the application of the acquisition method of accounting may adversely affect the market value of Alliance Data common stock following the closing of the merger.

In accordance with GAAP, the merger will be accounted for using the acquisition method of accounting, which will result in charges to earnings that could have an adverse impact on the market value of Alliance Data common stock following the closing of the merger. Under the acquisition method of accounting, the total estimated purchase price will be allocated to Conversant’s net tangible assets and identifiable intangible assets based on their respective fair values as of the date of closing of the merger. Any excess of the purchase price over those fair values will be recorded as goodwill. The combined company will incur additional amortization expense based on the identifiable amortizable intangible assets acquired pursuant to the merger agreement and their relative useful lives. Additionally, to the extent the value of goodwill or identifiable intangible assets or other long-lived assets may become impaired, the combined company will be required to incur charges relating to the impairment. These amortization and potential impairment charges could have a material impact on the combined company’s results of operations.

Alliance Data currently estimates that it will incur approximately $169.7 million of incremental amortization expense annually after closing of the merger. The actual amount of the incremental amortization expense will be based on the fair value of the identifiable definite-lived intangible assets. The fair value of the identifiable definite-lived intangible assets is preliminary and subject to further adjustments upon closing of the merger. Differences between preliminary estimates and the final purchase price allocation amounts will occur and these differences may have a material impact on the amount of incremental amortization expense. Changes in earnings per share, including as a result of this incremental expense, could adversely affect the trading price of Alliance Data common stock.

The unaudited pro forma financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger.

The unaudited pro forma financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. The unaudited pro forma financial statements have been derived from the historical financial statements of Alliance Data and Conversant and certain adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the merger. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma financial statements. As a result, the actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these unaudited pro forma financial statements.

In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial conditions or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

Other Risk Factors of Alliance Data and Conversant

Alliance Data’s and Conversant’s businesses are and will be subject to the risks described above. In addition, Alliance Data and Conversant are, and will continue to be, subject to the risks described in Alliance Data’s and Conversant’s respective Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as updated by Alliance Data’s and Conversant’s respective subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents they file with the SEC, in each case incorporated by reference into this proxy statement/prospectus. See “Information Incorporated by Reference” for the location of information incorporated by reference in this proxy statement/prospectus.

THE MERGER

The following is a discussion of the merger and the material terms of the merger agreement between Alliance Data and Conversant. This is a summary only and may not contain all information that is important to you. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference, for a more complete understanding of the merger.

Effect of the Merger

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Conversant will merge with and into the Merger Subsidiary, with the Merger Subsidiary surviving the merger as a wholly-owned subsidiary of Alliance Data. We expect that, on a fully-diluted basis, the existing stockholders of Alliance Data and the former stockholders of Conversant will own approximately 93% and 7%, respectively, of the outstanding Alliance Data common stock following the merger.

The merger agreement contains a “Reverse Merger Condition” that requires that the form of the merger be revised and that Alliance Data form a new subsidiary corporation that would merge with and into Conversant, which would be the surviving entity in the merger. The Reverse Merger Condition would apply if, on the trading date immediately before the closing date of the merger, the aggregate value of all Alliance Data common stock to be received by all Conversant stockholders as a group in the merger would be less than 40% of the aggregate value of all consideration to be received by all Conversant stockholders as a group in the merger (i.e., cash plus Alliance Data common stock). See “Material U.S. Federal Income Tax Consequences.”

Consideration to be Received in the Merger

In the proposed merger, Conversant stockholders will receive for each share of Conversant common stock eligible to receive the merger consideration the combination, which we refer to as the Base Consideration, of (x) 0.07037 of a share, which we refer to as the Fixed Exchange Ratio, of Alliance Data common stock and (y) an amount in cash equal to $35.00 minus the product of the volume weighted average price per share of Alliance Data common stock on the NYSE for the consecutive period of fifteen trading days ending on the close of trading on the second trading day immediately preceding the merger’s closing, which we refer to as the Parent Closing Trading Price, multiplied by the Fixed Exchange Ratio, which cash portion of the Base Consideration we refer to as the Per Share Cash Consideration. Notwithstanding the foregoing, the Per Share Cash Consideration will not exceed $18.62, which we refer to as the Per Share Cash Cap, and will not be less than $14.98, which we refer to as the Per Share Cash Minimum. In the event that the Per Share Cash Cap or Per Share Cash Minimum is reached, the Per Share Cash Consideration will be fixed at the Per Share Cash Cap or the Per Share Cash Minimum, as applicable, and the value that Conversant stockholders will receive for each share of Conversant common stock will fluctuate below or above $35.00, as applicable, to the extent that the Parent Closing Trading Price is below $232.75 or above $284.48.

In lieu of the Base Consideration described above, each Conversant stockholder will have the right to elect to receive for each share of Conversant common stock eligible to receive merger consideration (1) cash equal to $35.00, except in the case in which the Per Share Cash Cap or Per Share Cash Minimum has been reached, in which case, cash equal to the sum of the (x) Fixed Exchange Ratio multiplied by the Parent Closing Trading Price and (y) the Per Share Cash Consideration, which election we refer to as a Cash Election, or (2) a number of shares of Alliance Data common stock equal to the sum of the (x) Fixed Exchange Ratio and (y) the quotient of the Per Share Cash Consideration divided by the Parent Closing Trading Price, which election we refer to as a Stock Election, and which consideration we refer to as the Per Share Stock Election Consideration, and, in the case of either a Cash or Stock Election, both are subject to proration as described below.

The Base Consideration otherwise payable on each share of Conversant common stock as to which either a Cash Election or Stock Election has been made will be pooled and reallocated among all such shares of

Conversant common stock as to which an election has been made. This pooling and reallocation means that each such share gets to the greatest extent possible, all cash or all Alliance Data common stock, but with the consideration payable on each such share of Conversant common stock pro rated to the extent there is not enough cash or enough Alliance Data common stock to pay pursuant to each such election (and with the difference between such pro rated amount being made up in the remaining Alliance Data common stock or cash, as applicable). The aggregate amount of cash and shares of Alliance Data common stock payable by Alliance Data in the merger shall equal the aggregate amount of cash and shares of Alliance Data common stock that would have otherwise been payable by Alliance Data if no election had been made by Conversant stockholders, and all such stockholders were to receive the Base Consideration. Shares of Conversant common stock (i) held in Conversant’s treasury, (ii) held by Alliance Data or any of its subsidiaries, (iii) issued pursuant to Conversant restricted stock award grants that remain unvested upon closing of the merger, or (iv) as to which the holder has properly exercised appraisal rights will not receive the merger consideration (except that shares of Conversant common stock that were issued pursuant to Conversant restricted stock award grants that remain unvested upon closing of the merger shall be entitled to receive the consideration described under the heading “The Merger—Treatment of Conversant Stock Options and Other Equity Awards”).

The following table illustrates the value of the Base Consideration per share of Conversant common stock for different hypothetical Parent Closing Trading Prices (with the shaded lines defining the lower and upper boundaries of the collar).

Parent Closing Trading Price (a)	Fixed Exchange Ratio	Approx. Value of Per Share Stock Consideration (b)	Approx. Per Share Cash Consideration	Approx. Total Value of Per Share Merger Consideration
$220.00	0.07037	$15.48	$18.62	$34.10
$225.00	0.07037	$15.83	$18.62	$34.45
$230.00	0.07037	$16.19	$18.62	$34.81
$232.00	0.07037	$16.33	$18.62	$34.95
$232.75(c)	0.07037	$16.38	$18.62	$35.00
$233.00	0.07037	$16.40	$18.60	$35.00
$235.00	0.07037	$16.54	$18.46	$35.00
$240.00	0.07037	$16.89	$18.11	$35.00
$245.00	0.07037	$17.24	$17.76	$35.00
$255.00	0.07037	$17.94	$17.06	$35.00
$258.00	0.07037	$18.16	$16.84	$35.00
$258.61(d)	0.07037	$18.20	$16.80	$35.00
$259.00	0.07037	$18.23	$16.77	$35.00
$260.00	0.07037	$18.30	$16.70	$35.00
$265.00	0.07037	$18.65	$16.35	$35.00
$270.00	0.07037	$19.00	$16.00	$35.00
$275.00	0.07037	$19.35	$15.65	$35.00
$280.00	0.07037	$19.70	$15.30	$35.00
$284.00	0.07037	$19.99	$15.01	$35.00
$284.48(e)	0.07037	$20.02	$14.98	$35.00
$285.00	0.07037	$20.06	$14.98	$35.04
$290.00	0.07037	$20.41	$14.98	$35.39
$295.00	0.07037	$20.76	$14.98	$35.74
$300.00	0.07037	$21.11	$14.98	$36.09

(a)	Hypothetical volume weighted average price per share of Alliance Data common stock on the NYSE for the consecutive period of fifteen trading days ending on the close of trading on the second trading day immediately preceding the closing of the merger.
(b)	Note that per the terms of the merger agreement, any fractional shares of Alliance Data common stock payable to any holder of Conversant common stock will be aggregated and paid in cash.

(c)	Reflects a 10% reduction in the Parent Closing Trading Price compared to the Parent Signing Trading Price, which is the lower boundary of the collar and the Parent Closing Trading Price at which the Per Share Cash Cap is reached.
(d)	The 7-day volume weighted average price per share of Alliance Data common stock on the NYSE as of the close of business on September 10, 2014, the last business day prior to the date the merger agreement was executed, referred to in this proxy statement/prospectus as the Parent Signing Trading Price.
(e)	Reflects a 10% increase in the Parent Closing Trading Price compared to the Parent Signing Trading Price, which is the upper boundary of the collar and the Parent Closing Trading Price at which the Per Share Cash Minimum is reached.

For tabular illustrations of proration calculations for different hypothetical Cash Elections and Stock Elections that may be made by Conversant stockholders under the terms of the merger agreement, see Annex D to this proxy statement/prospectus.

The tables included or referenced above are for illustrative purposes only. The value of the merger consideration that a Conversant stockholder actually receives will be based on the actual Parent Closing Trading Price, and the mix of merger consideration that an electing Conversant stockholder actually receives will depend on the elections made by other Conversant stockholders.

Alliance Data will not issue any fractional shares of its common stock in the merger. Instead, Conversant stockholders will receive cash in lieu of any fractional shares in an amount determined by multiplying (x) the closing price of Alliance Data common stock reported on the NYSE on the trading day immediately preceding the date of the merger’s closing by (y) the fraction of a share of Alliance Data common stock to which the stockholder would otherwise be entitled.

The merger agreement provides for adjustments to the merger consideration to reflect fully the effect of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event with respect to Alliance Data common stock or Conversant common stock occurring between September 11, 2014 and the effective time of the merger.

Procedures for Election

The form of election will be made available to Conversant stockholders on the same day as this proxy statement/prospectus. The form of election enables Conversant stockholders to choose to make a Stock Election, a Cash Election or choose the default Base Consideration with respect to each of their shares of Conversant common stock eligible to receive the merger consideration. Conversant stockholders have until 5:00 p.m. New York City time on December 8, 2014, referred to in this proxy statement/prospectus as the “election deadline,” to make their election and return their completed election forms, along with any stock certificates held, to the exchange agent. If a stockholder holds shares of Conversant common stock through a bank, broker or other nominee, such bank, broker or other nominee, as applicable, will provide that stockholder with instructions on how to make an election. If a stockholder holds shares of Conversant restricted stock that will be unvested as of the election deadline but will vest prior to or in connection with the closing of the merger, that stockholder will be provided with instructions on how to make an election with respect to those shares.

With respect to shares of Conversant common stock that are held in certificated form, the delivery of the stock certificates, together with the properly completed form of election, shall be effected only upon delivery to the exchange agent of the physical certificates representing the shares of Conversant common stock to which such form of election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of Conversant. With respect to shares of Conversant common stock that are held in “book-entry” form, the holder should follow the instructions in the form of election in order to make an election. The shares of Conversant common stock with respect to which an election is made will not be considered to be properly delivered if the exchange agent receives a guarantee of delivery of such shares (from a firm that is an “eligible guarantor institution” as defined in Rule 17Ad-15 under the Exchange Act) without delivery of the physical certificates by the election deadline. Further, Conversant stockholders who have lost their certificates will need to have such certificates replaced in advance of the election deadline to allow sufficient time for delivery of their replacement certificates to the exchange agent by the election deadline. If Conversant stockholders do not send their completed form of election to the exchange agent by the election deadline, or fail to properly deliver their certificates or other documents specified in the form of election (with respect to certificated or book-entry shares for which an election is made) by the election deadline, such stockholders will not be deemed to have made a proper election and will instead receive the Base Consideration.

Background of the Merger

The following chronology summarizes the key meetings, conversations and events that led to the signing of the merger agreement. This chronology covers only key events leading up to the merger agreement and does not purport to catalogue every communication between representatives of Alliance Data and Conversant.

The Conversant board of directors has from time to time in recent years engaged with senior management in strategic reviews and considered ways to enhance the company’s performance and prospects in light of the business and economic environment. These reviews have included consideration of potential transactions with various parties that would further Conversant’s strategic objectives, including consideration of the potential benefits and risks of those transactions. These strategic reviews have on several occasions related to informal exploratory discussions regarding potential strategic transactions, including possible mergers, acquisitions, other business combinations or divestitures. As of April 3, 2014, Conversant was a party to confidentiality agreements entered into in connection with a potential strategic transaction with Company A, Financial Buyer A and Financial Buyer B, one of which contained a standstill agreement. None of these parties made any proposal to engage in a transaction with Conversant.

On April 3, 2014, Edward Heffernan, the Chief Executive Officer of Alliance Data and John Giuliani, the Chief Executive Officer of Conversant held an introductory meeting at the Alliance Data offices in Plano, Texas. The meeting had been arranged by representatives of Wells Fargo Securities, LLC, which we refer to as Wells Fargo Securities, an investment bank that from time to time has provided investment banking and financial services to Alliance Data and Conversant. Mr. Heffernan and Mr. Giuliani discussed in general terms information regarding Alliance Data and Conversant and the ad-tech industry generally. At the conclusion of the meeting, Mr. Heffernan and Mr. Giuliani agreed to meet again in the future for further discussions.

On April 25, 2014, Mr. Giuliani and Ric Elert, Conversant’s Chief Operating Officer of Media, met with Mr. Heffernan and other representatives of Alliance Data, including Bryan Kennedy, the Chief Executive Officer of Alliance Data’s Epsilon segment, in order for the parties to get to know each other’s businesses better. The group discussed in general terms information regarding Alliance Data and Conversant and the ad-tech industry generally. At the conclusion of the meeting, Mr. Heffernan suggested that Alliance Data and Conversant consider combining the companies, but indicated that Alliance Data would not be in a position to move forward in a formal manner until the summer of 2014.

During June of 2014, there was one meeting among members of management of Conversant and members of management of Epsilon and one meeting between the Chief Executive Officer of Alliance Data and Chief Executive Officer of Conversant. At these meetings, the parties discussed in general terms the respective business models of Epsilon and Conversant and whether there could be a strategic fit between the two companies.

On June 5, 2014, members of Alliance Data’s management presented an overview of Conversant’s business to Alliance Data’s board of directors during a regularly scheduled board meeting.

On June 20, 2014, Company A reached out to Morgan Stanley, which had been involved with previous discussions between Company A and Conversant, indicating it had interest in discussing a strategic transaction with Conversant. Morgan Stanley informed Mr. Giuliani of this inquiry. Based on the previous discussions between Company A and Conversant, there were doubts about Company A’s interest in pursuing and ability to consummate a transaction with Conversant. Nonetheless, Mr. Giuliani directed Morgan Stanley to engage further with Company A.

On July 9, 2014, Mr. Giuliani and representatives of Morgan Stanley held an introductory meeting with Company B. In a subsequent discussion with Morgan Stanley, Company B indicated that it was not interested in pursuing further discussions with Conversant.

On July 16, 2014, Mr. Heffernan and Mr. Giuliani spoke by phone. Mr. Heffernan indicated that Alliance Data would be in a position to send a letter of interest to Conversant on approximately July 22, 2014. Mr. Heffernan indicated that Alliance Data’s letter of interest might include a proposed price per share of $30. Mr. Giuliani indicated that he would share any offer with the Conversant board of directors, but that he did not believe that a price of $30 per share would be compelling to the Conversant board of directors.

On July 17, 2014, the Alliance Data board of directors held a telephonic meeting during which management presented additional information regarding Conversant and its business. After discussion, the Alliance Data board of directors authorized management to deliver to Conversant a non-binding proposal with indicative pricing, mix of consideration and other terms and conditions as approved by the Alliance Data board of directors during the meeting.

On July 22, 2014, Alliance Data sent a written, non-binding indication of interest, or the July 22 Proposal, to Mr. Giuliani and James Zarley, the Chairman of the Conversant board of directors, proposing a transaction in which Alliance Data would acquire all of the outstanding shares of Conversant common stock for consideration consisting 51% of Alliance Data common stock and 49% of cash. The letter indicated a price range of $30 to $32 per share.

On July 23, 2014, the Conversant board of directors held a telephonic meeting at which Conversant’s general counsel and a representative of Conversant’s outside legal advisors, Gibson, Dunn & Crutcher LLP, or Gibson Dunn, were present. At the meeting, the Conversant board of directors discussed the July 22 Proposal. The Conversant board of directors decided to consider and analyze, with the assistance of a financial advisor, whether Conversant should consider a sale of Conversant at that time. The Conversant board of directors determined to invite representatives of Morgan Stanley to meet with the Conversant board of directors at its meeting on July 31, 2014 due to Morgan Stanley’s qualifications and industry experience, as well as its long-standing advisory relationship with Conversant. Gibson Dunn reviewed the Conversant board of directors’ fiduciary duties in the event that the Conversant board of directors determined that Conversant should consider a sale or other strategic alternative at that time. Gibson Dunn also provided advice regarding director conflicts of interest and independence for purposes of evaluating such a transaction. The Conversant board of directors concluded that the majority of its members were disinterested and independent for purposes of evaluating the proposed transaction.

On July 30, 2014, Mr. Heffernan and Mr. Giuliani spoke by phone and discussed the July 22 Proposal, including how Alliance Data arrived at its proposed valuation of Conversant.

On July 31, 2014, the Conversant board of directors held a regularly scheduled meeting at which members of Conversant’s management team were present. At the meeting, representatives of Morgan Stanley discussed with the Conversant board of directors Morgan Stanley’s initial valuation analyses of Conversant and the financial terms of the July 22 Proposal. The Conversant board of directors discussed the July 22 Proposal and the possible responses thereto, including other potential acquirors of Conversant in the event that Conversant were to consider a possible sale. The Conversant board of directors discussed the advantages and risks of exploring a potential strategic transaction with a party other than Alliance Data, including the risk of leaks that might arise from making contact with a large number of other parties in the industry, potential disruptions to Conversant’s business and employees of any such leaks, the likelihood that outbound calls would actually generate interest in a transaction with Conversant, and Conversant’s own strong knowledge and understanding of its business prospects and value as a stand-alone enterprise. After the discussion, the Conversant board of directors instructed Morgan Stanley to reach out to Companies C, D and E to determine if such companies had interest in a discussion with Conversant. These companies were identified by Morgan Stanley in conjunction with Company management as the most likely to be interested in making a proposal to acquire Conversant. The Conversant board of directors also authorized Morgan Stanley and Mr. Giuliani to reach out to Company A to determine if Company A had interest in further discussions with Conversant. The Conversant board of directors acknowledged, however, that regulatory concerns had arisen in Conversant’s initial discussions of a transaction with Company A that would likely affect Company A’s interest in making a proposal and its ability to consummate a transaction with Conversant. As a result, the Conversant board of directors believed it was unlikely that Company A would make a proposal to acquire Conversant. The Conversant board of directors also authorized Mr. Giuliani to reach out to Financial Buyer A to determine its interest in potential discussions concerning a transaction. The Conversant board of directors also instructed Mr. Giuliani to continue discussions with Alliance Data, but to inform Alliance Data that it would have to improve its proposal to warrant further substantive discussions regarding a potential business combination between the companies.

On August 1, 2014, Morgan Stanley informed Company A that Conversant had received an indication of interest from a potential strategic acquirer. Company A asked for details about timing and indicated that it was interested in setting up a meeting with Conversant.

On August 1, 2014, Morgan Stanley contacted Company C to gauge its interest in pursuing a strategic transaction with Conversant. Company C had previously reviewed the merits of acquiring Conversant but subsequently indicated that it had decided not to make it a strategic priority.

On August 2, 2014, a Conversant representative spoke with representatives of Company A, and Company A indicated it was interested in moving forward with preliminary discussions. Company A indicated that if it was comfortable with the outcome of a diligence meeting scheduled for August 7, 2014 it would consider submitting a proposal early the week of August 11, 2014.

On August 5, 2014, Morgan Stanley followed up with Company C. Company C indicated that it was not interested in pursuing a potential transaction with Conversant.

On August 5, 2014, Morgan Stanley contacted Company D to gauge its interest in pursuing a strategic transaction with Conversant. Company D indicated it did not expect Conversant to be of interest as an acquisition target given other strategic priorities.

On August 6, 2014, Morgan Stanley contacted Company E to gauge its interest in pursuing a transaction with Conversant.

On August 7, 2014, representatives of Company A met with representatives of Conversant to conduct due diligence discussions. Representatives from Company A indicated they would need to conduct additional due diligence and that submitting an indication of interest by early the following week would be difficult.

On August 11, 2014, Company A informed Morgan Stanley that it would need more time to consider a proposal to acquire Conversant. Company A indicated that it was unlikely to make an acquisition proposal because of its concerns about its ability to obtain regulatory approval for an acquisition of Conversant.

On August 11, 2014, Mr. Giuliani spoke with a representative of Financial Buyer A. Mr. Giuliani indicated that Conversant had received an indication of interest from a potential strategic acquirer. Mr. Giuliani and the representative of Financial Buyer A discussed arranging a meeting between Mr. Giuliani and representatives of Financial Buyer A.

On August 12, 2014, Company E indicated to Morgan Stanley that it did not have an interest in pursuing a strategic transaction with Conversant.

On August 13, 2014, Mr. Giuliani spoke with Mr. Heffernan and indicated that Conversant would be interested in continuing discussions with Alliance Data, but that the indicative price of $30 to $32 per Conversant share was too low. Mr. Giuliani and Mr. Heffernan discussed the valuation of Conversant. Mr. Giuliani indicated that the Conversant board of directors might consider proceeding with discussions based on an indicative price of $35 per share. At the conclusion of the call, Mr. Heffernan indicated that he would seek approval from the Alliance Data board of directors for an indicative price of $35 per Conversant share, which Mr. Heffernan indicated would be Alliance Data’s best and final offer. Mr. Heffernan indicated that Alliance Data would condition further discussions concerning a potential transaction on Conversant entering into an exclusive negotiating period.

On August 14, 2014, Mr. Heffernan updated the Alliance board of directors regarding his discussions with Mr. Giuliani regarding the July 22 Proposal. After discussion, the Alliance Data board of directors authorized management to deliver to Conversant a non-binding proposal reflecting the revised transaction terms approved by the Alliance Data board of directors.

On August 14, 2014, Mr. Heffernan and Mr. Giuliani spoke and Mr. Heffernan conveyed an oral, non-binding indication of interest, or the August 14 Proposal, for a transaction in which Alliance Data would acquire all of the outstanding shares of Conversant for consideration consisting 51% of Alliance Data common stock and 49% of cash, at a price of $35 per share of Conversant common stock. Mr. Heffernan indicated that proceeding with discussions based on the August 14 Proposal was conditioned on Conversant granting Alliance Data an exclusive negotiating period.

On August 14, 2014, the Conversant board of directors, along with members of management and representatives of Morgan Stanley and Gibson Dunn, held a telephonic meeting. The terms of Alliance Data’s proposal were discussed. Representatives of Gibson Dunn reviewed with the Conversant board of directors its fiduciary duties with respect to a possible transaction and granting an exclusive negotiating period to Alliance Data. The Conversant board of directors also discussed the results of the outreach made by Morgan Stanley and Mr. Giuliani to Companies A, C, D and E and Financial Buyer A, and the fact that no proposals or indications of any serious interest in pursuing a transaction with Conversant had emerged. The Conversant board of directors and Morgan Stanley also discussed their views that $35 per share was likely a higher value than a financial buyer could reasonably be expected to propose. At the meeting, Morgan Stanley reviewed its updated financial analyses of Conversant and the financial terms of Alliance Data’s proposal. After further discussion amongst the Conversant board of directors and with Morgan Stanley, the Conversant board of directors concluded that the Alliance Data proposal likely represented the best value reasonably available to the Conversant stockholders. After consideration of all the factors discussed at the meeting, the Conversant board of directors authorized management to enter into an exclusive negotiating period until mid-September to negotiate a potential transaction with Alliance Data based on the August 14 Proposal.

On August 15, 2014, Alliance Data sent a non-binding letter dated August 14, 2014 to Mr. Giuliani and Mr. Zarley confirming the terms of the August 14 Proposal, and Mr. Giuliani informed Mr. Heffernan that the Conversant board of directors had authorized him to enter into an exclusive negotiation period until mid-September to pursue a potential transaction with Alliance Data based on the August 14 Proposal.

On August 15, 2014, Alliance Data provided an exclusivity letter and mutual confidentiality agreement, and Conversant provided comments to those documents. The confidentiality agreement included a 12-month mutual standstill. The standstill provisions would not prohibit either party from making a non-public proposal to the chief executive officer or board of the other party and would fall away upon a party entering into an alternate transaction. After negotiations, legal advisors to Alliance Data and Conversant resolved all open points on the exclusivity letter and confidentiality agreement.

On August 18, 2014, Alliance Data and Conversant executed the exclusivity letter and confidentiality agreement. Following the execution of those agreements, Conversant provided Alliance Data and its advisors with access to a virtual data room containing requested business and legal due diligence materials.

During the period from August 19, 2014 through September 10, 2014, members of management of Conversant and Alliance Data, together with their legal and financial advisors, conducted a number of due diligence calls and meetings on a variety of topics. These discussions also included legal, business and financial due diligence on Alliance Data conducted by members of Conversant’s management team and its legal and financial advisors.

On August 23, 2014, Akin Gump Strauss Hauer and Feld LLP, or Akin Gump, legal counsel to Alliance Data, provided to Conversant an outline of indicative terms setting forth additional key terms of the proposed acquisition. Alliance Data proposed to calculate the per share consideration at a value of $35 (including a fixed number of shares of Alliance Data common stock and a floating amount of cash, based upon the volume weighted average price of the Alliance Data common stock for a specified period prior to closing), subject to a 17% collar, outside of which the value to Conversant stockholders would float up or down. The consideration would consist of 52% of Alliance Data common stock and 48% of cash based on the market price of Alliance Data’s shares as of the signing date, though the final mix of shares and cash would be based on the market price of Alliance Data’s share as of the closing date. Alliance Data’s proposed terms included a “force the vote” provision and did not include a fiduciary termination right on behalf of Conversant. Alliance Data’s terms proposed a $100 million termination fee in the event of certain customary circumstances, including in circumstances involving a competing offer, as well as a $50 million termination fee in the event Conversant stockholders did not approve the merger but no competing offer had been made, referred to as a “naked no vote.” The indicative terms also included a request that Mr. Giuliani waive his right to acceleration of his restricted stock awards, agree not to make a cash election in the merger and agree to a lock-up of the Alliance Data common stock he would receive in the merger.

On August 26, 2014, Gibson Dunn provided Akin Gump with proposed changes to the outline of indicative terms. These comments included deletion of the “force the vote” provision, inclusion of a fiduciary termination right on behalf of Conversant and inclusion of a right for the Conversant board of directors to change its recommendation in the event of an “intervening event.” Conversant proposed a $60 million termination fee in customary circumstances and deletion of any termination fee in the event of a “naked no vote.” Conversant reserved comment on the method of calculation of the per share consideration. Conversant indicated that Mr. Giuliani would be prepared to agree to the waiver of his right to acceleration of his restricted stock awards and a lock-up of Alliance Data common stock received in the merger upon entry into a mutually acceptable employment arrangement. No specific terms of any such employment arrangement were proposed.

On August 27, 2014, the Conversant board of directors, along with members of management and representatives of Morgan Stanley and Gibson Dunn, held a telephonic meeting. Alliance Data’s proposed additional terms, and Conversant’s initial comments thereto, were discussed in detail. There was an extensive discussion among the Conversant board of directors regarding the calculation of the consideration. The Conversant board of directors instructed Mr. Giuliani to propose to Alliance Data that the proposed collar be narrowed to 10%, which would give Conversant’s stockholders some opportunity to benefit from any significant increase in the value of Alliance Data stock after the announcement of a transaction while continuing to provide some downside protection. Later that day, Mr. Giuliani communicated that proposal to Mr. Heffernan, who agreed with the proposal.

Later on August 27, 2014, Akin Gump sent to Conversant a revised version of the outline of indicative terms. The revised proposal accepted Conversant’s changes regarding deletion of the “force the vote” provision, inclusion of a fiduciary termination right on behalf of Conversant, inclusion of a right for the Conversant board of directors to change its recommendation in the event of an “intervening event” and deletion of the “naked no-vote” fee. The revised proposal included a proposed termination fee of $90 million.

On August 28, 2014, Gibson Dunn sent a revised draft of the outline of terms to Akin Gump, which continued to propose a termination fee of $60 million. Later that day, representatives of Conversant, Gibson Dunn and Morgan Stanley held a telephonic meeting with representatives of Alliance Data, Akin Gump and Wells Fargo Securities, Alliance Data’s financial advisor, to discuss the revised indicative terms. The parties continued to disagree regarding the size of the termination fee and certain other matters.

On August 31, 2014, Akin Gump sent a draft merger agreement to Gibson Dunn. On September 1, 2014, Gibson Dunn communicated to Akin Gump that it would not provide comments to the merger agreement until the termination fee had been resolved. In a telephonic meeting on September 2, 2014, Alliance Data indicated it would be prepared to accept a revised proposal by Conversant on certain other issues if Conversant would agree to a termination fee of $65 million.

On September 3, 2014, the Conversant board of directors, along with members of management and representatives of Morgan Stanley and Gibson Dunn, held a telephonic meeting at which the status of negotiations on the indicative terms and merger agreement were discussed. After discussion, the Conversant board of directors concluded that it would accept a termination fee of $65 million. Morgan Stanley reviewed its preliminary financial analyses and reported on the financial due diligence conducted on Alliance Data.

On September 3, 2014, Gibson Dunn provided detailed comments to the draft merger agreement to Akin Gump. On September 4, 2014, Akin Gump provided a draft voting agreement to Gibson Dunn. During the period from September 3, 2014 through September 11, 2014, representatives of Gibson Dunn and Akin Gump continued to negotiate the open items on the merger agreement and the voting agreement.

On September 5, 2014, the Alliance Data board of directors, with the assistance of members of management, representatives of Wells Fargo Securities and Akin Gump, held a telephonic meeting to review and discuss the proposed merger. After discussing the terms of the proposed merger agreement and the voting agreement, the Alliance Data board of directors voted unanimously to approve the merger agreement and the merger, subject only to final review and approval by the transaction committee of the Alliance Data board of directors to be held September 11, 2014.

On September 10, 2014, the Conversant board of directors, along with members of management and representatives of Morgan Stanley and Gibson Dunn, held a telephonic meeting. Representatives of Gibson Dunn reviewed with the Conversant board of directors the terms of the proposed merger agreement, including the mechanics of the no-shop provisions, Conversant’s and Alliance Data’s termination rights, Alliance Data’s matching rights and the voting agreement. Representatives of Gibson Dunn also reviewed the fiduciary duties of directors in connection with their consideration of the transaction. Representatives of Morgan Stanley reviewed their analysis of the consideration to be paid to the holders of Conversant common stock in the merger. Morgan Stanley rendered to the Conversant board of directors its oral opinion, subsequently confirmed by delivery of a written opinion dated September 10, 2014, that, as of such date and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the consideration to be received by holders of shares of Conversant common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley is attached as Annex F to this proxy statement/prospectus and is incorporated herein by reference. Following the discussion, the Conversant board of directors concluded that the merger agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of the Conversant stockholders and voted unanimously to approve and adopt the merger agreement and recommend that Conversant stockholders approve the merger.

On September 11, 2014, the transaction committee of the Alliance Data board of directors, with the assistance of members of management and representatives of Wells Fargo Securities and Akin Gump, held a telephonic meeting to discuss the finalized terms of the proposed merger agreement and merger and following its discussion, gave the final approval contemplated by the Alliance Data board of directors at its September 5, 2014 meeting.

On September 11, 2014, Alliance Data and Conversant executed the merger agreement. Concurrently, Conversant’s directors and executive officers beneficially owning shares of, or securities convertible into or exercisable for, Conversant common stock representing approximately 6.5% of the outstanding shares of Conversant common stock on a fully-diluted basis, executed the voting agreement. On September 11, 2014, Alliance Data and Conversant announced the merger agreement and the proposed transaction with a joint press release. Mr. Giuliani entered into an agreement with Alliance Data, dated September 11, 2014, as amended on

October 29, 2014, in which he agreed to waive acceleration of his shares of restricted stock upon consummation of the merger until such date as his employment with Alliance Data, following the merger, is terminated for any reason or he terminates his employment for good reason, as defined in the letter agreement. Mr. Giuliani also agreed to elect to receive the Base Consideration or to make a Stock Election in the merger. No further arrangements were made with respect to Mr. Giuliani’s employment by Alliance Data following the merger (other than Alliance Data’s agreement pursuant to the merger agreement to provide all Conversant employees that continue to be employed by Alliance Data following the merger with base salary, non-equity incentive compensation opportunities and employee benefits that are the same or greater than the base salary, non-equity incentive compensation opportunities and employee benefits provided by Conversant prior to the merger as described in “The Merger Agreement—Employee Matters”).

On September 12, 2014, Conversant notified Financial Buyer B that it would waive the “don’t ask/don’t waive” provision of the standstill agreement between Conversant and Financial Buyer B.

Alliance Data Board of Directors’ Approval

After careful consideration, Alliance Data’s board of directors and the managers of the Merger Subsidiary unanimously approved the merger agreement, and Alliance Data’s board of directors unanimously approved the issuance of Alliance Data common stock in the merger. The compensation committee of Alliance Data’s board of directors unanimously approved the grant of replacement equity awards to the holders of Conversant equity awards, as provided in the merger agreement. See “The Merger—Treatment of Conversant Stock Options and Other Equity Awards.”

Conversant Board of Directors’ Recommendation and Reasons for the Merger

At a meeting on September 10, 2014, the Conversant board of directors unanimously (1) determined that the merger is fair to, and in the best interests of, Conversant and its stockholders and declared the merger agreement and the merger advisable, (2) approved the merger agreement and the transactions contemplated thereby, including the merger, and (3) resolved to recommend the adoption of the merger agreement to Conversant stockholders.

In reaching this conclusion, the Conversant board of directors consulted with Conversant’s management, as well as its financial advisor and outside legal counsel, and considered the following factors:

•	the Conversant board of directors’ familiarity with Conversant’s business, operations, financial condition, competitive position, business strategy and prospects, and general industry, economic and market conditions, including the inherent risks and uncertainties in Conversant’s business, in each case on a historical, current and prospective basis;

•	the alternative to the merger agreement of remaining as an independent company, including the timing and likelihood of accomplishing performance goals associated with success as an independent company;

•	the fact that Conversant’s inquiries to other parties that were considered most likely to be interested in a possible business combination with Conversant did not result in any proposal to acquire Conversant;

•	the determination, based on discussions with management and Conversant’s financial advisor, that Alliance Data was the party most likely to be interested in acquiring Conversant at the highest price;

•	the Conversant board of directors’ belief, based on representations by representatives of Alliance Data, that Alliance Data would not proceed in its negotiations with Conversant without exclusivity;

•	that Conversant stockholders will be entitled to receive merger consideration that, subject to the adjustment and collar provisions described above, will have a value of $35.00 per share upon the closing of the merger, providing liquidity and certainty of value as compared to the uncertain future long-term value to stockholders that might not be realized if Conversant remained independent;

•	that the implied value of the merger consideration within the collar of $35.00 per share, represented a premium of approximately 31% to the closing price of Conversant common stock on September 10, 2014, the day prior to announcement and a 34% premium to the average closing price of Conversant’s stock for the 30 trading days ending on September 10, 2014;

•	the then-current financial market conditions and the recent and historical market prices of Conversant common stock, including the market price performance of Conversant common stock relative to those of other industry participants over the last 12 months (see “Market Prices and Dividends and Other Distributions” for information about Conversant common stock prices since January 1, 2012);

•	that the value of the merger consideration to be paid by Alliance Data to Conversant stockholders in the merger will be fixed within the collar and will increase to the extent the Parent Closing Trading Price exceeds the upper limit of the collar;

•	that Conversant stockholders, immediately after completion of the merger, would hold approximately 7% of the outstanding shares of Alliance Data common stock and would have the opportunity to share in the future growth and expected synergies of the combined company while retaining the flexibility of selling all or a portion of those shares;

•	the intended qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code, as described in the section entitled “Material U.S. Federal Income Tax Consequences”;

•	the fairness opinion rendered to the Conversant board of directors by Morgan Stanley, that as of September 10, 2014, and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the consideration to be received by holders of shares of Conversant common stock pursuant to the merger agreement was fair from a financial point of view to such holders;

•	the fact that Conversant stockholders may elect to receive the merger consideration in cash or in stock, subject to proration as provided in the merger agreement;

•	the Conversant board of directors’ understanding of Alliance Data’s financial position and that the transaction is expected to be accretive to Alliance Data’s earnings in future periods, which would benefit the Conversant stockholders who receive shares of Alliance Data common stock in the merger;

•	the fact that Alliance Data’s common stock has substantial liquidity in the public markets, giving Conversant stockholders who receive shares of Alliance Data common stock in the merger a high level of certainty of their ability to sell such shares of Alliance Data common stock in the market;

•	the anticipated enhanced competitive position of the combined company in key markets as a result of the complementary businesses of Alliance Data and Conversant;

•	the fact that the terms of the merger agreement were the product of arms-length negotiations between Conversant and its advisors, on the one hand, and Alliance Data and its advisors, on the other hand;

•	the conditions to Alliance Data’s obligation to complete the merger, including the absence of a financing condition;

•	the structure of the transaction as a merger, requiring approval by Conversant stockholders, which would provide a period of time prior to the closing of the merger during which an unsolicited Company Superior Proposal (as such term is defined in the merger agreement) could be made;

•	Conversant’s ability, under certain circumstances, to furnish information to and conduct negotiations with a third party, if the Conversant board of directors determines in good faith that the third party has made a Company Takeover Proposal (as such term is defined in the merger agreement) that is, or would reasonably be expected to lead to, a Company Superior Proposal and Conversant’s ability to amend, or grant a waiver or release under, any standstill or similar agreement to permit such a party to make an offer to Conversant’s board;

•	the fact that the merger agreement permitted Conversant to waive the “don’t ask/don’t waive” provision of the only standstill agreement in effect with respect to Conversant;

•	the ability of the Conversant board of directors, in connection with a Company Superior Proposal or Intervening Event (as such term is defined in the merger agreement), and subject to the terms of the merger agreement, to change its recommendation that Conversant stockholders approve the Merger Proposal;

•	the ability of the Conversant board of directors, in connection with a Company Superior Proposal, and subject to the terms of the merger agreement, including payment of a $65 million termination fee, to terminate the merger agreement in order to enter into an agreement with respect to such Company Superior Proposal;

•	the requirement that Conversant pay to Alliance Data a termination fee of $65 million, representing approximately 2.8% of the transaction value, if the merger agreement is terminated under certain specified circumstances;

•	the belief of the Conversant board of directors that, based upon information provided by Conversant’s legal counsel and financial advisor, the termination provisions and termination fee would not, as a practical matter, prevent an interested third party from submitting an offer to acquire Conversant that could lead to a Company Superior Proposal;

•	the fact that Conversant stockholders will be entitled to appraisal rights under Delaware law;

•	the Conversant board of directors’ belief that a transaction with Alliance Data does not present any significant antitrust or similar regulatory issues in the U.S. or elsewhere; and

•	the fact that the cash component of the merger consideration to be paid by Alliance Data will be funded from existing cash on hand and available borrowing capacity under Alliance Data’s committed credit agreement and will not require additional financing on the part of Alliance Data.

The Conversant board of directors also identified and considered a number of uncertainties, risks and other potentially negative factors, including the following:

•	the risks and contingencies related to the announcement and pendency of the merger, including the impact on Conversant’s employees and its relationships with existing and prospective customers, suppliers and business partners, as well as other third parties;

•	the conditions to Alliance Data’s obligation to complete the merger and the right of Alliance Data to terminate the merger agreement under certain specified circumstances;

•	the risks and costs to Conversant if the merger is not completed, including the potential impact on Conversant’s stock price and the effect on its business relationships;

•	the potential impact of the restrictions under the merger agreement on Conversant’s ability to take certain actions during the period prior to the completion of the merger (which may delay or prevent Conversant from undertaking business opportunities that may arise pending completion of the merger);

•	the potential for diversion of management and employee attention and for increased employee attrition during the period prior to the completion of the merger, and the potential effect of these on Conversant’s business and relations with customers and suppliers;

•	the fact that Conversant stockholders could receive merger consideration with a value of less than $35.00 per share if the Parent Closing Stock Price is less than $232.75;

•	the fact that the Conversant stockholders, to the extent they receive cash consideration, will cease to participate in Conversant’s future earnings growth or benefit from any future increase in its value following the merger;

•	the fact that Conversant stockholders, to the extent they receive stock consideration, will continue to be subject to the risks inherent in the industry and the public stock markets;

•	the fact that certain provisions of the merger agreement may have the effect of discouraging proposals for alternative acquisition transactions involving Conversant, including: (1) the restriction on Conversant’s ability to solicit proposals for alternative transactions, (2) the limitations on the Conversant board of directors’ ability to change its recommendation to Conversant stockholders regarding the merger, (3) the requirement that Conversant give Alliance Data notice of alternative acquisition proposals, and (4) the requirement that Conversant pay a termination fee of $65 million to Alliance Data in certain circumstances following the termination of the merger agreement;

•	the risk that Conversant’s executive officers may have interests in the merger as individuals that are in addition to, or that may be different from, the interests of Conversant stockholders;

•	the fees and expenses associated with completing the merger;

•	the risk that the expected benefits of the combined company will not be achieved by Alliance Data;

•	the risks associated with litigation challenging the merger;

•	the risk that the merger will not qualify as a reorganization within the meaning of Section 368(a) of the Code, as described in the section entitled “Material U.S. Federal Income Tax Consequences” in the event that the aggregate value of all Alliance Data common stock to be received by all Conversant stockholders as a group in the merger would be less than 40% of the aggregate value of all consideration to be received by all Conversant stockholders as a group in the merger, which would mean that the receipt of both cash and stock consideration would be taxable to Conversant stockholders for U.S. federal income tax purposes upon receipt of the consideration; and

•	the risks of the type and nature described above under “Risk Factors.”

The Conversant board of directors unanimously recommends that Conversant common stockholders vote “FOR” the Merger Proposal.

The foregoing discussion of the information and factors considered by the Conversant board of directors is not intended to be exhaustive, but includes the material information, factors and analyses considered by the Conversant board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Conversant board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. The Conversant board of directors’ recommendation for the merger was made after considering the totality of the information and factors involved. In considering the factors described above, individual members of the Conversant board of directors may have given different weight to different factors.

Opinion of Financial Advisor to the Conversant Board of Directors

Conversant retained Morgan Stanley to provide Conversant with financial advisory services in connection with Conversant’s consideration of strategic alternatives, including a potential sale of Conversant, and to render a financial opinion in connection with a possible merger, sale or other strategic business combination. Conversant’s board of directors selected Morgan Stanley to act as Conversant’s financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in Conversant’s industry, and its knowledge of Conversant’s business and affairs. At the meeting of Conversant’s board of directors on September 10, 2014, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of September 10, 2014, and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the merger consideration to be received by the holders of shares of Conversant common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of September 10, 2014, is attached to this proxy statement/prospectus as Annex F. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by

Morgan Stanley in rendering its opinion. Conversant encourages you to read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to Conversant’s board of directors and addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of Conversant common stock pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion did not in any manner address the prices at which shares of Conversant common stock or Alliance Data common stock would trade at any time in the future, or any compensation or compensation agreements arising from (or relating to) the merger which benefit any officer, director or employee of Conversant, or any class of such persons. The opinion is addressed to the Conversant board of directors and does not constitute a recommendation to any stockholder of Conversant as to how to vote at the stockholders’ meeting to be held in connection with the transactions contemplated by the merger agreement, what elections to make with respect to the form of consideration to be received, or any other action with respect to the transactions contemplated by the merger agreement.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Conversant and Alliance Data, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Conversant and Alliance Data, respectively;

•	reviewed certain financial projections prepared by the managements of Conversant and Alliance Data, respectively;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of Conversant;

•	discussed the past and current operations and financial condition and the prospects of Conversant, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Conversant;

•	discussed the past and current operations and financial condition and the prospects of Alliance Data with senior executives of Alliance Data;

•	reviewed the pro forma impact of the merger on Alliance Data’s earnings per share and consolidated capitalization;

•	reviewed the reported prices and trading activity for Conversant common stock and Alliance Data common stock;

•	compared the financial performance of Conversant and Alliance Data and the prices and trading activity of Conversant common stock and Alliance Data common stock with that of certain other publicly-traded companies comparable with Conversant and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of Conversant and Alliance Data and their financial and legal advisors;

•	reviewed a draft of the merger agreement dated September 10, 2014, and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Conversant and Alliance Data, and formed a substantial basis for its opinion.

With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Conversant and Alliance Data of the future financial performance of Conversant and Alliance Data. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a reorganization, pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley assumed that the final form of the merger agreement would not differ in any respect material to its views set forth in the opinion from the draft of the merger agreement provided to Morgan Stanley on September 10, 2014. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Conversant and its advisors with respect to legal, tax, or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Conversant’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of Conversant common stock in the transaction. Morgan Stanley’s opinion did not address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Conversant or Alliance Data, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of September 10, 2014. Events occurring after September 10, 2014 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated September 10, 2014. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The various analyses summarized below were based on the closing price of $26.67 per share of Conversant common stock and of $245.64 per share of Alliance Data common stock as of September 9, 2014, the last full trading day prior to the meeting of Conversant’s board of directors to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

The consideration to be received for shares of Conversant common stock in the merger may, subject to elections by holders of such shares, constitute all cash, all shares of Alliance Data common stock or a mix of cash and shares of Alliance Data common stock. As discussed elsewhere in this Proxy Statement/prospectus, the mix of form of consideration available to holders of Conversant common stock is subject to proration and the value of such consideration is subject to adjustment. References in the description of the financial analyses performed by Morgan Stanley below to a consideration of $35.00 per share of Conversant common stock reflect the value to be received based on the volume weighted average price per share of the Alliance Data common stock for the fifteen trading day period ending on the second trading day preceding the date of closing of the merger and do not reflect any adjustment to the value of the consideration which may occur based upon the minimum and maximum cash amount limitations which may apply pursuant to the terms of the merger agreement.

Trading Range Analysis

Conversant—Trading Range Analysis

Morgan Stanley performed a trading range analysis with respect to the historical share prices of Conversant common stock. Morgan Stanley reviewed the range of closing prices of Conversant common stock for various periods ending on September 9, 2014. Morgan Stanley observed the following:

Period Ending September 9, 2014	Range of Closing Prices
Last 30 Days	$25.16 – 27.54
Last 90 Days	$23.37 – 27.54
Last 180 Days	$23.27 – 28.56
Last 52 Weeks	$19.00 – 28.56

Morgan Stanley observed that Conversant common stock closed at $26.67 on September 9, 2014 (the last full trading day prior to the meeting of Conversant’s board of directors to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby). Morgan Stanley noted that the consideration per share of Conversant common stock of $35.00 pursuant to the merger agreement reflected a 31% premium to the closing price per share of Conversant common stock on September 9, 2014 and a 34% premium to the average closing price per share of Conversant common stock for the 30 trading days prior to and including September 9, 2014.

Alliance Data—Trading Range Analysis

Morgan Stanley performed a trading range analysis with respect to the historical share prices of Alliance Data common stock. Morgan Stanley reviewed the range of closing prices of Alliance Data common stock for various periods ending on September 9, 2014. Morgan Stanley observed the following:

Period Ending September 9, 2014	Range of Closing Prices
Last 30 Days	$245.64 – 268.22
Last 90 Days	$245.64 – 284.89
Last 180 Days	$233.67 – 294.27
Last 52 Weeks	$202.92 – 294.27

Equity Research Analysts’ Future Price Targets

Morgan Stanley reviewed and analyzed future public market trading price targets for Conversant common stock and Alliance Data common stock prepared and published by equity research analysts prior to September 9, 2014 (the last full trading day prior to the meeting of Conversant’s board of directors to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby). These one year forward targets reflected each analyst’s estimate of the future public market trading price of Conversant common stock and Alliance Data common stock and were not discounted to reflect present values.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Conversant common stock or Alliance Data common stock, and these estimates are subject to uncertainties, including the future financial performance of Conversant and Alliance Data, and future financial market conditions.

Conversant—Equity Research Analysts’ Future Price Targets

The range of undiscounted analyst price targets for Conversant common stock was $22.00 to $28.00 per share as of September 9, 2014, and Morgan Stanley noted that the median undiscounted analyst price target was

$24.50 per share. The range of analyst price targets per share for Conversant common stock discounted for one year at a rate of 9.6% to reflect Conversant’s cost of equity was $20.08 to $25.55 per share as of September 9, 2014.

Alliance Data—Equity Research Analysts’ Future Price Targets

The range of undiscounted analyst price targets for Alliance Data common stock was $270.00 to $350.00 per share as of September 9, 2014, and Morgan Stanley noted that the median undiscounted analyst price target was $310.00 per share. The range of analyst price targets per share for Alliance Data common stock discounted for one year at a rate of 8.8% to reflect Alliance Data’s cost of equity was $248.23 to $321.79 per share as of September 9, 2014.

Public Trading Comparables Analysis

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded.

Conversant—Public Trading Comparables Analysis

Morgan Stanley compared certain financial estimates for Conversant with comparable publicly available consensus equity analyst research estimates for selected companies that share similar business characteristics such as those that provide internet or ad tech solutions and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics (Conversant refers to these companies as the Conversant comparable companies). These companies were the following:

•	AOL Inc.

•	Bankrate, Inc.

•	comScore, Inc.

•	Demand Media, Inc.

•	Groupon, Inc.

•	IAC/InterActiveCorp

•	Marchex, Inc.

•	Orbitz Worldwide, Inc.

•	QuinStreet, Inc.

•	Vistaprint N.V.

•	WebMD Health Corp.

•	Web.com Group, Inc.

For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value, which Morgan Stanley defined as fully diluted market capitalization plus total debt less cash and cash equivalents, to estimated EBITDA for calendar years 2014 and 2015, and analyzed price per share to estimated earnings per share for calendar year 2015, of each of the Conversant comparable companies for comparison purposes.

Based on its analysis of the relevant metrics for each of the Conversant comparable companies and upon the application of its professional judgment, Morgan Stanley selected representative ranges of aggregate value to EBITDA and price per share to earnings per share multiples and applied these ranges of multiples to the estimated EBITDA and earnings per share for Conversant. For purposes of this analysis and other analyses described below,

Morgan Stanley utilized two sources of estimated EBITDA for Conversant for calendar years 2014 and 2015 and earnings per share for calendar year 2015. Morgan Stanley utilized publicly available estimates of EBITDA and earnings per share prepared by equity research analysts, available as of September 9, 2014, which Conversant refers to as the Conversant street case. Morgan Stanley also utilized EBITDA and earnings per share estimates prepared by Conversant’s management over the same time period, which Conversant refers to as the Conversant management case, which are more fully described in “—Projected Financial Information of Conversant.”

Based on the outstanding shares of Conversant common stock on a fully diluted basis (including outstanding options and unvested restricted stock awards) as of August 29, 2014, Morgan Stanley calculated the estimated implied value per share of Conversant common stock as of September 9, 2014 as follows:

Calendar Year Financial Statistic	Comparable Company Multiple Range	Implied Value Per Share of Conversant Common Stock
Conversant Street Case
Aggregate Value to Estimated 2014 EBITDA	7.0x – 11.0x	$22.25 – $34.74
Aggregate Value to Estimated 2015 EBITDA	6.0x – 9.0x	$21.23 – $31.65
Price per Share to Estimated 2015 Earnings per Share	12.0x –18.0x	$24.12 – $36.18
Conversant Management Case
Aggregate Value to Estimated 2014 EBITDA	7.0x – 11.0x	$22.22 – $34.69
Aggregate Value to Estimated 2015 EBITDA	6.0x – 9.0x	$21.63 – $32.25
Price per Share to Estimated 2015 Earnings per Share	12.0x –18.0x	$24.99 – $37.48

Alliance Data—Public Trading Comparables Analysis

Morgan Stanley compared certain financial estimates for Alliance Data with comparable publicly available consensus equity analyst research estimates for selected companies that share similar business characteristics such as those that provide data-driven credit, marketing and loyalty solutions and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics (Conversant refers to these companies as the Alliance Data comparable companies). These companies were the following:

Private Label Comparables

•	Blackhawk Network Holdings, Inc.

•	FleetCor Technologies, Inc.

•	Heartland Payment Systems, Inc.

•	WEX Inc.

Epsilon Comparables

•	Acxiom Corporation

•	Equifax Inc.

•	Experian plc

•	Fair Isaac Corporation

•	Nielsen N.V.

•	Sapient Corporation

•	Verisk Analytics, Inc.

Loyalty Comparable

•	Aimia Inc.

For purposes of this analysis, Morgan Stanley analyzed the ratio of price per share to estimated earnings per share for calendar years 2014 and 2015 of each of the Alliance Data comparable companies for comparison purposes.

Based on its analysis of the relevant metrics for each of the Alliance Data comparable companies and upon the application of its professional judgment, Morgan Stanley selected representative ranges of price per share to earnings per share multiples and applied these ranges of multiples to the estimated earnings per share for Alliance Data. For purposes of this analysis and other analyses described below, Morgan Stanley utilized two sources of estimated earnings per share for Alliance Data for calendar years 2014 and 2015. Morgan Stanley utilized publicly available estimates of earnings per share prepared by equity research analysts, available as of September 9, 2014, which Conversant refers to as the Alliance Data street case. Morgan Stanley also utilized earnings per share estimates prepared by Alliance Data’s management over the same time period, which Conversant refers to as the Alliance Data management case.

Based on the outstanding shares of Alliance Data common stock on a fully diluted basis (including outstanding options, assumed conversion of convertible note warrants and unvested restricted stock units) as of July 30, 2014, Morgan Stanley calculated the estimated implied value per share of Alliance Data common stock as of September 9, 2014 as follows:

Calendar Year Financial Statistic	Comparable Company Multiple Range	Implied Value Per Share of Alliance Data Common Stock
Alliance Data Street Case
Price to Estimated 2014 Earnings per Share	19.0x – 24.0x	$236.17 – $298.32
Price to Estimated 2015 Earnings per Share	16.0x – 21.0x	$233.60 – $306.60
Alliance Data Management Case
Price to Estimated 2014 Earnings per Share	19.0x – 24.0x	$234.65 – $296.40
Price to Estimated 2015 Earnings per Share	16.0x – 21.0x	$224.00 – $294.00

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the estimated future value of a company’s common equity as a function of the company’s estimated future earnings per share and a potential range of price per share to earnings per share multiples. The resulting value is subsequently discounted to arrive at a present value for such company’s stock price.

Conversant—Discounted Equity Value Analysis

Morgan Stanley calculated a range of present equity values per share of Conversant common stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2017 earnings per share estimates which were derived by extrapolating from the 2016 calendar year earnings per share estimates set forth in the Conversant street case and Conversant management case. Morgan Stanley applied a range of price per share to earnings per share multiples, selected by application of Morgan Stanley’s professional judgment, to these estimates and applied a discount rate of 9.6%, which is the mid-point of the range of discount rates from 8.6% to 10.6% selected by Morgan Stanley, upon the application of its professional judgment, to reflect Conversant’s cost of equity.

The following table summarizes Morgan Stanley’s analysis of Conversant:

	Comparable Company Representative Multiple Range	Implied Present Value Per Share of Conversant Common Stock
Calendar Year 2017 Estimated Earnings per Share
Conversant Street Case	12.0x – 18.0x	$24.05 – $36.08
Conversant Management Case	12.0x – 18.0x	$24.95 – $37.42

Alliance Data—Discounted Equity Value Analysis

Morgan Stanley calculated a range of present equity values per share of Alliance Data common stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2017 earnings per share estimates which were derived by extrapolating from the 2016 calendar year earnings per share estimates set forth in the Alliance Data street case and extrapolating from the 2015 calendar year earnings per share estimates set forth in the Alliance Data management case. Morgan Stanley applied a range of price per share to earnings per share multiples, selected by application of Morgan Stanley’s professional judgment, to these estimates and applied a discount rate of 8.8%, which is the mid-point of the range of discount rates from 7.8% to 9.8% selected by Morgan Stanley, upon the application of its professional judgment, to reflect Alliance Data’s cost of equity.

The following table summarizes Morgan Stanley’s analysis of Alliance Data:

	Comparable Company Representative Multiple Range	Implied Present Value Per Share of Alliance Data Common Stock
Calendar Year 2017 Estimated Earnings per Share
Alliance Data Street Case	16.0x – 21.0x	$239.24 – $314.01
Alliance Data Management Case	16.0x – 21.0x	$218.78 – $287.14

Discounted Cash Flow Analysis

Morgan Stanley calculated a range of equity values per share for Conversant common stock and Alliance Data common stock based on a discounted cash flow analysis to value each company as a standalone entity. Morgan Stanley utilized estimates from the street case and management case for each respective company. For purposes of its discounted cash flow analysis, Morgan Stanley defined unlevered free cash flow as earnings before interest, taxes, depreciation and amortization, less (1) stock based compensation expense, (2) taxes and (3) capital expenditures, plus change in working capital.

Conversant—Discounted Cash Flow Analysis

For the analysis utilizing the Conversant street case, projections were based on publicly available estimates through 2016 prepared by equity research analysts, available as of September 9, 2014, and estimates for 2017 through 2024 were developed by an extrapolation of 2016 estimates to reach steady state margin and growth profile by 2024. With respect to the analysis utilizing the Conversant management case, projections through 2016 were based on management projections, and projections for 2017 through 2024 were developed by an extrapolation of 2016 estimates in the management projections based on 2016 growth and margin performance in the Conversant management cases to reach a steady state margin and growth profile by 2024. Morgan Stanley calculated the net present value of free cash flows for Conversant for the mid fourth quarter 2014 stub period through 2024 and calculated terminal values in the year 2024 based on a terminal perpetual growth rate ranging from 1.5% to 3.0%. Morgan Stanley selected these terminal perpetual growth rates based on the application of its professional judgment. These values were discounted to present values as of November 15, 2014 at a discount rate ranging from 8.4% to 10.3%, which range of discount rates were selected, upon the application of Morgan Stanley’s professional judgment, to reflect Conversant’s weighted average cost of capital.

The following table summarizes Morgan Stanley’s analysis of Conversant applying a 9.4% discount rate:

Implied Present Value Per Share of Conversant Common Stock
Conversant Street Case	$30.20 – $34.00
Conversant Management Case	$33.17 – $37.42

Alliance Data—Discounted Cash Flow Analysis

For the analysis utilizing the Alliance Data street case, projections were based on publicly available estimates through 2016 prepared by equity research analysts, available as of September 9, 2014, and estimates for 2017 through 2024 were developed by an extrapolation of 2016 estimates to reach steady state margin and growth profile by 2024. With respect to the analysis utilizing the Alliance Data management case, projections through 2015 were based on management projections, and projections for 2016 through 2024 were developed by an extrapolation of 2015 estimates in the management projections based on 2015 growth and margin performance in the management cases to reach a steady state margin and growth profile by 2024. Morgan Stanley calculated the net present value of free cash flows for Alliance Data for the mid fourth quarter 2014 stub period through 2024 and calculated terminal values in the year 2024 based on a terminal perpetual growth rate ranging from 1.5% to 3.0%. Morgan Stanley selected these terminal perpetual growth rates based on the application of its professional judgment. These values were discounted to present values as of November 15, 2014 at a discount rate ranging from 6.3% to 7.7%, which range of discount rates were selected, upon the application of Morgan Stanley’s professional judgment, to reflect Alliance Data’s weighted average cost of capital.

The following table summarizes Morgan Stanley’s analysis of Alliance Data applying a 7.0% discount rate:

Implied Present Value Per Share of Alliance Data Common Stock
Alliance Data Street Case	$271.08 – $364.60
Alliance Data Management Case	$252.28 – $341.62

Analysis of Precedent Transactions – Financial Multiples

Morgan Stanley performed a precedent financial multiples transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and financial multiples of selected transactions. Morgan Stanley selected such comparable transactions because they shared certain characteristics with the merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for internet sector transactions with a value of greater than $300 million occurring between January 1, 2007 and September 9, 2014.

For each transaction included in this analysis, Morgan Stanley noted the multiple of aggregate value of the transaction to last twelve months and next twelve months estimated EBITDA.

Based on its analysis of the relevant metrics and time frame for each of the selected transactions and upon the application of its professional judgment, Morgan Stanley selected representative ranges of implied financial multiples of the transactions and applied these ranges of premia to the relevant financial statistic for Conversant. For purposes of estimated next twelve months EBITDA, Morgan Stanley utilized estimates included in the street case. The following table summarizes Morgan Stanley’s analysis:

Precedent Transactions Financial Statistic	Representative Range	Implied Value Per Share of Conversant Common Stock
Conversant Street Case
Aggregate Value to Last Twelve Months EBITDA	8.0x – 13.0x	$25.79 – $41.67
Aggregate Value to Estimated Next Twelve Months EBITDA	7.0x – 12.0x	$23.24 – $39.56

Analysis of Precedent Transactions – Trading Premia

Morgan Stanley performed a precedent trading premia transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions. Morgan Stanley selected such comparable transactions because they shared certain characteristics with the merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for select technology sector transactions with a value of greater than $300 million occurring between January 1, 2011 and September 9, 2014.

For each transaction included in this analysis, Morgan Stanley noted the following financial statistics where available: (1) implied premium to the acquired company’s closing share price on the last trading day prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news); (2) implied premium to the acquired company’s 30 trading day average closing share price prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news); and (3) the implied premium to the acquired company’s 52 week high closing share price prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news).

Based on its analysis of the relevant metrics and time frame for each of the selected transactions and upon the application of its professional judgment, Morgan Stanley selected representative ranges of implied premia of the transactions and applied these ranges of premia to Conversant’s closing price of $26.67 per share of common stock on September 9, 2014. The following table summarizes Morgan Stanley’s analysis:

Precedent Transactions Financial Statistic	Representative Range	Implied Value Per Share of Conversant Common Stock
Premia
Premium to 1-Day Prior Closing Share Price	17.0% – 41.0%	$31.20 – $37.60
Premium to 30-Day Average Closing Share Price	24.0% – 41.0%	$32.32 – $36.75
Premium to 52-Week High Closing Share Price	(2.0%) – 15.0%	$27.99 – $32.84

No company or transaction utilized in the precedent transactions analysis is identical to Conversant or the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond Conversant’s control, such as the impact of competition on Conversant’s business or the industry generally, industry growth and the absence of any adverse material change in Conversant’s financial condition or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Leveraged Buyout Analysis

Morgan Stanley performed an illustrative leveraged buyout analysis to estimate the theoretical prices at which a financial sponsor might effect a leveraged buyout of Conversant. For purpose of this analysis, Morgan Stanley assumed a transaction date of December 31, 2014 and an illustrative multiple of debt to last-twelve-months EBITDA at the transaction date of from 5.5x to 6.5x. Morgan Stanley also assumed a subsequent exit transaction by the financial sponsor at December 31, 2019 with a valuation of the company realized by the financial sponsor in such subsequent exit transaction based on a 9.0x aggregate value to last-twelve-months EBITDA multiple and the company’s estimated total debt and cash as of December 31, 2014. Morgan Stanley utilized projections from the street case and management case for Conversant in performing its analysis. The implied acquisition price per share paid by the financial sponsor was based on a hypothetical target range of internal rates of return for the financial sponsor between December 31, 2014 and December 31, 2019 of 20.0%–25.0%. The following table summarizes Morgan Stanley’s analysis:

Implied Present Value Per Share of Conversant Common Stock
Conversant Street Case	$26.66 – $30.66
Conversant Management Case	$28.18 – $32.51

Relative Implied Exchange Ratio Analysis

Morgan Stanley also performed an implied exchange ratio analysis which reviewed implied exchange ratios based on certain analyses for Conversant and Alliance Data compared to an estimated “all-stock” exchange ratio. Such analyses included in this implied exchange ratio analysis include various average trading day closing price ranges, analyst price targets, discounted equity value analysis, discounted cash flow analysis and relative operating metrics. Valuation implied exchange ratios were calculated by estimated share prices for Conversant common stock and Alliance Data common stock based on the metrics and analyses below and dividing the applicable implied Conversant common stock price by the implied Alliance Data common stock price. Relative contribution implied exchange ratios were calculated as the relative contribution of estimated street operating metrics for Conversant and Alliance Data as if they were indicative of ownership percentages in the merged company.

The computations resulted in the following relative implied exchange ratios:

Valuation Implied Exchange Ratios	Low	High
Historical 30-Day Average Closing Share Price	0.088x	0.109x
Historical 60-Day Average Closing Share Price	0.087x	0.109x
Historical 90-Day Average Closing Share Price	0.087x	0.109x
Historical 180-Day Average Closing Share Price	0.079x	0.109x
Analyst Price Targets	0.063x	0.104x
Discounted Equity Value Analysis – Street Cases	0.077x	0.151x
Discounted Equity Value Analysis – Management Cases	0.087x	0.171x
Discounted Cash Flow Analysis – Street Cases	0.083x	0.125x
Discounted Cash Flow Analysis – Management Cases	0.097x	0.148x

Relative Contribution Implied Exchange Ratios	2014 Street Cases	2015 Street Cases
Revenue	0.106x	0.105x
EBITDA	0.122x	0.118x
Net Income	0.141x	0.138x

General

In connection with the review of the merger by Conversant’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Conversant or Alliance Data. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond Conversant’s control. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of shares of Conversant common stock pursuant to the merger agreement and in connection with the delivery of its opinion, dated September 10, 2014, to Conversant’s board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of Conversant common stock or Alliance Data common stock might actually trade.

The consideration to be received by the holders of shares of Conversant common stock pursuant to the merger agreement was determined through arm’s length negotiations between Conversant and Alliance Data and was approved by Conversant’s board of directors. Morgan Stanley provided advice to Conversant’s board of directors during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to Conversant or Conversant’s board of directors or that any specific consideration constituted the only appropriate consideration for the merger.

Morgan Stanley’s opinion and its presentation to Conversant’s board of directors was one of many factors taken into consideration by Conversant’s board of directors in deciding to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the opinion of Conversant’s board of directors with respect to the consideration pursuant to the merger agreement or of whether Conversant’s board of directors would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Conversant’s board of directors retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley’s trading, brokerage, investment management and financing activities, Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, or may trade or otherwise structure and effect transactions, for their own account or for the accounts of their customers, in the debt or equity securities or loans of Conversant and Alliance Data or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the merger agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided Conversant financial advisory services and a financial opinion, described in this section and attached to this proxy statement/prospectus as Annex F, in connection with the merger, and Conversant has agreed to pay Morgan Stanley a fee of approximately $27 million for its services, $22 million of which is contingent upon the closing of the transaction. Conversant has also agreed to reimburse Morgan Stanley for its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, Conversant has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to or arising out of Morgan Stanley’s engagement. In the two years prior to the date of its opinion rendered in connection with the merger, other than the services described in this proxy statement/prospectus, Morgan Stanley has not provided financial advisory services or financing services for Conversant or Alliance Data. Morgan Stanley may seek to provide such services to Conversant and Alliance Data in the future and would expect to receive fees for the rendering of these services.

Projected Financial Information of Conversant

Conversant does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, as described under the heading “Opinion of Financial Advisor to the Conversant Board of Directors,” Conversant provided to Morgan Stanley for use in connection with the rendering of its fairness opinion to the Conversant board and performing its related financial analysis, Conversant management’s internal non-public three-year financial forecasts regarding Conversant’s anticipated future operations, or the Projections. Conversant’s management also provided the portion of the Projections covering 2014 and 2015 to Alliance Data in connection with its due diligence review. Conversant has included below a summary of the Projections to give its stockholders access to certain non-public information because such information was considered by Morgan Stanley for purposes of rendering its opinion and, in the case of the Projections for 2014 and 2015, was also provided to Alliance Data. The summary of the Projections below is not being included in this proxy statement/prospectus to influence a Conversant stockholder’s decision whether to vote in favor of the merger.

The Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or generally accepted accounting principles. The Projections were prepared by, and are the responsibility of, Conversant’s management. PricewaterhouseCoopers, LLP, Conversant’s independent registered public accounting firm, has neither examined, compiled, nor performed any procedures with respect to, the Projections and accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. In addition, neither Alliance Data’s independent registered public accounting firm, nor any other independent auditors or accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The PricewaterhouseCoopers LLP report incorporated by reference in this joint proxy statement/prospectus relates to Conversant’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Conversant’s management. These variables and assumptions may therefore not prove to be accurate, or other factors could affect Conversant’s actual financial conditions or results of operations. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions in early periods have a compounding effect on the projections shown for the later periods. Thus, any failure of an assumption to be reflective of actual results in an early period would have a greater effect on the projected results failing to be reflective of actual events in later periods. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Conversant’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, Conversant’s ability to adapt its products, services and cost structure to changing macroeconomic conditions; maintain and increase its inventory of advertising space on publisher websites, ad exchanges and other sources; maintain and increase the number of advertisers that use its products and services; continue to expand the number of products and services it offers and the capacity of its systems; adapt to changes in digital advertisers’ marketing needs and policies, and the technologies used to generate digital advertisements; respond to challenges presented by the large and increasing number of competitors in the industry; respond to challenges presented by the continuing consolidation within its industry; adapt to changes in legislation, taxation or regulation regarding Internet usage, advertising and e-commerce; and adapt to changes in technology related to advertising filtering software; and other risks and uncertainties described in Conversant’s annual report on Form 10-K for the year ended December 31, 2013, subsequent quarterly reports on Form 10-Q, and current reports on Form 8-K. In addition, the Projections may be affected by Conversant’s ability to achieve strategic goals, objectives and targets over the applicable period. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from them. See the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this proxy statement/prospectus should not be regarded as an indication that Conversant or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither Conversant nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. Conversant does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither Conversant nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any Conversant stockholder or other person regarding the ultimate performance of Conversant compared to the information contained in the Projections or that the Projections will be achieved. Conversant has made no representation to Alliance Data in the Merger Agreement or otherwise, concerning the Projections. A joint press release by Alliance Data and Conversant announcing the merger stated that Conversant projections for 2015 are revenue of $670 million (+8 percent) and adjusted EBITDA of $230 million, or mid-30 percent adjusted EBITDA margins, and that organic revenue and adjusted EBITDA growth rates have trended in the high single-digits range in the past with similar expectations for the near term.

In light of the foregoing factors and the uncertainties inherent in the Projections, Conversant’s stockholders are cautioned not to place undue, if any, reliance on the Projections.

The following is a summary of the Projections:

Conversant Projected Financial Information (dollar amounts are in thousands; all amounts are approximate)

	Years ending December 31,
	2014	2015	2016
Total revenue	617,400	688,000	768,000
Operating income	198,600	226,500	256,000
Adjusted EBITDA(1)	211,429	240,000	269,000
Non-GAAP net income(2)	119,466	137,440	155,830

(1)	Adjusted EBITDA is defined as net income before interest and other expense (income), net, income tax expense, depreciation and amortization and stock based compensation expense.
(2)	Non-GAAP net income is defined as net income before the tax affected impact of amortization of intangible assets and stock based compensation expense.

Interests of Directors and Executive Officers of Conversant in the Merger

In considering the recommendations of the Conversant board of directors with respect to its approval of the merger agreement and its unanimous recommendation that Conversant stockholders vote FOR the approval of the Merger Proposal, Conversant stockholders should be aware that Conversant’s executive officers and directors have interests in the merger that are different from, or in addition to, those of Conversant stockholders generally. These interests relate to the treatment of equity-based compensation awards held by directors and executive officers of Conversant in the merger, provision of severance benefits, and the indemnification of Conversant’s directors and officers by Alliance Data.

Treatment of Conversant Stock Options and Other Equity Awards

At the effective time of the merger, each outstanding option of Conversant will be converted into an option to purchase, on the same terms and conditions as were applicable to such option immediately prior to the effective time of the merger, the number of shares of Alliance Data, rounded down to the nearest whole share, determined by multiplying the number of shares of Conversant common stock subject to such option by the Per Share Stock Election Consideration, at an exercise price per share of Alliance Data common stock, rounded up to the nearest whole cent, equal to the per-share exercise price for the shares of Conversant common stock otherwise purchasable pursuant to such option immediately prior to the effective time of the merger divided by the Per Share Stock Election Consideration.

The table below sets forth the outstanding options of each of Conversant’s directors and executive officers, along with the exercise price of such options. All outstanding options are vested and exercisable:

Name	Number of Outstanding Options (#)	Exercise Price of Outstanding Options ($)
John Giuliani	105,117	1.11
John Pitstick	11,925	10.80
John Pitstick	25,000	16.88
James R. Zarley	343,750	12.87
David S. Buzby	25,000	12.87
Jeffrey F. Rayport	37,500	12.87

At the effective time of the merger, each outstanding restricted stock award that is unvested immediately prior to the effective time of the merger (after giving effect to any vesting acceleration which occurs or would occur as a result of the closing of the merger) will be converted into a restricted stock award, on the same terms and conditions as were applicable to such restricted stock award immediately prior to the effective time of the merger, in respect of the number of shares of Alliance Data common stock, rounded down to the nearest whole share, determined by multiplying the number of shares of Conversant common stock subject to such restricted stock award by the Per Share Stock Election Consideration.

As described in the table below, certain grants of restricted stock awards to Messrs. Pitstick, Wolfert and Barlow are subject to accelerated vesting at the effective time of the merger. Additionally, all outstanding restricted stock awards held by Conversant’s directors immediately prior to the effective time of the merger will vest in full. Upon such accelerated vesting, the vested restricted stock units will be entitled to the same per share consideration described in “—Consideration to be Received in the Merger.”

The table below sets forth the unvested restricted stock awards of each of Conversant’s directors and executive officers, along with the number and value of such awards that will vest in full pursuant to the terms of such award as a result of the merger:

Name	Number of Shares of Restricted Stock (#)	Accelerated Shares of Restricted Stock (#)(2)(3)	Value of Accelerated Restricted Stock ($)(4)
John Giuliani(1)	297,500	0	0
John Pitstick	72,000	32,500	1,137,500
Peter Wolfert	70,000	32,500	1,137,500
Scott Barlow	62,500	28,750	1,006,250
James R. Zarley	43,073	43,073	1,507,555
David S. Buzby	19,573	19,573	685,055
James A. Crouthamel	19,573	19,573	685,055
James R. Peters	19,573	19,573	685,055
Jeffrey F. Rayport	19,573	19,573	685,055
Brian Smith	13,073	13,073	457,555

(1)	All grants of outstanding restricted stock awards held by Mr. Giuliani are subject to accelerated vesting in full upon a change in control. However, in connection with the merger, Mr. Giuliani entered into an agreement with Alliance Data to waive his right to acceleration, a copy of which agreement, as amended, is attached as Annex E to this proxy statement/prospectus. As such, Mr. Giuliani’s restricted stock awards will continue to vest over time in accordance with their existing terms (not taking any such acceleration into account) during any period in which he may be an employee of Alliance Data or any Alliance Data subsidiary immediately following the effective time of the merger. All unvested shares of Mr. Giuliani’s restricted stock will accelerate and vest in full immediately upon termination of his employment by Alliance Data or any Alliance Data subsidiary for any reason whatsoever or if he terminates his employment for good reason, as defined in the letter agreement.
(2)	All grants of outstanding restricted stock awards held by Messrs. Pitstick, Wolfert and Barlow that were granted prior to October 27, 2011 will vest in full at the effective time of the merger. All grants of outstanding restricted stock awards held by Messrs. Pitstick, Wolfert and Barlow that were granted after October 27, 2011 and through October 30, 2013 will experience accelerated vesting as to 50% of the shares outstanding under the restricted stock award, and the remaining 50% will vest upon the earlier of the first anniversary of the effective date of the merger and the original vesting date. Upon a termination without cause (defined below) or a constructive termination (defined below) any time following the effective date of the merger, 100% of all outstanding equity held by each individual will vest in full.
(3)	All grants of outstanding restricted stock awards held by the Conversant directors (Messrs. Zarley, Buzby, Crouthamel, Peters, Rayport and Smith) will vest in full immediately prior to the effective time of the merger.
(4)	Amount is equal to the product of the number of shares of accelerated restricted stock multiplied by $35.00, which is the value of the merger consideration per share of Conversant common stock within the collar as described in “—Consideration to be Received in the Merger.”

For additional information regarding compensation that will be received by Conversant’s named executive officers in connection with the merger, see “—Golden Parachute Compensation” below.

Earning of Annual Bonus Payment

On September 10, 2014, the board of directors of Conversant confirmed that annual bonuses of $250,000 for the fiscal year 2014 be deemed earned in full for each of Messrs. Pitstick, Barlow and Wolfert based on their performance to date, including in connection with Conversant’s sale of its Owned and Operated segment, Conversant’s acquisition of SET Media, the rebranding of Conversant in the United States and Europe and the merger. These annual bonuses are payable upon the earlier of the effective time of the merger or the ordinary date on which such bonuses would be paid, which would be February 15, 2015.

For additional information regarding compensation that will be received by Conversant’s named executive officers in connection with the merger, see “—Golden Parachute Compensation” below.

Severance under Existing Employment Agreements and Arrangements

Upon a termination without cause or a constructive termination following the effective date of the merger, Messrs. Pitstick, Wolfert and Barlow are each entitled to a lump sum payment equal to one year of base salary, and full acceleration of all outstanding equity awards. Upon a termination for any reason, whether or not a change in control occurs, Mr. Giuliani is entitled to payment of his COBRA payments for 18 months following termination.

A “constructive termination” is defined as a material reduction, without the individual’s written consent, in his then-current base salary or, for Messrs. Pitstick, Wolfert and Barlow, a relocation of his principal place of employment outside the contiguous 48 states of the United States of America. “Cause” is generally defined as the final conviction of a felony or a crime involving moral turpitude, the refusal to comply with reasonable directives of the board of directors of Conversant, negligence, recklessness, willful misconduct or failure to perform duties, misconduct materially negatively affecting Conversant’s reputation, or violation of Conversant’s policies.

For additional information regarding compensation that will be received by Conversant’s named executive officers in connection with the merger, see “—Golden Parachute Compensation” below.

Indemnification and Insurance

Under the merger agreement, from the effective time of the merger, Alliance Data and the surviving company in the merger must indemnify Conversant’s and its subsidiaries’ current and former directors and officers for all damages and other expenses relating to their status as a director or officer of Conversant (or any of its subsidiaries) whether asserted or claimed before or after the effective time of the merger, to the fullest extent permitted by law. Each such director or officer will be entitled to advancement of expenses, provided that any person seeking advancement of expenses provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such person is not entitled to indemnification under the merger agreement or otherwise.

The merger agreement provides that, for six years after the effective time of the merger, the surviving company will, and Alliance Data will cause the surviving company to, maintain the indemnification, advancement of expenses and exculpation rights existing in favor of present and former directors, officers or employees of Conversant and its subsidiaries as contained in Conversant’s current organizational documents (and Conversant’s subsidiary organizational documents) or indemnification agreements in effect on September 11, 2014.

The merger agreement also provides that the surviving company will, and Alliance Data will cause the surviving company to, maintain in effect for six years from the effective time of the merger directors’ and officers’ liability insurance on terms at least as favorable to these individuals as Conversant’s existing directors’ and officers’ liability insurance policies with respect to events occurring at or prior to the effective time of the merger, provided that the annual premium does not exceed 250% of the current annual premium paid by Conversant. Conversant may purchase its own “tail” policy under its existing directors’ and officers’ liability insurance policy prior to the effective time of the merger, provided that the annual premium does not exceed 250% of the current annual premium paid by Conversant.

Golden Parachute Compensation

The merger is considered a change in control under Conversant’s equity incentive programs.

The following table sets forth the estimated amounts of “golden parachute” compensation (for purposes of Item 402(t) of Regulation S-K) that each named executive officer of Conversant could receive in connection with the merger. These amounts assume, where applicable, that the named executive officer is entitled to the full amount of severance benefits for which he is eligible pursuant to the employment agreements, in the case of Messrs. Pitstick, Wolfert and Barlow, and the employment arrangement, in the case of Mr. Giuliani. Certain of the amounts payable may vary depending on the actual date on which the merger is completed and whether or not, and if so the circumstances under which, a named executive officer terminates employment. As a result, the actual amounts received by a named executive officer may differ in material respects from the amounts set forth below.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the closing of the merger. For purposes of calculating such amounts, we have assumed:

•	a price per share of Conversant common stock equal to $35.00, calculated as described above in “—Consideration to be Received in the Merger”;

•	October 1, 2014 as the closing date of the merger and thus, the date of the “change in control” as used below; and

•	a termination of each named executive officer’s employment under circumstances entitling the executive to severance immediately following the closing of the merger.

Name	Cash ($)(1)	Equity ($)		Tax Reimbursement ($)(4)	Other ($)		Total ($)
John Giuliani	0	10,412,500	(2)	0	22,600	(5)	10,435,100
John Pitstick	325,000	2,520,000	(3)	0	250,000	(6)	3,095,000
Peter Wolfert	325,000	2,450,000	(3)	0	250,000	(6)	3,025,000
Scott Barlow	325,000	2,187,500	(3)	0	250,000	(6)	2,762,500

(1)	Represents “double-trigger” cash severance payable to each respective individual. As described above, pursuant to each individual’s respective employment agreement, each of Messrs. Pitstick, Wolfert and Barlow are entitled to one year of base salary, payable in a lump sum upon a termination without cause or constructive termination following a change in control.
(2)	Represents the “double-trigger” value of Mr. Giuliani’s outstanding restricted stock awards. As described above, all grants of outstanding restricted stock awards held by Mr. Giuliani are subject to accelerated vesting in full upon a change in control. However, in connection with the merger, Mr. Giuliani entered into an agreement with Alliance Data to waive his right to acceleration, a copy of which agreement, as amended, is attached as Annex E to this proxy statement/prospectus. As such, Mr. Giuliani’s restricted stock awards shall continue to vest over time in accordance with their existing terms (not taking any such acceleration into account) during any period in which he may be an employee of Alliance Data or any Alliance Data subsidiary immediately following the effective time of the merger. All unvested shares of Mr. Giuliani’s restricted stock will accelerate and vest in full immediately upon termination of his employment by Alliance Data or any Alliance Data subsidiary for any reason following the effective time of the merger or if he terminates his employment for good reason, as defined in the letter agreement.
(3)

Represents the aggregate payments to be made in respect of unvested restricted stock awards upon closing of the merger, assuming a termination of each named executive officers’ employment under circumstances entitling the executive to accelerated vesting upon such termination. As described above, all grants of outstanding restricted stock awards held by Messrs. Pitstick, Wolfert and Barlow that were granted prior to October 27, 2011 will vest in full at the effective time of the merger. All grants of outstanding restricted stock awards held by Messrs. Pitstick, Wolfert and Barlow that were granted after October 27, 2011 and through October 30, 2013 will experience accelerated vesting as to 50% of the shares outstanding under the restricted stock award, and the remaining 50% will vest upon the earlier of the one year anniversary of the effective date of the merger, and the original vesting date. Upon a termination without cause or a constructive termination at any time following the effective date of the merger, 100% of all outstanding equity held by each individual will vest in full. Set forth below are the values of each individual’s restricted stock awards that would vest (i) in connection with the merger (the “single-trigger” amounts), and (ii) in connection with a termination without cause or a constructive termination any time following the effective date of the merger (the “double-trigger” amounts). For the avoidance of doubt, the portion of restricted stock awards granted between October 27, 2011 and October 30, 2013 that do not vest immediately upon the closing of the merger, and are subject to continued employment through the earlier of the restricted stock award’s original vesting date and the one year anniversary of the effective date of the merger, are considered “double-trigger” awards and included in such column below.

Name	“Single-Trigger” Restricted Stock Awards ($)	“Double-Trigger” Restricted Stock Awards ($)
John Pitstick	1,137,500	1,382,500
Peter Wolfert	1,137,500	1,312,500
Scott Barlow	1,006,250	1,181,250

(4)	Represents an estimate of the excise tax triggered under Section 4999 of the Code that the executives will be reimbursed for (i.e., “grossed-up”) in connection with their change in control payments. Based on the assumptions described in this table, it is estimated that no individual is expected to be subject to any excise tax under Section 4999 of the Code.
(5)	Represents the “double-trigger” value of COBRA benefits payable to Mr. Giuliani in connection with Mr. Giuliani’s termination of employment.
(6)	Represents the “single-trigger” value of the annual bonus that Conversant’s board of directors deemed earned on September 10, 2014 based on the performance of Messrs. Barlow, Pitstick and Wolfert prior to such date, including in connection with Conversant’s sale of its Owned and Operated segment, Conversant’s acquisition of SET Media, the rebranding of Conversant in the United States and Europe and the merger. This value is payable on the earlier of the effective time of the merger or the ordinary date on which such bonuses would be paid, which would be February 15, 2015.

Letter Agreement with John Giuliani

In connection with the execution of the merger agreement, Alliance Data entered into a letter agreement, dated September 11, 2014, as amended on October 29, 2014, with John Giuliani, Conversant’s President and Chief Executive Officer. A copy of the letter agreement is attached as Annex E to this proxy statement/prospectus.

Under the terms of the letter agreement, Mr. Giuliani agreed to waive the current terms of acceleration of vesting and lapsing of restrictions that would otherwise be applicable at the effective time of the merger to any outstanding and unvested shares of Conversant common stock issued pursuant to a Conversant restricted stock award and held by Mr. Giuliani as of the effective time of the merger. The waiver also applies to any shares of Alliance Data common stock that may be issued to Mr. Giuliani in exchange for such shares of restricted stock of Conversant in the merger. As a result, Mr. Giuliani’s unvested shares of restricted stock will not be accelerated in connection with the merger, and following the merger the shares of Alliance Data common stock issued in exchange for such shares of Conversant restricted stock at the effective time of the merger will continue to vest over time in accordance with the pre-merger terms (not taking acceleration into account) of the applicable award grant during any period in which Mr. Giuliani may be an employee of Alliance Data or any of its subsidiaries. All of Mr. Giuliani’s unvested shares of Alliance Data restricted stock issued in exchange for his unvested shares of Conversant restricted stock will accelerate and fully vest upon termination of his employment by Alliance Data or any of its subsidiaries for any reason, with or without cause, upon his death or disability, or upon his resignation for good reason, as defined in the letter agreement. Mr. Giuliani’s restricted stock will otherwise be treated the same as other Conversant restricted stock awards. See “—Treatment of Conversant Stock Options and Other Equity Awards.”

Pursuant to the terms of the letter agreement, Mr. Giuliani also agreed to either (i) accept the Base Consideration or (ii) make a Stock Election for some or all of his shares of Conversant common stock (other than any unvested shares of Conversant restricted stock issued pursuant to a Conversant restricted stock award and held by Mr. Giuliani as of the effective time of the merger).

The letter agreement will terminate if the merger is not effected or if the merger agreement is terminated in accordance with its terms.

Accounting Treatment

Each of Alliance Data and Conversant prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting with Alliance Data treated as the acquiror of Conversant for accounting purposes. This means that the assets, liabilities and commitments of Conversant, the accounting acquiree, are adjusted to their estimated fair value at the acquisition date. Under the acquisition method of accounting, definite-lived intangible assets are amortized over their remaining useful lives. Goodwill and other indefinite-lived intangible assets are tested for impairment at least annually.

Financial statements of Alliance Data issued after the merger will reflect only the operations of Conversant after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of Conversant.

All unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus were prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair value of Conversant’s assets and liabilities. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the fair value of the assets or increase in the fair value of the liabilities of Conversant as compared to the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus will have the effect of increasing the amount of the purchase price allocable to goodwill.

Regulatory Approvals Required for the Merger

Each of Conversant and Alliance Data must use reasonable efforts to take and do all reasonable things necessary to consummate and make effective the merger, including, among other things, the preparation and filing of all forms, registrations and notices required to be filed to consummate the merger, the satisfaction of all conditions to consummate the merger, taking all reasonable actions necessary to obtain any consent, authorization or approval or exemption by any third party, including any governmental entity required to be obtained in connection with the merger, defending and seeking to prevent the initiation of all actions, suits and other proceedings by or before any governmental entity challenging the merger agreement or the consummation of the transactions contemplated thereby and the execution and delivery of any reasonable additional instruments necessary to consummate the merger.

The merger is subject to certain antitrust laws. Alliance Data, Conversant and Mr. Giuliani have made filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, referred to as the HSR Act, with the United States Department of Justice, Antitrust Division, or the Antitrust Division, and the United States Federal Trade Commission, or the FTC. The initial waiting period is 30 days after the filing of the notification and report forms – this period may be shortened if the FTC grants early termination or extended if the reviewing agency issues a formal request for additional information and documentary material, referred to as a second request. If the reviewing agency issues a second request, the parties may not complete the merger until 30 days after both parties substantially comply with the second request, unless the waiting period is terminated earlier. Alliance Data and Conversant each filed pre-merger notifications with the U.S. antitrust authorities pursuant to the HSR Act and, in accordance with the merger agreement, requested “early termination” of the waiting period, which request for “early termination” was granted on September 24, 2014. On September 24, 2014, Alliance Data and

Mr. Giuliani each filed notifications pursuant to the HSR Act with respect to Mr. Giuliani’s receipt of Alliance Data common stock upon closing of the merger and requested “early termination” of the waiting period, which “early termination” was granted on October 3, 2014.

Alliance Data and Conversant are also required to file with the antitrust regulators in Germany. The companies submitted their notification to the Federal Cartel Office, or the FCO, in Germany on September 29, 2014. The FCO gave its authorization for the merger on October 15, 2014.

Alliance Data and Conversant have each agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the merger. In addition to requiring expiration of the HSR waiting period and its German counterpart, at any time before or after closing of the merger, the Antitrust Division, the FTC, or any state or foreign government could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the closing of the merger, to rescind the merger or to seek divestiture of particular assets held by the merging parties. Private parties also may seek to take legal action under the antitrust laws in certain circumstances. As in every transaction, a challenge to the merger on antitrust grounds may be made, and, if such a challenge is made, it is possible that Alliance Data and Conversant will not prevail.

Treatment of Conversant Stock Options and Other Equity Awards

Pursuant to the merger agreement, each Conversant stock option that is outstanding and unexercised immediately prior to the effective time of the merger will be converted into an option to acquire a number of shares of Alliance Data common stock, rounded down to the nearest whole share, determined by multiplying the number of shares underlying the existing Conversant stock options by the Per Share Stock Election Consideration, at an exercise price per share of Alliance Data common stock, rounded up to the nearest whole cent, equal to the per-share exercise price for the Conversant stock option immediately prior to the effective time of the merger divided by the Per Share Stock Election Consideration.

At the effective time of the merger, each outstanding Conversant restricted stock award that is not vested by its terms upon or before the closing of the merger will, pursuant to the merger agreement, be converted into a restricted stock award with respect to whole shares of Alliance Data common stock, with the number of shares of Alliance Data common stock subject to each such converted restricted stock award, rounded down to the nearest whole share, determined by multiplying the number of shares of Conversant common stock subject to the existing restricted stock award by the Per Share Stock Election Consideration. Each Conversant restricted stock award that is vested by its terms upon or before the closing of the merger will, at the effective time of the merger, entitle the holder thereof to the merger consideration. However, in connection with the merger, Conversant’s President and Chief Executive Officer John Giuliani entered into an agreement with Alliance Data to, among other things, waive his right to acceleration of his outstanding unvested restricted stock awards. Additional information regarding this agreement and Mr. Giuliani’s restricted stock awards is included under the headings “—Interests of Directors and Executive Officers of Conversant in the Merger—Treatment of Conversant Stock Options and Other Equity Awards,” and “—Letter Agreement with John Giuliani.”

Each converted stock option or restricted stock award will be issued in respect of Alliance Data common stock under the Alliance Data 2010 Omnibus Incentive Plan, subject to the same terms and conditions as the related Conversant stock option or restricted stock award as in effect immediately prior to the effective time of the merger (taking into account the adjustments to the number of shares and exercise price). Each Conversant stock incentive plan will be terminated by the board of directors of Conversant prior to the effective time of the merger.

Appraisal Rights

Delaware law entitles the holders of shares of Conversant common stock, who do not vote in favor of adopting the merger agreement and who follow the procedures specified in Section 262 of the DGCL, to have their shares appraised by the Delaware Court of Chancery, or the Chancery Court, and to receive the “fair value” of such shares as of closing of the merger in place of the merger consideration, as determined by the Chancery Court. Notwithstanding the foregoing, the holders of shares of Conversant common stock that choose to make an election with respect to the form of merger consideration they wish to receive will be deemed to waive their rights of appraisal.

In order to preserve the ability to exercise such rights, a holder must demand and perfect appraisal rights in accordance with Section 262.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed in order to perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, the full text of which appears in Annex C to this proxy statement/prospectus.

Section 262 requires that stockholders be notified that appraisal rights will be available not less than 20 days before the meeting of stockholders to vote on the adoption of the merger agreement. A copy of Section 262 must be included with such notice. This document constitutes Conversant’s notice to the holders of shares of Conversant common stock of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262. If you are a Conversant stockholder and wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex C to this document since failure to timely and properly comply with the requirements of Section 262 will result in the loss of your appraisal rights under Delaware law.

Any Conversant stockholder wishing to exercise the right to demand appraisal under Section 262 must satisfy the following conditions, among other technical requirements contained in Section 262:

•	deliver to Conversant a written demand for appraisal of your shares of Conversant common stock before the vote with respect to the Merger Proposal is taken;

•	not vote in favor of the Merger Proposal. A proxy that does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the Merger Proposal. Therefore, a Conversant stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the Merger Proposal or abstain from voting on the Merger Proposal. However, voting against, abstaining from voting on or failing to vote on the Merger Proposal will not constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be made in addition to and separate from any proxy you deliver or vote you cast in person; and

•	continuously hold your shares of Conversant common stock through the closing of the merger.

If you fail to comply with these conditions, among other technical requirements contained in Section 262, and the merger is completed, you will be entitled to receive the Base Consideration for your shares of Conversant common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of Conversant common stock.

In addition, if you wish to exercise appraisal rights you should not make a Cash Election or Stock Election or make an election to receive the Base Consideration. The form of election contains a waiver of appraisal rights and making any election will, unless revoked prior to the election deadline, constitute a waiver of appraisal rights.

All demands for appraisal should be addressed to the Secretary of Conversant at 30699 Russell Ranch Road Suite 250, Westlake Village, CA 91362 before the vote on the Merger Proposal is taken at the special meeting of

Conversant stockholders or any adjournment or postponement thereof, and must be executed by, or on behalf of, the record holder of the shares for which appraisal rights are being exercised. The demand must reasonably inform Conversant of the identity of the holder and the intention of the holder to demand appraisal of his, her or its shares of Conversant common stock.

If your shares of Conversant common stock are held of record through a broker, bank, nominee or other third party and you wish to demand appraisal rights, you must act promptly to instruct the applicable broker, bank nominee or other third party to follow the steps summarized in this section. If your shares of Conversant common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in that capacity. If your shares of Conversant common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Conversant common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of Conversant common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Conversant common stock as to which appraisal is sought. Where no number of shares of Conversant common stock is expressly mentioned, the demand will be presumed to cover all shares of Conversant common stock held in the name of the record owner.

Within ten days after the effective date of the merger, Conversant must give written notice that the merger has become effective to each Conversant stockholder who has properly filed a written demand for appraisal and who has not voted in favor of the merger or otherwise waived appraisal rights (including by submitting and not revoking a form of election prior to the election deadline). At any time within 60 days after the effective date, any holder who has demanded an appraisal has the right to withdraw the demand and to accept the merger consideration in accordance with the merger agreement for his, her or its shares of Conversant common stock. Within 120 days after the effective date of the merger, either Alliance Data or any holder who has complied with the requirements of Section 262 may file a petition with the Chancery Court demanding a determination of the fair value of the shares held by all holders entitled to appraisal. Alliance Data has no obligation to file such a petition in the event there are dissenting stockholders. Accordingly, the failure of a Conversant stockholder to file such a petition within the period specified could nullify the Conversant stockholder’s previously written demand for appraisal. In addition, within 120 calendar days after the effective time of the merger, any stockholder who properly complied with the requirements of Section 262 will be entitled to receive from Alliance Data, upon written request, a statement setting forth the aggregate number of shares of Conversant common stock not voted or consented in favor of the Merger Proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. A person who is the beneficial owner of shares of Conversant common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file such a petition or request the statement described in the preceding sentence.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to Alliance Data, Alliance Data will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Chancery Court with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares. After notice to dissenting Conversant stockholders, the Chancery Court is empowered to conduct a hearing upon the petition, and to determine those Conversant stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Chancery Court may require the Conversant stockholders who have demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any Conversant stockholder fails to comply with that direction, the Chancery Court may dismiss the proceedings as to that Conversant stockholder.

After determination of the Conversant stockholders entitled to appraisal of their shares, the Chancery Court will appraise the shares of Conversant common stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger. Unless the Chancery Court in its discretion determines otherwise for good cause shown, interest from the effective time of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5.0% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment. When the value is determined, the Chancery Court will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Chancery Court so determines, to the holders entitled to receive the same, upon surrender by such holders of the certificates representing those shares of Conversant common stock.

In determining fair value, the Chancery Court is required to take into account all relevant factors. You should be aware that an investment banking opinion as to the fairness from a financial point of view of the consideration to be received in a transaction such as the merger is not an opinion as to fair value under Section 262. Although Conversant believes that the per share merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Chancery Court and stockholders should recognize that such an appraisal could result in determination of a value higher or lower than, or the same as, the per share merger consideration. Moreover, we do not anticipate offering more than the per share merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Conversant common stock is less than the per share merger consideration.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation of the merger. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible as proof as of the date of the Merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Costs of the appraisal proceeding may be imposed upon the parties participating in the appraisal proceeding by the Chancery Court as the Chancery Court deems equitable in the circumstances. Upon the application of a Conversant stockholder, the Chancery Court may order all or a portion of the expenses incurred by any Conversant stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any Conversant stockholder who has demanded appraisal rights will not, after the effective date of the merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective date of the merger.

At any time within 60 days after the effective date of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw his, her or its demand for appraisal and to accept the terms offered in the merger agreement. After this period, a stockholder may withdraw his, her or its demand for appraisal and receive payment for his, her or its shares as provided in the merger agreement only with Alliance Data’s written consent. No appraisal proceeding in the Chancery Court will be dismissed as to any stockholder without the approval of the Chancery Court, and such approval may be conditioned upon such terms as the Chancery Court deems just. If Alliance Data does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Chancery Court does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be more or less than, or equal to, the consideration being offered pursuant to the merger agreement. If no petition for appraisal is filed with the court within 120 days after the effective time of the merger, stockholders’ rights to appraisal (if available) will cease. Inasmuch as Alliance Data has no obligation to file such a petition, any stockholder who desires a petition to be filed is advised to file it on a timely basis.

In view of the complexity of Section 262, holders of shares of Conversant common stock who may wish to dissent from the merger and pursue appraisal rights should promptly consult their legal advisors.

New York Stock Exchange Listing of Alliance Data Common Stock; Delisting and Deregistration of Conversant Common Stock

Prior to the closing of the merger, Alliance Data has agreed to use its reasonable best efforts to cause the shares of Alliance Data common stock to be issued in the merger to be approved for listing on the NYSE. This approval is a condition to both Conversant’s and Alliance Data’s obligation to complete the merger. If the merger is completed, Conversant common stock will cease to be listed on The NASDAQ Global Select Market, and its shares will be deregistered under the Exchange Act.

Litigation Related to the Merger

On September 12, 2014, a putative stockholder class action complaint, captioned Palkon v. Conversant, Inc., et al., No. 56-2014-00457860-CU-BT-VTA (Superior Court, Ventura County), was filed against Conversant, Conversant’s directors, Alliance Data and the Merger Subsidiary in the Superior Court of the State of California in Ventura County. On October 7, 2014, the plaintiff in the Palkon action filed a request for voluntary dismissal. The court issued an order granting the request and dismissing the action on October 21, 2014. Additionally, on September 16, 2014, a second putative stockholder class action complaint, captioned Leinoff v. Conversant, Inc., et al., No. BC-557818 (Superior Court, Los Angeles County), was filed against Conversant, Conversant’s directors, Alliance Data and the Merger Subsidiary in the Superior Court of the State of California in Los Angeles County. An amended complaint was filed in Leinoff on October 21, 2014. On September 19, 2014, a third putative stockholder class action complaint, captioned Blaze v. Conversant, Inc., et al., No. BC-558100 (Superior Court, Los Angeles County), was filed against Conversant, Conversant’s directors, Alliance Data and the Merger Subsidiary, also in the Superior Court of the State of California in Los Angeles County. The plaintiff in the Los Angeles County Blaze action filed a request for voluntary dismissal on October 17, 2014. On September 26, 2014, a fourth putative class action stockholder complaint, captioned Feliciano v. Buzby, et al., C.A. No. 10174-VCN (Chancery Court, Delaware) was filed against Conversant, Conversant’s directors, Alliance Data and the Merger Subsidiary in the Court of Chancery of the State of Delaware. An amended complaint was filed in Feliciano on October 9, 2014. On September 30, 2014, a fifth putative stockholder class action complaint, captioned Naclerio v. Conversant, Inc., et al., No. BC559187 (Superior Court, Los Angeles County) was filed against Conversant, Conversant’s directors, Alliance Data, and the Merger Subsidiary, also in the Superior Court of the State of California in Los Angeles County. On October 3, 2014, a sixth putative stockholder class action complaint, captioned Hoffman v. Conversant, Inc., et al., No. BC559660 (Superior Court, Los Angeles County) was filed against Conversant, Conversant’s directors, Alliance Data, and the Merger Subsidiary, also in the Superior Court of the State of California in Los Angeles County. On October 17, 2014, a seventh putative stockholder class action complaint, captioned Joyce v. Conversant, Inc., et al., C.A. No. 10254-VCN (Chancery Court, Delaware), was filed against Conversant, Conversant’s directors, Alliance Data, and the

Merger Subsidiary in the Court of Chancery of the State of Delaware. On October 22, 2014, the plaintiff in Joyce filed a motion to expedite proceedings, including expediting discovery. On October 17, 2014, an eighth putative stockholder class action complaint, captioned Blaze v. Conversant, Inc. et al., C.A. No. 10253-VCN (Chancery Court, Delaware), was filed against Conversant, Conversant’s directors, Alliance Data, and the Merger Subsidiary, also in the Court of Chancery of the State of Delaware. On October 30, 2014, an order was entered consolidating the Delaware actions into a consolidated action captioned In re Conversant, Inc. Stockholder Litigation, C.A. No. 10174-VCN (Chancery Court, Delaware), and appointing Plaintiffs’ co-lead counsel and liaison counsel for the consolidated action.

Each lawsuit alleges that members of the Conversant board of directors breached their fiduciary duties in connection with the proposed sale of Conversant to Alliance Data. Each complaint also alleges that Conversant, Alliance Data and the Merger Subsidiary aided and abetted the alleged breach of fiduciary duty. The Delaware complaints and the amended complaint in Leinoff also include claims regarding alleged misrepresentations and omissions made in the Conversant’s preliminary proxy statement. The complaints seek, among other things, injunctive relief and other equitable relief, in addition to unspecified fees and costs. Conversant, Conversant’s directors, Alliance Data and the Merger Subsidiary believe these lawsuits are without merit and intend to defend against each of them vigorously.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the merger applicable to a holder of shares of Conversant common stock. This discussion is based upon the Code, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. holders (as defined below) that hold their shares of Conversant common stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular Conversant stockholder or to Conversant stockholders that are subject to special treatment under U.S. federal income tax laws, such as:

•	stockholders that are not U.S. holders;

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who own more than 5% of the outstanding stock of Conversant;

•	persons who hold Conversant common stock as part of a straddle, hedge, constructive sale or conversion transaction; and

•	U.S. holders who acquired their shares of Conversant common stock through the exercise of an employee stock option or otherwise as compensation.

If an entity treated as a partnership for U.S. federal income tax purposes holds Conversant common stock, the tax treatment of a person treated as a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of entities treated as partnerships for U.S. federal income tax purposes holding shares of Conversant common stock should consult their tax advisors as to the tax consequences of the merger to them.

This discussion does not address the tax consequences of the merger under state, local, foreign or other tax laws or the alternative minimum tax provisions of the Code.

Conversant stockholders are urged to consult with their own tax advisors as to the income and other tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

For purposes of this section, the term “U.S. holder” means a beneficial owner of Conversant common stock that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Tax Treatment of the Merger

The federal income tax consequences of the merger will differ depending on whether the forward merger or reverse merger structure is used. If the forward merger structure is used, Alliance Data and Conversant intend the merger to be treated as a reorganization within the meaning of Section 368(a) of the Code. However, neither Alliance Data nor Conversant intends to request any ruling from the IRS or opinions of counsel as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. The merger agreement contains a “Reverse Merger Condition” that, if satisfied, requires that, in lieu of Conversant merging into a newly formed subsidiary of Alliance Data with that new subsidiary surviving the merger, Alliance Data will form a new subsidiary corporation that would merge with and into Conversant, with Conversant as the entity surviving in the merger. If the reverse merger structure is used, the merger will not be treated as a reorganization under Section 368(a) of the Code and instead will be treated as a sale of Conversant stock in a fully taxable transaction as described below under the heading “—Tax Consequences of the Reverse Merger Structure.” We will not know until the closing of the acquisition whether the forward merger structure or the reverse merger structure will be used. As a result, Conversant stockholders will not know the tax consequences to them of the merger at the time they vote on it. The purpose of using the reverse merger structure is to avoid the substantial corporate level tax that would result if the merger were to be structured as a forward merger and were to fail to satisfy the requirements for a tax-free reorganization under Section 368(a) of the Internal Revenue Code.

For the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, the holders of the Conversant common stock must receive a sufficient amount of the Alliance Data common stock to meet the “continuity of interest” requirement for such reorganizations. The continuity of interest requirement generally would be met if the fair market value of the Alliance Data common stock received in the merger represented 40% or more of the total merger consideration. Whether this requirement is satisfied depends on certain variables, including the mix of cash and Alliance Data common stock to be received in the merger and the value of Alliance Data common stock. Because of these variables, there can be no assurances that the 40% threshold will be met. The merger agreement contains a mechanism to determine whether or not the 40% threshold is met. Under the merger agreement, if on the trading date immediately before the closing date, the aggregate value of all Alliance Data common stock to be received by all Conversant stockholders as a group in the merger would be less than 40% of the aggregate value of all consideration to be received by all Conversant stockholders as a group in, or in connection with, the merger (i.e., cash plus Alliance Data common stock), the 40% threshold will not be met and the reverse merger structure will be used. Otherwise, the forward merger structure will be used.

Tax Consequences of the Forward Merger Structure

The following discussion summarizes the material U.S. federal income tax consequences of the merger to U.S. holders of Conversant stock, assuming the forward merger structure is used and the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. If the merger qualifies as a reorganization, the federal income tax consequences of the merger to a Conversant stockholder will depend on whether the stockholder receives solely Alliance Data common stock, solely cash, or a combination of cash and Alliance Data common stock in the Merger. However, neither Alliance Data nor Conversant intends to request any ruling from the IRS or opinions of counsel as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

Exchange of Conversant Common Stock Solely for Cash

A U.S. holder of Conversant common stock that exchanges its Conversant common stock solely for cash will be required to recognize gain, and should be permitted to recognize loss, equal to the difference between the amount of cash received pursuant to the merger and the holder’s adjusted tax basis in the shares of Conversant common stock surrendered. The amount and character of gain or loss will be computed separately for each block of Conversant common stock ( i.e., shares acquired at different times and at different prices). Any recognized gain or loss will generally be capital gain or loss and any such capital gain or loss will be long term if, as of the date of sale or exchange, such stockholder has held the shares of Conversant common stock for more than one year or will be short term if, as of such date, such stockholder has held the shares of Contour common stock for one year or less.

Exchange of Conversant Stock Solely for Alliance Data Common Stock

A U.S. holder of Conversant common stock that exchanges its Conversant common stock solely for shares of Alliance Data common stock pursuant to the Merger will not recognize gain or loss for United States federal income tax purposes, except with respect to cash, if any, they receive in lieu of a fractional share of Alliance Data common stock. Each holder’s aggregate tax basis in the Alliance Data common stock received in the Merger will be the same as his or her aggregate tax basis in the Conversant common stock surrendered in the transaction, decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received. The holding period of the Alliance Data common stock received in the Merger by a holder of Conversant common stock will include the holding period of Conversant common stock that he or she surrendered. If a Conversant stockholder has differing tax bases and/or holding periods in respect of the stockholder’s shares of Conversant common stock, the stockholder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the particular shares of Alliance Data common stock that the stockholder receives.

Exchange of Conversant Common Stock for Alliance Data Common Stock and Cash

A U.S. holder of Conversant common stock that exchanges its Conversant common stock for a combination of Alliance Data common stock and cash (other than cash received in lieu of a fractional share) pursuant to the merger will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the holder’s gain realized (i.e., the excess, if any, of the sum of the amount of cash and the fair market value, as of the effective time of the merger, of the Alliance Data common stock received over the holder’s adjusted tax basis in the shares of Conversant common stock surrendered) and (ii) the amount of cash received pursuant to the merger (other than cash received in lieu of a fractional share). A U.S. holder must calculate the amount of gain or loss realized and recognized separately for each block of shares (i.e., shares acquired at different times and at different prices) of Conversant common stock surrendered, and a Conversant stockholder cannot offset a loss realized on one block of such shares against a gain recognized on another block of such shares. Any recognized gain will generally be long-term capital gain if the U.S. holder’s holding period for the Conversant common stock surrendered exceeds one year at the effective time of the merger. However, there are certain circumstances in which all or part of the gain recognized by a U.S. holder will be treated as a dividend rather than as capital gain. In general, gain recognized will be treated as a dividend instead of capital gain if the receipt of the cash has the effect of the distribution of a dividend for U.S. federal income tax purposes under Sections 302 and 356 of the Code. Because these rules are complex and the possibility of dividend treatment depends primarily upon a U.S. holder’s particular circumstances, U.S. holders should consult their own tax advisors regarding the potential tax consequences of the merger to them.

A U.S. holder’s aggregate tax basis in the Alliance Data common stock received in the merger, excluding the basis allocable to any fractional share of Alliance Data common stock for which cash is received, will be equal to the U.S. holder’s aggregate tax basis in the Conversant common stock surrendered in the merger, decreased by the amount of any cash received (excluding any cash received in lieu of a fractional share of Alliance Data common stock) and increased by the amount of gain, if any, recognized or any amount treated as a dividend as discussed above (but excluding any gain resulting from the deemed receipt and redemption of fractional shares, as discussed below). Cash received and gain realized in connection with the receipt of cash in lieu of a fractional share of common stock are not taken into account in making the computations of gain realized or recognized and basis in the shares received. Rather, such cash and gain are treated as described below. A U.S. holder’s holding period for the shares of Alliance Data common stock received in the merger will include the holding period for the block of Conversant common stock surrendered in exchange therefor. If a Conversant stockholder has differing tax bases and/or holding periods in respect of the stockholder’s shares of Conversant common stock, the stockholder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the particular shares of Alliance Date common stock that the stockholder receives.

Cash Received in Lieu of Fractional Shares

A U.S. holder that receives cash in lieu of a fractional share of Alliance Data common stock in the merger will generally be treated as having received the fractional share and then as having received the cash in redemption of the fractional share. A U.S. holder generally will recognize gain or loss measured by the difference between the amount of cash received and the portion of the basis of the shares of Conversant common stock allocable to such fractional share. Such gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period for the Conversant common stock surrendered exceeds one year at the effective time of the merger.

Tax Consequences of the Reverse Merger Structure

If the reverse merger structure is used, the merger will not qualify as a reorganization within the meaning of Section 368(a) of the Code. In that case, holders of Conversant common stock whose shares are exchanged in the merger for merger consideration will generally recognize gain or loss in an amount equal to the difference between (i) the fair market value, as of the effective time of the merger, of Alliance Data common stock received plus any cash received and (ii) the holder’s adjusted tax basis in the shares of Conversant common stock surrendered. Such gain or loss generally will be determined separately with respect to each block of Conversant shares surrendered in the merger, and generally will be long-term capital gain or loss if the holder’s holding period for the Conversant common stock surrendered exceeds one year at the effective time of the merger.

3.8% Medicare Tax on Net Investment Income

U.S. holders that are individuals, estates, and certain trusts may be subject to an additional 3.8% tax on all or a portion of their “net investment income” if their modified adjusted gross income exceeds certain thresholds (which, in the case of individuals, will be between $125,000 and $250,000, depending on the individual’s circumstances). The taxable gain or dividend income realized by a U.S. holder as a result of the merger may be included in such U.S. holder’s “net investment income” subject to the 3.8% tax. Conversant stockholders should consult their own tax advisors with respect to the applicability of this additional 3.8% tax on any gain resulting from the merger.

Backup Withholding

Certain holders of Conversant common stock may be subject to information reporting and backup withholding with respect to amounts received as a result of the merger. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and certifies that such U.S. holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form or is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or a substantially similar form, the holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. holder’s federal income tax liability, provided that the U.S. holder timely furnishes the required information to the IRS.

Reporting Requirements

If the forward merger structure is used and the merger is treated as a reorganization, a U.S. holder who receives Alliance Data common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder who is a “significant holder” that receives Alliance Data common stock will be required to file a statement with such holder’s U.S. federal income tax return setting forth such holder’s basis in the Conversant common stock and the fair market value of the Alliance Data common stock received in the merger. A “significant holder” is a U.S. holder, who, immediately before the merger, owned at least 5% of the outstanding stock of Conversant.

Exercise of Appraisal Rights

The above discussion does not apply to Conversant stockholders who exercise appraisal rights with respect to the merger. A Conversant stockholder who exercises appraisal rights with respect to the merger and receives cash in exchange for such holder’s shares of Conversant common stock generally will recognize gain or loss equal to the difference between (i) the amount of cash received in exchange for the shares and (ii) the holder’s adjusted tax basis in the shares exchanged therefor. Such gain or loss will generally be long-term capital gain or loss if the holder’s holding period for the Conversant common stock surrendered exceeds one year at the effective time of the merger. Interest, if any, awarded in an appraisal proceeding by a court would be included in such holder’s income as ordinary income for U.S. federal income tax purposes. Conversant stockholders who exercise appraisal rights with respect to the merger should consult their own tax advisors to determine the tax consequences of the merger in their particular circumstances.

The above discussion is intended to provide only a summary of the material U.S. federal income tax consequences of the merger to Conversant stockholders who are U.S. holders. It is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger. It does not address certain categories of holders of shares of Conversant common stock, and it does not address state, local, foreign or non-income tax consequences. In addition, it does not address tax consequences that may vary with, or are contingent upon, individual circumstances. All Conversant stockholders are strongly urged to consult their own tax advisors to determine the specific U.S. federal, state, local or foreign income and other tax consequences resulting from the merger in light of their particular circumstances.

THE MERGER AGREEMENT

The following discussion summarizes material provisions of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement. We urge you to read the merger agreement carefully in its entirety, as well as this proxy statement/prospectus, before making any decisions regarding the merger.

The representations and warranties described below and included in the merger agreement were made by Alliance Data and Conversant to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by Alliance Data and Conversant in connection with negotiating the terms of the merger agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, or may have been used for the purpose of allocating risk between Alliance Data and Conversant rather than establishing matters as facts. The merger agreement is described in this proxy statement/prospectus and included as Annex A only to provide you with information regarding the terms and conditions of the merger agreement, and not to provide any other factual information regarding Alliance Data, Conversant or their respective businesses. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Alliance Data or Conversant, and you should read the information provided elsewhere in this proxy statement/prospectus and in the documents that we incorporate by reference into this proxy statement/prospectus for information regarding Alliance Data and Conversant and their respective businesses. See “Where You Can Find More Information.”

The Merger

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Conversant will merge with and into the Merger Subsidiary, with the Merger Subsidiary surviving the merger as a wholly-owned subsidiary of Alliance Data. We expect that, on a fully-diluted basis, the existing stockholders of Alliance Data and the former stockholders of Conversant will own approximately 93% and 7%, respectively, of the outstanding Alliance Data common stock following the merger.

The merger agreement contains a “Reverse Merger Condition” that requires that the form of the merger be revised and that Alliance Data form a new subsidiary corporation that would merge with and into Conversant, which would be the surviving entity in the merger. The Reverse Merger Condition would apply if on the trading date immediately before the Closing date, the aggregate value of all Alliance Data common stock to be received by all Conversant stockholders as a group in the merger would be less than 40% of the aggregate value of all consideration to be received by all Conversant stockholders as a group in the merger (i.e., cash plus Alliance Data common stock. See “Material U.S. Federal Income Tax Consequences.”

Closing and Effective Time of the Merger

The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be agreed upon by Alliance Data and Conversant and specified in the certificate of merger. The filing of the certificate of merger will occur as soon as practicable after the conditions to closing of the merger have been satisfied or waived and the merger’s closing has taken place.

Manager and Officer Designations

Under the merger agreement, the managers of the Merger Subsidiary immediately prior to the effective time of the merger will be designated as the managers of the surviving company, and unless otherwise determined by

Alliance Data prior to the effective time of the merger, the officers of the Merger Subsidiary immediately prior to the effective time of the merger will be designated as the initial officers of the surviving company and will hold office until their respective successors are elected and qualified, or until their earlier death, resignation or removal.

Consideration to be Received in the Merger

In the proposed merger, Conversant stockholders will receive for each share of Conversant common stock the combination, which we refer to as the Base Consideration, of (x) 0.07037 of a share, which we refer to as the Fixed Exchange Ratio, of Alliance Data common stock and (y) an amount in cash equal to $35.00 minus the product of the volume weighted average price per share of Alliance Data common stock on the NYSE for the consecutive period of fifteen trading days ending on the close of trading on the second trading day immediately preceding the merger’s closing, which we refer to as the Parent Closing Trading Price, multiplied by the Fixed Exchange Ratio, which cash portion of the Base Consideration, which we refer to as the Per Share Cash Consideration. Notwithstanding the foregoing, the Per Share Cash Consideration will not exceed $18.62, which we refer to as the Per Share Cash Cap, and will not be less than $14.98, which we refer to as the Per Share Cash Minimum. In the event that the Per Share Cash Cap or Per Share Cash Minimum is reached, the Per Share Cash Consideration will be fixed at the Per Share Cash Cap or the Per Share Cash Minimum, as applicable, and the value that Conversant stockholders will receive for each share of Conversant common stock will fluctuate below or above $35.00, as applicable, to the extent that the Parent Closing Trading Price is below $232.75 or above $284.48.

In lieu of the Base Consideration described above, each Conversant stockholder will have the right to elect to receive for each share of Conversant common stock eligible to receive merger consideration (1) cash equal to $35.00, except in the case in which the Per Share Cash Cap or Per Share Cash Minimum has been reached, in which case, cash equal to the sum of (x) Fixed Exchange Ratio multiplied by the Parent Closing Trading Price and (y) the Per Share Cash Consideration, or the Cash Election, or (2) a number of shares of Alliance Data common stock equal to the sum of (x) Fixed Exchange Ratio and (y) the quotient of the Per Share Cash Consideration divided by the Parent Closing Trading Price, which election we refer to as a Stock Election, and which consideration we refer to as the Per Share Stock Election Consideration, and, in the case of either a Cash or Stock Election, both are subject to proration as described below.

The Base Consideration otherwise payable on each share of Conversant common stock as to which either a Cash Election or Stock Election has been made will be pooled and reallocated among all such shares of Conversant common stock as to which an election has been made. This pooling and reallocation means that each such share gets to the greatest extent possible, all cash or all Alliance Data common stock, but with the consideration payable on each such share of Conversant common stock pro rated to the extent there is not enough cash or enough Alliance Data common stock to pay pursuant to each such election (and with the difference between such pro rated amount being made up in the remaining Alliance Data common stock or cash, as applicable). The aggregate amount of cash and shares of Alliance Data common stock payable by Alliance Data in the merger shall equal the aggregate amount of cash and shares of Alliance Data common stock that would have otherwise been payable by Alliance Data if no election had been made by Conversant stockholders, and all such stockholders were to receive the Base Consideration. Shares of Conversant common stock (i) held in Conversant’s treasury, (ii) held by Alliance Data or any of its subsidiaries, (iii) issued pursuant to Conversant restricted stock award grants that remain unvested upon closing of the merger, or (iv) as to which the holder has properly exercised appraisal rights will not receive the merger consideration (except that shares of Conversant common stock that were issued pursuant to Conversant restricted stock award grants that remain unvested upon closing of the merger shall be entitled to receive the consideration described under the heading “The Merger—Treatment of Conversant Stock Options and Other Equity Awards”).

The following table illustrates the value of the Base Consideration per share of Conversant common stock for different hypothetical Parent Closing Trading Prices (with the shaded lines defining the lower and upper boundaries of the collar).

Parent Closing Trading Price (a)	Fixed Exchange Ratio	Approx. Value of Per Share Stock Consideration (b)	Approx. Per Share Cash Consideration	Approx. Total Value of Per Share Merger Consideration
$220.00	0.07037	$15.48	$18.62	$34.10
$225.00	0.07037	$15.83	$18.62	$34.45
$230.00	0.07037	$16.19	$18.62	$34.81
$232.00	0.07037	$16.33	$18.62	$34.95
$232.75(c)	0.07037	$16.38	$18.62	$35.00
$233.00	0.07037	$16.40	$18.60	$35.00
$235.00	0.07037	$16.54	$18.46	$35.00
$240.00	0.07037	$16.89	$18.11	$35.00
$245.00	0.07037	$17.24	$17.76	$35.00
$255.00	0.07037	$17.94	$17.06	$35.00
$258.00	0.07037	$18.16	$16.84	$35.00
$258.61(d)	0.07037	$18.20	$16.80	$35.00
$259.00	0.07037	$18.23	$16.77	$35.00
$260.00	0.07037	$18.30	$16.70	$35.00
$265.00	0.07037	$18.65	$16.35	$35.00
$270.00	0.07037	$19.00	$16.00	$35.00
$275.00	0.07037	$19.35	$15.65	$35.00
$280.00	0.07037	$19.70	$15.30	$35.00
$284.00	0.07037	$19.99	$15.01	$35.00
$284.48(e)	0.07037	$20.02	$14.98	$35.00
$285.00	0.07037	$20.06	$14.98	$35.04
$290.00	0.07037	$20.41	$14.98	$35.39
$295.00	0.07037	$20.76	$14.98	$35.74
$300.00	0.07037	$21.11	$14.98	$36.09

(a)	Hypothetical volume weighted average price per share of Alliance Data common stock on the NYSE for the consecutive period of fifteen trading days ending on the close of trading on the second trading day immediately preceding the closing of the merger.
(b)	Note that per the terms of the merger agreement, any fractional shares of Alliance Data common stock payable to any holder of Conversant common stock will be aggregated and paid in cash.
(c)	Reflects a 10% reduction in the Parent Closing Trading Price compared to the Parent Signing Trading Price, which is the lower boundary of the collar and the Parent Closing Trading Price at which the Per Share Cash Cap is reached.
(d)	The 7-day volume weighted average price per share of Alliance Data common stock on the NYSE as of the close of business on September 10, 2014, the last business day prior to the date the merger agreement was executed, referred to in this proxy statement/prospectus as the Parent Signing Trading Price.
(e)	Reflects a 10% increase in the Parent Closing Trading Price compared to the Parent Signing Trading Price, which is the upper boundary of the collar and the Parent Closing Trading Price at which the Per Share Cash Minimum is reached.

For tabular illustrations of proration calculations for different hypothetical Cash Elections and Stock Elections that may be made by Conversant stockholders under the terms of the merger agreement, see Annex D to this proxy statement/prospectus.

The tables included or referenced above are for illustrative purposes only. The value of the merger consideration that a Conversant stockholder actually receives will be based on the actual Parent Closing Trading Price, and the mix of merger consideration that an electing Conversant stockholder actually receives will depend on the elections made by other Conversant stockholders.

Alliance Data will not issue any fractional shares of its common stock in the merger. Instead, Conversant stockholders will receive cash in lieu of any fractional shares in an amount determined by multiplying (x) the closing price of Alliance Data common stock reported on the NYSE on the trading day immediately preceding the date of the merger’s closing by (y) the fraction of a share of Alliance Data common stock to which the stockholder would otherwise be entitled.

The merger agreement provides for adjustments to the merger consideration to reflect fully the effect of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event with respect to Alliance Data common stock or Conversant common stock occurring between September 11, 2014 and the effective time of the merger.

Treatment of Conversant Stock Options and Other Equity Awards

Pursuant to the merger agreement, each Conversant stock option that is outstanding and unexercised immediately prior to the effective time of the merger will be converted into an option to acquire a number of shares of Alliance Data common stock, rounded down to the nearest whole share, determined by multiplying the number of shares underlying the existing Conversant stock option by the Per Share Stock Election Consideration, at an exercise price per share of Alliance Data common stock, rounded up to the nearest whole cent, equal to the per-share exercise price for the Conversant stock option immediately prior to the effective time of the merger divided by the Per Share Stock Election Consideration.

At the effective time of the merger, each outstanding Conversant restricted stock award that is not vested by its terms upon or before the closing of the merger will, pursuant to the merger agreement, be converted into a restricted stock award with respect to whole shares of Alliance Data common stock, with the number of shares of Alliance Data common stock subject to each such converted restricted stock award, rounded down to the nearest whole share, determined by multiplying the number of shares of Conversant common stock subject to the existing restricted stock award by the Per Share Stock Election Consideration. Each Conversant restricted stock award that is vested by its terms upon or before the closing of the merger will, at the effective time of the merger, entitle the holder thereof to the merger consideration.

Each converted stock option or restricted stock award will be issued in respect of Alliance Data common stock under the Alliance Data 2010 Omnibus Incentive Plan, subject to the same terms and conditions as the respective Conversant stock option or restricted stock award as in effect immediately prior to the effective time of the merger (taking into account the adjustments to the number of shares and exercise price). Each Conversant stock incentive plan will be terminated by the board of directors of Conversant prior to the effective time of the merger.

Procedures for Election

The form of election will be made available to Conversant stockholders on the same day as this proxy statement/prospectus. The form of election enables Conversant stockholders to choose to make a Stock Election, a Cash Election or choose the default Base Consideration with respect to each of their shares of Conversant common stock eligible to receive the merger consideration. Conversant stockholders have until 5:00 p.m. New York City time on December 8, 2014, referred to in this proxy statement/prospectus as the “election deadline,” to make their election and return their completed election forms, along with any stock certificates held, to the exchange agent. If a stockholder holds shares of Conversant common stock through a bank, broker or other nominee, such bank, broker or other nominee, as applicable, will provide that stockholder with instructions on how to make an election. If a stockholder holds shares of Conversant restricted stock that will be unvested as of the election deadline but will vest prior to or in connection with the closing of the merger, that stockholder will be provided with instructions on how to make an election with respect to those shares.

With respect to shares of Conversant common stock that are held in certificated form, the delivery of the certificates, together with the properly completed form of election, shall be effected only upon delivery to the exchange agent of the physical certificates representing the shares of Conversant common stock to which such form of election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of Conversant. With respect to shares of Conversant common stock that are held in “book-entry” form, the holder should follow the instructions in the form of election in order to make an election. The shares of Conversant common stock with respect to which an election is made will not be considered to be properly delivered if the exchange agent receives a guarantee of delivery of such shares (from a firm that is an “eligible guarantor institution” as defined in Rule 17Ad-15 under the Exchange Act) without delivery of the physical certificates by the election deadline. Further, Conversant stockholders who have lost their certificates will need to have such certificates replaced in advance of the election deadline to allow sufficient time for delivery of their replacement certificates to the exchange agent by the election deadline. If Conversant stockholders do not send their completed form of election to the exchange agent by the election deadline, or fail to properly deliver their certificates or other documents specified in the form of election (with respect to certificated or book-entry shares for which an election is made) by the election deadline, such stockholders will not be deemed to have made a proper election and will instead receive the Base Consideration.

Procedures for Exchange of Certificates

Alliance Data will appoint Broadridge Corporate Issuer Solutions, Inc. as exchange agent for the purpose of exchanging certificates representing Conversant common stock for merger consideration.

As soon as reasonably practicable (and in any event no later than the third business day) after the effective time of the merger, Alliance Data will cause the exchange agent to mail a letter of transmittal to each holder of record of shares of Conversant common stock who holds shares in certificated form whose shares were converted into the right to receive the merger consideration (other than those holders of certificates who have properly completed and submitted and have not revoked forms of election), advising each such holder of the effectiveness of the merger and the procedure for surrendering his, her or its share certificates to the exchange agent. Conversant stockholders who hold their shares of Conversant common stock in book-entry form (other than those holders who have properly completed and submitted and have not revoked forms of election) shall automatically receive the Base Consideration with respect to such shares.

Each holder of a share of Conversant common stock in certificated form that has been converted into a right to receive the merger consideration will receive the merger consideration upon surrender to the exchange agent of the Conversant stock certificate, together with a letter of transmittal covering such shares and any other documents as the exchange agent may reasonably require.

After closing of the merger, each certificate that previously represented shares of Conversant common stock will represent only the right to receive the merger consideration as described above under “—Consideration to be Received in the Merger,” including any cash for fractional shares and dividends or other distributions payable after the closing of the merger. Conversant and Alliance Data are not liable to any holder of shares of Conversant common stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law. After closing of the merger, Conversant will not register any transfers of shares of Conversant common stock.

Conversant stockholders (other than those holders of certificates who have properly completed and submitted and have not revoked forms of election) should not send in their Conversant stock certificates until they receive and complete and submit a signed letter of transmittal sent by the exchange agent with instructions for the surrender of Conversant stock certificates.

Representations and Warranties

The merger agreement contains customary representations and warranties for public company acquisitions of this type. The representations and warranties of Conversant relate to:

•	organization;

•	capital stock and indebtedness;

•	corporate authority; no violation;

•	reports and financial statements;

•	internal controls and procedures;

•	no undisclosed liabilities;

•	compliance with law; permits;

•	environmental laws and regulations;

•	employee benefit plans;

•	absence of certain changes or events;

•	investigations; litigation;

•	information supplied;

•	tax matters;

•	employment and labor matters;

•	intellectual property;

•	property;

•	insurance;

•	opinion of financial advisor;

•	material contracts;

•	suppliers;

•	customers;

•	malware and open source;

•	privacy;

•	finders or brokers;

•	state takeover statutes;

•	export control laws;

•	web practices;

•	no repatriations; and

•	no other representations.

Alliance Data’s representations and warranties relate to:

•	organization; capitalization;

•	corporate authority; no violation;

•	reports and financial statements;

•	no undisclosed liabilities;

•	compliance with law; permits;

•	absence of certain changes or events;

•	investigations; litigation;

•	information supplied;

•	finders or brokers;

•	contracts;

•	financing;

•	operations of Merger Subsidiary;

•	ownership of Conversant common stock;

•	no vote of Alliance Data stockholders;

•	tax free reorganization; and

•	no other representations.

Conduct of Business Pending the Merger

Under the merger agreement, each of Conversant and Alliance Data will and will cause each of their respective subsidiaries to, subject to certain exceptions or unless the other party approves in writing: (i) conduct business in all material respects in the ordinary course, (ii) use reasonable best efforts to maintain and preserve intact, in all material respects, its business organization, assets, key employees, present lines of business, rights, franchises, permits and business relationships with customers and suppliers and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Conversant or Alliance Data to perform its covenants, obligations or other agreements under the merger agreement or consummate the transactions contemplated in the merger agreement.

The merger agreement also contains a number of specific restrictions on Conversant and its operations during the period between the signing of the merger agreement and the closing of the merger. Under these restrictions, Conversant may not (nor permit any of its subsidiaries to), subject to certain exceptions or unless Alliance Data approves in writing:

•	amend the organizational documents of Conversant or its subsidiaries or otherwise take any action to exempt any person from any provision of such organizational documents;

•	split, combine or reclassify any of its capital stock;

•	make, declare, set aside or pay any dividend or make any other distribution on or redeem, purchase or otherwise acquire any shares of its capital stock;

•	grant any Conversant stock awards or other equity-based awards or interests, grant any individual, corporation or other entity any right to acquire any shares of its capital stock or enter into any agreement regarding the sale or voting of its capital stock or equity interests;

•	issue, grant or otherwise permit to become outstanding any additional shares of capital stock (except pursuant to the exercise of Conversant options or the settlement of Conversant restricted stock awards);

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization, other than the merger;

•	incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities;

•	make any loans or advances to any person, except for loans among Conversant and any of its wholly-owned subsidiaries;

•	prepay, redeem, repurchase, defease, cancel or otherwise terminate any indebtedness or guarantees of Conversant or its subsidiaries;

•	sell, lease, license, transfer, mortgage, encumber or otherwise dispose of any properties or assets having a value in excess of $2,000,000 individually or $10,000,000 in the aggregate to any person other than to Conversant or a wholly-owned subsidiary of Conversant or cancel, release or assign any material indebtedness or any such person owed to it of any claims held by it against any such person;

•	acquire any other person or business of any other person or make any investment in any person either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets;

•	make any capital expenditures other than those not in excess of $4,000,000 for the fiscal year ending December 31, 2014 or capital expenditures not in excess of $4,000,000 in any fiscal year following the fiscal year ending December 31, 2014;

•	enter into, terminate, materially amend or waive any material right under any of its material contracts;

•	(i) establish, adopt, amend, enter into or terminate any collective bargaining agreement or benefit plan or commence an enrollment period under any benefit plan that provides health and welfare benefits, (ii) increase the compensation, perquisites or benefits of any current or former directors, officers, employees, consultants, independent contractors or other service providers, other than in the ordinary course of business consistent with past practice and not to exceed in the aggregate an amount of $1,500,000 on an annualized basis, (iii) pay or award any bonuses or other non-equity or incentive compensation, (iv) accelerate any rights or benefits under any benefit plan or (v) fund any rabbi trust or similar arrangement;

•	hire employees at the executive level or higher or any other employees;

•	terminate any employees or otherwise cause employees to resign other than for cause or poor performance;

•	implement or adopt any change in accounting principles or methods, other than as may be required by GAAP;

•	commence, settle or compromise any litigation, claim, action, threat of lawsuit or proceeding or other investigation other than settlements of litigation for an amount of up to $1,000,000 in the aggregate that do not impose material limitations on the operation of business;

•	make any material tax election, change any material tax election, change any material tax accounting method, file any material amended tax return or settle or compromise any material tax proceeding, request any material tax ruling or knowingly surrender any claim for a material refund of taxes;

•	enter into any new line of business;

•	materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

•	conduct cash management practices other than in all material respects in the ordinary course of business consistent with past practice;

•	amend in a manner that adversely impacts in any material respect the ability to conduct business, terminate or allow to lapse any of its material permits;

•	cancel, abandon or otherwise dispose of any intellectual property owned by Conversant or disclose trade secrets to any third party;

•	make or effect any transactions involving the repatriation of cash or other property into the United States from outside the United States by way of a dividend, a distribution or any other transaction not requested by Alliance Data;

•	without providing Alliance Data with a reasonable opportunity to review and comment in advance of such action, send any written communications to employees regarding the merger agreement or make any representations that are inconsistent with the merger agreement; or

•	take, commit or agree to take any of the foregoing actions.

The restrictions described above are subject to important exceptions and qualifications (including materiality and “ordinary course of business” qualifications) set forth in the merger agreement and/or the disclosure schedules to the merger agreement.

The merger agreement contains a number of specific restrictions on Alliance Data and its operations following the execution of the merger agreement. Under these restrictions, Alliance Data and the Merger Subsidiary may not, subject to certain exceptions or unless Conversant agrees in writing:

•	make, declare, set aside or pay any dividend or make any other distribution on or redeem, purchase or otherwise acquire any shares of its capital stock;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization, other than the merger;

•	amend the organizational documents of Alliance Data or the Merger Subsidiary or otherwise take any action to exempt any person from any provision of such organizational documents; or

•	take, commit or agree to take any of the foregoing actions.

The restrictions described above are subject to important exceptions and qualifications (including materiality and “ordinary course of business” qualifications) set forth in the merger agreement and/or the disclosure schedules to the merger agreement.

Other Agreements

The merger agreement also contains the following provisions that apply during the period beginning with the signing of the merger agreement on September 11, 2014 and ending at the earlier to occur of the effective time of the merger or the termination of the merger agreement:

•	Proxy Statement/Prospectus; Registration Statement: Alliance Data and Conversant are required to jointly prepare and file with the SEC this proxy statement/prospectus and the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, or the Registration Statement.

•	Conversant Stockholder Meeting: Promptly after the Registration Statement is declared effective by the SEC, Conversant is obligated to take all action necessary to call, give notice of and convene a meeting of its stockholders, or the Conversant Special Meeting, to consider the Merger Proposal. Conversant will also cooperate in good faith with and keep Alliance Data informed regarding its solicitation efforts and voting results following the dissemination of this proxy statement/prospectus to its stockholders.

•	Regulatory Approvals; Efforts: Each of Conversant and Alliance Data must use reasonable best efforts to take and do all reasonable things necessary to consummate and make effective the merger, including, among other things, the preparation and filing of all forms, registrations and notices required to be filed to consummate the merger, the satisfaction of all conditions to consummating the merger, taking all reasonable actions necessary to obtain any consent, authorization or approval or exemption by any third party, including any governmental entity required to be obtained in connection with the merger, defending and seeking to prevent the initiation of all actions, suits and other proceedings by or before any governmental entity challenging the merger agreement or the consummation of the transactions contemplated thereby and the execution and delivery of any reasonable additional instruments necessary to consummate the merger. Without the prior consent of Alliance Data, Conversant will not agree or commit to any commitment to sell, divest or dispose of any businesses, assets, relationships or contractual rights or purporting to limit Conversant’s freedom to action with respect to, or ability to retain, any businesses, assets, relationships or contractual rights.

•	Public Announcements: Each of Alliance Data and Conversant will consult with the other before issuing any press release or making any public announcement with respect to the merger and, subject to limited exceptions, will not issue any press release or public announcement without the prior consent of the other party, which shall not be unreasonably withheld, delayed or conditioned.

•	Transaction Litigation: Subject to the preservation of privilege and confidential information, Conversant will keep Alliance Data reasonably informed of and give Alliance Data the opportunity to participate in the defense or settlement of any stockholder litigation against Conversant and/or its directors or executive officers relating to the merger agreement. Conversant agrees that it will not settle or offer to settle any litigation against it or its directors, executive officers or similar persons by any stockholder relating to the merger agreement, the merger, or any other transaction contemplated thereby without the prior written consent of Alliance Data, which will not be unreasonably withheld, conditioned or delayed.

•	Advice of Changes: Each of Alliance Data and Conversant will give notice to the other of any fact, change, event or circumstances that has had or is reasonably likely to have a material adverse effect on it or would be reasonably likely to give rise to a failure of a condition to consummating the merger.

•	Treatment of Certain Indebtedness: On or before the closing of the merger, Conversant will repay all obligations under and cancel the revolving loan commitment under its credit agreement in its entirety.

•	Access to Books and Records: Conversant will afford Alliance Data and its representatives reasonable access to its books and records.

Conditions to Closing of the Merger

The obligation of each party to complete the merger is subject to the satisfaction or waiver of several conditions set forth in the merger agreement, which are summarized below:

•	Conversant stockholders shall have approved the Merger Proposal;

•	no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the closing of the merger;

•	the Registration Statement on Form S-4 shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued (and not withdrawn) by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing (and not withdrawn) by the SEC;

•	the shares of Alliance Data common stock to be issued in the merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

•	all waiting periods applicable to the closing of the merger under the HSR Act (which condition was satisfied on October 3, 2014), or any applicable international antitrust filing requirements (which condition was satisfied on October 15, 2014), shall have expired or been terminated.

The obligation of Conversant to complete the merger is subject to the fulfillment or waiver of the following additional conditions:

•	the representations and warranties of Alliance Data shall be true and correct both on and as of September 11, 2014 and at the time of the merger’s closing, subject to the materiality standards provided in the merger agreement;

•	each of Alliance Data and the Merger Subsidiary shall have performed and complied in all material respects with all covenants, obligations and other agreements required by the merger agreement to be performed or complied with by them on or prior to the effective time of the merger;

•	since September 11, 2014, there shall not have been any fact, change, circumstance, occurrence, condition or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as defined below) on Alliance Data; and

•	Alliance Data shall have delivered to Conversant a certificate signed by the chief executive officer or another senior officer certifying to the effect that the foregoing conditions have been satisfied.

The obligation of Alliance Data to complete the merger is subject to the fulfillment or waiver of the following additional conditions:

•	the representations and warranties of Conversant shall be true and correct both on and as of September 11, 2014 and at the time of the merger’s closing, subject to the materiality standards provided in the merger agreement;

•	Conversant shall have performed and complied in all material respects with all covenants, obligations and other agreements required by the merger agreement to be performed or complied with by it on or prior to the effective time of the merger;

•	since September 11, 2014, there shall not have been any fact, change, circumstance, occurrence, condition or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as defined below) on Conversant; and

•	Conversant shall have delivered to Alliance Data a certificate signed by an executive officer certifying to the effect that the foregoing conditions have been satisfied.

The merger agreement provides that any or all of the additional conditions described above may be waived, in whole or in part, by Conversant or Alliance Data, to the extent permissible under applicable laws. Neither Conversant nor Alliance Data currently expects to waive any material condition to the closing of the merger.

As used in the merger agreement, a “Material Adverse Effect” on a party is any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing which (i) has, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) prevents or materially impairs the ability of such party to timely consummate the transactions contemplated in the merger agreement. However, a Material Adverse Effect shall not be deemed to include the impact of any of the following:

(a)	changes in GAAP or any official interpretation or enforcement thereof;

(b)	changes in laws of general applicability to companies in the industries in which Conversant and its subsidiaries or Alliance Data and its subsidiaries (as applicable) operate or any official interpretation or enforcement thereof by governmental entities;

(c)	changes in global, national or regional political conditions (including the outbreak or escalation of war, military actions, or acts of terrorism) or in economic or market conditions affecting other companies in the industries in which Conversant and its subsidiaries or Alliance Data and its subsidiaries (as applicable) operate;

(d)	the announcement or pendency of the merger agreement (including, for the avoidance of doubt, any reaction to such announcement or pendency from employees, suppliers, customers, distributors or other persons with business relationships with Conversant and its subsidiaries or Alliance Data and its subsidiaries (as applicable));

(e)	a decline in the trading price or trading volume of Conversant’s or Alliance Data’s (as applicable) common stock, or the failure, in and of itself, to meet any projections, guidance, budgets, forecasts or estimates, but not, in any case, including the underlying causes thereof;

(f)	any stockholder or derivative litigation arising from allegations of a breach or violation of fiduciary duty or other violation of applicable law relating to the merger agreement or the transactions contemplated thereby; or

(g)	any action taken or omitted to be taken by Conversant and its subsidiaries or Alliance Data and its subsidiaries (as applicable) at the written request of Conversant or Alliance Data (as applicable);

except, with respect to clauses (a), (b), or (c), to the extent that such impact is disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of Conversant and its subsidiaries or Alliance Data and its subsidiaries (as applicable), taken as a whole, as compared to other companies in the industry in which Conversant and its subsidiaries or Alliance Data and its subsidiaries (as applicable) operate.

“No Solicitation” Provisions

The merger agreement contains “no solicitation” provisions that, subject to certain exceptions, require Conversant to, and to cause each of its controlled affiliates to, and use its reasonable best efforts to cause each of its and its controlled affiliates’ representatives to:

•	cease and cause to be terminated any discussions or negotiations with any persons (other than Alliance Data) that may have been ongoing on September 11, 2014 with respect to a Company Takeover Proposal; and

•	not, directly or indirectly, (1) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal that constitutes or could reasonably be expected to lead to, a Company Takeover Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding a Company Takeover Proposal, (3) approve, recommend or enter into, or propose to approve, recommend or enter into, any agreement (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal, (4) take any action to make the provisions of any takeover statute inapplicable to the transactions contemplated by a Company Takeover Proposal, or (5) resolve, propose or agree to do any of the foregoing.

However, prior to the approval of the Merger Proposal by Conversant stockholders, if Conversant receives an unsolicited written Company Takeover Proposal that (i) Conversant’s board of directors determines in good faith to be bona fide, (ii) did not result from Conversant’s or its representatives breach or violation of, or failure to perform the “no solicitations” provisions, (iii) Conversant’s board of directors determines in good faith constitutes or could reasonably be expected to lead to a Company Superior Proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then Conversant and its representatives may:

•	furnish, pursuant to and in accordance with a confidentiality agreement in substantially the same form as the confidentiality agreement entered into between Alliance Data and Conversant (the standstill provisions of which will not, for the avoidance of doubt, prohibit the other party from making one or more Company Takeover Proposals directly to the Conversant board of directors without having to obtain the consent of the Conversant board of directors), information with respect to Conversant and its subsidiaries to the person who made such Company Takeover Proposal;

•	engage in discussions or negotiations regarding the Company Takeover Proposal; and

•	grant a waiver or release to any person subject to a “standstill” agreement with Conversant to submit such a Company Takeover Proposal to Conversant’s board of directors.

“Company Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal (for at least 50% of the equity or assets of Conversant) made by a third party, that is fully financed or has committed financing, on terms that Conversant’s board of directors determines in good faith, after consultation with Conversant’s financial and legal advisors, and considering such factors as Conversant’s board of directors considers to be appropriate (including any conditionality and the timing and likelihood of consummation of such proposal, as well as any legal, financial, regulatory or other aspects of such proposal, including the person or group making the proposal and any break-up fee, conditions to consummation and financing terms and also the long-term strategic prospects and other benefits of the transaction contemplated by the merger agreement), are more favorable to the Conversant stockholders from a financial point of view than the transaction contemplated by the merger agreement (after giving effect to all adjustments to the terms thereof which may be offered by Alliance Data in accordance with the merger agreement).

“Company Takeover Proposal” means any inquiry, proposal or offer from any person (other than Alliance Data and its subsidiaries) relating to, or that may lead to, in a single transaction or a series of related transactions, (A) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving Conversant or any of its subsidiaries, (B) any acquisition of 15% or more of the outstanding Conversant common stock or securities of Conversant representing more than 15% of the voting power of Conversant, (C) any acquisition of assets or businesses of Conversant or its subsidiaries, including pursuant to a joint venture, representing 15% or more of the consolidated assets, revenues or net income of Conversant, (D) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more to the outstanding Conversant common stock or securities representing more than 15% of the voting power of Conversant or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Conversant common stock involved is 15% or more.

Notices to Alliance Data

Conversant must promptly (and in no event later than 24 hours after receipt) notify Alliance Data in writing in the event that Conversant receives a Company Takeover Proposal or a request for information that the Conversant board of directors reasonably determines in good faith could possibly lead to or that contemplates a Company Takeover Proposal, including the identity of the person requesting the information or making the Company Takeover Proposal and the material terms and conditions thereof. Conversant must keep Alliance Data reasonably informed, on a current basis, as to the status of such Company Takeover Proposal, including by promptly (and in no event later than 24 hours after receipt) providing to Alliance Data any written correspondence, proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal. Contemporaneously with providing any non-public information to a third-party in connection with any such Company Takeover Proposal not previously provided to Alliance Data, Conversant must furnish a copy of such information to Alliance Data.

Board Recommendation

Except as described below, under the merger agreement, Conversant’s board of directors shall not (A) change, withhold, withdraw, modify, in a manner adverse to Alliance Data, its resolution to recommend that Conversant stockholders adopt the merger agreement, or the Company Recommendation, or (B) adopt, approve or recommend to Conversant stockholders a Company Takeover Proposal, or a Company Adverse Recommendation Change.

Change in Recommendation for an “Intervening Event”

Prior to the approval of the Merger Proposal by the Conversant stockholders, the Conversant board of directors may make a Company Adverse Recommendation Change only if it is both (x) in response to an Intervening Event, which is defined as a material event or circumstance related to Conversant that was not known or reasonably foreseeable to Conversant’s board of directors prior to the date of the merger agreement and which does not relate to (A) a Company Takeover Proposal, (B) Alliance Data or its subsidiaries, (C) any actions taken pursuant to the merger agreement or (D) any changes in the price of Alliance Data common stock or Conversant common stock, and (y) prior to taking such action, Conversant’s board of directors has determined in good faith that the failure to take such action would be inconsistent with Conversant’s board of directors’ fiduciary duties. Prior to making such a Company Adverse Recommendation Change, Conversant must have given Alliance Data at least five business days’ prior written notice of its intention to take such action and must have negotiated in good faith with Alliance Data during such notice period to enable Alliance Data to propose revisions to the terms of the merger agreement such that it would permit Conversant’s board of directors to not make a Company Adverse Recommendation. In the event of any change in the circumstances of such Intervening Event, or if another Intervening Event occurs, Conversant must repeat the steps outlined in the immediately preceding sentence before making a Company Adverse Recommendation Change (except that such notice period shall be the longer of (i) three business days in the case of such first additional notice and two business days in the case of any subsequent additional notice and (ii) the period remaining under the original five day notice period).

Change in Recommendation or Termination of the Merger Agreement for a “Company Superior Proposal”

If, prior to the approval of the Merger Proposal by the Conversant stockholders, Conversant’s board of directors has determined in good faith that (i) a bona fide unsolicited Company Takeover Proposal, that did not result from Conversant’s or its representatives breach or violation of, or failure to perform the “no-solicitation” provisions, constitutes a Company Superior Proposal and (ii) the failure to make a Company Adverse Recommendation Change or terminate the Agreement and enter into a definitive agreement relating to such Company Superior Proposal would be inconsistent with Conversant’s board of directors’ fiduciary duties, Conversant’s board of directors may make a Company Adverse Recommendation Change or cause Conversant to terminate the merger agreement and enter into a definitive agreement relating to such Company Superior Proposal (upon paying the termination fee to Alliance Data, as discussed below). However, prior to making a Company Adverse Recommendation Change or terminating the merger agreement, Conversant must have given Alliance Data at least five business days’ prior written notice of its intention to take such action and must have negotiated in good faith with Alliance Data during such notice period to enable Alliance Data to propose revisions to the terms of the merger agreement such that it would cause the Company Superior Proposal to no longer constitute a Company Superior Proposal. In the event of any change to any of the financial terms or any other material terms of such Company Takeover Proposal, Conversant must repeat the steps outlined in the immediately preceding sentence before making a Company Adverse Recommendation Change or terminating the merger agreement (except that such notice period shall be the longer of (i) three business days in the case of such first additional notice and two business days in the case of any subsequent additional notice and (ii) the period remaining under the original five day notice period).

Employee Matters

For at least one year after the effective time of the merger, Alliance Data shall provide, or cause the Merger Subsidiary to provide, to former employees of Conversant and its subsidiaries who continue employment with Alliance Data or its subsidiaries after the merger, base salary, non-equity incentive compensation opportunities and employee benefits that are the same or greater than the base salary, non-equity incentive compensation opportunities and employee benefits paid or provided to such former employees of Conversant and its subsidiaries by Conversant and its subsidiaries prior to the effective time of the merger. Following the closing date, Alliance Data or the surviving company shall cause any employee benefit plans in which such former Conversant employees are eligible to participate following the closing date to recognize their service before the closing date for purposes of eligibility, vesting and benefit accrual thereunder, other than for defined benefit retirement plans, frozen plans or any plan providing retiree welfare benefits, and except as would result in duplicate benefits. No provision in the merger agreement related to employee matters creates any third party beneficiary rights in any Conversant employee or current or former service provider of Conversant or its affiliates.

Indemnification and Insurance

From and after the effective time of the merger, Alliance Data and the Merger Subsidiary shall indemnify and provide advancement of expenses to any person who is or was a director or officer of Conversant or any of its subsidiaries for any acts or omissions occurring at or prior to the effective time of the merger. The merger agreement provides that, for six years after the effective time of the merger, Alliance Data shall cause the Merger Subsidiary to maintain the indemnification, exculpation and advancement of expenses provisions now in effect in Conversant’s organizational documents at the time the merger agreement was executed and not to amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder. For six years after the effective time of the merger, Alliance Data shall cause the Merger Subsidiary to continue to maintain directors’ and officers’ liability insurance with respect to claims arising from facts or events which occurred prior to the effective time of the merger. In no event shall the Merger Subsidiary be required to expend for any such policy, an annual premium in excess of 250% of the annual premiums currently paid by Conversant.

Termination of the Merger Agreement

Either Alliance Data or Conversant may terminate the merger agreement at any time prior to the effective time of the merger if:

•	the parties mutually agree in writing;

•	the merger is not consummated by March 31, 2015;

•	a governmental entity of competent jurisdiction shall have issued a final and nonappealable order permanently restraining, enjoining or otherwise prohibiting the closing of the merger; or

•	the requisite vote of Conversant stockholders in favor of the Merger Proposal shall not have been obtained after the special meeting of Conversant stockholders (as it may be adjourned or postponed) has concluded.

Alliance Data may terminate the merger agreement if:

•	(i) Conversant shall have failed to include the Company Recommendation in this proxy statement/prospectus distributed to its stockholders, (ii) Conversant shall have effected a Company Adverse Recommendation Change, (iii) a tender offer or exchange offer that constitutes a Company Takeover Proposal shall have been commenced by a person unaffiliated with Alliance Data and Conversant shall not have published, sent or given to its stockholders within ten business days a statement affirming the Company Recommendation and recommendation that its stockholders reject such tender offer or exchange offer, or (iv) Conversant or its representatives shall have materially breached or violated its covenants, obligations or agreements related to non-solicitation and requirements regarding this proxy statement/prospectus and calling of the special meeting of Conversant stockholders; or

•	Conversant has breached, violated or failed to perform any of its respective representations, warranties, covenants, obligations or other agreements that (i) if such breach, violation or failure had occurred or was continuing to occur at the time immediately prior to the closing of the merger, would result in a failure of a closing condition and (ii) which is either non-curable or is not cured by the earlier of March 31, 2015 and the date that is thirty days following written notice from Alliance Data to Conversant describing such breach, violation or failure in reasonable detail.

Conversant may terminate the merger agreement if:

•	Alliance Data or the Merger Subsidiary has breached, violated or failed to perform any of their respective representations, warranties, covenants, obligations or other agreements that (i) if such breach, violation or failure occurred or was continuing to occur at the time immediately prior to the closing of the merger, would result in a failure of a closing condition and (ii) is either non-curable or is not cured by the earlier of March 31, 2015 and the date that is thirty days following written notice from Conversant to Alliance Data describing such breach, violation or failure in reasonable detail; or

•	Conversant receives a Company Superior Proposal and follows the steps required to terminate the merger agreement described under “—Board Recommendation—Change in Recommendation or Termination of the Merger Agreement for a ‘Company Superior Proposal.’”

Effect of Termination

In the event of a termination as described above, the merger agreement shall terminate (except that the confidentiality agreement entered into by Conversant and Alliance Data, provisions related to termination fees and miscellaneous matters shall survive any termination). Upon such termination, there will be no other liabilities of Alliance Data or Conversant to the other except (i) relating to the termination fee (as discussed below) or (ii) liabilities arising out of or resulting from fraud or any knowing and material breach of any provision of the merger agreement occurring prior to termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Termination Fee

In the merger agreement, Conversant has agreed to pay Alliance Data a termination fee equal to $65 million if the merger agreement is terminated:

•	by Conversant, if Conversant receives a Company Superior Proposal and follows the steps required to terminate the merger agreement described under “—Board Recommendation—Change in Recommendation or Termination of the Merger Agreement for a ‘Company Superior Proposal’”;

•	by Alliance Data if (i) Conversant shall have failed to include the Company Recommendation in this proxy statement/prospectus distributed to its stockholders, (ii) Conversant shall have effected a Company Adverse Recommendation Change, (iii) a tender offer or exchange offer that constitutes a Company Takeover Proposal shall have been commenced by a person unaffiliated with Alliance Data or the Merger Subsidiary and Conversant shall not have published, sent or given to its stockholders within ten business days a statement affirming the Company Recommendation and recommending that its stockholders reject such tender offer or exchange offer or (iv) Conversant or its representatives shall have materially breached or violated its covenants, obligations or agreements related to non-solicitation and requirements regarding this proxy statement/prospectus and calling of the special meeting of Conversant stockholders; or

•	After the occurrence of a Pre-Termination Takeover Proposal Event, either Alliance Data or Conversant terminate for any of the reasons below and, at any time on or prior to the twelve month anniversary of termination, Conversant enters into a definitive agreement with respect to or consummates any transaction that constitutes a Company Takeover Proposal:

•	if the merger has not been consummated by March 31, 2015;

•	if the requisite vote of Conversant stockholders in favor of the Merger Proposal has not been obtained after the special meeting of Conversant stockholders (as it may be adjourned or postponed) has concluded; or

•	if Conversant has breached, violated or failed to perform any of its respective representations, warranties, covenants, obligations or other agreements that (i) if such breach, violation or failure had occurred or was continuing to occur at the time immediately prior to the closing of the merger, would result in a failure of a closing condition and (ii) is either non-curable or is not cured by the earlier of March 31, 2015 and the date that is thirty days following written notice from Alliance Data to Conversant describing such breach, violation or failure in reasonable detail.

As used in the termination fee provisions of the merger agreement, “Company Takeover Proposal” has the same meaning as used in the “no solicitation” provisions described above, except that the references to “15%” are deemed to be references to “50%.”

A “Pre-Termination Takeover Proposal Event” shall be deemed to occur if (i) a Company Takeover Proposal has been made known to Conversant’s board of directors or senior management (and if in the case of a termination pursuant to the approval of Conversant stockholders not having been obtained, if such Company Takeover Proposal shall have become public), (ii) a Company Takeover Proposal has been made directly to Conversant stockholders generally or (iii) any bona fide acquiror (that possesses or could reasonably be believed to have access to the resources necessary to consummate such a Company Takeover Proposal) has publicly announced a Company Takeover Proposal or an intent to make a Company Takeover Proposal.

If the termination fee is paid by Conversant, Conversant shall have no further liability to Alliance Data. In the event that any payment is made by Conversant to Alliance Data for liability under the merger agreement, and the termination fee subsequently comes due, such previous liability payment shall be deducted from the termination fee amount.

The termination fee described above could discourage other companies from seeking to acquire or merge with Conversant.

Expenses

All costs and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring such expenses; however, Alliance Data will pay all filing fees required under the HSR Act.

Amendments; Waivers

At any time before closing of the merger, the merger agreement may be amended or waived if such amendment or waiver is in writing and signed, in the case of an amendment, by Conversant, Alliance Data and the Merger Subsidiary. After the receipt of the Conversant stockholder approval, if any such amendment or waiver requires, by applicable law or stock exchange rules, further approval of the Conversant stockholders, the effectiveness of such amendment or waiver shall be subject to the approval of the Conversant stockholders.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

No Third-Party Beneficiaries

The merger agreement does not confer upon any person, other than the parties to the merger agreement, any rights or remedies, and Conversant only shall be entitled to enforce any remedies against Alliance Data and the Merger Subsidiary for breach or violation of the merger agreement.

Voting Agreement

Concurrently with the execution of the merger agreement, each of Conversant’s directors and executive officers executed a Voting Agreement with Alliance Data that requires, among other things and subject to the terms and conditions and exceptions contained in the Voting Agreement, such Conversant directors and executive officers to (i) vote in favor of (and to grant a proxy to Alliance Data, or one of Alliance Data’s designated representatives, to vote in favor of) adoption of the merger agreement, the merger and the other transactions contemplated thereby, (ii) vote against any Company Takeover Proposal, or any proposal or transaction involving Conversant, or amendment to the organizational documents of Conversant that would reasonably be expected to materially impede, interfere with, delay or adversely affect the merger or the other transactions contemplated by the merger agreement or change the voting rights of any class of capital stock of Conversant and (iii) not transfer such directors’ or executive officers’ shares of Conversant common stock prior to the earliest to occur of certain events, including the closing of the merger or the termination of the merger agreement, subject to certain permitted transfers to permitted transferees who agree to become bound by the Voting Agreement. The Voting Agreement will terminate in the event the merger agreement is terminated by its terms. As of September 11, 2014, Conversant’s directors and executive officers beneficially owned shares of, or securities convertible into or exercisable for, Conversant common stock representing approximately 6.5% of the outstanding shares of Conversant common stock on a fully-diluted basis. As of the record date for the Conversant special meeting, Conversant’s directors and executive officers beneficially owned shares of, or securities convertible into or exercisable for, Conversant common stock representing approximately 6.5% of the outstanding shares of Conversant common stock on a fully-diluted basis. A copy of the full text of the Voting Agreement is attached as Annex B to this proxy statement/prospectus.

INFORMATION ABOUT THE COMPANIES

Alliance Data

Alliance Data is a leading global provider of data-driven marketing and loyalty solutions serving large, consumer-based businesses in a variety of industries. Alliance Data offers a comprehensive portfolio of integrated outsourced marketing solutions, including customer loyalty programs, database marketing services, marketing strategy consulting, analytics and creative services, direct marketing services and private label and co-brand retail credit card programs. Alliance Data focuses on facilitating and managing interactions between its clients and their customers through all consumer marketing channels, including in-store, online, catalog, mail, telephone and email, and emerging channels such as mobile and social media. Alliance Data captures and analyzes data created during each customer interaction, leveraging the insight derived from that data to enable clients to identify and acquire new customers and to enhance customer loyalty. Alliance Data believes that its services are becoming increasingly valuable as businesses shift marketing resources away from traditional mass marketing toward more targeted marketing programs that provide measurable returns on marketing investments. Alliance Data’s client base of more than 1,300 companies consists primarily of large consumer-based businesses, including well-known brands such as Bank of Montreal, Sobeys, Shell Canada, Procter & Gamble, AstraZeneca, Hilton, Bank of America, General Motors, FedEx, Kraft, Victoria’s Secret, Lane Bryant, Pottery Barn, J. Crew and Ann Taylor. Alliance Data’s client base is diversified across a broad range of end-markets, including financial services, specialty retail, grocery stores, drug stores, petroleum retail, automotive, hospitality and travel, telecommunications and pharmaceuticals. Alliance Data believes its comprehensive suite of marketing solutions offers it a significant competitive advantage, as many of its competitors offer a more limited range of services. Alliance Data believes the breadth and quality of its service offerings have enabled it to establish and maintain long-standing client relationships.

Alliance Data was incorporated under the laws of the State of Delaware on February 23, 1995. Its corporate headquarters are located at 7500 Dallas Parkway, Suite 700, Plano, Texas 75024 and its telephone number at that address is 214-494-3000. Alliance Data’s website address is www.alliancedata.com. Information contained on Alliance Data’s website is not incorporated by reference and does not constitute a part of this proxy statement/prospectus.

For more information on Alliance Data, see “Where You Can Find More Information.”

Conversant

Conversant offers a comprehensive range of digital marketing services across its affiliate marketing and media segments. Conversant believes the unique combination of its scale and breadth of services; vast amounts of proprietary data spanning online and offline channels; cross-device capabilities; and industry leading approach to personalized communication, positions Conversant to be the digital marketing services provider of choice for major marketers and the advertising agencies that service them. Conversant’s services help marketers achieve a variety of strategic objectives, including customer relationship management, new customer acquisition and branding. In the first quarter of 2014, the company changed its corporate name from ValueClick, Inc. to Conversant, Inc.

Conversant was incorporated under the laws of the State of Delaware on October 9, 1998. Its corporate headquarters are located at 30699 Russell Ranch Road, Suite 250, Westlake Village, California 91362, and its telephone number at that address is (818) 575-4500. Conversant’s website address is www.conversantmedia.com. Information contained on Conversant’s website is not incorporated by reference and does not constitute a part of this proxy statement/prospectus.

For more information on Conversant, see “Where You Can Find More Information.”

The Merger Subsidiary

Amber Sub LLC, or the Merger Subsidiary, is a wholly-owned subsidiary of Alliance Data and was formed as a limited liability company under the laws of the State of Delaware on September 5, 2014 for the purpose of effecting the merger. Upon closing of the merger, Conversant will merge with and into the Merger Subsidiary, which will survive as a wholly-owned subsidiary of Alliance Data. At the effective time of the merger, the name of the Merger Subsidiary will change to Conversant LLC. However, if the “Reverse Merger Condition” is satisfied, Conversant will be the surviving entity in the merger. See “Material U.S. Federal Income Tax Consequences.”

The Merger Subsidiary has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

CONVERSANT SPECIAL MEETING

Date, Time and Place

These proxy materials are delivered in connection with the solicitation by the Conversant board of directors of proxies to be voted at the Conversant special meeting, which is to be held at Conversant’s corporate offices located at 30699 Russell Ranch Road, Suite 250, Westlake Village, CA 91362 at 9:00 a.m., local time on December 9, 2014. Conversant intends to commence mailing this proxy statement/prospectus and the enclosed form of proxy on November 6, 2014 to its stockholders entitled to vote at the meeting.

Purpose of the Conversant Special Meeting

Conversant stockholders will be asked to vote on the following proposals:

•	to adopt the merger agreement;

•	to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, as described in the section entitled “The Merger—Interests of Directors and Executive Officers of Conversant in the Merger—Golden Parachute Compensation”;

•	to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals if there are insufficient votes at the time of such adjournment to approve such proposals; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Conversant Record Date; Stock Entitled to Vote

The close of business on October 29, 2014, which we refer to as the record date, has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the Conversant special meeting or any adjournments or postponements of the Conversant special meeting. All Conversant stockholders of record at the close of business on the record date are entitled to vote at the special meeting of Conversant stockholders. As of the close of business on the record date, 66,857,176 shares of Conversant common stock, each with one vote per share, were issued and outstanding.

A complete list of stockholders entitled to vote at the Conversant special meeting will be available for examination by any Conversant stockholder at Conversant’s principal executive offices at 30699 Russell Ranch Road, Suite 250, Westlake Village, California 91362 for purposes pertaining to the Conversant special meeting, during normal business hours for a period of ten days before the Conversant special meeting, and at the time and place of the Conversant special meeting.

Quorum

To establish a quorum to transact business at the Conversant special meeting, there must be present at the meeting, in person or by proxy, a majority of the shares of Conversant common stock issued, outstanding, and entitled to vote at the meeting. Shares of Conversant common stock represented in person or by proxy (including shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for the purpose of determining whether a quorum exists. Because each of the Conversant proposals is a non-discretionary item under applicable rules, as described below, broker non-votes will not be counted for the purpose of determining whether a quorum exists at the Conversant special meeting.

Votes Required

To adopt the merger agreement: If a quorum is present, the affirmative vote of a majority of the outstanding shares of Conversant common stock entitled to vote on the proposal at the special meeting is required to adopt the merger agreement.

To approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger: If a quorum is present, the affirmative vote of the holders of a majority of the shares entitled to vote and present in person or by proxy at the special meeting is required to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, as described in the section entitled “The Merger—Interests of Directors and Executive Officers of Conversant in the Merger—Golden Parachute Compensation.”

To adjourn the Conversant special meeting: Whether or not a quorum is present, the affirmative vote of the holders of a majority of the shares entitled to vote and present in person or by proxy at the special meeting is required to adjourn the special meeting.

Treatment of Abstentions, Not Voting and Incomplete Proxies

Shares that are not voted will not be counted for purposes of establishing a quorum at the special meeting. Failure to vote will have the same effect as a vote AGAINST the proposal to adopt the merger agreement, but it will have no effect on the adjournment proposal or, assuming a quorum is present, on the proposal to approve on an advisory (non-binding) basis, the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger. If you are present at the meeting but abstain from voting, your shares will be counted as represented at the special meeting of Conversant stockholders for purposes of determining whether a quorum is present, and it will have the same effect as a vote AGAINST the proposal to adopt the merger agreement, AGAINST the adjournment proposal and AGAINST the to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger.

Broker non-votes will not be counted for purposes of establishing a quorum. Broker non-votes will have the same effect as a vote AGAINST the adoption of the merger agreement, but will have no effect on the adjournment proposal or, assuming a quorum is present, on the proposal to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Conversant’s named executive officers in connection with the merger.

Voting by Conversant Directors and Executive Officers

Concurrently with the execution of the merger agreement, each of Conversant’s directors and executive officers executed a Voting Agreement with Alliance Data that requires, among other things and subject to the terms and conditions and exceptions contained in the Voting Agreement, such Conversant directors and executive officers to (i) vote in favor of (and to grant a proxy to Alliance Data, or one of Alliance Data’s designated representatives, to vote in favor of) adoption of the merger agreement, the merger and the other transactions contemplated thereby, (ii) vote against any Company Takeover Proposal (as defined in the merger agreement), or any proposal or transaction involving Conversant, or amendment to the organizational documents of Conversant that would reasonably be expected to materially impede, interfere with, delay or adversely affect the merger or the other transactions contemplated by the merger agreement or change the voting rights of any class of capital stock of Conversant and (iii) not transfer such directors’ or executive officers’ shares of Conversant common stock prior to the earliest to occur of certain events, including the closing of the merger or the termination of the merger agreement, subject to certain permitted transfers to permitted transferees who agree to become bound by the Voting Agreement. As of September 11, 2014, Conversant’s directors and executive officers beneficially owned shares of, or securities convertible into or exercisable for, Conversant common stock representing approximately 6.5% of the outstanding shares of Conversant common stock on a fully-diluted basis. As of the record date for the Conversant special meeting, Conversant’s directors and executive officers beneficially owned shares of, or securities convertible into or exercisable for, Conversant common stock representing approximately 6.5% of the outstanding shares of Conversant common stock on a fully-diluted basis. A copy of the full text of the Voting Agreement is attached as Annex B to this proxy statement/prospectus.

Voting of Proxies

Giving a proxy means that a Conversant stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the Conversant special meeting in the manner it directs. A Conversant stockholder may vote by proxy or in person at the meeting. To vote by proxy, a Conversant stockholder may use one of the following methods if it is a registered holder (that is, it holds its stock in its own name):

•	Telephone voting, by dialing the toll-free number and following the instructions on the proxy card;

•	Via the Internet, by visiting the website shown on your proxy card to vote or authorize the voting of your shares via the Internet; or

•	Mail, by completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Conversant requests that Conversant stockholders complete and sign the accompanying proxy and return it to Conversant as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Conversant stock represented by it will be voted at the Conversant special meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without an indication as to how the shares of Conversant stock represented by that proxy are to be voted with respect to a particular proposal, the Conversant stock represented by the proxy will be voted in accordance with the recommendation of the Conversant board of directors and, therefore, “FOR” each of the proposals to be considered and voted upon at the Conversant special meeting. As of the date hereof, Conversant has no knowledge of any business that will be presented for consideration at the Conversant special meeting and that would be required to be set forth in this proxy statement/prospectus or the related proxy card other than the matters set forth in Conversant’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the Conversant special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

If a Conversant stockholder’s shares are held in “street name” by a broker or other nominee, the stockholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

Every Conversant stockholder’s vote is important. Accordingly, each Conversant stockholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not such stockholder plans to attend the Conversant special meeting in person.

Revocability of Proxies and Changes to a Conversant Stockholder’s Vote

A Conversant stockholder has the power to change its vote at any time before its shares are voted at the special meeting by:

•	sending a notice of revocation to Broadridge Financial Solutions, Inc.;

•	sending a completed proxy card bearing a later date than your original proxy card;

•	logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy or authorize the voting of your shares electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

•	attending the meeting and voting in person (although your attendance alone will not revoke any proxy).

If you choose any of the first three methods, the described action must be completed and your notice of revocation, completed proxy card, electronic vote or telephonic vote, as applicable, must be received by Broadridge Financial Solutions, Inc. by 11:59 p.m. Eastern Time on the day before the special meeting of Conversant stockholders.

However, if a Conversant stockholder has shares held through a brokerage firm, bank or other custodian, it may revoke its instructions only by informing the custodian in accordance with any procedures it has established.

Solicitation of Proxies

The solicitation of proxies from Conversant stockholders is made on behalf of the Conversant board of directors. Alliance Data will generally pay the costs and expenses of printing and mailing this proxy statement/prospectus and all fees paid to the Securities and Exchange Commission, except that Conversant will pay the costs of soliciting and obtaining these proxies, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. Proxies may be solicited, without extra compensation, by Conversant officers and employees by mail, telephone, fax, personal interviews or other methods of communication. Conversant has engaged Innisfree M&A Incorporated to assist Conversant in the distribution and solicitation of proxies from Conversant stockholders and will pay Innisfree M&A Incorporated an estimated fee of $30,000 plus out-of-pocket expenses for its services.

Attending the Meeting

Subject to space availability, all stockholders as of the Conversant record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at 8:30 a.m., local time.

If you are a registered stockholder (that is, if you hold your stock in certificate form), an admission ticket is enclosed with your proxy card. If you wish to attend the meeting, please vote your proxy but keep the admission ticket and bring it with you to the meeting.

If your shares are held in “street name” (that is, through a bank, broker or other holder of record) and you wish to attend the special meeting, you need to bring a copy of a bank or brokerage statement to the meeting reflecting your stock ownership as of the Conversant record date.

Proposal 1. The Merger Proposal

(Proposal 1 on Conversant Proxy Card)

As discussed elsewhere in this proxy statement/prospectus, Conversant is asking its stockholders to approve the Merger Proposal. Conversant stockholders should read carefully this proxy statement/prospectus in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. In particular, Conversant stockholders are directed to the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A.

The Conversant board of directors unanimously recommends that stockholders vote “FOR” the Merger Proposal (Proposal 1).

Proposal 2. Approval of Golden Parachute Compensation

(Proposal 2 on Conversant Proxy Card)

Section 14A of the Exchange Act requires that Conversant provide its stockholders with the opportunity to vote to approve, on an advisory (non-binding) basis, the “golden parachute” compensation arrangements for Conversant’s named executive officers, as disclosed in the section entitled “The Merger—Interests of Directors and Executive Officers of Conversant in the Merger—Golden Parachute Compensation.”

In accordance with Section 14A of the Exchange Act, in this proposal Conversant stockholders are being asked to approve the following non-binding resolution at the Conversant special meeting:

RESOLVED, that the stockholders of Conversant approve, on an advisory (non-binding) basis, the compensation to be paid by Conversant to Conversant’s named executive officers that is based on or otherwise relates to the merger with Alliance Data, as disclosed in the Golden Parachute Compensation Table and related notes and narrative disclosure in the section of this proxy statement/prospectus entitled “The Merger—Interests of Directors and Executive Officers of Conversant in the Merger—Golden Parachute Compensation.”

Approval of this proposal is not a condition to closing of the merger, and the vote with respect to this proposal is advisory only. Accordingly, the vote will not be binding on Conversant or Alliance Data, or the board of directors or the compensation committee of Conversant or Alliance Data. Because Conversant or Alliance Data will be contractually obligated to pay the “golden parachute” compensation, if the merger agreement is adopted and the merger is completed, the “golden parachute” compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the advisory vote.

The Conversant board of directors unanimously recommends that stockholders vote  “FOR” approval of the “golden parachute” compensation described in this proxy statement/prospectus (Proposal 2).

Proposal 3. Possible Adjournment or Postponement of the Conversant Special Meeting

(Proposal 3 on Conversant Proxy Card)

The Conversant special meeting may be adjourned, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals if there are insufficient votes at the time of such adjournment to approve such proposals.

The Conversant board of directors unanimously recommends that stockholders vote “FOR” this proposal (Proposal 3).

Other Matters to Come Before the Special Meeting

No other matters are intended to be brought before the special meeting by Conversant, and Conversant does not know of any matters to be brought before the special meeting by others. If, however, any other matters properly come before the special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with their best judgment on any such matter.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On September 11, 2014, Alliance Data entered into the merger agreement with Conversant. Subject to the terms and conditions of the merger agreement, based upon the closing price of Alliance Data common stock on September 24, 2014, Alliance Data will pay holders of Conversant common stock consideration valued at $35.00 per share, which is estimated at approximately $2.3 billion in the aggregate. Each outstanding share of Conversant common stock will be exchanged for consideration consisting of (i) 0.07037 shares of Alliance Data common stock and (ii) an amount in cash such that the total consideration per share equals $35.00 (based on the Parent Closing Trading Price). However, the maximum amount of cash Alliance Data will pay per share of Conversant common stock will equal $18.62 and the minimum amount of cash Alliance Data will pay per share of Conversant common stock will equal $14.98. In the event that the maximum or minimum cash amount is reached, the amount of cash per share (i.e. either $18.62 or $14.98) and the stock exchange ratio of 0.07037 would remain fixed at these levels and the value received by Conversant stockholders would fluctuate below or above $35.00 respectively outside of the collar. The calculation of estimated consideration is as follows:

(In thousands, except per share data)
Estimated number of Conversant shares eligible for merger consideration	65,814
Consideration per share	$35.00

Total estimated consideration	$2,303,490

Estimated number of Conversant shares eligible for merger consideration	65,814
Per Share Cash Consideration	$17.54

Estimated cash consideration	$1,154,378
Closing price of Alliance Data common stock on September 24, 2014	$248.05
Fixed exchange ratio per share	0.070370

Per Share Equity Consideration	$17.46
Estimated number of Conversant shares eligible for merger consideration	65,814

Estimated equity consideration	$1,149,112

In July 2014, Alliance Data issued $600.0 million aggregate principal amount of 5.375% senior notes due August 1, 2022. Also in July 2014, Alliance Data exercised in part the accordion of its 2013 credit facility and increased the capacity under its revolving line of credit by $50.0 million to $1.3 billion.

The unaudited pro forma condensed combined balance sheet gives effect to the proposed merger, the senior note offering and the increase in commitments under Alliance Data’s credit facility, as if they had occurred as of June 30, 2014, while the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2014 and the year ended December 31, 2013 give effect to the merger as if it occurred on January 1, 2013.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results of Alliance Data and Conversant. These unaudited pro forma condensed combined financial statements do not give effect to anticipated synergies, integration costs or nonrecurring transaction costs which result directly from the merger. The unaudited pro forma condensed combined financial statements also do not contemplate any additional debt that Alliance Data may elect to incur in the future, which could result in interest expense that is different from what is reflected in these unaudited pro forma condensed combined financial statements. Further, because the tax rate used for these unaudited pro forma condensed combined financial statements is an estimated statutory tax rate, it will likely vary from the actual effective rate in periods subsequent to completion of the transactions, and no adjustment has been made to the unaudited pro forma condensed combined financial information as it relates to limitations on the ability to utilize deferred tax assets, such as those related to net operating losses and tax credit carryforwards, as a result of the transaction.

The following unaudited pro forma condensed combined financial statements give effect to the merger under the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Topic 805, Business Combinations (“ASC 805”), with Alliance Data treated as the acquirer. As of the date of this filing, Alliance Data has not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the Conversant assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor has it identified all adjustments necessary to conform Conversant’s accounting policies to Alliance Data’s accounting policies. Accordingly, the accompanying purchase price allocation is preliminary and is subject to further adjustments upon closing of the merger. Differences between these preliminary estimates and the final purchase price allocation amounts will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements.

This unaudited pro forma condensed combined financial statements are for informational purposes only. It does not purport to indicate the results that would actually have been obtained had the merger been completed on the assumed date or for the periods presented, or which may be realized in the future. A final determination of the fair value of Conversant’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Conversant that exist as of the date of closing of the merger and, therefore, cannot be made prior to that date. Additionally, the value of the portion of the merger consideration to be paid in shares of Alliance Data common stock will be determined based on the trading price of Alliance Data common stock at the time of the closing of the merger.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and accompanying notes of Alliance Data and Conversant, which have been incorporated by reference in this in this proxy statement/prospectus, as well as other information contained or incorporated by reference into this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

June 30, 2014

	Alliance Data	Conversant		Senior Notes Offering		Acquisition Pro Forma Adjustments		Pro Forma Combined
	(In thousands)
Cash and cash equivalents	$631,167	$83,574		$—		$(65,000	)(j)	$649,741
Trade receivables, net	394,681	126,407		—		—		521,088
Credit card and loan receivables
Credit card receivables – restricted for securitization investors	6,737,440	—		—		—		6,737,440

Other credit card and loan receivables	1,796,454	—		—		—		1,796,454

Total credit card and loan receivables	8,533,894	—		—		—		8,533,894
Allowance for loan loss	(483,580)	—		—		—		(483,580)

Credit card and loan receivables, net	8,050,314	—		—		—		8,050,314
Loan receivables held for sale	63,425	—		—		—		63,425
Deferred tax asset, net	196,145	5,806		—		—		201,951
Other current assets	444,042	40,546	(a)	—		(2,143	)(d)	482,445
Redemption settlement assets, restricted	565,158	—		—		—		565,158

Total current assets	10,344,932	256,333		—		(67,143)		10,534,122
Property and equipment, net	337,151	28,948		—		—		366,099
Deferred tax asset, net	2,185	346		—		—		2,531
Cash collateral, restricted	34,710	—		—		—		34,710
Intangible assets, net	791,186	45,670		—		860,830	(e)	1,697,686
Goodwill	2,301,305	402,254		—		1,312,070	(f)	4,015,629
Other non-current assets	403,429	2,639		12,341	(c)	—		418,409

Total assets	$14,214,898	$736,190		$12,341		$2,105,757		$17,069,186

Accounts payable	320,678	119,085		—		—		439,763
Accrued expenses	506,231	—		—		38,000	(g)	544,231
Deposits	1,752,641	—		—		—		1,752,641
Non-recourse borrowings of consolidated securitization entities	643,750	—		—		—		643,750
Current debt	65,480	—		—		—		65,480
Other current liabilities	186,734	2,580		—		(1,052	)(h)	188,262
Deferred revenue	923,122	—		—		—		923,122
Deferred tax liability, net	298	—		—		—		298

Total current liabilities	4,398,934	121,665		—		36,948		4,557,547
Deferred revenue	166,707	—		—		—		166,707
Deferred tax liability, net	371,604	6,793		—		349,909	(i)	728,306
Deposits	1,257,384	—		—		—		1,257,384
Non-recourse borrowings of consolidated securitization entities	3,668,166	—		—		—		3,668,166
Long-term and other debt	2,895,933	65,000		12,341	(c)	1,089,378	(j)	4,062,652
Other liabilities	166,162	33,142	(b)	—		—		199,304

Total liabilities	12,924,890	226,600		12,341		1,476,235		14,640,066
Redeemable non-controlling interest	342,687	—		—		—		342,687
Stockholders’ equity	947,321	509,590		—		629,522	(k)	2,086,433

Total stockholders’ equity	947,321	509,590		—		629,522		2,086,433

Total liabilities and stockholders’ equity	$14,214,898	$736,190		$12,341		$2,105,757		$17,069,186

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Income

Six Months Ended June 30, 2014

	Alliance Data	Conversant	Reclassifications		Pro Forma Adjustments		Pro Forma Combined
	(In thousands, except per share data)
Revenues
Transaction	$164,228	$—	$—		$—		$164,228
Redemption	512,194	—	—		—		512,194
Finance charges, net	1,074,447	—	—		—		1,074,447
Database marketing fees and direct marketing services	668,288	283,293	—		—		951,581
Other revenue	78,901	—	—		—		78,901

Total revenue	2,498,058	283,293	—		—		2,781,351
Operating expenses
Cost of operations (exclusive of depreciation and amortization disclosed separately below)	1,555,795	180,149 (l)	(4,787	)(m)	—		1,731,157
Provision for loan loss	167,234	—	—				167,234
General and administrative	62,329	33,488	—		—		95,817
Depreciation and other amortization	51,485	—	—		—		51,485
Amortization of purchased intangibles	96,883	8,144	4,787	(m)	71,933	(n)	181,747

Total operating expenses	1,933,726	221,781	—		71,933		2,227,440

Operating income	564,332	61,512	—		(71,933)		553,911
Securitization funding costs	45,211	—	—		—		45,211
Interest expense on deposits	16,462	—	—		—		16,462
Interest expense on long-term and other debt, net	69,006	(264)	—		26,527	(o)	95,269

Total interest expense, net	130,679	(264)	—		26,527		156,942

Income before income tax	433,653	61,776	—		(98,460)		396,969
Provision (benefit) for income taxes	158,717	24,697	—		(38,006	)(p)	145,408

Income from continuing operations	$274,936	$37,079	$—		$(60,454)		$251,561
Less: Income from continuing operations attributable to non-controlling interest	97	—	—		—		97

Income from continuing operations attributable to common stockholders	$274,839	$37,079	$—		$(60,454)		$251,464

Income from continuing operations attributable to common stockholders per share:
Basic	$5.13	$0.56					$4.32
Diluted	$4.27	$0.55					$3.65
Weighted average shares:
Basic	53,600	66,450			4,631	(q)	58,231
Diluted	64,354	67,960			4,631	(q)	68,985

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Income

Year Ended December 31, 2013

	Alliance Data	Conversant		Reclassifications		Pro Forma Adjustments		Pro Forma Combined
	(In thousands, except per share data)
Revenues
Transaction	$329,027	$—		$—		$—		$329,027
Redemption	587,187	—		—		—		587,187
Finance charges, net	1,956,654	—		—		—		1,956,654
Database marketing fees and direct marketing services	1,289,356	573,121		—		—		1,862,477
Other revenue	156,839	—		—		—		156,839

Total revenue	4,319,063	573,121		—		—		4,892,184
Operating expenses
Cost of operations (exclusive of depreciation and amortization disclosed separately below)	2,549,159	326,988	(l)	(7,943	)(m)	—		2,868,204
Provision for loan loss	345,758	—		—		—		345,758
General and administrative	109,115	63,143		—		—		172,258
Depreciation and other amortization	84,291	—		—		—		84,291
Amortization of purchased intangibles	131,828	15,208		7,943	(m)	146,575	(n)	301,554

Total operating expenses	3,220,151	405,339		—		146,575		3,772,065

Operating income	1,098,912	167,782		—		(146,575)		1,120,119
Securitization funding costs	95,326	—		—		—		95,326
Interest expense on deposits	29,111	—		—		—		29,111
Interest expense on long-term and other debt, net	181,063	25,180		—		52,984	(o)	259,227

Total interest expense, net	305,500	25,180		—		52,984		383,664

Income before income tax	793,412	142,602		—		(199,559)		736,455
Provision (benefit) for income taxes	297,242	52,160		—		(77,030	)(p)	272,372

Income from continuing operations	$496,170	$90,442		$—		$(122,529)		$464,083
Less: Income from continuing operations attributable to non-controlling interest	—	—		—		—		—

Income from continuing operations attributable to common stockholders	$496,170	$90,442		$—		$(122,529)		$464,083

Income from continuing operations attributable to common stockholders per share:
Basic	$10.09	$1.25						$8.62
Diluted	$7.42	$1.22						$6.49
Weighted average shares:
Basic	49,190	72,376				4,631	(q)	53,821
Diluted	66,866	74,122				4,631	(q)	71,497

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Basis of Presentation and Accounting Policies

The merger is reflected in the unaudited pro forma condensed combined financial statements under the acquisition method in accordance with ASC 805, Business Combinations, with Alliance Data treated as the acquirer. Under the acquisition method, the total estimated purchase price allocation is calculated as described in Note 2. In accordance with ASC 805, the assets acquired and the liabilities assumed have been measured at fair value based on various preliminary estimates, and these estimates are subject to change pending further review of the fair value of assets acquired and liabilities assumed. The final amounts recorded for the merger may differ materially from the information presented herein.

The unaudited pro forma condensed combined financial statements were prepared in accordance with GAAP and pursuant to U.S. Securities and Exchange Commission Regulation S-X Article 11, and present the pro forma financial position and results of operations of the combined companies based upon the historical information after giving effect to the merger and adjustments described in these Notes to the Unaudited Pro Forma Condensed Combined Financial Statements. The unaudited pro forma condensed combined balance sheet is presented as if the merger had occurred on June 30, 2014; and the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2014 and the year ended December 31, 2013 are presented as if the merger had occurred on January 1, 2013.

Certain reclassifications have been made relative to Conversant’s historical financial statements to conform to the financial statement presentation of Alliance Data. Such reclassifications are described in further detail in these Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

2.	Preliminary Purchase Price Allocation

The merger with Conversant will be accounted for in accordance with the acquisition method of accounting. The following preliminary purchase price allocation is based on Alliance Data’s preliminary estimates and is allocated among Conversant’s tangible and intangible assets and liabilities based on their estimated fair value as of June 30, 2014. The final determination of the allocation of the purchase price will be based on the fair value of such assets and liabilities as of the date of closing of the merger. Such final determination of the purchase price allocation may be significantly different from the preliminary estimates used in these unaudited pro forma condensed combined financial statements.

Based on the closing price of Alliance Data’s common stock on September 24, 2014, the purchase price was approximately $2.3 billion. The requirement to base the final purchase price on the number of Conversant shares outstanding and the price of Alliance Data’s common stock as of the closing date could result in a per share cash or equity component different from those assumed in these unaudited pro forma condensed combined financial statements, and that difference may be material. Therefore, the estimated consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the merger is completed.

Based upon a preliminary valuation, the total purchase price was allocated to Conversant’s assets and liabilities as follows:

As of June 30, 2014
(In thousands)
Current assets	$183,384
Deferred tax asset	6,152
Property and equipment	28,948
Other non-current assets	2,639
Intangible assets	906,500
Goodwill	1,714,324

Total assets acquired	$2,841,947

Current liabilities	$149,665
Deferred tax liability	356,702
Other non-current liabilities	32,090

Total liabilities assumed	$538,457

Net assets acquired	$2,303,490

An increase by 20% in the Alliance Data common stock price as of September 24, 2014 would increase the consideration transferred and the purchase price by approximately $61.1 million, whereas a decrease by 20% would result in a decline of approximately $158.9 million. Such changes would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill.

3.	Pro Forma Adjustments

(a) Included in other current assets, are prepaid expenses and other current assets and income taxes receivable, as detailed in Conversant’s condensed consolidated balance sheet as of June 30, 2014. Amounts were reclassified to conform to current presentation.

(In thousands)
Prepaid expenses and other current assets	$12,888
Income taxes receivable	27,658

Other current assets	$40,546

(b) Included in other liabilities, are income taxes payable, less current portion and other non-current liabilities, as detailed in Conversant’s condensed consolidated balance sheet as of June 30, 2014. Amounts were reclassified to conform to current presentation.

(In thousands)
Income taxes payable, less current portion	$24,132
Other non-current liabilities	9,010

Other liabilities	$33,142

(c) In July 2014, Alliance Data issued $600.0 million aggregate principal amount of 5.375% senior notes due 2022. After deducting fees paid to the lenders and expenses of the offering, the net proceeds were used to repay a portion of the outstanding indebtedness under Alliance Data’s revolving credit facility provided for in the 2013 credit agreement.

(In thousands)
Senior notes due 2022	$600,000
Repayments on Alliance Data’s 2013 revolving credit facility	(587,659)

Net increase to long-term and other debt	$12,341

Fees paid to the lenders	$12,000
Direct expenses of the senior notes offering	341

Debt issuance costs, included in other non-current assets	$12,341

(d) Reflects the pro forma adjustments to write-off the debt issuance costs associated with Conversant’s credit facility which will be terminated on or before the closing date in accordance with the terms of the merger agreement.

(e) Reflects the components of the preliminary estimates of the fair value of intangible assets to be acquired by Alliance Data at the closing of the merger, which are as follows:

	Estimated Average Useful Lives (in years)	Estimated Fair Value	Historical Conversant	Pro Forma Adjustments
	(In thousands)
Customer relationships	8	$600,000	$29,240	$570,760
Developed technologies	3	190,000	15,485	174,515
Publisher network	7	85,000	—	85,000
Database	1.5	25,000	—	25,000
Trade name	2	2,500	280	2,220
Favorable lease	3	4,000	—	4,000
Non-compete covenants	—	—	665	(665)

Pro forma adjustment to intangible assets		$906,500	$45,670	$860,830

(f) Reflects the preliminary pro forma adjustment to goodwill, calculated as follows:

(In thousands)
Preliminary purchase price	$2,303,490
Less: Fair value of net assets acquired	589,166

Total estimated goodwill	1,714,324
Less: Conversant historical goodwill	402,254

Pro forma adjustment to goodwill	$1,312,070

The goodwill to be recognized is attributable to expected synergies and the assembled workforce. In addition, the combination of Alliance Data and Conversant provides scale in display, mobile, video, and social digital channels, and adds important capabilities to Alliance Data’s digital messaging platform, Agility Harmony™. The addition of Conversant’s Common ID, which is able to recognize individuals across devices (desktop, tablet, mobile), as well as the ability to insource all digital capabilities, enhances Agility Harmony. Conversant’s data is also expected to enrich Alliance Data’s existing offline and online data set, allowing for more effective targeted marketing programs. The goodwill resulting from the acquisition is not expected to be deductible for tax purposes.

(g) Reflects the pro form adjustments to accrued expenses as follows:

(In thousands)
Transaction costs expected to be incurred by Conversant	$28,000
Transaction costs expected to be incurred by Alliance Data	10,000

Pro forma adjustment to accrued expenses	$38,000

Of the combined $38.0 million in estimated transaction costs, $35.2 million relates to investment banker fees and advisory fees as specified in the relevant agreements. The remaining $2.8 million in estimated transaction costs primarily relate to professional fees associated with the mergers, including legal, accounting, tax, regulatory filing and printing fees to be paid to third parties based on each party’s best estimate of its fees.

(h) Reflects the adjustment of Conversant’s deferred revenue included in other current liabilities to fair value as follows:

	Estimated Fair Value	Historical Conversant	Pro Forma Adjustment
	(In thousands)
Deferred revenue	$—	$1,052	$(1,052)

(i) Reflects the estimated impact on deferred taxes resulting from pro forma purchase accounting adjustments at an estimated blended rate of 38.6%. We expect changes to our deferred tax positions, including valuation allowance requirements based on costs associated with the transactions, and the finalization of the purchase price allocation.

(j) Reflects the pro forma adjustments to long-term debt, as follows:

	(In thousands)
Borrowing on Alliance Data’s 2013 revolving line of credit	$1,154,378	(1)
Repayment of Conversant’s line of credit	(65,000	)(2)

Pro forma adjustment to long-term debt and other	$1,089,378

(1)	Cash Consideration per the terms of the merger agreement was determined as follows:

(In thousands, except per share amounts)
Estimated number of Conversant common shares eligible for merger consideration	65,814
Per Share Cash Consideration	$17.54

Pro forma adjustment to long-term debt and other	$1,154,378

(2)	Under the terms of the merger agreement, on or before the closing date, Conversant shall repay all of obligations under its line of credit and cancel the total revolving loan commitment.

(k) Represents the elimination of historical stockholders’ equity for Conversant and Alliance Data common stock issued for consideration.

(In thousands, except per share amounts)
Closing price of Alliance Data common stock on September 24, 2014	$248.05
Fixed exchange ratio	0.070370

Per Share Equity Consideration	$17.46
Estimated number of Conversant common shares eligible for merger consideration	65,814

Estimated equity consideration	$1,149,112
Less: historical Conversant stockholders’ equity	509,590
Less: transaction costs expected to be incurred by Alliance Data	10,000

Pro forma adjustment to stockholders’ equity	$629,522

(l) Cost of operations for Conversant includes cost of revenue, sales and marketing, and technology as included in their consolidated statements of income. A reconciliation is as follows:

	Six months Ended June 30, 2014	Year Ended December 31, 2013
	(In thousands)
Cost of revenue	$94,555	$183,282
Sales and marketing	52,457	88,104
Technology	33,137	55,602

Conversant cost of operations	$180,149	$326,988

(m) Represents amortization of acquired developed technologies and websites included in Conversant’s cost of revenue which has been reclassified to amortization of purchased intangibles to conform to Alliance Data’s presentation.

(n) Reflects pro forma adjustments to amortization of purchased intangibles assuming the preliminary estimates of the fair value and estimated weighted average lives on a straight line basis as described in Note (e).

	Six months Ended June 30, 2014	Year Ended December 31, 2013
	(In thousands)
Pro forma amortization of purchased intangibles	$84,864	$169,726
Less: Conversant historical amortization of purchased intangibles	12,931	23,151

Pro forma adjustment to amortization of purchased intangibles	$71,933	$146,575

(o) Reflects pro forma interest expense resulting from the additional borrowings associated with the issuance of Alliance Data’s senior notes due 2022 and additional borrowings on Alliance Data’s 2013 revolving line of credit:

	Six months Ended June 30, 2014	Year Ended December 31, 2013
	(In thousands)
Revolving credit facility(1)	$11,028	$22,238
Senior notes due 2022(2)	16,125	32,250
Amortization of debt issuance costs(3)	771	1,543

	27,924	56,031
Less: historical interest on Conversant’s line of credit(4)	1,183	2,618
Less: historical amortization of debt issuance costs associated with Conversant’s credit facility(4)	214	429

Pro forma adjustment to interest expense	$26,527	$52,984

(1)	Reflects an assumed interest rate of LIBOR plus an applicable margin. At June 30, 2014, the interest rate was 1.90% on Alliance Data’s revolving credit facility.
(2)	Reflects pro forma interest expense based on a fixed interest rate of 5.375% in accordance with the terms of the senior notes due 2022.
(3)	Reflects amortization of debt issuance costs that are amortized over the term of the senior notes due 2022, or 8 years.
(4)	Represents interest on Conversant’s line of credit which is to be cancelled on or before the closing date in accordance with the terms of the merger agreement and the associated amortization of debt issuance costs.

A 1/8% change of the assumed interest rate of the variable interest debt would result in a change of interest expense of $0.8 million and $1.6 million for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively.

(p) Represents the estimated tax effect of the pro forma adjustments at a blended statutory rate of 38.6%.

(q) Represents the estimated number of shares of Alliance Data common stock to be issued in connection with the merger.

(In thousands, except per share data)
Estimated number of Conversant shares eligible for merger consideration	65,814
Fixed exchange ratio	0.070370

Estimated number of shares of Alliance Data common stock	4,631

DESCRIPTION OF ALLIANCE DATA CAPITAL STOCK

We have summarized below the material terms of Alliance Data’s capital stock that will be in effect if the merger is completed. The following description of Alliance Data’s capital stock and provisions of Alliance Data’s second amended and restated certificate of incorporation, or Alliance Data’s certificate of incorporation, and Alliance Data’s fourth amended and restated bylaws, or Alliance Data’s bylaws, are summaries and are qualified by reference to Alliance Data’s second amended and restated certificate of incorporation, Alliance Data’s fourth amended and restated bylaws and the applicable provisions of the DGCL. Copies of Alliance Data’s certificate of incorporation and Alliance Data’s bylaws have been filed with the SEC as exhibits to the Registration Statement.

Alliance Data’s authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share and 20,000,000 shares of preferred stock, par value $0.01 per share, 120,000 shares of which have been designated as Series A preferred stock. Alliance Data is issuing shares of common stock pursuant to the merger.

As of September 22, 2014, Alliance Data had issued and outstanding 59,403,440 shares of common stock, held by 29 stockholders of record, and no shares of preferred stock. In addition to the issued and outstanding shares of common stock, as of September 22, 2014, Alliance Data had 750,511 shares representing unvested restricted stock units outstanding. As of September 22, 2014, Alliance Data had outstanding options, warrants and rights to purchase 143,513, 0 and 0 shares, respectively, of its common stock at a weighted average exercise price of $48.92 per share for such outstanding options. As of September 22, 2014, Alliance Data had 2,747,756 shares available for future issuance under its equity compensation plans, including its 401(k) and employee stock purchase plans.

Common Stock

Voting Rights

The holders of common stock are entitled to one vote per share with respect to each matter presented to Alliance Data’s stockholders on which the holders of common stock are entitled to vote. Alliance Data common stock does not have cumulative voting rights.

The holders of common stock are entitled to elect all directors. In 2013, the stockholders of Alliance Data approved an amendment to its certificate of incorporation to declassify its board of directors. Six of its eight directors have been declassified; the remaining two directors are serving out their remaining year as classified directors. The board of directors of Alliance Data will be fully declassified in 2015.

The number of directors comprising the Alliance Data board of directors must be between six and twelve. The exact number is established exclusively by the Alliance Data board of directors. Any vacancy among Alliance Data’s directors, including a vacancy resulting from an enlargement of the Alliance Data board of directors, may be filled by a vote of a majority of the remaining directors, or by the sole remaining director, or, if there are none, in the manner provided by law.

Generally, if a quorum is present at a meeting of Alliance Data’s stockholders, a majority of the holders of capital stock present in person or represented by proxy entitled to vote on a matter is required for an act of the stockholders. Nominees for director in an uncontested election are elected by the vote of a majority of the votes cast. Nominees for director in a contested election are elected by a plurality of the votes cast.

Conversion

Alliance Data’s common stock is not convertible into any other shares of Alliance Data’s capital stock.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Alliance Data common stock are entitled to share in any dividends that the Alliance Data board of directors may determine to issue from time to time.

Liquidation Rights

In the event of Alliance Data’s liquidation or dissolution, the holders of common stock are entitled to all assets available for distribution to the Alliance Data stockholders and subject to the prior rights of any outstanding preferred stock.

Other Rights

On December 5, 2013, Alliance Data’s board of directors authorized a stock repurchase program to acquire up to $400.0 million of Alliance Data’s outstanding common stock from January 1, 2014 through December 31, 2014, subject to any restrictions pursuant to the terms of Alliance Data’s credit agreements, indentures, applicable securities laws or otherwise. As of June 30, 2014, Alliance Data had $198.2 million available under the stock repurchase program.

Except as described above, Alliance Data’s common stock does not have any preemptive, subscription, redemption, conversion rights or sinking fund provisions. The outstanding shares of Alliance Data common stock are, and the shares of Alliance Data common stock being issued in the merger will be, when issued in accordance with the terms of the merger agreement, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Alliance Data’s common stock are subject to and may be adversely affected by, the rights of holders of shares of any other series or class of preferred stock that Alliance Data may designate and issue in the future. Currently, there is no issued and outstanding preferred stock of Alliance Data.

Preferred Stock

Under the terms of Alliance Data’s certificate of incorporation, the Alliance Data board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The Alliance Data board of directors has the discretion to determine the powers, designations, preferences and relative, participating, optional or other special rights, including voting rights, and the qualifications, limitations or restrictions thereof, of each class and series of capital stock.

Under Alliance Data’s certificate of incorporation, 120,000 shares of common stock were designated as Series A preferred stock. Series A preferred stock had mandatory dividends, a liquidation preference over holders of common stock, the right to vote with common stock on an as-converted basis, approval rights for certain corporate changes affecting the rights of Series A preferred stockholders, redemption rights, conversion rights (including mandatory conversion upon certain events) and adjustments to conversion price upon certain events. Simultaneous with the closing of its initial public offering in June 2001, Alliance Data converted all of its outstanding shares of Series A preferred stock into common stock. As of the date of this proxy statement/prospectus, there were no shares of Series A preferred stock issued and outstanding.

Anti-Takeover Effects of Delaware Law and Alliance Data’s Certificate of Incorporation and Bylaws

Delaware law, Alliance Data’s certificate of incorporation and Alliance Data’s bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of Alliance Data. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Alliance Data to first negotiate with the Alliance Data board of directors.

Director Removal and Board Vacancies

Removing a director from Alliance Data’s board of directors requires the vote of a majority of the outstanding shares of voting stock entitled to vote thereon. A director may only be removed for cause and must receive a copy of the charges against him or her, delivered to him or her personally or by mail at least ten days before the date of the stockholders meeting. Vacancies among the directors may be filled only by the vote of a majority of the directors or the sole remaining director or, if there are none, in the manner provided by law. These terms could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Alliance Data.

Special Meetings

Alliance Data’s certificate of incorporation and Alliance Data’s bylaws provide that special meetings of Alliance Data stockholders can only be called by the chief executive officer or president of Alliance Data or by the secretary of Alliance Data if pursuant to (i) a resolution adopted by a majority of the Whole Board of Alliance Data or (ii) the request of Alliance Data’s stockholders, if in proper form, holding at least twenty-five percent of the then outstanding shares of Alliance Data’s common stock entitled to vote. Under the bylaws of Alliance Data, if the secretary must call a special meeting pursuant to the request of the stockholders, the secretary must do so within 90 calendar days after receipt of the stockholders’ valid written request. The necessity to have at least twenty-five percent of Alliance Data’s stockholders request a special meeting may discourage a third party from seeking to acquire control of Alliance Data’s company. “Whole Board” means the total number of directors constituting Alliance Data’s board of directors, without regard to any vacancies.

Advance Notice Requirements

Alliance Data’s bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of stockholders, including proposed nominations of persons for election to the Alliance Data board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Alliance Data board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to Alliance Data’s secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of Alliance Data’s outstanding voting securities.

Delaware Business Combination Statute

Alliance Data is subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Alliance Data board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving Alliance Data and the “interested stockholder” and the sale of more than 10% of Alliance Data’s assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of Alliance Data’s outstanding voting stock, or an affiliate or associate of Alliance Data that beneficially owned 15% or more of Alliance Data’s outstanding voting stock at any time within the immediately preceding three-year period. Alliance Data board of directors approved the execution, delivery and performance of the merger agreement for the proposed merger, and the consummation of the transactions contemplated by the merger agreement, such that none of Alliance Data, the Merger Subsidiary or any of their respective affiliates or associates will be subject to the restrictions on “business combinations” of Section 203 of the DGCL as an “interested stockholder” of Alliance Data for purposes of Section 203 by virtue of the execution, delivery and performance of the merger agreement for the proposed merger or the consummation of the transactions contemplated by the merger agreement.

Limitation of Liability and Indemnification of Officers and Directors

Alliance Data’s certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the DGCL. Any amendment to or repeal of that provision, either by Alliance Data’s stockholders or by changes in applicable law, will not eliminate or reduce the effect of that provision on any personal liability of a director at the time of the amendment or repeal.

In addition, Alliance Data’s certificate of incorporation provides that Alliance Data must indemnify Alliance Data’s directors, officers, employees and agents of Alliance Data. Alliance Data must advance expenses, including attorneys’ fees, to Alliance Data’s directors and officers in connection with legal proceedings and may advance such expenses to its employees and agents.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of Alliance Data by means of a proxy contest, tender offer, merger or otherwise.

Authorizing the Alliance Data board of directors to issue preferred stock and determine its rights and preferences has the effect of eliminating delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of Alliance Data’s outstanding voting stock. Alliance Data has no present plans to issue any shares of preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for Alliance Data’s common stock is Computershare Trust Company, N.A.

The New York Stock Exchange

Alliance Data’s common stock is listed on the NYSE under the symbol “ADS.”

COMPARISON OF STOCKHOLDERS’ RIGHTS

Alliance Data and Conversant are both incorporated under the laws of the State of Delaware. Any differences, therefore, between the rights of Alliance Data stockholders and the rights of Conversant stockholders result solely from differences in the companies’ respective certificates of incorporation and bylaws. The rights of Alliance Data stockholders are governed by Delaware law, Alliance Data’s second amended and restated certificate of incorporation, or Alliance Data’s certificate of incorporation, and Alliance Data’s fourth amended and restated bylaws, or Alliance Data’s bylaws. The rights of Conversant stockholders are currently governed by Delaware law, Conversant’s second amended and restated certificate of incorporation, or Conversant’s certificate of incorporation, and Conversant’s amended and restated bylaws, or Conversant’s bylaws. Upon closing of the merger, the rights of Conversant stockholders who receive shares of Alliance Data common stock in the merger will be governed by Delaware law, Alliance Data’s certificate of incorporation and Alliance Data’s bylaws.

The following is a summary of the material differences between the rights of holders of Alliance Data common stock and the rights of holders of Conversant common stock, but does not purport to be a complete description of those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Alliance Data’s certificate of incorporation, Alliance Data’s bylaws, Conversant’s certificate of incorporation and Conversant’s bylaws are subject to amendment in accordance with their terms. Copies of these governing corporate instruments are available, without charge, by following the instructions listed under “Where You Can Find More Information.”

CONVERSANT	ALLIANCE DATA
AUTHORIZED CAPITAL STOCK
Authorized Shares. The aggregate number of shares that Conversant is authorized to issue is 520,000,000, consisting of (i) 500,000,000 shares of common stock, par value $0.001 per share and (ii) 20,000,000 shares of preferred stock, par value $0.001 per share.	Authorized Shares. The aggregate number of shares that Alliance Data is authorized to issue is 220,000,000, consisting of (i) 200,000,000 shares of common stock, par value $0.01 per share and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share, of which 120,000 shares have been designated as Series A preferred stock.

Common Stock. As of the record date, 66,857,176 shares of Conversant common stock were issued and outstanding and no shares of Conversant common stock were held in treasury. No shares of Conversant preferred stock were issued or outstanding.	Common Stock. As of the record date, Alliance Data had issued and outstanding 59,411,136 shares of common stock, held by 29 stockholders of record, and no shares of preferred stock. In addition to the issued and outstanding shares of common stock, as of the record date, Alliance Data had 745,192 shares representing unvested restricted stock units outstanding. As of the record date, Alliance Data had 136,768 outstanding options to purchase its common stock at a weighted average exercise price of $49.30 per share and there were no outstanding warrants or other rights to purchase Alliance Data common stock. As of the record date, Alliance Data had 2,750,924 shares available for future issuance under its equity compensation plans. As of the record date, 47,625,709 shares of Alliance Data common stock were held in treasury.

CONVERSANT	ALLIANCE DATA
Preferred Stock. Under Conversant’s certificate of incorporation, Conversant is authorized to issue 20,000,000 shares of “blank check” preferred stock, par value $0.001 per share. The Conversant board of directors may fix or alter the voting powers, designations, preferences, rights, qualifications, limitations and restrictions of any wholly unissued class of preferred stock or any wholly unissued series of any such class by adopting resolutions fixing the same. The rights of Conversant’s preferred stockholders may supersede the rights of Conversant’s common stockholders.

The Alliance Data certificate of incorporation authorizes Alliance Data to issue stock in one or more series. Alliance Data’s board of directors may determine and fix the number of shares of such series and such powers, designations, preferences and relative, participating, optional or other special rights, including voting rights, and the qualifications, limitations or restrictions thereof. The rights of Alliance Data’s preferred stockholders may supersede the rights of Alliance Data’s common stockholders.

Series A Preferred Stock. Under Alliance Data’s certificate of incorporation, 120,000 shares of preferred stock were designated as Series A preferred stock. Series A preferred stock had mandatory dividends, a liquidation preference over holders of common stock, the right to vote with common stock on an as-converted basis, approval rights for certain corporate changes affecting the rights of Series A preferred stockholders, redemption rights, conversion rights (including mandatory conversion upon certain events) and adjustments to conversion price upon certain events. Simultaneous with the closing of its initial public offering in June 2001, Alliance Data converted all of its outstanding shares of Series A preferred stock into common stock. As of the date of this proxy statement/prospectus, there were no shares of Series A preferred stock issued and outstanding.

Preferred Stock. Under Alliance Data’s certificate of incorporation, Alliance Data is authorized to issue 19,880,000 shares of “blank check” preferred stock, par value $0.01 per share. The Alliance Data board of directors may, without further stockholder action, issue stock, in one or more series, and determine and fix the number of shares of such series and such powers, designations, preferences and relative, participating, optional or other special rights, including voting rights, and the qualifications, limitations or restrictions thereof. As of the record date, no shares of Alliance Data’s preferred stock were issued and outstanding.

CONVERSANT	ALLIANCE DATA
VOTING RIGHTS

The holders of Conversant common stock are entitled to one vote per share with respect to each matter presented to Conversant stockholders on which the holders of common stock are entitled to vote.

Unless otherwise provided in Conversant’s certificate of incorporation, each stockholder may vote at a stockholder meeting through a proxy. No proxy shall be voted after three years from its date, unless the proxy provides for a longer period.

The holders of Alliance Data common stock are entitled to one vote per share with respect to each matter presented to Alliance Data stockholders on which the holders of common stock are entitled to vote.

Every stockholder entitled to vote on a matter at a meeting may do so through a proxy. Each proxy shall be electronic, including but not limited to, internet and telephone, with reasonable safeguards, or in writing, executed by the stockholder or his duly authorized attorney. No proxy shall be voted on or after three years from its date, unless the proxy provides for a longer period. Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it except where an irrevocable proxy permitted by statue has been given.

LOST SHARE CERTIFICATES
The Conversant board of directors may direct a new certificate to be issued in place of any certificate issued by Conversant alleged to have been lost, stolen or destroyed on the taking of an affidavit to that effect. The Conversant board of directors may require the owner of the lost, stolen or destroyed certificate to advertise the same in such manner as it shall require or to give Conversant a bond as indemnity against a claim with respect to the lost certificate.

Alliance Data shall issue a new certificate if an owner claims that such certificate has been lost, destroyed or wrongfully taken, but only if the owner (i) requests a new certificate before Alliance Data has notice that the certificate has been acquired by a protected purchaser, (ii) if requested by Alliance Data, delivers to Alliance Data a bond sufficient to indemnify Alliance Data against a claim that may be made against Alliance Data on account of such certificate, including the issuance of a new certificate and (iii) satisfies any other reasonable requirement of Alliance Data.

If a certificate has been lost, apparently destroyed, or wrongfully taken, and the owner fails to notify Alliance Data of that fact within a reasonable time after the owner has notice of such event, and Alliance Data registers a transfer of shares before receiving notification, the owner cannot assert a claim against Alliance Data for registering a transfer or a claim to a new certificate.

CONVERSANT	ALLIANCE DATA
TRANSFER OF STOCK
On surrender to Conversant or its transfer agent of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, Conversant shall issue a new certificate to the person entitled to such certificate, cancel the old certificate and record the transaction in its books.	A certificate must be presented to Alliance Data with a stock power or other indorsement requesting the registration of transfer of the shares (or an instruction if the share is uncertificated). Alliance Data shall register the transfer if, with respect to certificated shares, (i) the share certificate is surrendered (ii) the indorsement is made by the person specified by the certificate as entitled to such shares (or someone authorized to act on behalf of such person), and, with respect to uncertificated shares, an instruction is made by the registered owner of the shares (or someone who is authorized to act on behalf of such person). Alliance Data must also receive a guarantee of signature of the person signing such indorsement or instruction or such other reasonable assurance that the indorsement or instruction is genuine and authorized. Transfers cannot violate any enforceable transfer restriction.

REGISTERED STOCKHOLDERS

Conversant shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its book as the owner of the shares. Conversant is not bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it has notice thereof, except as otherwise provided by law.	Alliance Data may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of Alliance Data, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such a person) may, upon providing evidence of beneficial ownership and satisfying other conditions, inspect the books and records of Alliance Data.

FORUM

No forum specified.	Unless Alliance Data consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Alliance Data (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Alliance Data (iii) any action asserting a claim arising pursuant to the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine.

CONVERSANT	ALLIANCE DATA
INTERESTED DIRECTOR TRANSACTIONS
Conversant has no corresponding provision in its bylaws or certificate of incorporation. The DGCL contains a similar provision that is not as broad as the one contained in Alliance Data’s certificate of incorporation and bylaws.

Alliance Data’s certificate of incorporation and bylaws allow directors, officers and stockholders to be a party to (or otherwise have an interest in) any contract or transaction with Alliance Data provided that that the director’s, officer’s or stockholder’s interest is disclosed or known by Alliance Data’s board of directors or the stockholders, and such body authorizes or ratifies the transaction.

Alliance Data’s certificate of incorporation provides that transactions involving Alliance Data are not invalidated solely because a director or officer has an interest in the transaction. Any stockholder, director or officer of Alliance Data may be associated with and make investments in any business that competes with Alliance Data. Each transaction ratified by the stockholders at an annual or special meeting is considered valid and binding as though it was ratified by every stockholder.

AMENDMENT TO THE BYLAWS
Under Conversant’s certificate of incorporation, the Conversant board of directors has the power to adopt, amend or repeal Conversant’s bylaws. Under Conversant’s bylaws, the Conversant board of directors may alter, amend or repeal the bylaws, or adopt new bylaws. Conversant’s bylaws also may be altered, amended or repealed, or new bylaws adopted, by the Conversant stockholders.	Under Alliance Data’s certificate of incorporation, the Alliance Data board of directors has the power to adopt, amend or repeal Alliance Data’s bylaws, and to adopt new bylaws. Alliance Data’s bylaws gives both the Alliance Data board of directors and Alliance Data’s stockholders the power to alter, amend, repeal, or replace Alliance Data’s bylaws. Modification of the bylaws by Alliance Data’s board of directors requires the affirmative vote of a majority of the Whole Board. “Whole Board” means the total number of directors constituting Alliance Data’s board of directors, without regard to any vacancies.

SPECIAL MEETINGS OF STOCKHOLDERS

Special meetings of Conversant stockholders may be called for any purpose or purposes at any time by the president and must be called by the president or secretary if requested in writing (i) by a majority of the Conversant board of directors or (ii) stockholders owning a majority of the capital stock of Conversant issued, outstanding, and entitled to vote, if the request is in proper form.

Special meetings requested by stockholders shall be held at the time and place fixed by the Conversant board of directors.

A special meeting requested by Conversant stockholders shall not be held if either (a) the Conversant board of directors calls for an annual meeting of stockholders to be held within 90 days after receipt of the request for the special meeting, and the Conversant board of directors determines that the annual meeting includes the business

Special meetings of Alliance Data stockholders can only be called by the chief executive officer or president of Alliance Data or by the secretary of Alliance Data if pursuant to (i) a resolution adopted by a majority of the Whole Board of Alliance Data or (ii) a request of Alliance Data’s stockholders, if in proper form, holding at least twenty-five percent of the then outstanding shares of Alliance Data’s common stock. Under the bylaws of Alliance Data, the president can also call a special meeting pursuant to a resolution adopted by a majority of the Whole Board of Alliance Data.

Special meetings of Alliance Data’s stockholders are held at the time and place designated by the Alliance Data board of directors or, at the option of the

CONVERSANT	ALLIANCE DATA

specified in the request, or (b) a stockholders’ meeting that included the business specified in the request was held not more than 90 days before the request for the special meeting was received.

Generally, a stockholder nomination for a special meeting must be delivered to the secretary at the principal executive offices of Conversant no earlier than 120 days before the day of the special meeting and no later than the later of (i) the 90th day before the special meeting or (ii) the 10th day following the day on which public announcement of the date of the special meeting and the nominees proposed by the Conversant board of directors is first made.

Alliance Data board of directors, by means of remote communications.

The Alliance Data board of directors or the chairman of a special meeting may eliminate stockholder proposals that are (a) identical or substantially similar to another item (other than election of directors) that was presented at any stockholder meeting held in the prior 12 months, (b) received during the period beginning 120 days prior to the anniversary of the prior annual meeting of stockholders and ending on the date of the next annual meeting of stockholders, (c) identical or substantially similar to another item that will be included in a notice as an item to be brought before a stockholder meeting that has been called but not yet held or that is called for a date within 120 days of the receipt of the request, or (d) are regarding matters that, in the good faith judgment of the Alliance Data board of directors, are not time sensitive and may properly be addressed at the next annual meeting of stockholders.

Generally, a stockholder proposal for a special meeting (including a nomination for director) must be received by the secretary at the principal executive offices of Alliance Data between 120 days before the day of the special meeting and no later than the later of (i) the 90th day before the special meeting or (ii) the 10th day following the day on which public announcement of the date of the special meeting is first made.

ANNUAL MEETINGS
Annual meetings of Conversant’s stockholders are held at the time and place designated by the Conversant board of directors.	Annual meetings of Alliance Data’s stockholders are held at the time and place designated by the Alliance Data board of directors or, at the option of Alliance Data’s board of directors, by means of remote communications.

VOTING LIST AND NOTICES
A list of Conversant’s stockholders entitled to vote at each stockholder meeting will be prepared by an officer of Conversant at least 10 days before the meeting. This list is open to the examination of any stockholder, either at a place within the city where the meeting is to be held (if it is specified in the notice of the meeting), or, if not so specified, at the place where the meeting is to be held.

A list of Alliance Data’s stockholders entitled to vote at each stockholder meeting will be prepared by an officer or agent of Alliance Data between 10 and 60 days before the meeting. This list is open to the examination of any of Alliance Data’s stockholders (i) on a reasonably accessible electronic network or (ii) during ordinary business hours at Alliance Data’s principal place of business.

Any meeting of stockholders as to which notice has been given may be postponed and, if a special meeting, cancelled, by Alliance Data’s board of directors, upon public announcement given before the date of the meeting.

CONVERSANT	ALLIANCE DATA
STOCKHOLDER QUORUM
If a there is not a quorum of Conversant stockholders at a stockholders meeting, the stockholders entitled to vote at the meeting shall have the power to adjourn the meeting in accordance with the bylaws until a quorum is present.	If a there is not a quorum of Alliance Data stockholders at a stockholders meeting, the chairman of the meeting may adjourn the meeting in accordance with the bylaws until a quorum is present. The stockholders present at a duly convened meeting may continue to transact business until adjournment, even if enough stockholders leave during the meeting to leave less than a quorum.

STOCKHOLDER PROPOSALS AND NOMINATIONS
Under Conversant’s bylaws, for stockholder nominations of directors and other stockholder proposals properly brought before an annual meeting of stockholders, stockholders must give timely notice. Generally, a stockholder’s notice for nominations of directors and other proposals must be delivered to the secretary of Conversant at Conversant’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of Conversant stockholders.

Under Alliance Data’s bylaws, for stockholder nominations of directors and other stockholder proposals properly brought before an annual meeting of stockholders, timely notice must be given. Generally, a stockholder’s notice of proposals for an annual meeting (other than nominations) must be received by the secretary at Alliance Data’s principal executive offices not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s proxy statement in connection with the last annual meeting of Alliance Data’s stockholders.

Generally, a stockholder’s nomination for an annual meeting must be received by the secretary of Alliance Data at Alliance Data’s principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of the stockholders.

BOARD OF DIRECTORS

Number of Directors

Conversant’s bylaws provide that the number of directors must be between two and nine, with the exact number to be established by the Conversant board of directors or by a bylaw or amendment adopted by stockholders. The size of the Conversant board of directors is currently fixed at seven, and there are currently seven directors on the Conversant board of directors.	Alliance Data’s certificate of incorporation provides that the number of directors must be between six and twelve, with the exact number to be set by the Alliance Data board of directors. The size of the Alliance Data board of directors is currently fixed at 8, and there are currently 8 directors on the Alliance Data board of directors.

CONVERSANT	ALLIANCE DATA

Classification

The Conversant board of directors is not divided into classes. Each director is elected annually at each annual meeting of Conversant’s stockholders, to hold office until the next annual meeting and until his or her respective successor is duly elected and qualified or until his or her prior death, resignation or removal.	In 2013, the stockholders of Alliance Data approved an amendment to its certificate of incorporation to declassify its board of directors. Two of its eight directors are serving out their remaining year as classified board directors. The Alliance Data board of directors will be fully declassified in 2015. Thereafter, each director will be elected annually at each annual meeting of Alliance Data’s stockholders, to hold office until the next annual meeting and until his or her respective successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Removal

Under Conversant’s bylaws, Conversant’s directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.	Under Alliance Data’s certificate of incorporation, Alliance Data directors may be removed by the affirmative vote of a holders of a majority of the outstanding shares then entitled to vote on the election of directors, however, a director may only be removed for cause and shall receive a copy of the charges against him at least 10 days prior to the date of the stockholders meeting.

Quorum

A majority of the directors shall constitute a quorum for the transaction of business, and generally the act of a majority of the directors present at any meeting at which there is quorum is the act of the Conversant board of directors.	A majority of the Whole Board shall constitute a quorum for the transaction of business at any meeting of the Alliance Data board of directors, and generally the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Alliance Data board of directors.

Committees

No standing committees designated in bylaws.	The Audit Committee and Compensation Committee are established as standing committees under the bylaws.

Director Liability and Indemnification

Under Conversant’s certificate of incorporation, a director of Conversant will not be personally liable to Conversant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the directors’ duty of loyalty to Conversant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Under Conversant’s bylaws, Conversant must indemnify its directors and executive officers to the fullest extent permitted by the DGCL. Conversant is not required to

Under Alliance Data’s certificate of incorporation, a director of Alliance Data will not be personally liable to Alliance Data or its stockholders for monetary damages for breach of fiduciary duty as a director, to the extent permitted under the DGCL.

Alliance Data’s certificate of incorporation provides that Alliance Data will indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding and any inquiry or investigation that could lead to such an action, suit or

CONVERSANT	ALLIANCE DATA

indemnify any director or executive officer in connection with any proceeding initiated by such person or by such person against Conversant or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law (ii) the proceeding was authorized by the Conversant board of directors or (iii) such indemnification is provided by Conversant, in its sole discretion.

Conversant can indemnify its other officers, employees or other agents as set forth in the DGCL.

A director or executive officer shall be deemed to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Conversant, and, with respect to any criminal action or proceeding, to have had no reasonable cause to believe that his or her conduct was unlawful, if such action is based on the books and records of Conversant or another enterprise, or if such action is based on information supplied to him by Conversant’s officers or officers of another enterprise in the course of their duties, or on information supplied by outside counsel and experts.

Prior to the final disposition of the proceeding, Conversant shall advance all expenses incurred by any director or executive officer, upon request and upon receipt of an undertaking by the director or officer to repay the amounts advanced if the director or officer is ultimately not entitled to indemnification. However, Conversant shall not advance expenses if a determination is reasonably and promptly made that the facts demonstrate clearly and convincingly that the director or officer acted in bad faith or in a manner the director of officer did not believe to be in or not opposed to the best interests of Conversant. This decision must be made by (1) the Conversant board of directors (by a majority vote of a quorum consisting of directors who are not parties to the proceeding) or, under certain circumstances, (2) by independent legal counsel in a written opinion.

A director or officer may enforce their right to indemnification by Conversant under certain circumstances by bringing a claim in any court of competent jurisdiction.

proceeding (whether or not by or in the right of Alliance Data) by reason of the fact that he or she is or was a director, officer, employee or agent of Alliance Data, or is or was serving at Alliance Data’s request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or in a similar capacity with another corporation, partnership, joint venture, sole proprietorship, trust, nonprofit entity, employee benefit plan or other enterprise, against all judgments, penalties (including excise and similar taxes), fines, settlements and expenses (including attorneys’ fees and court costs), actually and reasonably incurred by or on behalf of the person in connection with such action, suit or proceeding, to the fullest extent permitted by any applicable law.

Alliance Data’s bylaws further provide that any person entitled to indemnification will only be indemnified if he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, Alliance Data’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Alliance Data’s bylaws further provide that Alliance Data will indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Alliance Data to procure a judgment in Alliance Data’s favor by reason of the fact that such person is or was a director, officer, employee or agent of Alliance Data, or is or was serving at Alliance Data’s request, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, if the person acted in good faith and in a manner which the person reasonably believed to be in, or not opposed to, the best interests of Alliance Data. Alliance Data will not indemnify a person with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to Alliance Data, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses (including attorney’s fees) which the Court of Chancery of Delaware or such other court shall

CONVERSANT	ALLIANCE DATA

deem proper. To the extent that a present or former director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding, or any claim, issue or matter therein, such person shall be indemnified by Alliance Data against expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith.

Unless ordered by a court, Alliance Data can only indemnify a person if it is authorized after a determination has been made that the person has met the proper standard of conduct set forth in Alliance Data’s bylaws. These determinations shall be made, with respect to a person who is a director or officer at the time of the determination (1) by a majority of the vote of directors who are not parties to the action, or a committee thereof , (2) under certain circumstances, by independent legal counsel in a written opinion or (3) by Alliance Data’s stockholders.

Alliance Data may advance expenses to an indemnified person upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by Alliance Data.

LEGAL MATTERS

The validity of the Alliance Data common stock and certain U.S. federal income tax consequences relating to the merger will be passed upon for Alliance Data by Akin Gump Strauss Hauer & Feld LLP, and certain U.S. federal income tax consequences relating to the merger will be passed upon for Conversant by Gibson, Dunn & Crutcher LLP.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this proxy statement/prospectus by reference from Alliance Data’s Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of Alliance Data’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Conversant, Inc. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to Conversant, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

Conversant

Conversant held its 2014 annual meeting of stockholders on May 6, 2014. It is not expected that Conversant will hold an annual meeting of stockholders for 2015 unless the merger is not completed. If the merger is not completed, proposals intended to be presented at the 2015 Conversant annual meeting, and included in the proxy statement, should be sent to the Secretary of Conversant at Conversant, Inc., 30699 Russell Ranch Road, Suite 250, Westlake Village, CA 91362, and must be received by Conversant on or before November 27, 2014. These proposals must also comply with the rules of the SEC governing the form and content of proposals in order to be included in Conversant’s proxy statement and form of proxy.

In addition, under Conversant’s Amended and Restated Bylaws, notice of any matter that is not submitted for inclusion in Conversant’s proxy statement and form of proxy for the 2015 Conversant annual meeting, but that a stockholder instead wishes to present directly at the annual meeting, including director nominations and other items of business, must be delivered to the Secretary of Conversant at 30699 Russell Ranch Road, Suite 250, Westlake Village, CA 91362 not later than the close of business on February 5, 2015 and not earlier than the close of business on January 6, 2015. The notice must include the information specified in Conversant’s Amended and Restated Bylaws. If the 2015 Conversant annual meeting is held more than 30 days before or 70 days after the anniversary of the 2014 annual meeting of stockholders, the notice of any such nomination or other items of business must be delivered to the Secretary of Conversant not earlier than the close of business on the 120th day prior to the 2015 Conversant annual meeting and not later than the close of business on the later of (i) the 90th day prior to the 2015 Conversant annual meeting or (ii) the 10th day following public announcement of the date of the 2015 Conversant annual meeting. Conversant will not entertain any nominations or other items of business at the 2015 Conversant annual meeting that do not meet the requirements set forth in Conversant’s Amended and Restated Bylaws. If Conversant does not receive notice of a matter by February 5, 2015, SEC rules permit Conversant to vote proxies in its discretion when and if the matter is raised at the 2015 Conversant annual meeting.

Conversant’s Amended and Restated Bylaws are publicly available as Exhibit 3.2 to Conversant’s current report on Form 8-K, filed with the SEC on February 5, 2014.

HOUSEHOLDING OF PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified the company whose shares they hold of their desire to receive multiple copies of this proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact Conversant by calling (818) 575-4500 or writing c/o the Secretary of Conversant at Conversant’s corporate offices, 30699 Russell Ranch Road, Suite 250, Westlake Village, CA 91362. Conversant will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed.

OTHER MATTERS

As of the date of this proxy statement/prospectus, neither the Alliance Data board of directors nor the Conversant board of directors knows of any matters that will be presented for consideration at the Conversant special meeting other than as described in this proxy statement/prospectus. If any other matters come before the Conversant special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named therein as authorized to vote the shares represented by the proxy as to any matters that may properly come before the meeting. It is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matters.

WHERE YOU CAN FIND MORE INFORMATION

Alliance Data and Conversant each file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including Alliance Data and Conversant, who file electronically with the SEC. The address of that site is www.sec.gov. Except for documents expressly incorporated by reference into this proxy statement/prospectus, the information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus.

Alliance Data has filed with the SEC the Registration Statement of which this proxy statement/prospectus forms a part. The Registration Statement registers the shares of Alliance Data common stock to be issued to Conversant stockholders in the merger. The Registration Statement, including the attached exhibits and annexes, contains additional relevant information about the Alliance Data common stock and Conversant common stock, respectively. The rules and regulations of the SEC allow Alliance Data and Conversant to omit certain information included in the Registration Statement from this proxy statement/prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows Alliance Data and Conversant to “incorporate by reference” into this proxy statement/prospectus the information Alliance Data and Conversant provide in other documents filed with the SEC. The information incorporated by reference is an important part of this proxy statement/prospectus. Any statement contained in a document that is incorporated by reference in this proxy statement/prospectus is automatically updated and superseded if information contained in this proxy statement/prospectus, or information that Alliance Data or Conversant later file with the SEC, modifies and replaces this information.

This proxy statement/prospectus incorporates by reference the documents listed below that Alliance Data and Conversant have previously filed with the SEC (except as indicated below with respect to Item 2.02 or Item 7.01 of Form 8-K). They contain important information about the companies and their financial condition.

Alliance Data SEC Filings

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 28, 2014;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 5, 2014;

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, filed with the SEC on August 5, 2014;

•	Current Reports on Form 8-K filed with the SEC on January 13, 2014, February 20, 2014, June 6, 2014, June 12, 2014, July 24, 2014, July 28, 2014, July 30, 2014 and September 11, 2014 and two Current Reports on Form 8-K (Item 8.01) filed on October 16, 2014; and

•	The description of Alliance Data’s common stock contained in Alliance Data’s Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

Conversant SEC Filings

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on March 3, 2014;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 9, 2014;

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, filed with the SEC on August 8, 2014;

•	Current Reports on Form 8-K filed with the SEC on January 16, 2014, February 3, 2014, February 5, 2014, February 6, 2014, May 6, 2014, August 6, 2014 and both Current Reports on Form 8-K filed with the SEC on September 11, 2014.

In addition, all documents filed by Alliance Data and Conversant with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise stated therein) (i) after the date of the initial registration statement of which this proxy statement/prospectus is a part and prior to effectiveness of such registration statement and (ii) after the date of this proxy statement/prospectus and before the date of the Conversant special meeting, in each case, will be deemed to be incorporated by reference into this proxy statement/prospectus and to be a part of this proxy statement/prospectus from the dates of the filing of such documents. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and Alliance Data and Conversant are not subject to the liabilities of Section 18 of the Exchange Act with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. Alliance Data and Conversant are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this proxy statement/prospectus, unless otherwise indicated on such Form 8-K.

You can obtain any of the documents listed above without charge from the SEC, through the SEC’s web site at the address described above, or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Alliance Data Systems Corporation 7500 Dallas Parkway Suite 700 Plano, Texas 75024 Phone: (214) 494-3000 E-mail: leighann.epperson@alliancedata.com Attention: Secretary	Conversant, Inc. 30699 Russell Ranch Road Suite 250 Westlake Village, California 91362 Phone: (818) 575-4540 E-mail: eranderson@conversantmedia.com Attention: VP, Investor Relations

or

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders May Call Toll Free: (888) 750-5834 Banks and Brokers May Call Collect: (212) 750-5833

In order to receive timely delivery of any documents in advance of the Conversant special meeting, your request should be received no later than December 2, 2014. In order to receive timely delivery of any documents in advance of the election deadline for the merger, your request should be received no later than five business days prior to the election deadline. If you request any documents from Alliance Data or Conversant, Alliance Data or Conversant will mail them to you by first class mail, or another equally prompt means, within one business day after Alliance Data or Conversant, as the case may be, receives your request.

This document is a prospectus of Alliance Data and is a proxy statement of Conversant for the Conversant special meeting. Neither Alliance Data nor Conversant has authorized anyone to give any information or make any representation about the merger or Alliance Data or Conversant that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Alliance Data or Conversant has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

ALLIANCE DATA SYSTEMS CORPORATION,

CONVERSANT, INC.

and

AMBER SUB LLC

Dated as of September 11, 2014

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 11, 2014, is by and between Conversant, Inc., a Delaware corporation (the “Company”), Alliance Data Systems Corporation, a Delaware corporation (“Parent”) and Amber Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”).

WITNESSETH:

WHEREAS, provided that the Reverse Merger Condition is not satisfied, the parties intend that the Company shall be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board of Directors”) has unanimously (i) determined that it is in the best interests of the Company stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the Company stockholders;

WHEREAS, the Board of Directors of Parent has unanimously (i) determined that it is in the best interests of Parent and its stockholders (as the case may be), and declared it advisable, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, the Managers of Merger Sub have unanimously (i) determined that it is in the best interests of Merger Sub, and declared it advisable, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and adopted this Agreement;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Company stockholders have simultaneously herewith entered into Voting Agreements (each, a “Voting Agreement” and, collectively, the “Voting Agreements”) in connection with the Merger;

WHEREAS, provided that the Reverse Merger Condition is not satisfied, the parties intend that the Merger qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for United States federal income tax purposes, and the parties intend, by executing this Agreement, to adopt a “plan of reorganization” within the meaning of Treasury Regulations, Section 1.368-2(g); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement, the Company shall be merged with and into Merger Sub, whereupon the separate corporate existence of the Company shall cease, and Merger Sub shall continue its existence under Delaware law as the surviving company in the Merger (the “Surviving Company”) and a wholly owned subsidiary of Parent. The Merger shall have the effects specified in the Delaware General Corporation law, as amended (the “DGCL”) and the Delaware Limited Liability Company Act, as amended (the “DLLCA”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Akin Gump Strauss Hauer & Feld, 1700 Pacific Avenue, Suite 4100, Dallas, Texas 75201, at 10:00 a.m., local time, on the second Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, the Company and Merger Sub will cause a Certificate of Merger with respect to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware, as provided in the DGCL and the DLLCA, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the DGCL and DLLCA. The Merger shall become effective at such time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL and the DLLCA (the time the Merger becomes effective is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the relevant provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, all as provided in the DGCL and DLLCA.

Section 1.5 Organizational Documents of the Surviving Company.

(a) At the Effective Time and subject to Section 5.9, the certificate of formation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Company shall be Conversant LLC.

(b) At the Effective Time and subject to Section 5.9, the limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the limited liability company agreement of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Company shall be Conversant LLC.

Section 1.6 Managers. Subject to applicable Law, the Managers of Merger Sub immediately prior to the Effective Time will be the Managers of the Surviving Company.

Section 1.7 Officers. Except as otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holder of any shares of Company Common Stock or membership interests of Merger Sub:

(i) Membership Interests of Merger Sub. Each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time as membership interests of the Surviving Company.

(ii) Cancellation of Certain Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Company shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(iii) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, any unvested shares issued any under a Company Restricted Stock Award and any Dissenting Shares) shall be automatically converted into the right to receive the following consideration (together, the “Merger Consideration”):

(A) Each share of Company Common Stock shall be converted into the right to receive the combination (which combination shall hereinafter be referred to as the “Base Consideration”) of (x) 0.07037 of a share of validly issued, fully paid and non-assessable shares of Parent Common Stock, which exchange ratio equals $18.20 divided by the Parent Signing Trading Price, rounded to five decimal places (the “Fixed Exchange Ratio”) and (y) an amount in cash equal to $35.00 minus the product of the Parent Closing Trading Price multiplied by the Fixed Exchange Ratio (the “Per Share Cash Consideration”); provided, however; that the Per Share Cash Consideration shall not exceed $18.62 (the “Per Share Cash Cap”) and shall not be less than $14.98 (the “Per Share Cash Minimum”). In the event that the Per Share Cash Cap or the Per Share Cash Minimum is reached, then all references to the Per Share Cash Consideration shall mean the Per Share Cash Cap or the Per Share Cash Minimum, as the case may be. In lieu of the Base Consideration, each Company stockholder (other than with respect to Cancelled Shares, any unvested shares issued under a Company Restricted Stock Award and any Dissenting Shares) shall have the right to elect, with respect to each share of Company Common Stock owned by such stockholder, to receive (1) cash equal to the Per Share Cash Election Consideration (a “Cash Election”) or (2) a number of shares of Parent Common Stock equal to the Per Share Stock Election Consideration (a “Stock Election”), subject to pro ration as set forth in Section 2.1(a)(iii)(C), and otherwise on the terms and conditions set forth in this Agreement.

(B) Each share of Company Common Stock held by a Company stockholder that has effectively made and not revoked a Cash Election pursuant to Section 2.4 with respect to such share shall be converted into the right to receive an amount in cash, without interest, equal to $35.00, except in the case in which the Per Share Cash Cap or the Per Share Cash Minimum has been reached, in which case such share shall be converted into the right to receive an amount in cash, without interest, equal to (i) the Fixed Exchange Ratio multiplied by the Parent Closing Trading Price plus (ii) the Per Share Cash Consideration (such amount, the “Per Share Cash Election Consideration”), subject to pro ration, as set forth in Section 2.1(a)(iii)(C) and otherwise on the terms and conditions set forth in this Agreement. Each share of Company Common Stock held by a Company stockholder that has effectively made and not revoked a Stock Election pursuant to Section 2.4 with respect to such share shall be converted into the right to receive such number of shares of validly issued, fully paid and non-assessable shares of Parent Common Stock which equal (a) the Fixed Exchange Ratio plus (b) the Per Share Cash Consideration divided by the Parent Closing Trading Price (such amount, the “Per Share Stock Election Consideration”), subject to pro ration as set forth in Section 2.1(a)(iii)(C) and otherwise on the terms and conditions set forth in this Agreement.

(C) The Base Consideration otherwise payable on each share of Company Common Stock as to which either a Cash Election or a Stock Election has been made shall be pooled and reallocated among all such shares of Company Common Stock as to which an election has been made so that each such share gets, to the greatest extent possible, all cash or all Parent Common Stock, but with the consideration payable on each such share of Company Common Stock pro rated to the extent there is not enough cash or enough Parent Common Stock to pay pursuant to each such election (and with the difference between such pro rated amount being made up in the remaining Parent Common Stock or cash, as applicable). For the avoidance of doubt, regardless of the number of shares of Company Common Stock that are subject to either a Cash Election or a Stock Election, the aggregate amount of cash and Parent Common Stock payable by Parent in the Merger shall equal the aggregate amount of cash and Parent Common Stock that would have been payable if no election had been made with respect to any shares of Company Common Stock. Example pro ration calculations reflecting the parties’ intent are given in Exhibit 2.1 of this Agreement.

All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented in book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and the Fractional Share Cash Amount, plus any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e).

(b) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Company Common Stock held by a person (a “Dissenting Stockholder”) who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all the provisions of the DGCL concerning the right of holders of shares of Company Common Stock to require appraisal of their shares (the “Appraisal Provisions”) of Company Common Stock (“Dissenting Shares”), to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive the Merger Consideration, but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as though such shares of Company Common Stock had been converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(iii). The Company shall give Parent prompt notice of any demands for appraisal of shares of Company Common Stock received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent (which may be granted or withheld in Parent’s sole and absolute discretion), make any payment with respect to, or settle or offer to settle, any such demands.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into or exchanged for a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, however, that nothing in this

Section 2.1(c) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger, no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Common Stock pursuant to Section 2.1(a)(iii), and such fractional share interests shall not entitle the owner thereof to any dividends, voting rights or to any other rights of a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the closing price of Parent Common Stock reported on the New York Stock Exchange on the trading day immediately preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to five decimal places) of Parent Common Stock to which such holder would otherwise be entitled (the “Fractional Share Cash Amount”).

(e) Reversal of the Surviving Company. Notwithstanding anything in this Agreement to the contrary (except the remaining provisions of this Section 2.1(e)), if the product of (A) the Aggregate Stock Consideration multiplied by (B) the Testing Price (such product, the “Aggregate Stock Consideration Value”) is less than 40% of the sum of the Aggregate Stock Consideration Value plus the amount of Non-Stock Consideration, then (i) Merger Sub shall assign its obligations to a newly formed Delaware corporation that is a wholly owned subsidiary of Parent (which newly formed subsidiary shall be Merger Sub for all purposes under this Agreement) and (ii) the Company rather than Merger Sub shall survive the Merger and be the Surviving Company (“Reverse Merger Condition”). In such case, all references to the Surviving Company shall refer to the Company, and specifically:

(i) the Certificate of Incorporation of the Company shall, without further action, be amended and restated to read the same as the Certificate of Incorporation of Merger Sub in effect at the Effective Time, and shall be the Certificate of Incorporation of the Surviving Company until thereafter amended in accordance with applicable law;

(ii) the Bylaws of the Company shall, without further action, be amended and restated to read the same as the Bylaws of Merger Sub in effect at the Effective Time, and shall be the Bylaws of the Surviving Company until thereafter amended in accordance with applicable law; and

(iii) the officers and directors of Merger Sub at the Effective Time shall become the officers and directors of the Surviving Company, to serve as such until the death, resignation, removal or replacement of such persons as provided by law and the Certificate of Incorporation and Bylaws of the Surviving Company.

Section 2.2 Exchange of Certificates.

(a) Appointment of Exchange Agent. Prior to the mailing of the Proxy Statement/Prospectus, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and shall enter into an agreement (the “Exchange Agent Agreement”) relating to the Exchange Agent’s responsibilities under this Agreement, which Exchange Agent Agreement shall be subject to the reasonable approval of the Company.

(b) Deposit of Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of Company Common Stock, (i) cash sufficient to pay the Aggregate Cash Consideration (together with the Fractional Share Cash Amount) and (ii) evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the Aggregate Stock Consideration (such cash and evidence of Parent Common Stock, together with any dividends or distributions with respect thereto, the “Exchange Fund”). Subject to the terms and conditions in this

Agreement and pursuant to irrevocable instructions, the Exchange Agent shall promptly deliver the Merger Consideration to be issued pursuant to this Article II out of the Exchange Fund and the Exchange Fund shall not be used for any purpose, except as provided in this Agreement. Parent shall pay all charges and expenses, including those of the Exchange Agent, incurred by it in connection with the exchange of Company Common Stock for the Merger Consideration and other amounts contemplated by this Article II. Parent further agrees to provide to the Exchange Agent, from time to time as needed, immediately available funds sufficient to pay any dividends and other distributions, without interest, pursuant to Section 2.2(e).

(c) Exchange Procedures. As soon as reasonably practicable (and no later than the third Business Day) after the Effective Time and subject to Section 2.4, Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (other than those holders of Certificates who have properly completed and submitted, and have not revoked, Forms of Election pursuant to Section 2.4) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title as to any Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and such letter of transmittal shall be in such customary form and have such other provisions as Parent, the Company and the Exchange Agent shall reasonably agree upon prior to the Effective Time) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e). Notwithstanding anything to the contrary contained in this Agreement, Parent and the Company shall modify the procedures set forth in this Agreement with respect to the letters of transmittal and the Forms of Election, to the extent necessary to comply with DTC procedures.

(d) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent together with the Letter of Transmittal (or Form of Election), duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on any cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e).

(e) Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date at or after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into Merger Consideration that includes shares of Parent Common Stock pursuant to Section 2.1(a)(iii) unless and until such holder shall surrender such share in accordance with this Section 2.2. After the surrender in accordance with this Section 2.2 of a share of Company Common Stock to be converted into Parent Common Stock pursuant to Section 2.1(a)(iii), the holder thereof shall be entitled to receive (in addition to the Merger Consideration and the Fractional Share Cash Amount payable to such holder pursuant to this Article II) (i) the amount of dividends or other distributions, without any interest thereon, with a record date after the Effective Time theretofore paid with respect to such whole shares of

Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the date of surrender of such holder’s shares of Company Common Stock and a payment date occurring after the date of surrender, payable with respect to such whole shares of Parent Common Stock.

(f) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, subject to applicable Law in the case of Dissenting Shares, all holders of Certificates and Book-Entry Shares shall cease to have any rights as Company stockholders other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2(d) (together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e)), without interest. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Company, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent provided that any investment of such cash shall in all events be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A 1 or P 1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock who were holders at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund. Any interest or other income resulting from such investments shall be for the benefit of and paid to Parent.

(h) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for nine months after the Effective Time shall be delivered to Parent and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

(i) No Liability. None of Parent, the Company, Merger Sub or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or other amounts to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares, as of immediately prior to the date on which the Merger Consideration or such other amounts would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

(j) Withholding Rights. Each of the Surviving Company, Parent and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, such amounts as are required to be deducted or withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted, withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.

(k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as either Parent or the Exchange Agent may determine (without duplication) is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.2(h), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions, without interest, deliverable in respect thereof pursuant to this Agreement.

Section 2.3 Company Stock Options and Company Restricted Stock Awards.

(a) A list showing, as of September 8, 2014, each of the outstanding options to acquire shares of Company Common Stock under the Company Stock Plans or any other outstanding agreement (the “Company Options”) and outstanding restricted stock awards in respect of shares of Company Common Stock under the Company Stock Plans or any other outstanding agreement (the “Company Restricted Stock Awards”) is set forth on Section 3.2(b) of the Company Disclosure Schedule.

(b) Each Company Option that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be converted into an option to purchase, on the same terms and conditions as were applicable to such Company Option immediately prior to the Effective Time (each, an “Adjusted Option”), the number of shares of Parent Common Stock, rounded down to the nearest whole share, determined by multiplying the number of shares of Company Common Stock subject to the Company Option by the Per Share Stock Election Consideration, at an exercise price per share of Parent Common Stock, rounded up to the nearest whole cent, equal to the per-share exercise price for the shares of Company Common Stock otherwise purchasable pursuant to the Company Option immediately prior to the Effective Time divided by the Per Share Stock Election Consideration; provided, further, that for each Company Option that immediately prior to the Effective Time is intended to qualify as an “incentive stock option” as defined under Section 422 of the Code the option exercise price and the number of shares of Parent Common Stock purchasable under each Adjusted Option shall be determined in order to comply with Section 424(a) of the Code and Treasury Regulations Section 1.424-1, and for all other Company Options the option exercise price and the number of shares of Parent Common Stock purchasable under each Adjusted Option shall be determined in order to comply with Treasury Regulations Section 1.409A-1(b)(5)(v)(D).

(c) Each Company Restricted Stock Award (subject to the provisions of any separate agreement between the Chief Executive Officer of the Company and Parent) that is outstanding and unvested immediately prior to the Effective Time (after giving effect to any vesting acceleration that occurs or would occur as a result of the consummation of the transactions contemplated by this Agreement) shall, as of the Effective Time, be converted into a restricted stock award (an “Adjusted Restricted Stock Award”), on the same terms and conditions as were applicable to the Company Restricted Stock Award immediately prior to the Effective Time, in respect of the number of shares of Parent Common Stock, rounded down to the nearest whole share, determined by multiplying the number of shares of Company Common Stock subject to the Company Restricted Stock Award by the Per Share Stock Election Consideration.

(d) Prior to the Effective Time, the Company Board of Directors or the appropriate committee thereof shall adopt resolutions providing for the treatment of the Company Options and Company Restricted Stock Awards (collectively, the “Company Stock Awards”) as contemplated by this Section 2.3, and to terminate each of the Company Stock Plans effective immediately prior to the Effective Time. The Adjusted Options and Adjusted Restricted Stock Awards will be issued under the Parent Stock Plans, provided that the Adjusted Options and Adjusted Restricted Stock Awards shall be subject to all of the same terms and conditions as were applicable to the related Company Options or Company Restricted Stock Awards, as applicable, immediately prior to the Effective Time (taking into account the adjustments set forth in Section 2.3(b) and Section 2.3(c)). The Board of Directors of Parent or the appropriate committee thereof shall adopt resolutions providing for the grant of the Adjusted Options or Adjusted Restricted Stock Awards as contemplated by this Section 2.3 and any shares of Parent Common Stock granted in settlement of such awards shall reduce the available share pool under the applicable Parent Stock Plan. To the extent that Parent’s registration statement(s) on Form S-8 with respect to the applicable Parent Stock Plan(s) do not have sufficient registered shares of Parent Common Stock to cover the Adjusted Options and Adjusted Restricted Stock Awards, Parent shall file one or more appropriate registration statements (on Form S-3 or Form S-8 or any successor or other appropriate forms) with respect to the Parent Common Stock underlying the Adjusted Options and Adjusted Restricted Stock Awards.

(e) As soon as practicable following the date of this Agreement, the Company shall take such action as may be necessary, including adopting any necessary resolutions or amendments with respect to the ValueClick, Inc. 2007 Employee Stock Purchase Plan, as amended and restated (the “Company ESPP”) that no new contributions shall be accepted by, or made to, the Company ESPP, and any cash remaining in participants’ accounts after the date such action is taken will be distributed to participants, and the Company ESPP will be terminated effective immediately prior to the Closing Date.

Section 2.4 Company Election Procedures.

(a) Each Company stockholder shall be entitled to make a Cash Election or Stock Election with respect to each share of Company Common Stock held by such stockholder (other than Cancelled Shares, any unvested shares issued any under a Company Restricted Stock Award and any Dissenting Shares). For the avoidance of doubt, any Company stockholder that does not make a Cash Election or Stock Election will receive the Base Consideration.

(b) Parent shall prepare and file as an exhibit to the Form S-4 a form of election (the “Form of Election”) in form and substance reasonably acceptable to the Company. The Form of Election shall specify that delivery shall be made, and risk of loss and title to any Certificates shall pass only upon proper delivery of the Form of Election and any Certificates. Parent shall direct the Exchange Agent to mail the Form of Election with the Proxy Statement/Prospectus to all persons who are record holders of shares of Company Common Stock as of the record date for the Company Stockholders’ Meeting. The Form of Election shall be used by each record holder of shares of Company Common Stock (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) having the right to make an election under Section 2.4(a) to specify the number of shares of Company Common Stock, if any, held by such stockholder with respect to which such stockholder desires to make a Cash Election and the number of such shares, if any, with respect to which such stockholder desires to make a Stock Election. Parent shall use its commercially reasonable efforts to make the Form of Election available to all persons who become record holders of shares of Company Common Stock during the period between the record date for the Company Stockholders’ Meeting and the Election Deadline who have the right to make an election pursuant to Section 2.4(a).

(c) Any holder’s election shall have been properly made only if the Exchange Agent shall have received the election at its designated office by 5:00 p.m., New York City time, on the date that is one Business Day immediately preceding the Company Stockholders’ Meeting (or such other date as may be mutually agreed by Parent and the Company) (the “Election Deadline”), a Form of Election properly completed and signed and accompanied by (i) Certificates representing the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such Certificates as set forth in such Form of Election from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery)

or (ii) in the case of Company Book-Entry Shares, any additional documents required by the procedures set forth in the Form of Election. After a Cash Election or a Stock Election is validly made with respect to any shares of Company Common Stock, no Company stockholder may trade, sell or otherwise transfer such shares and no further registration of transfers of such shares shall be made on the stock transfer books of the Company, unless and until such Cash Election or Stock Election is properly revoked.

(d) Parent and the Company shall use their respective commercially reasonable efforts to publicly announce the anticipated Election Deadline at least five Business Days prior to the anticipated Election Deadline. If the Company Stockholder Meeting is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall use their respective commercially reasonable efforts to promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(e) Any Cash Election or Stock Election may be revoked with respect to all of the shares of Company Common Stock subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Cash Elections and Stock Elections shall automatically be revoked if this Agreement is terminated in accordance with Article VII. If a Cash Election or Stock Election is revoked and the Closing occurs, the shares as to which such election previously applied shall automatically receive the Base Consideration in accordance with Section 2.1(a)(iii) unless a contrary election is properly made and submitted by the holder prior to the Election Deadline. If a Cash Election or Stock Election is revoked, Certificates will be returned to holders, and the accounts of holders of Book-Entry Shares will be credited at the Depository Trust Company or equivalent, except to the extent a subsequent election is made with respect to any or all of such Certificates or Book-Entry Shares.

(f) The good faith determination of the Exchange Agent (or the joint determination of Parent and the Company, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not Cash Elections and Stock Elections shall have been properly made or revoked pursuant to this Section 2.4 and as to when Cash Elections, Stock Elections and revocations were received by the Exchange Agent. The Exchange Agent shall have reasonable discretion to disregard immaterial defects in the Forms of Election. Parent and the Company shall jointly make all computations contemplated by Section 2.1(a)(iii), and absent manifest error this computation shall be conclusive and binding. Parent and the Company shall jointly make, in good faith, any rules as are consistent with this Section 2.4 for the implementation of the Cash Elections and Stock Elections provided for in this Agreement as shall be necessary or desirable to effect these Cash Elections and Stock Elections.

Section 2.5 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Company and their respective officers and directors (or managers, as applicable) shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the Company SEC Documents publicly filed under Sections 13(a), 14(a) or 15(d) of the Exchange Act since January 1, 2014 and prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), where the relevance of the information to a particular representation is readily apparent on the face of such disclosure or (ii) the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (provided that disclosure in any section of such Company Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that it is readily apparent on the face of such disclosure that such disclosure applies to another representation), the Company represents and warrants to Parent as follows:

Section 3.1 Organization.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (with respect to jurisdictions that recognize such concept) and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction (with respect to jurisdictions that recognize such concept) in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The Company has made available to Parent prior to the date of this Agreement true and complete copies of the Company’s certificate of incorporation and bylaws (collectively, the “Company Organizational Documents”), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each material Subsidiary of the Company (collectively, the “Company Subsidiary Organizational Documents”), in each case, as amended through the date hereof. The Company Organizational Documents and the Company Subsidiary Organizational Documents are in full force and effect and neither the Company nor its Subsidiaries is in violation of any of their respective provisions in any material respect. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all Subsidiaries of the Company. Other than the Company’s Subsidiaries, as of the date hereof, there is no person whose financial position, results of operations or cash flows are consolidated in the financial statements of the Company.

Section 3.2 Capital Stock and Indebtedness.

(a) The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $0.001 per share (the “Company Common Stock”), and 20,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). As of June 30, 2014, (i) 64,501,034 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), (ii) 2,556,050 shares of Company Common Stock were held in treasury, (iii) no shares of Company Preferred Stock were issued or outstanding, (iv) 9,676,464 shares of Company Common Stock were reserved for issuance under the Company Stock Plans, of which amount (A) 9,258,972 shares of Company Common Stock were reserved for issuance under the Conversant, Inc. 2002 Stock Incentive Plan, of which amount (1) 549,895 shares were issuable upon the exercise of outstanding Company Options and (2) 2,774,930 shares of Company Common Stock are subject to outstanding Company Restricted Stock Awards, (B) 351,676 shares of Company Common Stock were reserved for issuance under the Dotomi, Inc. 2003 Stock Option and Incentive Plan, of which amount 351,676 shares were issuable upon the exercise of outstanding Company Options, (C) 20,403 shares of Company Common Stock were reserved for issuance under the Greystripe, Inc. 2005 Stock Plan, of which amount 20,403 shares were issuable upon the exercise of outstanding Company Options, (D) 44,413 shares of Company Common Stock were reserved for issuance under the SET Media, Inc. 2007 Stock Incentive Plan, of which amount 44,413 shares were issuable upon the exercise of outstanding Company Options, and (E) 1,000 shares of Company Common Stock were reserved for issuance under the Fastclick, Inc. 2005 Equity Incentive Plan, of which amount 1,000 were issuable upon the exercise of outstanding Company Options (v) 1,790,904 shares of Company Common Stock were reserved for issuance under the Company ESPP, of which amount 127,707 shares were acquired after the purchase period closed on August 31, 2014, and (vi) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of Company Common Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Stock Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except (i) as set forth in this Section 3.2(a) and Section 3.2(b) or (ii) as expressly permitted by Section 5.1(b)(E) (related to capital stock), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements, contracts or commitments to which the Company or any of its Subsidiaries is a party (A) obligating the Company or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement relating to the capital stock or other equity interest of the Company or any Subsidiary of the Company, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests of the Company or its Subsidiaries, (4) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary that is not a wholly-owned Subsidiary of the Company or (5) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Company stockholders on any matter. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth a true and complete list of all Company Stock Awards outstanding as of September 8, 2014, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Stock Award, (iii) the grant date of each such Company Stock Award, (iv) the vesting schedule of each such Company Stock Award, (v) the exercise price for each such Company Stock Award, to the extent applicable, (vi) the expiration date of each such Company Stock Award, to the extent applicable, (vii) whether such Company Stock Award is intended to qualify as an “incentive stock option” under Section 422 of the Code and (viii) the Company Stock Plan under which the Company Stock Award was granted. With respect to each grant of Company Stock Awards, each such grant was in all material respects made in accordance with the terms of the Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of Nasdaq.

(c) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Permitted Liens or restrictions on transfer imposed by applicable Law, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for equity interests in the Company’s Subsidiaries and investments in cash and cash equivalents, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest or security or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person other than a direct or indirect wholly owned Subsidiary of the Company.

(d) As of the date hereof, the Company and its Subsidiaries have no outstanding Indebtedness in excess of $5,000,000, in the aggregate, other than as set forth in Section 3.2(d) of the Company Disclosure Schedule.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to adoption of this Agreement by holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the Company Board of Directors and, except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company or vote of the Company stockholders are necessary to authorize the consummation of the transactions contemplated hereby, including the Merger. The Company Board of Directors has unanimously, subject to Section 5.3, (i) resolved to recommend that the Company stockholders adopt this Agreement (the “Company Recommendation”), (ii) determined that this Agreement and the Merger are fair to and in the best interests of the Company stockholders, (iii) approved this Agreement and the Merger and (iv) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company stockholders. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium or other similar Laws affecting creditor’s rights generally and the availability of equitable relief and any implied covenant of good faith and fair dealing (the “Enforceability Exceptions”).

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Form S-4 and the Proxy Statement/Prospectus with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Form S-4, (iii) the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), (iv) the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), (v) applicable state securities, takeover and “blue sky” laws, (vi) the rules and regulations of Nasdaq Global Select Market, (vii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any applicable international antitrust requirements and (viii) the approvals set forth in Section 3.3(b) of the Company Disclosure Schedule (subclauses (i) through (viii), the “Company Approvals”), no authorization, waiver, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, other than such authorizations, waivers, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings the failure of which to obtain or make, as applicable, would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(c) The execution and delivery by the Company of this Agreement does not, and (assuming the Company Stockholder Approval and the Company Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) except as set forth in this Agreement, result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise, or right binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, except for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or Company Subsidiary Organizational Documents or (iii) conflict with or violate any applicable Laws except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries (including each predecessor of any such Subsidiary prior to it becoming a Subsidiary) has timely filed or furnished all registrations, statements, schedules, forms, documents, reports and other documents required to be filed or furnished prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2011 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”) and has timely paid all fees due in connection therewith. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as of the time of filing with the SEC, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. None of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents (the “Company Financial Statements”) (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments and other adjustments described therein, including the notes thereto), (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated subsidiaries. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. PricewaterhouseCoopers LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof. To the knowledge of the Company, there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without additional qualification, when next due.

Section 3.6 No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that are required to be recorded or reflected on a balance sheet under GAAP, except for (i) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 (including any notes thereto), (ii) Liabilities incurred in the ordinary course of business consistent in type and magnitude with past practice since June 30, 2014, (iii) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (iv) Liabilities arising or resulting from an existing Contract, or a Contract entered into in compliance with this Agreement, except to the extent that such Liabilities arose or resulted from a breach or violation or a default of such Contract and would reasonably be expected to have a Material Adverse Effect, and (v) Liabilities required to be incurred in connection with the transactions contemplated by this Agreement.

Section 3.7 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are, and since January 1, 2011 have been, in compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees or agency requirements of Governmental Entities (collectively, “Laws” and each, a “Law”), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Since June 30, 2013, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual or possible failure on the part of the Company or any of its Subsidiaries to comply with any material Law in a material respect.

(b) The Company and its Subsidiaries hold all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary, in each case, for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”) and have paid all fees and assessments due and payable in connection therewith, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All Company Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof, except where the failure to be valid or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company and its

Subsidiaries are in compliance with the terms and requirements of all such Company Permits and to the Company’s knowledge no suspension or cancellation of any such Company Permit is threatened, in each case except as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) Neither the Company nor its Subsidiaries, nor, any of their directors, officers, or to the Company’s knowledge their employees, agents, or any other person acting for or on behalf of the Company or its Subsidiaries has, directly or indirectly, (i) violated the Foreign Corrupt Practices Act of 1977, as amended, or violated any similar Law; or (ii) made any unlawful bribe, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries. Neither the Company nor its Subsidiaries, nor, any of their directors, officers, or, to the Company’s knowledge their employees, agents, or any other person acting for or on behalf of the Company or its Subsidiaries is the subject of any current, pending or threatened investigation, inquiry or enforcement proceedings for violations of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law in any country in which the Company or its Subsidiaries does business.

(d) Since January 1, 2011, (i) none of the Company or any Subsidiary of the Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary of the Company, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or any material complaint, allegation, assertion or claim from employees of the Company or any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company, and (ii) to the knowledge of the Company, no attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported evidence of any material violation of state or federal banking or securities Laws, breach of fiduciary duty or similar violation, relating to periods after January 1, 2011, by the Company, any Subsidiary of the Company or any of their respective officers, directors, employees or agents to the Company Board of Directors or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

Section 3.8 Environmental Laws and Regulations. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company: (i) there are no actions, suits, proceedings (whether administrative or judicial) or, to the knowledge of the Company, investigations pending or threatened against the Company or any of its Subsidiaries, alleging non-compliance with or other Liability under any Environmental Law, (ii) the Company and its Subsidiaries are and have since January 1, 2011 been, in compliance with all applicable Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (iii) to the knowledge of the Company, there have been no Releases at any Company Leased Real Property of Hazardous Materials by the Company or any of its Subsidiaries, or as a result of any operations or activities of the Company or any of its Subsidiaries, that would reasonably be expected to give rise to any Liability to the Company or its Subsidiaries and (iv) to the Company’s knowledge, no Hazardous Materials are present at, on, in or under any property currently or formerly owned or leased by the Company or its Subsidiaries that would reasonably be expected to result in Liabilities under applicable Environmental Laws. None of the Company and its Subsidiaries is subject to any Order or any indemnity obligation or other Contract with any person that would reasonably be expected to result in material Liabilities to the Company or its Subsidiaries under applicable Environmental Laws or concerning Hazardous Materials or Releases. Section 3.8 of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all written notices or, to the Company’s knowledge, other communications received since January 1, 2011 by the Company or any of its Subsidiaries from any Governmental Entity regarding any actual or possible material violation of any Environmental Law (except for such notices or communications the subject matter of which has been resolved prior to the date of this

Agreement). The Company has made available to Parent copies of all environmental reports, studies and assessments prepared since January 1, 2011 that are in the possession, custody or control of the Company or any of its Subsidiaries pertaining to Releases, or compliance or non-compliance with Environmental Laws that contain information that would reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole. It is agreed and understood that the only representations and warranties made in this Agreement by the Company with respect to Environmental Laws and environmental matters are those set forth in this Section 3.8.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of each material Company Benefit Plan. Correct and complete copies of the following documents with respect to each material Company Benefit Plan have been made available to Parent by the Company to the extent applicable: (i) any plan documents and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto; (iii) the most recent actuarial report, if any; (iv) the most recent IRS determination letter; (v) the most recent summary plan descriptions; and (vi) written summaries of the material terms of all non-written material Company Benefit Plans. “Company Benefit Plan” means each bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based retirement, vacation, severance, disability, death benefit, hospitalization, medical or other employee benefit plan, program, policy, practice or arrangement, including any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and each employment, retention, change in control, salary continuation, termination or severance plan, program, policy, practice, arrangement or agreement entered into, maintained, sponsored or contributed to by the Company or any Subsidiary or to which the Company or any Subsidiary has any obligation to contribute or would otherwise reasonably be expected to have any Liability, or otherwise providing benefits to any current, former or future employee, officer or director of the Company or any Subsidiary or to any beneficiary or dependent thereof. Each Company Benefit Plan that is maintained outside the jurisdiction of the United States (a “Non-US Benefit Plan”) is indicated as such on Section 3.9(a) of the Company Disclosure Schedule.

(b) Each Company Benefit Plan has been maintained, in all material respects, in accordance with its terms and with all applicable provisions of ERISA, the Code and other applicable laws, except for non-compliance which has not had or could not reasonably be expected to have a Company Material Adverse Effect.

(c) None of the Company or its Subsidiaries nor any trade or business, whether or not incorporated, that, together with the Company or any of its Subsidiaries would be treated as a “single employer” under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA (an “ERISA Affiliate”) (i) maintains, contributes to or is obligated to contribute to, or has maintained, established, contributed to or had an obligation to contribute to, (x) any Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, (y) a “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA or (z) a “multiple employer plan” within the meaning of Sections 4063 and 4064 of ERISA or Section 413(c) of the Code; or (ii) has incurred or reasonably expects to incur any material Liability pursuant to Title IV of ERISA or any other joint and several liability provisions of the Code.

(d) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each a “Qualified Plan”) has received a favorable determination letter from the IRS for the most recent cycle applicable to such Qualified Plan and such determination letter has not been revoked (nor has revocation been threatened), and there are no existing circumstances and no events have occurred that would reasonably be expected to result in revocation thereof, or the imposition of any Liability, penalty or Tax under ERISA or the Code, except for non-compliance which has not had or could not reasonably be expected to have a Company Material Adverse Effect.

(e) There are no pending or, to the knowledge of the Company, threatened actions, claims or lawsuits with respect to any Company Benefit Plan (other than routine benefit claims), except for such actions, claims or lawsuits which, if adversely determined, would not reasonably be expected to have a Company Material Adverse Effect. No Company Benefit Plan provides for any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except (i) as required by Section 4980B of the Code or other applicable law or (ii) for coverage through the end of the month in which a termination of employment occurs.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder, either by themselves or in connection with any other event, will entitle any employee, officer or director of the Company or any Subsidiary to (i) accelerate the time of any payment, vesting of any payment or funding of compensation or benefits; (ii) any increase in the amount payable under any Company Benefit Plan or any employment, severance, bonus or similar agreement; or (iii) any payment of any amount that could individually or in combination with any other such payment constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code;

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been at all times in documentary and operational compliance with Section 409A of the Code. None of the Company or its Subsidiaries is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) of the Code.

(h) Except as would not reasonably be expected to have a Material Adverse Effect on the Company, each Non-US Benefit Plan has (i) been registered with an appropriate governmental authority to the extent required and (ii) if intended to qualify for special tax treatment, meets all requirements of such treatment, and, in each case, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect such registration or qualification.

(i) None of the Company nor any of its Subsidiaries is a party to any Contract with any consultant or independent contractor, other than such Contracts which (i) do not require payments in excess of $200,000 in any 12-month period and (ii) are terminable upon 90 days’ notice or less without penalty.

Section 3.10 Absence of Certain Changes or Events.

(a) Since June 30, 2014 and through the date of this Agreement, except as otherwise permitted by this Agreement, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business, and none of the Company or any Subsidiary of the Company has undertaken any action that if taken after the date of this Agreement (and after prior consultation with Parent) would require Parent’s consent pursuant to Section 5.1(b).

(b) Since January 1, 2011 and through the date of this Agreement, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.11 Investigations; Litigation. (a) The Company has not received written notice of any pending or threatened investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no pending or, to the knowledge of the Company, threatened actions, suits, proceedings or claims of any nature or subpoenas, civil investigative demands or other written requests for information relating to potential violations of Law, in each case pending (or, to the knowledge of the Company, threatened) against the Company or any of its Subsidiaries, or any of their respective properties and (c) there are no Orders of, or before, any Governmental Entity against the Company or any of its Subsidiaries, in each case of subclauses (a) through (c) that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Section 3.11 of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all material actions, suits, proceedings or claims, in each case pending (or, to the knowledge of the Company, threatened) against the Company or any of its Subsidiaries, or any of their respective properties.

Section 3.12 Information Supplied.

(a) The information supplied or to be supplied by the Company in writing expressly for inclusion in the registration statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock in the Merger (the “Form S-4”) will not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent in writing expressly for inclusion therein. The information supplied or to be supplied by the Company in writing expressly for inclusion in the proxy statement relating to the Company Stockholders’ Meeting included in the Form S-4 (the “Proxy Statement/Prospectus”) will not, at the time the Proxy Statement/Prospectus is first mailed to the Company stockholders and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent in writing expressly for inclusion therein.

(b) Confidentiality and Standstill Provisions. Except as provided pursuant to Section 5.3(f), as of the date hereof, neither the Company, nor any of its controlled Affiliates, has granted any waiver to any person, other than Parent, or any of Parents Affiliates, under any confidentiality or standstill provision in any agreement to which the Company or its controlled Affiliates is a party.

Section 3.13 Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) The Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate in all respects.

(b) The Company and each of its Subsidiaries have timely paid all Taxes that were required to be paid by any of them or that the Company or any of its Subsidiaries were obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP, in the Company Financial Statements.

(c) Neither the Company nor any of its Subsidiaries has granted any waivers of any statute of limitations with respect to Taxes or has granted any extensions of time with respect to a Tax assessment or deficiency that is currently in effect.

(d) There are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries.

(e) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet delinquent.

(f) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof.

(g) Neither the Company nor any of its Subsidiaries (i) is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than (x) an agreement or arrangement solely among members of a group the common parent of which is the Company or among the Company and or/its Subsidiaries or (y) pursuant to ordinary course commercial contracts not primarily relating to Taxes, each an “Excluded Tax Sharing Agreement”) or (ii) has any Liability for Taxes of any person (other than the Company or any of its Subsidiaries) (A) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), (B) as transferee, (C) as successor, or (D) other than pursuant to an Excluded Tax Sharing Agreement, or otherwise.

(h) None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(i) The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Financial Statements filed with the SEC prior to the date hereof are adequate, in accordance with GAAP, to cover Taxes payable by the Company and its Subsidiaries through the date of such Company Financial Statements.

(j) The Company and each of the Subsidiaries have timely filed with the appropriate Governmental Entity all abandoned or unclaimed property reports required to be filed by or with respect to it, either separately or as part of an affiliated group of entities, pursuant to the laws of any Governmental Entity with authority over the Company or any of the Subsidiaries or any of their assets or businesses, on or prior to the Closing Date, and such reports were correct and complete when filed. The Company and each of the Subsidiaries has properly paid over (or escheated) to such Governmental Entity all abandoned or unclaimed property required to be paid over (or escheated) as of the Closing Date.

Section 3.14 Employment and Labor Matters. Neither the Company nor any of its Subsidiaries is or has since January 1, 2011 been, a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”). No employee of the Company or any of its Subsidiaries is represented by a labor organization for purposes of collective bargaining with respect to the Company or any of its Subsidiaries. To the knowledge of the Company, from June 30, 2014 through the date hereof, there have been no material activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. From January 1, 2011 through the date hereof, there has been no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Company’s knowledge, threatened, that would reasonably be expected to have a Material Adverse Effect on the Company. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) there is no pending charge or complaint against the Company or any of its Subsidiaries by the U.S. National Labor Relations Board or any comparable Governmental Entity, and (ii) none of the Company and its Subsidiaries are a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have complied with all Laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and equitable pay practices) and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and no claims relating to non-compliance with the foregoing are pending or, to the Company’s knowledge, threatened. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by the Company pursuant to any workplace safety and insurance/workers’ compensation Laws.

Section 3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all U.S. and foreign pending applications and registrations, including pending and issued patents, for all Intellectual Property owned by the Company or any of its Subsidiaries (the foregoing being, collectively, the “Company Registered Intellectual Property”). Each of the Company Registered Intellectual Property is subsisting, and all the necessary filing, examination, issuance, post registration and maintenance fees, taxes, annuities and the like that have become due in connection with the Company Registered Intellectual Property have been timely paid and all necessary recordations and certificates in connection with each item of the Company Registered Intellectual Property have been timely filed with the relevant governmental authority except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(b) The Company and/or its Subsidiaries is the exclusive owner of all right, title, and interest, free and clear of all Liens (except for Permitted Liens) to, or otherwise have a valid and enforceable right to use, assign, convey, and transfer all Company Material Intellectual Property. Neither this Agreement nor the consummation of the transactions contemplated hereby will result, in any manner, in the loss or impairment of such Company Material Intellectual Property or the Company’s rights to use any Intellectual Property of a third party in any material manner, other than as set forth on Section 3.3(c) of the Company Disclosure Schedule.

(c) Neither the Company Material Intellectual Property nor the conduct of the business of the Company and its Subsidiaries infringe, violate or constitute misappropriation of any Intellectual Property or other rights of any third person except as would not reasonably be expected to have a Material Adverse Effect on the Company. To the Company’s knowledge, no third person is infringing, violating, or misappropriating any Intellectual Property owned or used by the Company or its Subsidiaries in any material manner. There is no asserted written claim received by the Company in the past three (3) years (including any “cease and desist” letters and unsolicited invitations to license) that the Company or any Subsidiary has infringed, violated or misappropriated, or is infringing or violating any Intellectual Property or other rights of any third person in any material respect.

(d) The Company and its Subsidiaries maintains reasonable and appropriate administrative, physical and technical security controls for all IT Assets that are intended to safeguard such IT Assets from the risk of business disruption arising from attacks (including virus, worm and denial-of-service attacks), unauthorized activities of any employee, hackers or any other person except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The IT Assets have not suffered any material failure within the past three (3) years and are reasonably secure against intrusion. The IT Assets perform in all material respects as currently required by the Company for use in connection with the current business of the Company. Further, the Company and its Subsidiaries maintain commercially reasonable data backup, data storage, system redundancy and disaster recovery procedures as well as a commercially reasonable business continuation program except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(e) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the Trade Secrets of the Company and its Subsidiaries and third party confidential information or Trade Secrets provided to or stored by the Company or any Subsidiary that the Company or such Subsidiary is obligated to maintain in confidence except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. All Company Material Intellectual Property that was created by employees, agents, contractors, and free lancers (in each foregoing case, both current and former) of the Company and its Subsidiaries is owned by the Company or its applicable Subsidiary either by operation of law or pursuant to a written and binding contract with the Company and/or its Subsidiaries (as applicable). All employees, agents, contractors, and free lancers (in each foregoing case, both current and former) who have or had access to material Trade Secrets of the Company have executed binding confidentiality agreements with respect to the confidentiality of such material Trade Secrets.

Section 3.16 Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company has good and valid title to, or in the case of leased personal property assets, valid leasehold interests in, all tangible personal property currently necessary for the operation of the business of the Company and its Subsidiaries free and clear of any Liens, except Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the tangible personal property currently necessary for the operation of the business of the Company and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, either the Company or a Subsidiary of the Company has a good and valid leasehold (or, as applicable, license or other) interest in all leases, subleases and other agreements under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens. Section 3.16(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Leased Real Property as of the date hereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Real Property Lease (A) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions and (B) no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any such Company Real Property Lease, and (C) to the knowledge of the Company, no event has occurred which, with the giving of notice, the passage of time, or both, would constitute a breach or violation or default under any such Company Real Property Lease. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person any right to use or occupy Company Leased Real Property, which sublease, license or other grant is material to the Company and its Subsidiaries, taken as a whole.

(c) None of the Company or any of its Subsidiaries owns any real property.

(d) Neither the Company nor any of its Subsidiaries has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending, and, to the knowledge of the Company, there are no such proceedings threatened against any of the Company Leased Real Property.

(e) No representation is made under this Section 3.16 with respect to any intellectual property or intellectual property rights, which are the subject of Section 3.15.

Section 3.17 Insurance. Section 3.17 of the Company Disclosure Schedule sets forth a list, as of the date hereof, of all insurance policies held by the Company and its Subsidiaries and, with respect to each policy, the policy number, premium, insurer(s), policy limits and policy period. All insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect, all premiums and other payments due on such policies have been paid by the Company or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, except in each case as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company. The Company and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement, and neither the Company nor any of its Subsidiaries is in breach or violation or default under, or has taken any action that could permit termination or material modification of, any insurance policies except in each case as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company. To the Company’s knowledge, as of the date of this Agreement, (i) there is no threatened termination of, or threatened premium increase with respect to, any of such policies other than increases in connection with the Company’s annual renewal process and (ii) there is no claim pending regarding the Company or any of its Subsidiaries under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, other than in both subclauses (i) and (ii), in the ordinary course of business consistent with past practice or such as is normal and customary in the Company’s industry.

Section 3.18 Opinion of Financial Advisor. The Company Board of Directors has received the opinion of Morgan Stanley & Co. LLC to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof as set forth in such opinion, the Merger Consideration to be received by the holders of shares of the Company Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of said opinion to Parent solely for informational purposes. On and subject to the terms of any engagement letter referred to in Section 3.24, the Company has been authorized by Morgan Stanley & Co. LLC to permit the inclusion of such opinion in its entirety and references thereto in the Form S-4 and the Proxy Statement/Prospectus.

Section 3.19 Material Contracts.

(a) Except as set forth in Section 3.19(a) of the Company Disclosure Schedule and in the Company SEC Documents, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by (other than any of the following solely between the Company and its wholly-owned Subsidiaries or solely between any wholly-owned Subsidiaries):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than any Company Benefit Plan);

(ii) any Contract with any of its directors or officers (other than any Company Benefit Plan);

(iii) any Contract that (A) imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other person, solicit any client or customer, acquire or dispose of the securities of another person, or any other provision that materially restricts the conduct of any line of business by the Company or its Subsidiaries (or that following the Closing will materially restrict the ability of Parent or its Subsidiaries to engage in any line of business) or (B) (1) obligates the Company or its Subsidiaries (or following the Closing, Parent or its Subsidiaries) to conduct business with any third party on a preferential or exclusive basis or (2) contains “most favored nation” or similar covenants, obligations or other agreements;

(iv) any Collective Bargaining Agreement;

(v) any agreement relating to Indebtedness of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $1,000,000;

(vi) any Contract that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties that are material to the Company or its Subsidiaries, taken as a whole;

(vii) any Contract entered into after January 1, 2011 that provides for the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) and with any outstanding obligations or liabilities as of the date of this Agreement that are material to the Company and its Subsidiaries, taken as a whole (including any such Contract which has been completed but for which any obligations or liabilities of either party (including for indemnification) remain outstanding);

(viii) any joint venture, partnership or limited liability company agreement or other similar Contract entered into after January 1, 2011 relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries;

(ix) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries (i) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (ii) to make loans to the Company or any of its Subsidiaries or (iii) to grant Liens on the property of the Company or any of its Subsidiaries;

(x) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in excess of $1,000,000 in, any person (other than the Company or any of its Subsidiaries), other than loans and advances to employees of the Company or any of its Subsidiaries in the ordinary course of business;

(xi) any Contract (A) granting the Company and/or one of its Subsidiaries any right to use any material third party Intellectual Property (other than commercially-available, non-customized software licenses with annual fees of less than or equal to $500,000), (B) permitting any third person to use, enforce or register any Intellectual Property owned by the Company or its Subsidiaries, including any license agreements (other than non-exclusive licenses granted to customers in the ordinary course of business that are, in all material respects, on the Company’s or its Subsidiaries’ standard form), coexistence agreements and covenants not to sue or (C) restricting the right of the Company or its Subsidiaries to use or register any Intellectual Property owned by the Company or its Subsidiaries;

(xii) any Contract (1) that by its terms calls for the payment of more than $5,000,000 by the Company and its Subsidiaries in any year over the life of such Contract or (2) to which any Top Supplier is a party;

(xiii) any Contract (1) that involved the receipt of more than $10,000,000 in revenue by the Company and its Subsidiaries in the fiscal year ending December 31, 2013 or that is expected to result in the receipt of such amount by the Company and its Subsidiaries in the fiscal year ending December 31, 2014 or (2) to which any Top Customer is a party;

(xiv) any Contract that provides for any standstill or similar obligations to which the Company or any Company Subsidiary is subject or a beneficiary thereof, which is material to the Company and Company Subsidiaries taken as a whole (or, following the consummation of the transactions contemplated hereby, would be material to Parent or any Parent Subsidiary, including the Surviving Corporation or the Surviving Company) (provided that the Company shall not be required to list the parties to any such agreements to the extent prohibited by confidentiality agreements existing prior to August 18, 2014); or

(xv) any Contract that is material to the business of the Company and the Company Subsidiaries, taken as a whole, that would or would reasonably be expected to prevent, materially delay or impair the consummation of the transactions contemplated hereby.

All contracts of the types referred to in clauses (i) through (xv) above (whether or not set forth on Section 3.19 of the Company Disclosure Schedule) are referred to herein as “Company Material Contracts.” The Company has made available to Parent or its Representatives prior to the date of this Agreement a complete and correct copy of each Company Material Contract as in effect on the date of this Agreement.

(b) Neither the Company nor any Subsidiary of the Company is in breach or violation of or default in any respect under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in breach or violation of or default in any respect under the terms of any Company Material Contract and, to the knowledge of the Company, no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach or violation of or default under the terms of any Company Material Contract, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, each Company Material Contract (i) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and of each other party thereto, and (ii) is in full force and effect, subject to the Enforceability Exceptions. There are no disputes pending or, to the Company’s knowledge, threatened with respect to any Company Material Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract, nor to the Company’s knowledge, is any such party threatening to do so, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.20 Suppliers. Section 3.20 of the Company Disclosure Schedule sets forth a true, correct and complete list of the top ten suppliers (the “Top Suppliers”) by the aggregate amounts paid by the Company and its Subsidiaries during the twelve months ended June 30, 2014. Since June 30, 2014, except as would not reasonably be expected to have a Material Adverse Effect on the Company, (a) there has been no termination of the business relationship of the Company or its Subsidiaries with any Top Supplier, (b) there has been no change in the terms of its business relationship with any Top Supplier adverse to the Company or its Subsidiaries and (c) no Top Supplier has notified the Company or any of its Subsidiaries in writing that it intends to terminate or change the pricing or other terms of its business in any respect adverse to the Company or its Subsidiaries. Except for letters of credit for outstanding purchase orders, none of the Company or any of its Subsidiaries is required to provide any material bonding or other material financial security arrangements in connection with any transactions with any supplier in the ordinary course of its business.

Section 3.21 Customers. Section 3.21 of the Company Disclosure Schedule sets forth a true, correct and complete list of the top ten customers of the Company, as measured for the 12-month period ended June 30, 2014 (the “Top Customers”). No customer listed on Section 3.21 of the Company Disclosure Schedule and no customer which individually accounted for more than 10% of the Company’s consolidated revenues during the 12-month period preceding June 30, 2014 has cancelled or otherwise terminated or, to the knowledge of the Company, threatened to cancel, terminate or otherwise alter the terms of its business with the Company, except as would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is involved in any dispute with any such customer of the Company that would reasonably be expected to have a Material Adverse Effect on the Company nor has the Company or any of its Subsidiaries been notified by or has notified any such customer, in writing, of any breach or violation of any contract or agreement with any such customer.

Section 3.22 Malware and Open Source. The Company Products are free of any disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” “harmful code,” or other software routines or hardware components that in each case permit unauthorized access or the unauthorized disablement or unauthorized erasure of any Company Product or any product or system incorporating a Company Product (or parts thereof) or any associated data or other software, except as would not reasonably be expected to have a Material Adverse Effect on the Company. No open source software, freeware or other software distributed under similar licensing, copyleft, or use/distribution models has been incorporated into any of the software or application comprising or included in any Company Products or Company Material Intellectual Property that, as utilized in the business of the Company as currently conducted, would obligate the Companies and or its Subsidiaries to disclose free of charge to any persons the source code for any proprietary software or proprietary application comprising or included in Company Products or Company Material Intellectual Property. Further, the Company and its subsidiaries have not and are not in violation of any open source license agreements. Notwithstanding the foregoing, the representations made in this Section 3.22 shall be to the Company’s knowledge with respect to any aspects of the Company Products that are licensed by, or are a service provided by, a third party.

Section 3.23 Privacy.

(a) Section 3.23(a)(i) of the Company Disclosure Schedule sets forth a comprehensive description of the types of Personal Information collected by or for the Company and its Subsidiaries. The Company and its Subsidiaries have, at all times, complied in all material respects with applicable privacy and data security Laws and regulations (collectively, “Privacy Laws”) and internal privacy policies, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and, to the Company’s knowledge, the execution, delivery and performance of this Agreement complies with all such Privacy Laws. Except as described in Section 3.23(a)(ii) of the Company Disclosure Schedule, neither the

Company nor any of its Subsidiaries, in the prior three (3) years (a) has received a written notice that there has been a material breach or violation of security or unauthorized access to or unauthorized acquisition, use, loss, destruction, compromise or disclosure of any Personal Information maintained or stored by or for the Company or any of its Subsidiaries in violation of applicable Privacy Laws (a “Material Security Breach”); (b) has received a written notice from any users or customers of the internet websites owned, maintained or operated by or for the Company or any of its Subsidiary asserting a Material Security Breach or seeking compensation for breach or violation of a Privacy Law; or (c) has notified, or been required or obligated to notify, any users or customers of the internet websites owned, maintained or operated by or for the Company or any Company Subsidiary with respect to a Material Security Breach.

(b) Section 3.23(b) of the Company Disclosure Schedule contains each Company Privacy Policy currently in effect. Each of the Company and the Subsidiaries has complied with, and the conduct of the business of each such entity as currently conducted complies, with the present Company Privacy Policies as well as the Company Privacy Policies used by the Company and its Subsidiaries in the prior three (3) years, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated thereby, nor the Company’s or the Subsidiaries’ collection, disclosure to Parent, possession, or use of any Personal Data or any data or information in company databases, will result in any material violation or breach of any Company Privacy Policy, except as would not reasonably be expected to have a Material Adverse Effect on the Company. None of the disclosures made or contained in any Company Privacy Policy has been inaccurate, misleading or deceptive or in violation of any applicable Law regarding the privacy of users of any website or service operated by or on behalf of the Company or any Subsidiary in any material respects (including containing any material omission).

(c) Section 3.23(c) of the Company Disclosure Schedule accurately identifies (and the Company has made available a true, correct and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to the Company or any Subsidiary or any of their respective representatives in the prior three (3) years months regarding any actual, alleged or suspected material infringement or material violation of any Privacy Law by the Company, any of its Subsidiaries, any of their customers or users or any Company Product, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

Section 3.24 Finders or Brokers. Except for Morgan Stanley & Co. LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger. The Company has made available to Parent a true, correct and complete copy of any engagement letter or other Contract between the Company and Morgan Stanley & Co. LLC relating to the Merger and the other transactions contemplated by this Agreement.

Section 3.25 State Takeover Statutes. Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.16, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated by this Agreement all potentially applicable anti-takeover statutes or regulations of the DGCL (including Section 203 thereof and any similar provisions in the Company’s certificate of incorporation or bylaws).

Section 3.26 Export Control Laws. The Company and each of its Subsidiaries have complied in all material respects with all applicable export and re-export control Laws (“Export Controls”), including the Export Administration Regulations (“EAR”) maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), and the International Traffic in Arms Regulations (“ITAR”) maintained by the Department of State and any applicable anti-boycott compliance regulations. Neither the Company nor any of its Subsidiaries has sold, exported, re-exported, transferred, diverted, or otherwise disposed of any products, software, or technology

(including products derived from or based on such technology) to any destination, entity, or person prohibited by the Laws of the United States, without obtaining prior authorization from the competent government authorities as required by those Laws. The Company and its Subsidiaries are in material compliance with all applicable import Laws (“Import Restrictions”), including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

Section 3.27 Web Practices. Neither the Company nor any of its Subsidiaries have ever engaged in or, to the Company’s knowledge, have been the subject of any computer hacking or any tactics that are illegal or materially violate the rules and regulations of search engines and (b) to the Company’s knowledge, no search engine has removed, penalized or otherwise asserted any written claim against the Company, any of its Subsidiaries or any of the Company’s website(s) alleging that the Company or any of its Subsidiaries have engaged in such tactics. To the knowledge of the Company, there are no links back to the Company’s website(s) that the Company or any of its Subsidiaries would consider harmful or inconsistent with their business objectives.

Section 3.28 No Repatriations. Neither the Company nor any of its Subsidiaries has made or effected a transaction involving the repatriation of cash or other property to the United States from outside the United States after June 30, 2014 by way of a dividend, a distribution, or any other transaction.

Section 3.29 No Other Representations. Except for the representations and warranties contained in this Article III or in any certificates delivered by the Company in connection with the Closing, each of Parent and Merger Sub acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information (including management presentations, projections, forecasts, documents or other information) provided or made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms, or in due diligence sessions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (i) the Parent SEC Documents publicly filed under Sections 13(a), 14(a) or 15(d) of the Exchange Act since January 1, 2014 and prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), where the relevance of the information to a particular representation is readily apparent on the face of such disclosure or (ii) the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (provided that disclosure in any section of such Parent Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that it is readily apparent on the face of such disclosure that such disclosure applies to another representation), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization; Capitalization.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Merger Sub is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (with respect to jurisdictions that recognize such concept) and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction (with respect to jurisdictions that recognize such concept) in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent’s bank Subsidiaries, Comenity Bank and Comenity Capital Bank, are excluded from the definition of “bank” in Section 2(c) of the Bank Holding Company Act of 1956 (12 U.S.C. 1841(c)), as amended.

(b) Parent has made available to the Company prior to the date of this Agreement true and complete copies of Parent’s certificate of incorporation and bylaws (collectively, the “Parent Organizational Documents”), and Merger Sub’s certificate of formation and limited liability company agreement (collectively, the “Merger Sub Organizational Documents”), in each case, as amended through the date hereof. The Parent Organizational Documents and the Merger Sub Organizational Documents are in full force and effect and neither Parent nor Merger Sub is in violation of any of their respective provisions in any material respect. Section 4.1(b) of the Parent Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all Subsidiaries of Parent. Other than Parent’s Subsidiaries and consolidated variable interest entities, as of the date hereof, there is no person whose financial position, results of operations or cash flows are consolidated in the financial statements of Parent.

(c) The authorized capital stock of Parent consists of 200,000,000 shares of common stock, par value $0.01 per share (the “Parent Common Stock”), and 20,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of June 30, 2014, (i) 55,877,640 shares of Parent Common Stock were issued and outstanding (not including shares held in treasury), (ii) 45,708,229 shares of Parent Common Stock were held in treasury, (iii) no shares of Parent Preferred Stock were issued or outstanding and (iv) 22,503,000 shares of Parent Common Stock were reserved for issuance under the Parent Stock Plans, of which amount (A) 195,101 shares of Parent Common Stock are subject to outstanding options, (B) no shares of Parent Common Stock are subject to outstanding restricted stock awards, and (C) 850,280 shares of Parent Common Stock are subject to outstanding time- and performance-vesting restricted stock unit awards (assuming satisfaction of any performance vesting conditions at maximum levels), (v) 1,500,000 shares of Parent Common Stock were reserved for issuance under each of Alliance Data Systems 401(k) and Retirement Savings Plan and Alliance Data Systems Corporation Amended and Restated Employee Stock Purchase Plan; and (vi) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All outstanding shares of Parent Common Stock are, and shares of Parent Common Stock issued or reserved for issuance in connection with the Merger, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 4.1(c), as of June 30, 2014, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (A) obligating Parent or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement relating to the capital stock or other equity interest of Parent or any Subsidiary of Parent, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests of Parent or its Subsidiaries, (4) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary that is not a wholly owned Subsidiary of Parent or (5) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Stock or Parent Preferred Stock or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries. As of the date hereof, neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of Parent or any of its Subsidiaries.

Section 4.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate action or proceedings on the part of either Parent or Merger Sub, or vote of Parent’s or Merger Sub’s stockholders, is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger. The Board of Directors of Parent and the Managers have unanimously (i) determined that this Agreement and the Merger are fair to and in the best interests of Parent’s stockholders or Merger Sub, respectively, and (ii) approved this Agreement and the Merger. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Form S-4 and the Proxy Statement/Prospectus with the SEC and any amendments or supplements thereto and declaration of effectiveness of the S-4, (iii) the Exchange Act, (iv) the Securities Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the HSR Act and any applicable international antitrust requirements and (vii) the approvals set forth in Section 4.2(b) of the Parent Disclosure Schedule (subclauses (i) through (vi), the “Parent Approvals”), no authorization, waiver, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, other than such authorizations, waivers, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings the failure of which to obtain or make, as applicable, would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

(c) The execution and delivery by Parent and Merger Sub of this Agreement does not, and (assuming the Parent Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) except as set forth in this Agreement, result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise or right binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound, or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries except for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent, (ii) conflict with or result in any violation of any provision of the charter or bylaws or other equivalent organizational document, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

Section 4.3 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries (including each predecessor of any such Subsidiary prior to it becoming a Subsidiary) has timely filed or furnished all registrations, statements, schedules, forms, documents, reports and other documents required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2011 (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”) and has timely paid all fees due in connection therewith. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act as of the time of filing with the SEC, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents. None of the Parent SEC Documents are, to the knowledge of Parent, the subject of ongoing SEC review.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in or incorporated by reference into the Parent SEC Documents (the “Parent Financial Statements”) (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments and other adjustments described therein, including the notes thereto), (ii) were prepared in conformity with GAAP (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) have been prepared from, and are in accordance with, the books and records of Parent and its consolidated subsidiaries. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Deloitte & Touche, LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c) Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(d) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the Board of Directors of Parent (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof. To the knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without additional qualification, when next due.

(e) Each of Comenity Bank and Comenity Capital Bank has timely filed all call reports required to be filed by it with each of their respective bank regulators since January 1, 2011, and since January 1, 2011 has paid all required bank regulatory fees and assessments (including deposit insurance assessments) when due.

Section 4.4 No Undisclosed Liabilities. There are no Liabilities of Parent or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that are required to be recorded or reflected on a balance sheet under GAAP, except for (i) Liabilities that are reflected or reserved against on the consolidated balance sheet of Parent and its Subsidiaries included in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 (including any notes thereto), (ii) Liabilities incurred in the ordinary course of business consistent in type and magnitude with past practice since June 30, 2014, (iii) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (iv) Liabilities arising or resulting from an existing Contract, or a Contract entered into in compliance with this Agreement, except to the extent that such Liabilities arose or resulted from a breach or violation or a default of such Contract and that would reasonably be expected to have a Material Adverse Effect on Parent, and (v) Liabilities incurred in connection with the transactions contemplated by this Agreement.

Section 4.5 Compliance with Law; Permits.

(a) Parent and its Subsidiaries are, and since January 1, 2011 have been, in compliance with all applicable Laws, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Since June 30, 2013, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s knowledge, other communication from any Governmental Entity regarding any actual or possible failure on the part of Parent or any of its Subsidiaries to comply with any material Law applicable to their businesses, operations, properties or assets in a material respect.

(b) Parent and its Subsidiaries hold all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary, in each case, for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”) and have paid all fees and assessments due and payable in connection therewith, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. All Parent Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof, except where the failure to be valid or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Parent and its Subsidiaries are in compliance with the terms and requirements of all Parent Permits, and to Parent’s knowledge no suspension or cancellation of any such Parent Permit is threatened, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) Neither Parent nor its Subsidiaries, nor any of their directors, managers, officers, or to Parent’s knowledge their employees, agents or any other person acting for or on behalf of Parent or any of its Subsidiaries, directly or indirectly, (i) violated the Foreign Corrupt Practices Act of 1977, as amended, or violated any similar Law; or (ii) made any unlawful bribe, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries. Neither Parent nor its Subsidiaries, nor, any of their directors, officers, or, to Parent’s knowledge their employees, agents, or any other person acting for or on behalf of Parent or its Subsidiaries is the subject of any current, pending or threatened investigation, inquiry or enforcement proceedings for violations of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law in any country in which Parent or its Subsidiaries does business.

(d) Since January 1, 2011, (i) none of Parent or any Subsidiary of Parent nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any Subsidiary of Parent, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary of Parent or any material complaint, allegation, assertion or claim from employees of Parent or any Subsidiary of Parent regarding questionable accounting or auditing matters with respect to Parent or any Subsidiary of Parent, and (ii) to the knowledge of Parent, no attorney representing Parent or any Subsidiary Parent, whether or not employed by Parent or any Subsidiary of Parent, has reported evidence of any material violation of state or federal banking or securities Laws, breach or violation of fiduciary duty or similar violation, relating to periods after January 1, 2011, by Parent, any Subsidiary of Parent or any of their respective officers, directors, managers, employees or agents to the Board of Directors of Parent or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.

Section 4.6 Absence of Certain Changes or Events.

(a) Since June 30, 2014 through the date of this Agreement, except as otherwise permitted by this Agreement, the businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business, and none of Parent or any Subsidiary of Parent has undertaken any action that if taken after the date of this Agreement would require the Company’s consent pursuant to Section 5.1(c).

(b) Since June 30, 2014, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.7 Investigations; Litigation. (a) Parent has not received written notice of any pending or threatened investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no pending or, to the knowledge of Parent, threatened actions, suits, proceedings or claims of any nature or subpoenas, civil investigative demands or other written requests for information relating to potential violations of Law, in each case pending (or, to the knowledge of Parent, threatened) against Parent or any of its Subsidiaries, or any of their respective properties and (c) there are no Orders of, or before, any Governmental Entity against Parent or any of its Subsidiaries, in each case of subclauses (a) through (c) that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Section 4.7 of the Parent Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all material actions, suits, proceedings or claims, in each case pending (or, to the knowledge of Parent, threatened) against Parent or any of its Subsidiaries, or any of their respective properties.

Section 4.8 Information Supplied. The information supplied or to be supplied by Parent in writing expressly for inclusion in the Form S-4 will not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company in writing expressly for inclusion therein. The information supplied by Parent in writing expressly for inclusion in the Proxy Statement/Prospectus will not, at the time the Proxy Statement/Prospectus is first mailed to the Company stockholders and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated

therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company in writing expressly for inclusion therein.

Section 4.9 Finders or Brokers. Except for Wells Fargo Securities, LLC, neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.10 Contracts. The Exhibit Index to Parent’s Annual Report on Form 10-K for the year ended December 31, 2013 or the Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed subsequent to such Form 10-K list each Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K (each, a “Parent Material Contract”). Neither Parent nor any Subsidiary of Parent is in breach or violation of or default in any material respect under the terms of any Parent Material Contract and, to the knowledge of Parent, no other party to any Parent Material Contract is in breach or violation of or default in any material respect under the terms of any Parent Material Contract and, to the knowledge of Parent, no event has occurred or not occurred through Parent’s or any of its Subsidiaries’ action or inaction or, to Parent’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach or violation of or default under the terms of any Parent Material Contract, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. To the knowledge of Parent, each Parent Material Contract (i) is a valid and binding obligation of Parent or the Subsidiary of Parent that is party thereto and of each other party thereto, and (ii) is in full force and effect, subject to the Enforceability Exceptions. There are no disputes pending or, to Parent’s knowledge, threatened with respect to any Parent Material Contract and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to a Parent Material Contract to terminate for default, convenience or otherwise any Parent Material Contract, nor to the Parent’s knowledge, is any such party threatening to do so, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.11 Financing. Parent will have available at the Effective Time sufficient funds to make the deposit into the Exchange Fund required pursuant to Section 2.2 and to consummate the Merger and the other transactions contemplated hereby.

Section 4.12 Merger Sub. Merger Sub is a direct, wholly owned subsidiary of Parent, and is managed by the Managers. Since its date of formation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.13 Ownership of Company Common Stock. As of the date of this Agreement, neither Parent nor any of its Subsidiaries beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock. Other than the Voting Agreements, there are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 4.14 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the certificate of incorporation or bylaws of Parent or the applicable rules of the New York Stock Exchange in order for Parent to issue shares of Parent Common Stock pursuant to the terms of this Agreement or to consummate the Merger.

Section 4.15 Tax Free Reorganization. Neither the Parent nor, to the Parent’s knowledge, any of its Affiliates has taken or agreed to take action that would prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code (provided that the Reverse Merger Condition is not satisfied).

Section 4.16 No Other Representations. Except for the representations and warranties contained in this Article IV or in any certificates delivered by Parent or Merger Sub in connection with the Closing, the Company acknowledges that neither Parent, Merger Sub nor any person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or with respect to any other information (including management presentations, projections, forecasts, documents or other information) provided or made available to the Company in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms, or in due diligence sessions.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) During the period from the date hereof until the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly required by this Agreement or (iv) as set forth in Section 5.1(a) of the Company Disclosure Schedule or Section 5.1(a) of the Parent Disclosure Schedule (as applicable), each of the Company and Parent shall and shall cause each of their respective Subsidiaries to: (x) conduct its business in all material respects in the ordinary course, (y) subject to compliance with the other restrictions in this Section 5.1, use reasonable best efforts to maintain and preserve intact, in all material respects, its business organization, assets, key employees, present lines of business, rights, franchises, permits and business relationships with customers and suppliers and (z) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Parent to perform its covenants, obligations or other agreements under this Agreement or to consummate the transactions contemplated hereby.

(b) During the period from the date hereof until the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent (which may be granted or withheld in Parent’s sole and absolute discretion, except that in the case of Section 5.1(b)(D), (L), (M), (N), (O), (P), (Q), (R), (S), (T), (U), (V) and (W) and, to the extent relating to the foregoing clauses, Section 5.1(b)(AA), such consent shall not be unreasonably withheld, conditioned or delayed), or (iii) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

(A) amend the Company Organizational Documents or the Company Subsidiary Organizational Documents, or otherwise take any action to exempt any person from any provision of the Company Organizational Documents or the Company Subsidiary Organizational Documents;

(B) split, combine or reclassify any of its capital stock;

(C) make, declare, set aside or pay any dividend, or make any other distribution (whether in cash, stock, or property or any combination thereof) on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except dividends paid by any of the Subsidiaries of the Company to the Company or any of the Company’s (direct or indirect) wholly owned Subsidiaries);

(D) grant any Company Stock Awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(E) issue, grant, deliver, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except pursuant to the exercise of Company Options or the settlement of Company Stock Awards outstanding as of the date hereof or granted after the date hereof in compliance with this Agreement, in each case in accordance with their terms, or enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

(F) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(G) incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for Indebtedness for borrowed money incurred pursuant to agreements entered into by the Company or any Subsidiary of the Company in effect prior to the execution of this Agreement and set forth in Section 3.2(d) of the Company Disclosure Schedule; provided, that any such Indebtedness shall be drawn solely in the ordinary course of business consistent with past practice with respect to both timing and amount;

(H) make any loans or advances to any person, except for loans among the Company and any of its wholly owned Subsidiaries;

(I) except (1) as otherwise permitted by this Agreement, or (2) for transactions between the Company and its Subsidiaries or among the Company’s Subsidiaries, prepay, redeem, repurchase, defease, cancel or otherwise terminate any Indebtedness or guarantees thereof of the Company or any Subsidiary;

(J) (1) other than in accordance with contracts or agreements in effect on the date hereof, sell, lease, license, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets having a value in excess of $2,000,000 individually or $10,000,000 in the aggregate to any person other than to the Company or a wholly owned Subsidiary of the Company, or (2) other than in accordance with contracts or agreements in effect on the date hereof, cancel, release or assign any material Indebtedness of any such person owed to it or any claims held by it against any such person other than in the ordinary course of business consistent with past practice;

(K) (1) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business of any other person, or (2) make any investment in any person either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any person (other than investments of cash and cash equivalents in the ordinary course of business, consistent with past practice);

(L) make any capital expenditures other than (1) capital expenditures not in excess of $4,000,000 for the fiscal year ending December 31, 2014, or (2) capital expenditures not in excess of $4,000,000 in any fiscal year following the fiscal year ending December 31, 2014;

(M) except in the ordinary course of business, terminate, materially amend, or waive any material right under, any Company Material Contract or enter into any contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement;

(N) except as required by applicable Law or the terms of any Company Benefit Plan set forth on Section 3.9(a) of the Company Disclosure Schedule as in effect on the date of this Agreement, shall not and shall not permit any of its Subsidiaries to (1) establish, adopt, amend, enter into or terminate any Collective Bargaining Agreement or Company Benefit Plan, or commence an enrollment period under any Company Benefit Plan that provides health and welfare benefits other than in the ordinary course of business consistent with past practice (other than renewals of existing annual plans on substantially the same terms and conditions as their current terms and conditions), (2) increase in any manner the compensation (including severance, change-in-control and retention compensation), perquisites or benefits of any current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries who are individuals, other than in the ordinary course of business consistent with past practice and not to exceed in the aggregate a maximum amount of $1,500,000 (on an annualized basis), (3) pay or award, or commit to pay or award, any bonuses or other non-equity or incentive compensation, other than in the ordinary course of business consistent with past practice, (4) accelerate any rights or benefits under any Company Benefit Plan or (5) fund any rabbi trust or similar arrangement;

(O) hire (1) employees at the executive level or higher, other than executive-level offers of employment outstanding on the date hereof, or (2) any other employees, other than in the ordinary course of business consistent with past practice;

(P) terminate any employees of the Company or its Subsidiaries or otherwise cause any employees of the Company or its Subsidiaries to resign, in each case other than (x) in the ordinary course of business consistent with past practice or (y) for cause or poor performance (documented in accordance with the Company’s past practices);

(Q) implement or adopt any change in its accounting principles or its methods, other than as may be required by GAAP or applicable Law;

(R) except as set forth in Section 5.13, commence, settle or compromise any litigation, claim, action, lawsuit, threat of any lawsuit or proceeding or other investigation by or against the Company or any of its Subsidiaries or relating to any of their respective businesses, properties or assets, other than settlements of litigation for an amount of up to $1,000,000 in the aggregate that do not impose material limitations on the operation of the Company’s business;

(S) (i) make any material tax election (other than in the ordinary course of business or consistent with past practice), (ii) change or revoke any material Tax election, (iii) change any material tax accounting method, (iv) file any material amended Tax Return, enter into any closing agreement within the meaning of Section 7121 of the Code (or any comparable provision of state, local or foreign Law) or settle or compromise any material Tax proceeding (except in the ordinary course of business), (v) request any material Tax ruling, or (vi) knowingly surrender any claim for a material refund of Taxes;

(T) enter into any new line of business;

(U) other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

(V) conduct its cash management practices (including the collection of receivables and payment of payables), other than in all material respects in the ordinary course of business consistent with past practice;

(W) amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material Company Permits;

(X) (1) cancel, abandon or permit to lapse, assign, transfer, or otherwise dispose of any Intellectual Property owned by the Company other than in the ordinary course of business consistent with past practices (but expressly excluding any Company Material Intellectual Property) or (2) disclose to any third party, other than representatives of Parent or under a written and binding confidentiality or non-disclosure agreement, any Trade Secret included in the Intellectual Property of the Company in a way that would result in the loss of material Trade Secret protection;

(Y) make or effect any transactions involving the repatriation of cash or other property into the United States from outside the United States by way of a dividend, a distribution, or any other transaction not requested by Parent;

(Z) without providing Parent with a reasonable opportunity to review and comment in advance of such action, send any written communications (including electronic communications) to employees regarding this Agreement or the transactions or make any representations or issue any communications to employees that, in each case, are inconsistent with this Agreement or the transactions, including any representations regarding offers of employment from Parent; or

(AA) take, commit or agree to take any of the foregoing actions that are prohibited pursuant to this Section 5.1(b).

(c) During the period from the date hereof until the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of the Company (which may be granted or withheld in the Company’s sole and absolute discretion), (iii) as may be expressly required by this Agreement, or (iv) as set forth in Section 5.1(c) of the Parent Disclosure Schedule, Parent and Merger Sub shall not:

(A) make, declare, set aside or pay any dividend, or make any other distribution (whether in cash, stock, or property or any combination thereof) on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except dividends paid by any of the Subsidiaries of Parent to Parent or any of their wholly owned Subsidiaries, respectively);

(B) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among Parent and its Subsidiaries or among Parent’s Subsidiaries;

(C) amend the certificate of incorporation or bylaws of Parent or the certificate of formation or limited liability company agreement of Merger Sub, or otherwise take any action to exempt any person from any provision of the certificate of incorporation or bylaws of Parent or the certificate of formation or limited liability company agreement of Merger Sub, in any manner that would be adverse in any material respect to holders of Company Common Stock; or

(D) take, commit or agree to take any of the foregoing actions that are prohibited pursuant to this Section 5.1(c).

Section 5.2 Access.

(a) The Company shall afford Parent and its employees, accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives reasonable access upon reasonable advance notice during the period until the Effective Time, to its and its Subsidiaries’ personnel, contracts, commitments, books and records, properties (excluding the Company’s or any third party’s material Trade Secrets) and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and, during such period, the Company shall, and shall cause its Subsidiaries to, without limitation to the preceding obligations, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents that such party is not permitted to disclose under applicable Law), (ii) a copy of all correspondence between such party or any of its Subsidiaries and any party to a Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Merger or the other transactions contemplated by this Agreement and (iii) all other information concerning its business, properties and personnel as Parent may reasonably request. All access pursuant to this Section 5.2(a) shall be conducted in such a manner as not to interfere unreasonably with the normal operations of the Company or any of its Subsidiaries.

(b) To the extent reasonably necessary for the Company to confirm the accuracy of the representations of Parent and Merger Sub set forth in Article IV and the satisfaction of the conditions precedent set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c), each of Parent and Merger Sub shall provide the Company with reasonably accessible information upon reasonable advance notice by the Company, throughout the period until the Effective Time. All access pursuant to this Section 5.2(b) shall be conducted in such a manner as not to interfere unreasonably with the normal operations of Parent or any of its Subsidiaries.

(c) Notwithstanding anything to the contrary contained in this Section 5.2, no party to this Agreement nor any of its Subsidiaries shall be required to provide any access, or make available any document, correspondence or information, if doing so would, in such party’s and its outside legal counsel reasonable judgment, (i) jeopardize the attorney-client privilege of such party or any of its Subsidiaries or (ii) conflict with any (A) Law applicable to such party or any of its Subsidiaries or the assets, or operation of the business, of such party or any of its Subsidiaries or (B) Contract to which such party or any of its Subsidiaries is party or by which any of the their assets or properties are bound; provided, however, that in such instances such party shall inform the other party of the general nature of the information being withheld and, upon the other party’s request, reasonably cooperate with the other party to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (i) and (ii).

(d) No investigation by Parent or its representatives following the date hereof shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its representatives following the date hereof shall affect or be deemed to modify or waive the representations and warranties of Parent or Merger Sub set forth in this Agreement.

(e) The parties hereto hereby agree that all information provided to them or their respective officers, directors, managers, employees or representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of August 18, 2014, between the Company and Parent (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

Section 5.3 No Solicitation.

(a) Except as expressly permitted by this Section 5.3, the Company shall, and shall cause each of its controlled Affiliates and its and their respective officers, directors, employees and agents, and shall use its reasonable best efforts to cause each of its and their financial advisors, investment bankers, attorneys, accountants and other representatives (collectively with its controlled Affiliates and its and their respective officers, directors, managers, employees and agents, “Representatives”) to: (A) immediately cease and cause to be terminated any discussions or negotiations with any persons (other than Parent) that may be ongoing with respect to a Company Takeover Proposal and (B) not, directly or indirectly: (1) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 5.3 and to limit its conversation or other communication exclusively to such referral), (3) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal, (4) take any action to make the provisions of any takeover statute inapplicable to the transactions contemplated by a Company Takeover Proposal (except substantially concurrently with a termination of this Agreement pursuant to Section 5.3(f)), or (5) resolve, propose or agree to do any of the foregoing.

(b) The Company shall, and shall cause its controlled Affiliates to, promptly request (to the extent it has not already done so prior to the date of this Agreement) any person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Company Takeover Proposal that remains in effect as of the date of this Agreement, pursuant to whom the Company provided information that remains material non-public information as of the date hereof in written form to return or destroy all such confidential information of the Company or its controlled Affiliates in the possession of such person or its Representatives. The Company shall not, and shall cause its controlled Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, any confidentiality or standstill provision in any agreement to which the Company or any of its controlled Affiliates is a party; provided, however, that the parties agree that the Company may, and may cause its controlled Affiliates to, waive any “don’t ask, don’t waive” provisions in any such agreements, that remain in effect as of the date hereof, provided that notice of such waiver shall include notice to such third party that such waiver is conditioned upon any such third party acknowledging (i) that the Company shall not be prohibited from providing any information to Parent (including regarding any such Company Takeover Proposal) in accordance with, and otherwise complying with, this Section 5.3 and (ii) to the extent applicable, this Agreement and the transactions provided for hereunder do not trigger any exceptions, including with regard to any standstill provision, within such third party’s agreement. Except to the extent otherwise permitted by the proviso in the foregoing sentence, the Company shall, and shall cause its controlled Affiliates to, use reasonable best efforts, which shall include seeking any injunctive relief available to enforce the confidentiality and standstill provisions in any agreement to which the Company or any of its controlled Affiliates is a party.

(c) Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time after the date of this Agreement and prior to obtaining the Company Stockholder Approval, but not after, the Company or any of its Representatives, receives an unsolicited written Company Takeover Proposal that the Company Board of Directors believes in good faith to be bona fide from any person that did not result from the Company’s or its Representatives’ breach or violation of, or failure to perform this Section 5.3 and if the Company Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Company Superior Proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and its Representatives may: (A) furnish, pursuant to and in accordance with an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the person who has made such Company Takeover Proposal and its Representatives; provided, however, that the Company shall concurrently with the delivery to such person provide or make available to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided to Parent, (B) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal and (C) grant a waiver or release to any person subject to a “standstill” agreement with the Company to submit such a Company Takeover Proposal, provided that such grant of waiver or release shall only allow for the making of one or more Company Takeover Proposals directly to the Company Board of Directors without further approval by the Company Board of Directors and shall not otherwise release such person from any other provision of such “standstill” agreement. The Company shall promptly (and in any event within twenty-four hours) notify Parent and Merger Sub if the Company furnishes non-public information and/or enters into discussions or negotiations as provided in this Section 5.3.

(d) The Company shall promptly (and in no event later than twenty-four hours after receipt) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal or a request for information relating to the Company or its Subsidiaries that the Company Board of Directors reasonably determines in good faith could possibly lead to or that contemplates a Company Takeover Proposal, including the identity of the person requesting the information or making the Company Takeover Proposal and the material terms and conditions thereof (including an unredacted copy of such Company Takeover Proposal or, where such Company Takeover Proposal is not in writing, a description of the terms thereof). The Company shall provide Parent a non-redacted copy of each Acceptable Confidentiality Agreement the Company has executed in accordance with this Section 5.3. The Company shall keep Parent reasonably informed, on a current basis, as to the status of (including any material developments, discussions or negotiations) such Company Takeover Proposal (including by promptly (in no event later than twenty-four hours after receipt) providing to Parent copies of any written correspondence, proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal). The Company agrees that it and its Affiliates will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.3.

(e) Except as expressly permitted by this Section 5.3(e), the Company Board of Directors shall not (i) (A) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in each case in any manner adverse to Parent, the Company Recommendation or (B) adopt, approve or recommend to Company stockholders, or publicly propose to adopt, approve or recommend to the Company stockholders, a Company Takeover Proposal (any action described in this clause

(i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(c)) (a “Company Acquisition Agreement”). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, but not after, the Company Board of Directors may make a Company Adverse Recommendation Change under clause (A) of such definition if and only if, both (x) in response to an Intervening Event (and not in response to a Company Takeover Proposal) and (y) prior to taking such action, the Company Board of Directors has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that prior to making such Company Adverse Recommendation Change, (1) the Company has given Parent at least five Business Days’ prior written notice of its intention to take such action, and specifying, in reasonable detail, the reasons therefor, (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would permit the Company Board of Directors not to make a Company Adverse Recommendation Change pursuant to this Section 5.3(e), (3) upon the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its financial advisor and outside legal counsel, that it would be inconsistent with the Company Board of Directors’ fiduciary duties not to make a Company Adverse Recommendation Change under clause (A) of such definition, and (4) in the event of any change in the circumstances of such Intervening Event or another Intervening Event occurs, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new notice period under clause (1) of this proviso shall commence (except that the five Business Day notice period referred to in clause (1) above of this proviso shall instead be equal to the longer of (i) three Business Days in the case of the first such additional notice and two Business Days in the case of any subsequent additional notice; and (ii) the period remaining under the notice period under clause (1) of this proviso) during which time the Company shall be required to comply with the requirements of this Section 5.3(e) anew with respect to such additional notice, including clauses (1) through (4) above of this proviso. Notwithstanding the foregoing, in the case of any notice described in this Section 5.3(e) that is provided after 5:00 p.m. Central Time, the notice period shall begin on the following Business Day.

(f) Notwithstanding the foregoing, prior to the time the Company Stockholder Approval is obtained, but not after, if the Company Board of Directors has determined in good faith, after consultation with its financial advisor and outside legal counsel, that (i) a bona fide, unsolicited Company Takeover Proposal that did not result from the Company’s or its Representatives’ breach or violation of, or failure to perform this Section 5.3 constitutes a Company Superior Proposal and (ii) the failure to make a Company Adverse Recommendation Change, or terminate this Agreement and enter into a definitive agreement relating to such Company Superior Proposal, would be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law, the Company Board of Directors may, subject to compliance with this Section 5.3(f), make a Company Adverse Recommendation Change or cause the Company to terminate this Agreement in order to enter into a definitive agreement relating to such Company Superior Proposal upon (and subject to) paying the Company Termination Fee in accordance with Section 7.3; provided, however, that prior to making such Company Adverse Recommendation Change or so terminating this Agreement: (A) the Company has given Parent at least five Business Days’ prior written notice of its intention to take such action, and specifying the reasons therefor, including the terms and conditions of, and the identity of the person making, any such Company Superior Proposal and has contemporaneously provided to Parent a copy of the Company Superior Proposal, a copy of any proposed Company Acquisition Agreements and a copy of any financing commitments relating thereto (or, in each case, if not provided in writing to the Company, a written summary of the terms thereof), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this

Agreement such that it would cause such Company Takeover Proposal to no longer constitute a Company Superior Proposal, (C) upon the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its financial advisor and outside legal counsel, that such Company Takeover Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed by Parent were to be given effect and that the failure to make a Company Adverse Recommendation Change or terminate this Agreement and enter into a definitive agreement relating to such Company Superior Proposal, would be inconsistent with the directors’ fiduciary duties under applicable Law, and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Takeover Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the five Business Day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (i) three Business Days in the case of the first such additional notice, and two Business Days for any subsequent additional notice; and (ii) the period remaining under the notice period under clause (A) of this proviso) during which time the Company shall be required to comply with the requirements of this Section 5.3(f) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso. Notwithstanding the foregoing, in the case of any notice described in this Section 5.3(f) that is provided after 5:00 p.m. Central Time, the notice period shall begin on the following Business Day. Notwithstanding anything to the contrary contained herein, neither the Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including the payment of the Termination Fee pursuant to Section 7.3(a), if applicable).

(g) Nothing contained in this Section 5.3 will prohibit the Company from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to a Company Takeover Proposal; provided that (i) any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act (including any factually accurate public statement by the Company that describes the Company’s receipt of a Company Takeover Proposal and the operation of this Agreement with respect thereto), or a rejection of or recommendation against any applicable Company Takeover Proposal and a reaffirmation of the Company Recommendation will be deemed to be a Company Adverse Change Recommendation and (ii) neither the Company or the Company Board of Directors may effect a Company Adverse Change Recommendation except in accordance with this Section 5.3. Notwithstanding anything to the contrary herein, if the provisions of Section 5.3(e) or Section 5.3(f) are triggered or continuing to be triggered five Business Days before the scheduled date of the Company’s Stockholders Meeting by repeated proposals by Parent to adjust the terms and conditions of this Agreement and repeated changes to the circumstances of the Intervening Event or repeated adjustments to the proposals of the third person(s) that triggered the provisions of Section 5.3(e) or Section 5.3(f), as the case may be, then the Company may make a factually accurate public statement by the Company that describes the status of the process taking place. Upon the reasonable request of Parent, from time to time, the Company Board of Directors will publicly reaffirm the Company Recommendation within a reasonable amount of time following such request in light of the circumstances (but in no event shall the Company be required to make such reaffirmation less than 3 Business Days after such request).

Section 5.4 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall jointly prepare and file with the SEC the Form S-4, which will include the Proxy Statement/Prospectus and will set forth the Company Recommendation. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. The Company will cause the Proxy Statement/Prospectus to be mailed to the Company stockholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act, but in no event earlier than the record date set by the Company. Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus, or response to SEC comments with respect thereto, will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the Company stockholders.

(b) Subject to Section 5.3(f), the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to set a record date for, duly give notice of, convene and, as soon as reasonably practicable after the S-4 is declared effective, hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”). Except as expressly permitted by Section 5.3, the Company Board of Directors shall not make any Company Adverse Recommendation Change and shall include its recommendation that the Company stockholders vote in favor of the Merger in the Proxy Statement/Prospectus and shall solicit, and use its reasonable best efforts to obtain, the Company Stockholder Approval at the Company Stockholders’ Meeting; provided, however, that the Company shall not have any liability to Parent based on a breach or violation of the Company’s obligations to use its reasonable best efforts described in the preceding sentence unless the Company failed to take any actions requested thereunder by Parent that are within the reasonable best efforts of the Company.

(c) The Company shall cooperate in good faith with and keep Parent informed on a current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement/Prospectus to its stockholders. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders’ Meeting (i) to the extent required by applicable Law, (ii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or (iii) with the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned). In addition, if at any time following the dissemination of the Proxy Statement/Prospectus, either the Company or Parent reasonably determines in good faith that the Company Stockholder Approval is unlikely to be obtained at the Company Stockholders’ Meeting, then prior to the vote contemplated having been taken, each of the Company and Parent shall have the right to require one adjournment or postponement of the Company Stockholders’ Meeting; provided that no such adjournment or postponement shall delay the Company Stockholders’ Meeting by more than 30 days from the originally scheduled date and provided, further, that, in the event the Company has given Parent notice that it intends to make a Company Adverse Recommendation Change pursuant to Section 5.3(e) or 5.3(f) or terminate this Agreement and enter into a definitive agreement relating to a Company Superior Proposal pursuant to Section 5.3(f), Parent may require an adjournment or postponement of the Company Stockholders’ meeting without the Company’s consent only to the extent that (i) the applicable notice period(s) with respect to a notice from the Company pursuant to Section 5.3(e) or 5.3(f) have not expired or been waived, (ii) Parent has made (or intends to make) proposed revisions to this Agreement in response to such a notice within the time period required and (iii) and negotiations pursuant to Section 5.3(e) or 5.3(f) are continuing. During any such period of adjournment or postponement, the Company shall continue in all respects to comply with its obligations under Section 5.3 and this Section 5.4.

(d) The Company hereby acknowledges that pursuant to the Company Voting Agreements, each of the Company stockholders party thereto has irrevocably granted to and appointed (subject to Section 4.2 of the applicable Company Voting Agreement) Parent and up to two of Parent’s designated representatives as such stockholder’s proxy to vote the Company Common Stock (and other securities having voting rights) held by such stockholder at the Company Stockholders’ Meeting or in any action by written consent of the Company stockholders during the Voting Period (as defined in the applicable Company Voting Agreement), solely on the matters and in the manner specified in the Company Voting Agreements (the “Company Stockholder Proxies”). The Company further agrees that during the Voting Period (as defined in the applicable Company Voting Agreement), it shall recognize the grant of any such Company Stockholder Proxy and the exercise thereof by Parent or one of its designated representatives in accordance with its terms at any meeting of the Company stockholders (including the Company Stockholders’ Meeting and any adjournment or postponement thereof) or in any action by written consent of the Company stockholders, subject to applicable Law.

Section 5.5 Employee Matters.

(a) Effective as of the Effective Time and until the first anniversary of the Closing Date, Parent shall provide, or shall cause the Surviving Company to provide, to employees of the Company or its Subsidiaries who continue to be employed by Parent or the Surviving Company or any of their respective Subsidiaries following the Effective Time (the “Company Employees”), base salaries, non-equity incentive compensation opportunities and employee benefits that are the same or greater than the base salaries, non-equity incentive compensation opportunities and employee benefits paid or provided to such Company Employees by the Company and its Subsidiaries prior to the Effective Time (acknowledging that the fact that an employee has achieved or been awarded a certain percentage of his or her incentive compensation opportunity prior to the date hereof does not necessarily mean that such employee will achieve or be awarded the same percentage of his or her future incentive compensation opportunities after the Effective Time).

(b) Following the Closing Date, Parent shall, or shall cause the Surviving Company to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Company or their Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company prior to the Closing Date for purposes of eligibility vesting and benefit accrual under such Post-Closing Plans; provided, that such recognition of service shall not (i) apply for purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Company Employee with respect to the same period of service or (iii) apply for purposes of any plan, program or arrangement that is frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall (A) cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time and (B) credit each Company Employee for an amount equal to any medical, dental or vision expenses incurred by such Company Employee in the Post-Closing Plan year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate in such Post-Closing Plan) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c) Except as otherwise specifically provided in any separate letter between Parent and the Company’s Chief Executive Officer, from and after the date of this Agreement, Parent shall, or shall cause the Surviving Company to, honor all accrued rights and vested benefits under the Company Benefit Plans in accordance with their terms as in effect immediately before the Effective Time and applicable Law as such agreements and arrangements may be modified or terminated in accordance with their terms from time to time.

(d) Parent and the Company agree to cooperate to establish a Parent equity participation program, to be maintained by Parent or the Surviving Company, by the 30th day following the public announcement of this Agreement, under which Company Employees may be eligible for Parent Common Stock-based awards on after the Closing Date; provided, however, that such equity participation program shall be subject to approval by Parent Stockholders to the extent required by applicable Law or the applicable rules of any stock exchange and appropriate registration of the Parent Common Stock issuable under such equity participation program.

(e) Prior to the Closing Date, the Company shall adopt resolutions to terminate, or cause to be terminated, as of a date prior to the Closing Date, the Conversant, Inc. 401(k) Plan (the “Company 401(k) Plan”) and shall make whatever amendments to the Company 401(k) Plan that are necessary to effectuate the termination, to provide for distributions, and to reflect any changes to applicable Laws. Prior to the Closing the Company shall make all matching and profit sharing contributions under the Company 401(k) Plan as may be required for the plan year, and shall allocate such contributions to all participant accounts without regard to any hours of service requirement under the Company 401(k) Plan or any requirement that participants be employed on the last day of the plan year.

(f) Parent agrees to take such actions as may be required to enable participants in the Company 401(k) Plan who continue employment with Parent or any of its Subsidiaries (including the Surviving Company) after the Effective Time to participate in and roll over their benefits under the Company 401(k) Plan (including any outstanding participant loans) to a 401(k) plan sponsored by Parent or its Subsidiaries, provided that the plan administrator of such plan determines to its satisfaction that such rollover is a valid rollover contribution in accordance with Revenue Ruling 2014-9. Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Company or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any of their Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Surviving Company, the Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates; or (ii) alter or limit the ability of Parent, the Surviving Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.5 shall create any third party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 5.6 Regulatory Approvals; Efforts.

(a) Prior to the Closing, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary, proper or advisable under any applicable Laws to consummate and make effective the Merger including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger, (ii) the satisfaction of the conditions to consummating the Merger, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required under the HSR Act or applicable international antitrust laws) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement, (iv) defending and seeking to prevent the initiation of all actions, suits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated hereby, and causing to be lifted or rescinded any Order or other action by any Governmental Entity adversely affecting the ability of the parties to consummate the Merger and (v) the execution and delivery of any reasonable additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Additionally, each of Parent, Merger Sub and the Company shall use reasonable best efforts to fulfill all conditions precedent to the Merger and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Entity necessary to be obtained prior to Closing. Notwithstanding any of the foregoing, nothing in this Agreement shall cause or require Parent, whether by consent decree, hold separate order or otherwise, to sell, divest or dispose of any businesses, assets, relationships or contractual rights of Parent or of the Company or any of its Subsidiaries, or to limit its freedom of action with respect to, or its ability to retain, any businesses, assets, relationships or contractual rights of Parent or of the Company or any of its Subsidiaries (or to agree to do the foregoing). Without the prior written consent of Parent, the Company shall not agree or commit to, or permit any of its Subsidiaries to agree or commit to, payment of any material fee, penalty or other consideration or make any other material concession, waiver or amendment under any Contract in connection with obtaining consent under any Contract in connection with obtaining any consent and, if such prior written consent of Parent is not provided, the failure by the Company to take any such action shall not otherwise constitute a breach of this Section 5.6(a).

(b) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.6. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of) all notices, submissions, or filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Merger. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from or to any Governmental Entity regarding the Merger, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication with any such Governmental Entity. If any party to this Agreement or any Representative of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Merger, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties to this Agreement, an appropriate response in substantial compliance with such request. No party shall participate in any meeting or teleconference with any Governmental Entity where material issues or any matters relating to timing would likely be discussed in connection with this Agreement and the Merger unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. In addition, without the prior written consent of Parent, the Company shall not agree or commit to, or permit any of its Subsidiaries to agree or commit to, any commitment to sell, divest or dispose of any businesses, assets, relationships or contractual rights of the Company or any of its Subsidiaries or purporting to limit the Company’s, any of its Subsidiaries’ or Parent’s freedom to action with respect to, or ability to retain, any businesses, assets, relationships or contractual rights. Without limiting the foregoing, unless prohibited by Law or the applicable Governmental Entity, each party shall, on a current basis, furnish the other parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Merger, and furnish the other parties with such necessary information and reasonable assistance as the other parties may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity. Notwithstanding anything to the contrary contained in this Section 5.6, materials provided pursuant to this Section 5.6 may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other similarly confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

(c) The Company and Parent shall use reasonable best efforts to file, as promptly as practicable, all notifications required under the HSR Act and any applicable international antitrust requirements; provided, that notifications required under the HSR Act shall be filed no later than ten (10) Business Days after the date of this Agreement.

Section 5.7 Takeover Statutes. The Company and its Subsidiaries shall not take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any takeover statute. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Company and Parent shall use reasonable best efforts to take all action necessary to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.8 Public Announcements. The Company and Parent agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in a form agreed to by the parties and that the parties shall consult with each other before issuing any press release or making any public announcement with respect to this Agreement and the transactions contemplated hereby and, except as provided in Section 5.3(g), shall not issue any such press release or make any such public announcement without the prior consent of the other party (which shall not be unreasonably withheld, delayed or conditioned); provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement to the extent required by applicable Law or the applicable rules of any stock exchange; provided, further, that in the event of a Company Adverse Recommendation Change made in compliance with Section 5.3, the Company may make a public statement containing (i) such Company Adverse Recommendation Change and (ii) a statement of the reasons of the Company Board of Directors for making such Company Adverse Recommendation Change and, in such event, the right of consent set forth in this Section 5.8 shall apply only with respect to such information relating to Parent or its business, financial condition or results of operations. Notwithstanding the foregoing, Parent or the Company may include disclosures relating to this Agreement, the Merger and the transactions contemplated herein in its respective periodic filings with the SEC without seeking consent from, or consulting with, the other party, so long as such disclosures are substantially similar to the information contained in previous press releases, public disclosures or public statements made jointly by Parent and the Company (or made individually by the Company or Parent, if previously consented to by the other party); provided, further, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to the information contained in previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually by a party, if previously consented to by the other party).

Section 5.9 Indemnification and Insurance.

(a) From and after the Effective Time, Parent and the Surviving Company shall indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity) (collectively, together with their respective heirs, executors and administrators, the “Company Directors and Officers”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, amounts paid in settlement or other Liabilities incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Indemnified Action”), arising out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries (or, at the request or for the benefit of the Company or any of its Subsidiaries, of any other person) at any time at or before the Effective Time, whether pertaining to matters existing or occurring or actions or omissions taken (or alleged to have existed, occurred or been taken) at or after the Effective Time, including the transactions contemplated by this Agreement, in each case to the fullest extent permitted by applicable Law, and Parent and the Surviving Company shall also advance expenses to the Company Directors and Officers in connection with any and all such Indemnified Actions as incurred to the fullest extent permitted by applicable Law; provided, that each of the Company Directors and Officers to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Company Directors and Officers are not entitled to indemnification under this Section 5.9(a) or otherwise.

(b) Parent agrees and shall cause the Surviving Company to agree, and the Company agrees, that all rights to indemnification, exculpation and advancement of expenses now existing in favor of any Company Directors and Officers or any current or former employee of the Company or any of its Subsidiaries (together with their heirs, executors and administrators, and the Company Directors and Officers, the “Company Indemnified Parties”) as provided in the Company Organizational Documents (or the Company Subsidiary Organizational Documents) or any indemnification agreements in existence as of the date hereof (i) with any Company Directors and Officers or (ii) set forth on Section 5.9(b) of the Company Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six years after the Effective Time, Parent shall cause the Surviving Company to agree, and the Company agrees, to maintain in effect the indemnification, exculpation and advancement of expenses provisions of the Company Organizational Documents (and the Company Subsidiary Organizational Documents) now in effect and any such indemnification agreements of the Company or its Subsidiaries with the Company Indemnified Parties and not to amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of such Company Indemnified Parties, and all such rights in respect of any action, suit, proceeding or investigation pending or asserted or claim made or threatened within such period shall continue until the final disposition or resolution thereof.

(c) For a period of six years after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided, that the Surviving Company may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events, or actions or omissions, which occurred or are alleged to have occurred at or before the Effective Time; provided, however, that the Surviving Company shall not be obligated to make annual premium payments in respect of any one policy year for such insurance to the extent such premiums exceed 250% of the annual premiums paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Company shall, and Parent shall cause the Surviving Company to, cause to be maintained policies of insurance which, in the Surviving Company’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Parent, or the Company after prior consultation with Parent, may obtain at or prior to the Effective Time a six-year prepaid “tail” policy under the Company’s existing directors’ and officers’ insurance policy providing coverage no greater than the current policies of directors’ and officers’ liability insurance maintained by the Company; provided, that the Company shall not purchase such prepaid “tail” policy for a total cost in excess of 250% of the then current annual premium paid by the Company for such insurance (the “Tail Cap”) without the prior written consent of Parent; provided further that if the total cost for such prepaid “tail” policy exceeds the Tail Cap, then Parent or the Company, after prior consultation with Parent, may obtain a prepaid “tail” policy with the maximum coverage available for a total cost not to exceed the Tail Cap.

(d) The rights of each Company Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Company Indemnified Party may have under the Company Organizational Documents (or Company Subsidiary Organizational Documents), any other Contract, any Law or otherwise. The provisions of this Section 5.9 shall survive the Effective Time and, notwithstanding anything to the contrary in this Agreement, are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her representatives.

(e) In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Company, as the case may be, shall assume all of the obligations set forth in this Section 5.9. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, and this Section 5.9 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.10 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.11 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (including adopting a resolution consistent with the interpretive guidance of the SEC) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12 Treatment of Certain Indebtedness. On or before the Closing Date, the Company shall repay all Obligations (as defined in the Company Credit Agreement) and cancel the Total Revolving Loan Commitment (as defined in the Company Credit Agreement) in its entirety in accordance with the terms of the Company Credit Agreement.

Section 5.13 Transaction Litigation. The Company shall, subject to the preservation of privilege and confidential information, advise Parent orally and in writing of, keep Parent reasonably informed of, and give Parent the opportunity to participate in (but not control) the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any Company stockholder relating to this Agreement, the Merger, or any other transaction contemplated hereby without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed).

Section 5.14 New York Stock Exchange Listing. Parent shall file a notification of listing of additional shares (or such other form as may be required) with the New York Stock Exchange with respect to the shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger, and shall use reasonable best efforts to cause the shares of Parent

Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Closing Date.

Section 5.15 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either of the parties to the Merger, the officers of the Surviving Company shall be authorized to, in the name and on behalf of the Company, execute and deliver such deeds, bills of sale, assignment or assurances and take all such other action as may be necessary in connection therewith.

Section 5.16 Advice of Changes.

(a) The Company and Parent shall each promptly advise the other party of any fact, change, event or circumstance that has had or is reasonably likely to have a Material Adverse Effect on it or which it believes would or would be reasonably likely to give rise to a failure of a condition precedent set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c) (in the case of Parent or Merger Sub) or Section 6.3(a), Section 6.3(b) or Section 6.3(c) (in the case of the Company); provided, that any failure to give notice in accordance with the foregoing shall not be deemed to constitute the failure of any condition set forth in Section 6.2 or Section 6.3 to be satisfied, or otherwise constitute a breach or violation of this Agreement by the party failing to give such notice, in each case unless the underlying breach or violation would independently result in a failure of the conditions set forth in Section 6.2 or Section 6.3 to be satisfied.

(b) The Company and Parent shall each promptly advise the other party of (i) any written notice or other written communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement to the extent that the party receiving such notice or communication believes there is a reasonable likelihood that the failure to obtain such consent would have a material impact on the timing of the consummation of the Merger or on the Company, the Surviving Company or Parent or (ii) upon receiving any written communication from any Governmental Entity whose consent or approval is required for the satisfaction of one of the conditions to Closing set forth in Article VI that causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed. The Company shall promptly notify Parent of any written notice or other written communication received following the date hereof from any party to any Company Material Contract to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with any Company or Company Subsidiary as a result of the transactions contemplated by this Agreement.

Section 5.17 Obligations of Merger Sub. Parent shall cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

Section 5.18 Tax Free Reorganization. Provided that the Reverse Merger Condition is not satisfied, Parent shall not knowingly take or fail to take, and shall not knowingly permit any of its Affiliates to take or fail to take, any action that would prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by the Company and Parent, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case that prohibits or makes illegal the consummation of the Merger.

(c) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued (and not withdrawn) by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing (and not withdrawn) by the SEC.

(d) The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(e) All waiting periods applicable to the Merger under the HSR Act, or any applicable international antitrust filing requirements, shall have expired or been terminated.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent set forth in (i) Article IV (other than in Section 4.1(a) (first, second and third sentences only), Section 4.1(c), 4.2(a), 4.2(c)(ii), 4.6(b), Section 4.11 and Section 4.14) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have a Material Adverse Effect on Parent, (ii) Sections 4.1(a) (first and second sentences only), 4.2(a), 4.2(c)(ii), Section 4.11 and Section 4.14 shall be true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (iii) Section 4.1(c) shall be true and correct in all respects, other than de minimis inaccuracies, at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (iv) Section 4.6(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv), as applicable) only as of such date or period.

(b) Parent and Merger Sub shall have performed and complied in all material respects with all covenants, obligations or other agreements required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c) Since the date of this Agreement, there shall not have been any fact, change, circumstance, event, occurrence, condition or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent.

(d) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by an executive officer, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company set forth in (i) Article III (other than in Section 3.1 (first and second sentences only), 3.2, 3.3(a), 3.3(c)(ii), 3.10(b), 3.24 and 3.25) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (ii) Sections 3.1 (first and second sentences only), Section 3.2(b) (last sentence only), 3.2(d), 3.3(a), 3.3(c)(ii), 3.24 and 3.25 shall be true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (iii) Section 3.2(a), 3.2(b) (first sentence only) and 3.2(c) shall be true and correct in all respects, other than de minimis inaccuracies, at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (iv) Section 3.10(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv), as applicable) only as of such date or period.

(b) The Company shall have performed and complied in all material respects with all covenants, obligations or other agreements required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Since the date of this Agreement, there shall not have been any fact, change, circumstance, event, occurrence, condition or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

(d) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

Section 6.4 Frustration of Closing Conditions. Neither the Company, on one hand, nor Parent or Merger Sub, on the other hand, may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused (to any substantial extent) by the Company’s failure or either Parents’ or Merger Sub’s failure, respectively, to act in good faith to comply with this Agreement and to consummate the transactions provided for herein.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement only may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the Merger by the Company stockholders:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Merger shall not have been consummated on or prior to March 31, 2015 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach, violation or failure to perform by such party of any representation, warranty, covenant, obligation or other agreement of such party set forth in this Agreement;

(c) by either the Company or Parent, if an order by a Governmental Entity of competent jurisdiction shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order shall have become final and nonappealable;

(d) by either the Company or Parent, if the Company Stockholders’ Meeting (as it may be adjourned or postponed) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(e) by the Company, if Parent or Merger Sub shall have breached, violated or failed to perform any of their respective representations, warranties, covenants, obligations or other agreements contained in this Agreement, which breach, violation or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c) and (ii) which is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is thirty days following written notice from the Company to Parent describing such breach, violation or failure in reasonable detail (provided that the Company is not then in material breach or violation of, and has not materially failed to perform, any representation, warranty, covenant, obligation or other agreement contained herein);

(f) by Parent, if the Company shall have breached, violated or failed to perform any of its representations, warranties, covenants, obligations or other agreements contained in this Agreement, which breach, violation or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a), Section 6.3(b) or Section 6.3(c) and (ii) which is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is thirty days following written notice from Parent to the Company describing such breach, violation or failure in reasonable detail (provided that Parent is not then in material breach or violation of, and has not materially failed to perform, any representation, warranty, covenant, obligation or other agreement contained herein);

(g) by Parent (i) in the event the Company shall have failed to include the Company Recommendation in the Proxy Statement/Prospectus distributed to its stockholders, (ii) in the event that the Company shall have effected a Company Adverse Recommendation Change, (iii) in the event that a tender offer or exchange offer that constitutes a Company Takeover Proposal shall have been commenced by a person unaffiliated with Parent or Merger Sub and the Company shall not have published, sent or given to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within the ten Business Day period (as specified in Rule 14e-2 under the Exchange Act) after such tender offer or exchange offer is first published, sent or given, or subsequently amended in any material respect (upon each such amendment), a statement recommending that stockholders reject such tender offer or exchange offer and affirming the Company Recommendation, (iv) if the Company or its Representatives shall have otherwise materially breached, violated or failed to perform its covenants, obligations or other agreements under Section 5.3, (and, for the avoidance of doubt, a material breach, violation or failure to perform by a Representative of the Company of Section 5.3(a) shall be considered a material breach, violation or failure to perform for purposes of this clause (iv) regardless of whether the Company used its reasonable best efforts in accordance therewith), Section 5.4(a) and Section 5.4(b); and

(h) by the Company, in accordance with Section 5.3(f).

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except that the Confidentiality Agreement, this Section 7.2, Section 7.3 and Article VIII shall survive any termination), and there shall be no other Liability on the part of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to the other except (i) as provided in Section 7.3 or

(ii) Liability arising out of or resulting from fraud or any Knowing and Material Breach of any provision of this Agreement occurring prior to termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Termination Fee.

(a) (i) Prior to any termination of this Agreement by the Company pursuant to Section 7.1(h), the Company shall pay Parent the Termination Fee by wire transfer (to an account designated by Parent) in immediately available funds.

(ii) If this Agreement is terminated by Parent pursuant to Section 7.1(g), the Company shall pay Parent the Termination Fee by wire transfer (to an account designated by Parent) in immediately available funds not later than the second Business Day following such termination.

(iii) If (A) a Pre-Termination Takeover Proposal Event shall have occurred at any time following the date of this Agreement; (B) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(f) and (C) either (1) at any time on or prior to the twelve month anniversary of such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to any transaction that constitutes a Company Takeover Proposal (a “Company Takeover Transaction”) or (2) at any time on or prior to the twelve month anniversary of such termination, the Company or any of its Subsidiaries consummates a Company Takeover Transaction (in the case of both clauses (1) and (2), whether or not involving the same Company Takeover Proposal as that which was the subject of the Pre-Termination Takeover Proposal Event), the Company shall pay Parent the Termination Fee by wire transfer (to an account designated by Parent) in immediately available funds immediately upon (and not later than the same day as) the earlier of entry into a definitive agreement or consummation of such Company Takeover Transaction; provided, that for the purposes of clause (C) only, all references in the definition of Company Takeover Proposal to “15%” shall instead be references to “50%.”

(b) For purposes of this Section 7.3, a “Pre-Termination Takeover Proposal Event” shall be deemed to occur if a Company Takeover Proposal (i) shall have been made known to the Company Board of Directors or senior management (and if in the case of a termination pursuant to Section 7.1(d), if such Company Takeover Proposal shall have become public), (ii) shall have been made directly to the Company stockholders generally or (iii) any bona fide acquiror (or Representative thereof acting on behalf of a bona fide acquiror) shall have publicly announced a Company Takeover Proposal (including an intent to make a Company Takeover Proposal), and in any such case such Company Takeover Proposal shall not have been withdrawn prior to the event giving rise to such termination (or in the case of a termination pursuant to Section 7.1(d), at least five Business Days prior to the Company Stockholders’ Meeting) (it being understood, for the avoidance of doubt, that a person shall be a bona fide acquiror if it possesses or could reasonably be believed to have access to the resources necessary to consummate such Company Takeover Proposal).

(c) “Termination Fee” shall mean a cash amount equal to $65,000,000. Notwithstanding anything to the contrary in this Agreement, if the Termination Fee shall become due and payable in accordance with this Section 7.3, from and after such termination and payment of the Termination Fee in full pursuant to and in accordance with this Section 7.3, the Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub and the Company shall have no further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.3. Each of the parties hereto acknowledges that the Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Termination Fee is due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to payment of the Termination Fee on more than one occasion. In the event that the Company shall previously have been found to have Liability under this Agreement for fraud or a Knowing and Material

Breach, in the event that the Termination Fee subsequently becomes due pursuant to this Section 7.3, any prior payment made by the Company to Parent pursuant to any such Liability shall be deducted from the Termination Fee.

(d) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to this Section 7.3, then (i) the Company shall reimburse Parent for reasonable costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants, obligations and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants, obligations and other agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 Expenses. Except as otherwise provided in this Agreement (including in Section 7.3), whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses; provided, however, that Parent shall pay all filing fees required under the HSR Act.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement.

The rights set forth in this Section 8.5 are an integral part of the transactions contemplated by this Agreement and each party to this Agreement hereby waives any objections to any remedy referred to in this Section 8.5. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached or violated, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or violations or threatened breaches or violations of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, except, in each case, as may be limited by Section 7.3). In the event any party to this Agreement seeks any remedy referred to in this Section 8.5, such party shall not be required to prove damages or obtain, furnish, provide or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, providing or posting of any such bond or similar instrument. In addition, each of the parties to this Agreement irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties to this Agreement hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties to this Agreement hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 8.6 WAIVER OF JURY TRIAL . EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7; or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To Parent or Merger Sub:

Alliance Data Systems Corporation
7500 Dallas Parkway
Suite 700
Plano, Texas 75024
Facsimile:	(214) 494-3900
Attention:	Leigh Ann Epperson, Senior Vice President and General Counsel
Email:	LeighAnn.Epperson@alliancedata.com

with copies to:

Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue
Suite 4100
Dallas, TX 75201
Facsimile:	(214) 969-4343
Attention:	Joseph L. Motes III, Esq.
Email:	jmotes@akingump.com

To the Company:

Conversant, Inc.
30699 Russell Ranch Road
Suite 250
Westlake Village, CA 91362
Facsimile:	(818) 575-4508
Attention:	Chief Financial Officer
Email:	jpitstick@conversantmedia.com

with copies to:

Gibson, Dunn & Crutcher LLP
555 Mission Street
Suite 300
San Francisco, CA 94105
Facsimile:	(415) 374-8461
Attention:	Stewart L. McDowell, Esq.
Email:	SMcDowell@gibsondunn.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so personally delivered, on the date of confirmation if electronically delivered, or on that of receipt if delivered by courier. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 8.7; provided, however, that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that Merger Sub may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of Nasdaq Global Select Market require further approval of the Company stockholders, the effectiveness of such amendment or waiver shall be subject to the approval of the Company stockholders. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Company agrees that this Agreement is not intended to, and does not, confer upon any person, other than the parties to this Agreement, any rights or remedies, and the Company only shall be entitled to enforce any remedies against Parent and Merger Sub (including pursuant to Section 8.5 (related to specific performance)) for any breach or violation of this Agreement. Notwithstanding the foregoing, each Company Indemnified Party shall be an express third party beneficiary of and shall be entitled to rely upon Section 5.9 (notwithstanding this Section 8.13). Each of Parent, Merger Sub and the Company also agrees that their respective representations, warranties, covenants, obligations and other agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if”. The word “unsolicited” when used with respect to a Company Takeover Proposal or a Superior Proposal means any Company Takeover Proposal or Superior Proposal for which the original Company Takeover Proposal, or inquiry, proposal, or offer could reasonably be expected to lead to any Company Takeover Proposal, was unsolicited, even if negotiations or discussions conducted in accordance with Section 5.3 later ensue with respect to such Company Takeover Proposal. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties to this Agreement has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) General Definitions. References in this Agreement to “Subsidiaries” of any party means any corporation, partnership, association, trust or other form of legal entity of which (i) 50% or more of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party, (ii) such party or any Subsidiary of such party is a general partner on the date hereof or otherwise controls such entity or (iii) such party otherwise consolidates such entity in its financial statements. References in this Agreement (except as specifically otherwise defined) to “Affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.15(a) of the Company Disclosure Schedule.

(b) Certain Specified Definitions. As used in this Agreement:

(1) “Acceptable Confidentiality Agreement” means a confidentiality agreement in substantially the same form as the Confidentiality Agreement but with the changes noted on Section 8.15(b)(1) of the Company Disclosure Schedule. For the avoidance of doubt, the standstill provisions of an Acceptable Confidentiality Agreement shall not prohibit the other party to such agreement from making one or more Company Takeover Proposals directly to the Company Board of Directors without having to obtain the consent of the Company Board of Directors.

(2) “Aggregate Cash Consideration” means an amount of cash equal to the Per Share Cash Consideration multiplied by the number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (other than with respect to Cancelled Shares, any unvested shares issued any under a Company Restricted Stock Award and any Dissenting Shares).

(3) “Aggregate Stock Consideration” means a number of shares of Parent Common Stock equal to the Fixed Exchange Ratio multiplied by the number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (other than with respect to Cancelled Shares, any unvested shares issued any under a Company Restricted Stock Award and any Dissenting Shares).

(4) “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to close.

(5) “Company Credit Agreement” means that certain Second Amended and Restated Credit Agreement dated as of August 19, 2013 among ValueClick, Inc.; Wells Fargo Bank, National Association, as Administrative Agent, L/C Issuer and Swing Line Lender; Wells Fargo Securities, LLC, as Sole Lead Arranger and Sole Bookrunner; JPMorgan Chase Bank, N.A., Union Bank, N.A., and U.S. Bank National Association, as Co-Documentation Agents; and certain other financial institutions from time to time party thereto.

(6) “Company Material Intellectual Property” means (a) Intellectual Property owned by the Company or any of its Subsidiaries that is material to the conduct of the business of the Company and/or its Subsidiaries as currently conducted and (b) Company Registered Intellectual Property that is material to the conduct of the business of the Company and/or its Subsidiaries as currently conducted.

(7) “Company Privacy Policy” means each external or internal, past or present privacy policy of the Company or any Subsidiary, including any policy relating to the privacy of users of any website or service operated by or on behalf of the Company or any Subsidiary.

(8) “Company Products” means all products or service offerings of the Company and its Subsidiaries that have been marketed, sold, offered for sale, or distributed by the Company or its Subsidiaries.

(9) “Company Stock Plans” means each of the following plans: (i) Be Free, Inc. Amended and Restated 1998 Stock Incentive Plan; (ii) Conversant, Inc. 2002 Stock Incentive Plan; (iii) Dotomi, Inc. 2003 Stock Option and Incentive Plan; (iv) Fastclick, Inc. 2005 Equity Incentive Plan; (v) Greystripe, Inc. 2005 Stock Plan; and (vi) SET Media, Inc. 2007 Stock Incentive Plan.

(10) “Company Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal (for at least 50% of the equity or assets of the Company) made by a third party, that is fully financed or has committed financing, on terms that the Company Board of Directors determines in good faith, after consultation with the Company’s financial and legal advisors, and considering such factors as the Company Board of Directors considers to be appropriate (including any conditionality and the timing and likelihood of consummation of such proposal, as well as any legal, financial, regulatory or other aspects of such proposal, including the person or group making the proposal and any break-up fee, conditions to consummation and financing terms and also the long-term strategic prospects and other benefits of the transaction contemplated by this Agreement), are more favorable to the Company stockholders from a financial point of view than the transaction contemplated by this Agreement (after giving effect to all adjustments to the terms thereof which may be offered by Parent in accordance with this Agreement).

(11) “Company Takeover Proposal” means any inquiry, proposal or offer from any person (other than Parent and its Subsidiaries) relating to, or that may lead to, in a single transaction or a series of related transactions, (A) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries, (B) any acquisition of 15% or more of the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company, (C) any acquisition (including the acquisition of stock in any Subsidiary of the Company) of assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing 15% or more of the consolidated assets, revenues or net income of the Company, (D) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more to the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of the Company other than the Company Common Stock) involved is 15% or more.

(12) “Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding.

(13) “Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials), in each case as in effect as of the date of this Agreement.

(14) “Governmental Entity” means any federal, state, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any national securities exchange or national quotation system or any SRO.

(15) “Hazardous Materials” means all substances defined or regulated as hazardous, a pollutant or a contaminant under any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, any hazardous or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

(16) “Indebtedness” means, with respect to any person, without duplication, as of the date of determination (A) all obligations of such person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such person incurred in the ordinary course of business consistent with past practice), (D) all lease obligations of such person capitalized on the books and records of such person, (E) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such person, whether or not the Indebtedness secured thereby have been assumed, (F) all obligations of such person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (G) all letters of credit or performance bonds issued for the account of such person, to the extent drawn upon, and (H) all guarantees and keepwell arrangements of such person of any Indebtedness of any other person other than a wholly owned subsidiary of such person.

(17) “Intellectual Property” means all intellectual property rights existing anywhere in the world in all: (A) patents, patent applications, utility models, statutory invention registrations, mask works, invention disclosures, and industrial/product designs, whether or not patentable, and all reissues, divisional, renewal, extensions, provisionals, continuations and continuations-in-part thereof, (B) trademarks, trade names, service marks, trade dress, and logos, brand names, trade names, corporate names, domain names, and the goodwill symbolized thereby or associated therewith, (C) copyrights and original works of authorship, including rights in proprietary computer software, source code, object code, other original works of authorship and moral rights, and (D) trade secrets and other proprietary and/or confidential information, including know-how, inventions (whether or not patentable), processes, technical data and designs, specifications, vendor/customer lists, price/fee lists, and business (collectively, “Trade Secrets”); and (E) all registrations, applications, recordings and common-law rights relating to any of the foregoing.

(18) “Intervening Event” means a material event or circumstance related to the Company that was not known or reasonably foreseeable to the Company Board of Directors prior to the date of this Agreement, which event or circumstance, or any material consequence thereof, becomes known to the Company Board of Directors prior to the receipt of the Company Stockholder Approval, and does not relate to (A) a Company Takeover Proposal or (B) Parent or its Subsidiaries (including any Material Adverse Effect as it relates to Parent or its Subsidiaries), (C) any actions taken pursuant to this Agreement or (D) any changes in the price of Parent Common Stock or Company Common Stock.

(19) “IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure, systems and equipment of the Company and its Subsidiaries that are used or held for use in connection with the operation of the business of the Company and its Subsidiaries.

(20) “Knowing and Material Breach” means, with respect to any representation, warranty, agreement, obligation or covenant of a party, a knowing or intentional action or omission where such party knows and should have known such action or omission is, or could reasonably be expected to result in, a breach or violation of such representation, warranty, agreement, obligation or covenant.

(21) “Liability” means any and all Indebtedness, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

(22) “Managers” means the managers of Merger Sub.

(23) “Material Adverse Effect” means, with respect to the Company or Parent, as the case may be, any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing which (i) has, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole or (ii) prevents or materially impairs the ability of such party to timely consummate the transactions contemplated hereby; provided, however, that, with respect to each of clause (i) and (ii), Material Adverse Effect shall not be deemed to include the impact of (A) changes in GAAP or any official interpretation or enforcement thereof, (B) changes in Laws of general applicability to companies in the industries in which such party and its Subsidiaries operate or any official interpretation or enforcement thereof by Governmental Entities, (C) changes in global, national or regional political conditions (including the outbreak or escalation of war, military actions, or acts of terrorism) or in economic or market conditions affecting other companies in the industries in which such party and its Subsidiaries operate, (D) the announcement or pendency of this Agreement (including, for the avoidance of doubt, any reaction to such announcement or pendency from employees, suppliers, customers, distributors or other persons with business relationships with such party or any of its Subsidiaries), (E) a decline in the trading price or trading volume of a party’s common stock, or the failure, in and of itself, to meet any projections, guidance, budgets, forecasts or estimates, but not, in any case, including the underlying causes thereof, (F) any stockholder or derivative litigation arising from allegations of a breach or violation of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated hereby, or (G) any action taken or omitted to be taken by such party or any of its Subsidiaries at the written request of the other party or; except, with respect to clauses (A), (B), or (C), to the extent that such impact is disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

(24) “Non-Stock Consideration” shall mean the sum of (1) the Aggregate Cash Consideration, (2) any cash to be paid in lieu of fractional shares pursuant to Section 2.1(d), (3) the maximum amount of cash paid and expected to be paid by Parent and the Company on account of Dissenting Shares, (4) any cash or the fair market value of any property that is distributed, transferred, or paid (or deemed for federal income tax purposes to have been distributed, transferred or paid) by the Company to its stockholders and that satisfies the requirements set forth in Treasury Regulation Section 1.368-1(e)(1)(ii), and (5) any other cash or property (other than shares of Parent Common Stock) that is transferred, paid or distributed by Parent (or any person related to Parent within the meaning of Treasury Regulation Section 1.368 1(e)(3)) to Company stockholders in exchange for shares of Company Common Stock in connection with the Merger.

(25) “Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

(26) “Parent Closing Trading Price” means the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of Parent Common Stock on the New York Stock Exchange, for the consecutive period of fifteen trading days ending on the close of trading on the second trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function “VWAP.”

(27) “Parent Signing Trading Price” means the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of Parent Common Stock on the New York Stock Exchange, for the consecutive period of seven trading days ending on the close of trading on the date immediately preceding the date of this Agreement, as calculated by Bloomberg Financial LP under the function “VWAP.”

(28) “Parent Stock Plans” means the Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan, Alliance Data Systems Corporation 2003 Long-Term Incentive Plan, Alliance Data Systems Corporation 2005 Long-Term Incentive Plan and Alliance Data Systems Corporation 2010 Omnibus Incentive Plan.

(29) “Permitted Lien” means (A) any Lien for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to Liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (D) utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and similar Liens that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are typical for the applicable property type and locality as do not individually or in the aggregate materially interfere with the present occupancy or use of the Company Leased Real Property (in the case of the Company) or owned real property or leased real property of Parent and its Subsidiaries (in the case of Parent) or otherwise materially impair the business operations of the Company and its Subsidiaries (in the case of the Company) or Parent and its Subsidiaries (in the case of Parent), (E) other Liens being contested in good faith in the ordinary course of business or which do not materially interfere with the present occupancy or use of the affected Company Leased Real Property (in the case of the Company) or the owned real property or leased real property of Parent and its Subsidiaries (in the case of Parent) or otherwise materially interfere with the conduct of or impair the business operations of the Company and its Subsidiaries (in the case of the Company) or Parent and its Subsidiaries (in the case of Parent) and for which adequate reserves (based on good faith estimates of management) have been set aside for payment therefor, (F) Liens securing Indebtedness or liabilities that are reflected in the Company Financial Statements or the Parent Financial Statements, as applicable or that Parent or its Subsidiaries incurs in the ordinary course of business following the date hereof, (G) non-exclusive outbound licenses of Intellectual Property, and (H) Liens set forth in Section 8.15(b)(29) of the Company Disclosure Schedule or Section 8.15(b)(29) of the Parent Disclosure Schedule.

(30) “Personal Data” means (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers or any other piece of information that allows the identification of or contact with a natural person and for greater certainty includes all such information with respect to employees of Company or any Subsidiary and (ii) any information that is associated, directly or indirectly (by, for example, records linked via unique keys), to any of the foregoing.

(31) “Personal Information” means any information about any users or customers of the internet websites owned, maintained or operated by such entity that is protected by applicable Privacy Laws, including, without limitation, all: (i) “nonpublic personal information,” as defined under the Gramm-Leach-Bliley Act (15 U.S.C. §6801 et seq.); (ii) “protected health information” as defined under the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d); (iii) “cardholder information,” as defined under the Payment Card Industry Data Security Standard; and (iv) “personally identifiable information,” “personal information” and other similar terms as defined under relevant state security breach notification laws.

(32) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

(33) “SRO” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

(34) “Tax” or “Taxes” means any and all federal, state, local or foreign governmental taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, and other taxes of any kind whatsoever imposed by a Governmental Entity, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto.

(35) “Tax Return” means any return, report or similar filing (including any attached schedules and supplements) filed or required to be filed with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes (and including any amendments with respect thereto).

(36) “Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

(37) “Testing Price” shall be the lowest of the following amounts, as reported on the New York Stock Exchange: (1) the closing Parent Common Stock trading price on the Valuation Date, (2) the average between the high and low Parent Common Stock trading prices on the Valuation Date, and (3) the volume weighted average of the trading prices of all shares of Parent Common Stock traded on the Valuation Date.

(38) “Valuation Date” shall mean the trading day immediately before the Closing Date.

INDEX OF DEFINED TERMS

Terms	Page
Acceptable Confidentiality Agreement	75
Adjusted Option	10
Adjusted Restricted Stock Award	11
Affiliates	75
Aggregate Cash Consideration	75
Aggregate Stock Consideration	75
Aggregate Stock Consideration Value	6
Agreement	1
Appraisal Provisions	5
Base Consideration	4
Book-Entry Shares	5
Business Day	76
Cancelled Shares	3
Cash Election	4
Certificate	5
Certificate of Merger	2
Closing	2
Closing Date	2
Code	1
Collective Bargaining Agreement	26
Company	1
Company 401(k) Plan	57
Company Acquisition Agreement	52
Company Adverse Recommendation Change	52
Company Approvals	17

Terms	Page
Company Benefit Plan	22
Company Board of Directors	1
Company Common Stock	14
Company Credit Agreement	76
Company Directors and Officers	61
Company Disclosure Schedule	13
Company Employees	56
Company ESPP	11
Company Financial Statements	18
Company Indemnified Parties	61
Company Leased Real Property	28
Company Material Contracts	31
Company Material Intellectual Property	76
Company Options	10
Company Organizational Documents	14
Company Permits	20
Company Preferred Stock	14
Company Privacy Policy	76
Company Products	76
Company Real Property Leases	28
Company Recommendation	16
Company Registered Intellectual Property	26
Company Restricted Stock Awards	10
Company SEC Documents	18
Company Stock Awards	11
Company Stock Plans	76
Company Stockholder Approval	16
Company Stockholder Proxies	56
Company Stockholders’ Meeting	55
Company Subsidiary Organizational Documents	14
Company Superior Proposal	76
Company Takeover Proposal	77
Company Takeover Transaction	69
Confidentiality Agreement	49
Contract	77
DGCL	2
Dissenting Shares	5
Dissenting Stockholder	5
DLLCA	2
EAR	34
Effective Time	2
Election Deadline	12
End Date	67
Enforceability Exceptions	17
Environmental Law	77
ERISA	22
ERISA Affiliate	22
Exchange Act	17
Exchange Agent	7
Exchange Agent Agreement	7
Exchange Fund	7

Terms	Page
Excluded Tax Sharing Agreement	25
Export Controls	34
Fixed Exchange Ratio	4
Form of Election	12
Form S-4	24
Fractional Share Cash Amount	6
GAAP	18
Governmental Entity	77
Hazardous Materials	77
HSR Act	17
Import Restrictions	34
Indebtedness	77
Indemnified Action	61
Intellectual Property	78
Intervening Event	78
IT Assets	78
ITAR	34
Knowing and Material Breach	79
Law	19
Laws	19
Letter of Transmittal	7
Liability	79
Lien	17
Managers	79
Material Adverse Effect	79
Material Security Breach	33
Merger	1
Merger Consideration	4
Merger Sub	1
Merger Sub Organizational Documents	36
Non-Stock Consideration	79
Non-US Benefit Plan	22
OFAC	34
Order	80
Parent	1
Parent Approvals	38
Parent Closing Trading Price	80
Parent Common Stock	36
Parent Disclosure Schedule	35
Parent Financial Statements	39
Parent Material Contract	42
Parent Organizational Documents	36
Parent Permits	40
Parent Preferred Stock	36
Parent SEC Documents	38
Parent Signing Trading Price	80
Parent Stock Plans	80
Per Share Cash Cap	4
Per Share Cash Consideration	4
Per Share Cash Election Consideration	4
Per Share Cash Minimum	4

Terms	Page
Per Share Stock Election Consideration	4
Permitted Lien	80
Personal Data	81
Personal Information	81
Post-Closing Plans	56
Premium Cap	62
Pre-Termination Takeover Proposal Event	69
Privacy Laws	33
Proxy Statement/Prospectus	24
Qualified Plan	22
Release	81
Representatives	50
Reverse Merger Condition	6
Sarbanes-Oxley Act	18
SEC	18
Securities Act	17
SRO	81
Stock Election	4
Subsidiaries	75
Surviving Company	2
Tail Cap	62
Tax	82
Tax Return	82
Taxing Authority	82
Termination Fee	69
Testing Price	82
Top Customers	32
Top Suppliers	32
Trade Secrets	78
Valuation Date	82
Voting Agreement	1

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CONVERSANT, INC.

By:	/S/ JOHN GIULIANI
Name: John Giuliani
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ALLIANCE DATA SYSTEMS CORPORATION

By:	/S/ EDWARD J. HEFFERNAN
Name: Edward J. Heffernan
Title: President and Chief Executive Officer

AMBER SUB LLC

By:	/S/ JEANETTE FITZGERALD
Name: Jeanette Fitzgerald
Title: Vice President and Secretary

[Signature Page to Agreement and Plan of Merger]

Annex B

EXECUTION VERSION

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of September 11, 2014, is entered into by and between Alliance Data Systems Corporation, a Delaware corporation (“Parent”), and each of the stockholders of Conversant, Inc., a Delaware corporation (the “Company”), listed on Schedule A attached hereto (each, a “Stockholder” and, collectively, the “Stockholders”). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Amber Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”) and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”) (as the same may be amended from time to time in accordance with its terms) pursuant to which (and subject to the terms and conditions set forth therein) the Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving corporation in the merger (the “Merger”);

WHEREAS, each Stockholder is, as of the Reference Time (as defined below), the record and beneficial or beneficial owner (as defined in Rule 13d-3 of the Exchange Act, which meaning will apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) of the shares of Company Common Stock and the Company Options set forth opposite such Stockholder’s name on Schedule A attached hereto (the “Owned Securities” and, together with any other shares of Company Common Stock or other securities with voting rights with respect to the matters specified in Section 4.1 that become beneficially owned by such Stockholder (including Company Common Stock acquired upon the exercise of Company Options) but excluding any shares sold or transferred in compliance with Section 3.2 or Section 3.3 during the Voting Period, the “Shares”); and

WHEREAS, obtaining the Company Stockholder Approval is a condition to the consummation of the Merger.

NOW, THEREFORE, in consideration of Parent and Merger Sub entering into the Merger Agreement and of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Representations and Warranties of Each Stockholder. Each Stockholder hereby represents and warrants to Parent as of the date of this Agreement as follows:

1.1. Title to the Shares. Such Stockholder is the record and beneficial or beneficial owner of the Owned Securities listed on Schedule A, which, as of the Reference Time, constitutes all of the Company Common Stock and other securities convertible into or exercisable for any Company Common Stock, whether vested or unvested, owned of record or beneficially held by such Stockholder. For purposes of this Agreement, “Reference Time” shall mean 12:01 am Eastern time on the date of this Agreement, and “Voting Period” shall mean the period from the Reference Time through the termination of this Agreement in accordance with its terms.

1.2. Voting Matters. Other than any restrictions contained in the Company Organizational Documents, such Stockholder has the sole power to vote or cause to be voted the Owned Securities (except for any Company Options included in the Owned Securities) with respect to the matters specified in Section 4.1 hereof, free and clear of any and all claims, liens, encumbrances or restrictions on the right to vote such Owned Securities, except as may exist by reason of this Agreement. In furtherance (and not in limitation) of the foregoing, such Stockholder represents and warrants to Parent that all proxies heretofore given in respect of any of its Owned Securities, if any, are not irrevocable and that all such proxies have been properly revoked or are no longer in effect as of the date hereof.

1.3. Organization. To the extent such Stockholder is a corporation, partnership, limited liability company or other entity, such Stockholder is duly organized, validly existing, and in good standing (or the equivalent concept to the extent applicable) under the laws of the jurisdiction of its incorporation, formation or organization.

1.4. Authority Relative to this Agreement. To the extent such Stockholder is a corporation, partnership, limited liability company or other entity (a) such Stockholder has all requisite corporate, company, partnership or other similar power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement and (b) the execution and delivery of this Agreement by such Stockholder and the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement to which it is a party have been duly and validly authorized by all necessary and appropriate corporate, partnership, company or other similar action on behalf of such Stockholder. To the extent that such Stockholder is an individual, such Stockholder has the requisite legal capacity to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Enforceability Exceptions.

1.5. No Conflict. The execution and delivery of this Agreement by such Stockholder does not, and the performance of its obligations hereunder and the consummation by such Stockholder of the transactions contemplated hereby will not, (a) except for the applicable requirements of the Exchange Act, require any consent or approval by, filing with, or notification to, any Governmental Entity or any other person, by such Stockholder, (b) to the extent such Stockholder is a corporation, partnership, limited liability company or other entity, violate or conflict with or result in any breach of any provision of the organizational documents of such Stockholder, (c) violate or conflict with or result in any breach of or default (with or without notice or lapse of time or both) under or give to any other person (with or without notice or lapse of time or both) any right of termination, acceleration or cancellation of, or result in the creation of any claims, liens, encumbrances or restrictions on the right to vote such Shares pursuant to, any agreement to which such Stockholder is a party or any instrument, permit, concession, franchise or license of such Stockholder or (d) violate or conflict with any Law applicable to such Stockholder or to such Stockholder’s properties or assets, except in the case of the foregoing clauses (a), (c) and (d) only, for any of the foregoing as would not reasonably be expected to materially impair or restrict such Stockholder’s ability to perform its obligations under this Agreement.

1.6. Reliance by Parent. Such Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

SECTION 2. Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as of the date of this Agreement as follows:

2.1. Organization. Parent is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

2.2. Authority Relative to this Agreement. (a) Parent has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement and (b) the execution and delivery of this Agreement by Parent and the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary and appropriate corporate action. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by each of the Stockholders party hereto, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

2.3. No Conflict. The execution and delivery of this Agreement by Parent does not, and the performance of its obligations hereunder and the consummation by Parent of the transactions contemplated hereby will not, (a) except for the applicable requirements of the Exchange Act, require any consent or approval by, filing with, or notification to, any Governmental Entity or any other person, by Parent or any of its Subsidiaries, (b) violate or conflict with or result in any breach of any provision of the charter or bylaws or other equivalent organizational documents of Parent or any of its Subsidiaries, (c) violate or conflict with or result in any breach of or default (with or without notice or lapse of time or both) under or give to any other person (with or without notice or lapse of time or both) any right of termination, acceleration or cancellation of, any agreement to which Parent or any of its Subsidiaries is a party or any instrument, permit, concession, franchise or license of Parent or any of its Subsidiaries or (d) violate or conflict with any Law applicable to Parent, its Subsidiaries or their respective properties or assets, except, in the case of the foregoing clauses (a), (c) and (d) only for any of the foregoing as would not reasonably be expected to materially impair or restrict Parent’s ability to perform its obligations under this Agreement.

SECTION 3. Additional Agreements.

3.1. No Other Proxies. Subject to applicable Law, each Stockholder hereby covenants and agrees, that during the Voting Period, except as otherwise specifically contemplated or permitted by this Agreement (including Section 4.1), such Stockholder shall not, and shall not offer or agree to grant any proxy or power of attorney with respect to, deposit into a voting trust or enter into a voting arrangement, whether by proxy, voting agreement or otherwise with respect to any Shares or any interest therein, in each case with respect to any vote on the approval of the matters set forth in Section 4.1 of this Agreement.

3.2. Restriction on Transfer. Each Stockholder hereby agrees, except as permitted by Section 3.3, during the Voting Period, not to sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Shares of such Stockholder (any such action, a “Transfer”). Each Stockholder agrees that any violation of the foregoing sentence by such Stockholder may and should be enjoined. If any involuntary Transfer of any of the Shares shall occur (including, but not limited to, a sale by a Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, to the extent permitted by applicable Law, take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

3.3. Permitted Transfers. A Stockholder may Transfer any Shares (i) to a Permitted Transferee (as defined below) or Affiliate of such Stockholder or (ii) to the extent necessary to fund any tax payments required to be paid upon exercise of a Company Option or vesting of any restricted stock unit held by such Stockholder. Any Stockholder that Transfers any Shares to a Permitted Transferee or any Affiliate of such Stockholder (such Permitted Transferees and Affiliates, “Potential Transferees”) shall cause each such Potential Transferee to (x) execute a signature page to this Agreement pursuant to which such Potential Transferee agrees to be a “Stockholder” pursuant to this Agreement with respect to such Transferred Shares and (y) provide the requisite contact information for such Potential Transferee as contemplated by Exhibit A. “Permitted Transferee” means, with respect to any Stockholder, (A) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of such Stockholder, (B) any trust, the trustees of which include only the persons named in clause (A) and the beneficiaries of which include only the persons named in clause (A), (C) any corporation, limited liability company or partnership, the stockholders, members or general or limited partners of which include only the persons named in clause (A), (D) if such Stockholder is a trust, the beneficiary or beneficiaries authorized or entitled to receive distributions from such trust or (E) to any person by will, for estate or tax planning purposes, for charitable purposes or as charitable gifts or donations. Transfers of Shares to Potential Transferees made pursuant to this Section 3.3 shall not be a breach of this Agreement.

3.4. Additional Shares. In the event of a share dividend or distribution, or any change in the Company Common Stock by reason of any share dividend or distribution, stock split, recapitalization, reclassification, combination, conversion or the like, including the exchange of any securities convertible into or exercisable for any Company Common Stock, the term “Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction. For the avoidance of doubt, it is the intent of the parties that all Company Common Stock or other securities convertible into or exercisable for any Company Common Stock that become beneficially owned by each Stockholder during the Voting Period be subject to the provisions of this Agreement.

3.5. Stockholder Capacity; Stockholder Designees. All agreements and understandings made herein shall be made solely in a Stockholder’s capacity as a holder of the Shares and, if a Stockholder is a director or officer of the Company, not in a Stockholder’s capacity as a director or officer of the Company and this Agreement shall not limit or otherwise affect the actions or fiduciary duties of such Stockholder, or any affiliate, trustee, beneficiary, settlor, employee or designee of such Stockholder or any of its affiliates in its capacity, if applicable, as an officer or director of the Company (or any subsidiary of the Company). For the avoidance of doubt, the parties acknowledge and agree that (a) each Stockholder who is a director shall be free to act in his or her capacity as a director of the Company in accordance with his or her duties to the Company, (b) nothing herein shall prohibit or restrict any such Stockholder above from taking any action in facilitation of the exercise of his or her duties as a director pursuant to the Merger Agreement (including pursuant to Section 5.3 thereof) or otherwise, (c) nothing herein shall prohibit or restrict any Stockholder who is an officer of the Company from taking any action, or failing to take any action, in his or her capacity as an officer of the Company or in facilitation of the exercise of his or her duties to the Company as such Stockholder determines in good faith is required to comply with the direction of the Company Board of Directors and (d) no action taken by any person described in clauses (a) through (c) above acting in the capacities described therein shall be deemed to be a breach or violation by such Stockholder of this Agreement.

SECTION 4. Voting Agreement; Proxy.

4.1. Voting Agreement. Each Stockholder hereby agrees that during the Voting Period, at any meeting of the Company stockholders or in any action by written consent of the Company stockholders, such Stockholder shall vote (or cause to be voted) (other than Company Options that have not yet been exercised), all of its Shares:

(a) in favor of adoption of the Merger Agreement, and approval of the terms thereof, and in favor of the Merger and the other transactions contemplated thereby;

(b) in favor of adoption of any proposal in respect of which the Company Board of Directors has (i) determined is designed to facilitate the consummation of the Merger, (ii) disclosed the determination described in clause (i) in the Company’s proxy materials or other written materials disseminated to all of the Company stockholders and (iii) recommended to be adopted by the Company stockholders;

(c) against any Company Takeover Proposal; and

(d) against any amendments to the Company Organizational Documents or other proposal or transaction involving the Company or any of its Subsidiaries that in any manner would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or the other transactions contemplated by the Merger Agreement or change, in any manner, the voting rights of any class of capital stock of the Company;

provided that in the event that such Stockholder’s proxy has been granted to the Company pursuant to Section 4.2(a) (and such proxy remains effective in accordance therewith), Stockholder shall have no obligations under this Section 4.1 with respect to the meeting of the Company stockholders for which such proxy has been granted.

Notwithstanding anything herein to the contrary, this Section 4.1 shall not require any Stockholder to vote (or cause to be voted) any of such Stockholder’s Shares to amend the Merger Agreement or take any action that could result in the consequences described in Section 6(d).

4.2. Grant of Proxy.

(a) In furtherance of Section 4.1 of this Agreement, subject to Sections 4.2(b) and 4.2(d) hereof and the proviso set forth below, each Stockholder hereby irrevocably grants to and appoints Parent and up to two of Parent’s designated representatives (the “Authorized Parties”), and each of them individually, as such Stockholder’s proxy (with full power of substitution and resubstitution) to the full extent of such Stockholder’s voting rights with respect to such Shares for and in the name, place and stead of such Stockholder, to attend all meetings of the Company stockholders and to vote the Shares at any meeting of the Company stockholders or in any action by written consent of the Company stockholders, during the Voting Period solely on the matters and in the manner specified in Section 4.1 hereof, in each case subject to applicable Law (the “Proxy”); provided that in the case of any meeting of the Company stockholders during the Voting Period at which a matter described in Section 4.1 is to be considered, such Stockholders grant of the Proxy contemplated by this Section 4.2(a) shall be effective if, and only if, such Stockholder has not delivered to the Secretary of the Company at least three Business Days prior to such meeting a duly executed proxy card previously approved by Parent (such approval shall not be unreasonably withheld or delayed) voting such Stockholder’s Shares in the manner specified in Section 4.1. For the avoidance of doubt, the Proxy shall be effective for all actions by written consent of the Company stockholders during the Voting Period with respect to the matters set forth in Section 4.1.

(b) It is hereby agreed that the Authorized Parties will use any Proxy granted by any Stockholder solely in accordance with applicable Law and will only vote the Shares subject to such Proxy with respect to the matters and in the manner specified in Section 4.1 hereof. Subject to the foregoing sentence, following the grant of a Proxy pursuant to Section 4.2(a), the vote of an Authorized Party shall control in any conflict between the vote by an Authorized Party of such Shares and any other vote by such Stockholder of its Shares during the Voting Period.

(c) Each Stockholder hereby affirms that any Proxy granted pursuant to this Section 4.2 is given by such Stockholder in connection with, and in consideration of, the execution of the Merger Agreement by Parent, and that any such Proxy will be given to secure the performance of the duties of such Stockholder under this Agreement specified in Section 4.1.

(d) Any Proxy granted pursuant to this Section 4.2 by such Stockholder shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Stockholder with respect to the matters specified in Section 4.1 but for the avoidance of doubt shall be deemed terminated and released with respect to any Shares sold or transferred on or after the date hereof in compliance with Section 3.3. Any Proxy granted hereunder shall automatically terminate, without any further action required by any person, and any underlying appointment shall automatically be revoked and rescinded and of no force and effect, at the end of the Voting Period.

(e) Each Stockholder hereby acknowledges that the Company has agreed, pursuant to Section 5.4(d), of the Merger Agreement, to recognize the Proxy at any meeting of the Company stockholders during the Voting Period. Each Stockholder hereby further agrees that it will not intentionally take any action or fail to take any action with the primary purpose of causing the Company to fail to recognize such Proxy.

4.3. Other Voting. Each Stockholder shall vote on all issues other than those specified in Section 4.1 hereof that may come before a meeting of, or action by written consent by, the Company stockholders in its sole discretion; provided that such vote or consent does not contravene the provisions of this Section 4. For the avoidance of doubt, Parent shall not have the right to be granted any proxy of a Stockholder in connection with any such vote.

SECTION 5. Further Assurances. Each Stockholder shall, from time to time, perform such further acts and execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request in writing for the purpose of effectuating the matters covered by this Agreement or that are necessary to vest in Parent the power to carry out and give effect to the provisions of this Agreement.

SECTION 6. Termination. This Agreement and the obligations hereunder shall automatically terminate on the first to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) a written agreement between Parent and a Stockholder to terminate this Agreement (provided that in the case of this clause (b) any such termination shall be effective only with respect to such Stockholder or Stockholders party to such agreement to terminate, and not any other stockholder of the Company party to this Agreement or a similar agreement with Parent), (c) the Effective Time, and (d) the Merger Agreement is amended or modified, or a provision therein has been waived, in any such case, in a manner that (i) reduces the amount or changes the form of Merger Consideration to be paid to such Stockholder in connection with the Merger or (ii) provides for or otherwise results in disparate treatment of such Stockholder vis-a-vis the other Company stockholders with regard to the Merger Consideration or is materially adverse to the Stockholders. The representations, warranties, obligations and agreements of the parties contained in this Agreement shall not survive any termination of this Agreement; provided that in the event this Agreement is terminated under clause (a) of the preceding sentence, no party shall be relieved from its liability for any Knowing and Material Breach of its obligations hereunder committed prior to such termination. For the avoidance of doubt, unless already ended, the Voting Period will automatically end when this Agreement is terminated in accordance with this Section 6.

SECTION 7. Miscellaneous.

7.1. Appraisal Rights. Each Stockholder hereby irrevocably and unconditionally waives, and agrees to prevent the exercise of, any rights to require appraisal of its Shares pursuant to the DGCL with respect to the Merger.

7.2. Publication. Each Stockholder hereby permits the Company and Parent to publish and disclose in any proxy statement or prospectus (including any document or schedule filed with the SEC) or any other regulatory filings in connection with the Merger such Stockholder’s identity and ownership of Company Common Stock, the other information set forth on Schedule A attached hereto, and the nature of its commitments, arrangements and understandings pursuant to this Agreement.

7.3. Entire Agreement; No Third Party Beneficiaries.

(a) This Agreement, including the Proxy and Schedule A attached hereto, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that if there is any conflict between this Agreement and the Merger Agreement, this Agreement shall control. This Agreement is intended to create a contractual relationship between each Stockholder, on the one hand, and Parent, on the other hand, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto. Without limiting the generality of the foregoing, each Stockholder agrees that: (i) it is entering into this Agreement solely on its own behalf and, except as expressly set forth in this Agreement, shall not have any obligation to perform on behalf of any other Company stockholder and (ii) by entering into this Agreement, it does not intend to form a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law with any other Company stockholder. Each Stockholder is not Affiliated with any other holder of Shares entering into this Agreement and has acted independently regarding such Stockholder’s decision to enter into this Agreement. Parent acknowledges and agrees that (A) all representations, warranties, covenants, obligations and agreements of the Stockholders in this Agreement shall be made on a several, and not joint, basis and (B) in accordance with and subject to the foregoing, no Stockholder shall have any liability or obligation for any breach or violation of, or failure to perform under, this Agreement by any other Stockholder.

(b) This Agreement is not intended to, and shall not, confer upon any person not a party hereto any rights or remedies hereunder, provided, however, that Merger Sub is an intended third party beneficiary of this Agreement, with the right to enforce this Agreement to the same extent as Parent.

7.4. Assignment; Parties in Interest. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other party. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns (including, for the avoidance of doubt, a Stockholder’s heirs, legal representatives, successors and assigns). Any purported assignment not permitted under this Section 7.4 shall be null and void.

7.5. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 7.5 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 7.5; or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To Parent:

Alliance Data Systems Corporation

7500 Dallas Parkway

Suite 700

Plano, Texas 75024

Facsimile: 214-494-3900

Attention: Jeanette Fitzgerald, General Counsel—Epsilon

Email: jfitzgerald@epsilon.com

with copies to:

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue

Suite 4100

Dallas, TX 75201

Facsimile: (214) 969-4343

Attention: Joseph L. Motes III, Esq.

Email: jmotes@akingump.com

If to a Stockholder: at its respective address set forth on Schedule A attached hereto or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so personally delivered, on the date of confirmation if electronically delivered, or on that of receipt if delivered by courier. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 7.5; provided, however, that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

7.6. Headings. Headings of the Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

7.7. Amendments; Waivers. At any time prior to the termination of this Agreement, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and Stockholders. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

7.8. Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, trustee, beneficiary, settlor, agent, attorney, representative or affiliate of any party hereto (except to the extent any of them becomes a party in accordance with Section 3.3) or of any of their respective affiliates shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 7.8 shall limit any liability of the parties hereto for breaches of the terms and conditions of this Agreement.

7.9. General Provisions. The terms and provisions of Sections 8.3, 8.4, 8.5, 8.6, 8.9 and 8.14 of the Merger Agreement are hereby incorporated by reference as if set forth herein in their entirety and shall apply mutatis mutandis to this Agreement.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

ALLIANCE DATA SYSTEMS CORPORATION

By:	/s/ EDWARD J. HEFFERNAN
Name: Edward J. Heffernan
Title: President and Chief Executive Officer

STOCKHOLDERS:

/s/ SCOTT P. BARLOW
Scott P. Barlow

/s/ DAVID S. BUZBY
David S. Buzby

/s/ JAMES A. CROUTHAMEL
James A. Crouthamel

/s/ JOHN GIULIANI
John Giuliani

/s/ JAMES R. PETERS
James R. Peters

/s/ JOHN PITSTICK
John Pitstick

/s/ JEFFREY F. RAYPORT
Jeffrey F. Rayport

/s/ BRIAN SMITH
Brian Smith

/s/ PETER WOLFERT
Peter Wolfert

/s/ JAMES R. ZARLEY
James R. Zarley

[Signature Page to Voting Agreement]

Annex C

ANNEX C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by

§ 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D

ANNEX D

SAMPLE PRORATION CALCULATIONS

EXAMPLE 1
Initial Base Consideration Value	$35.00
Fixed Exchange Ratio	0.07037
ADS Stock Price	$258.61
Value of ADS Stock included in the Base Consideration	$18.20
Cash Consideration included in the Base Consideration	$16.80
Actual Base Consideration Value	$35.00

Number of Stock Election Shares	70,000
Number of Cash Election Shares	90,000
Aggregate stock consideration (in shares) for all electing shares	11259.20000
Aggregate cash consideration for all electing shares	$2,688,203.12

Exchange ratio @ Actual Base Consideration Value/ADS share	0.135336
Total shares payable to stock electing shares with no proration	9,473.545414
Sufficient agg. stock consideration to pay all Stock Elections in Shares?	Yes
ADS shares payable per Stock Electing Share(a)	0.135336
Value of shares payable per Stock Electing Share	$35.00
Additional cash payable per Stock Electing Share	$—
Value of Total Consideration Payable per Stock Election Share	$35.00

Aggregate cash payable on all Stock Electing Shares	$—
Aggregate cash remain to pay all Cash Electing Shares	$2,688,203.12
Aggregate ADS shares remaining to pay all Cash Electing Shares	1785.65459
Cash payable to each holder electing all cash	$29.87
Additional shares payable to holders electing all cash(a)	0.01984
Value of Additional Shares payable to Cash Election Shares	$5.13
Value of Total Consideration Payable per Cash Election Share	$35.00

(a)	Note that per the terms of the merger agreement, any fractional shares of Alliance Data common stock payable to any holder of Conversant common stock will be aggregated and paid in cash.

ANNEX D

SAMPLE PRORATION CALCULATIONS

EXAMPLE 2
Initial Base Consideration Value	$35.00
Fixed Exchange Ratio	0.07037
ADS Stock Price	$280.00
Value of ADS Stock included in the Base Consideration	$19.70
Cash Consideration included in the Base Consideration	$15.30
Actual Base Consideration Value	$35.00

Number of Stock Election Shares	120,000
Number of Cash Election Shares	75,000
Aggregate stock consideration (in shares) for all electing shares	13722.15000
Aggregate cash consideration for all electing shares	$2,982,798.00

Exchange ratio @ Actual Base Consideration Value/ADS share	0.125000
Total shares payable to stock electing shares with no proration	15,000.000000
Sufficient agg. stock consideration to pay all Stock Elections in Shares?	No
ADS shares payable per Stock Electing Share(a)	0.114351
Value of shares payable per Stock Electing Share	$32.02
Additional cash payable per Stock Electing Share	$2.98
Value of Total Consideration Payable per Stock Election Share	$35.00

Aggregate cash payable on all Stock Electing Shares	$357,798.00
Aggregate cash remain to pay all Cash Electing Shares	$2,625,000.00
Aggregate ADS shares remaining to pay all Cash Electing Shares	—
Cash payable to each holder electing all cash	$35.00
Additional shares payable to holders electing all cash(a)	0.00000
Value of Additional Shares payable to Cash Election Shares	$—
Value of Total Consideration Payable per Cash Election Share	$35.00

(a)	Note that per the terms of the merger agreement, any fractional shares of Alliance Data common stock payable to any holder of Conversant common stock will be aggregated and paid in cash.

ANNEX D

SAMPLE PRORATION CALCULATIONS

EXAMPLE 3
Initial Base Consideration Value	$35.00
Fixed Exchange Ratio	0.07037
ADS Stock Price	$290.00
Value of ADS Stock included in the Base Consideration	$20.41
Cash Consideration included in the Base Consideration	$14.98
Actual Base Consideration Value	$35.39

Number of Stock Election Shares	120,000
Number of Cash Election Shares	75,000
Aggregate stock consideration (in shares) for all electing shares	13722.15000
Aggregate cash consideration for all electing shares	$2,921,100.00

Exchange ratio @ Actual Base Consideration Value/ADS share	0.122025
Total shares payable to stock electing shares with no proration	14,643.020690
Sufficient agg. stock consideration to pay all Stock Elections in Shares?	No
ADS shares payable per Stock Electing Share(a)	0.114351
Value of shares payable per Stock Electing Share	$33.16
Additional cash payable per Stock Electing Share	$2.23
Value of Total Consideration Payable per Stock Election Share	$35.39

Aggregate cash payable on all Stock Electing Shares	$267,052.50
Aggregate cash remain to pay all Cash Electing Shares	$2,654,047.50
Aggregate ADS shares remaining to pay all Cash Electing Shares	—
Cash payable to each holder electing all cash	$35.39
Additional shares payable to holders electing all cash(a)	0.00000
Value of Additional Shares payable to Cash Election Shares	$—
Value of Total Consideration Payable per Cash Election Share	$35.39

(a)	Note that per the terms of the merger agreement, any fractional shares of Alliance Data common stock payable to any holder of Conversant common stock will be aggregated and paid in cash.

ANNEX D

SAMPLE PRORATION CALCULATIONS

EXAMPLE 4
Initial Base Consideration Value	$35.00
Fixed Exchange Ratio	0.07037
ADS Stock Price	$290.00
Value of ADS Stock included in the Base Consideration	$20.41
Cash Consideration included in the Base Consideration	$14.98
Actual Base Consideration Value	$35.39

Number of Stock Election Shares	60,000
Number of Cash Election Shares	75,000
Aggregate stock consideration (in shares) for all electing shares	9499.95000
Aggregate cash consideration for all electing shares	$2,022,300.00

Exchange ratio @ Actual Base Consideration Value/ADS share	0.122025
Total shares payable to stock electing shares with no proration	7,321.510345
Sufficient agg. stock consideration to pay all Stock Elections in Shares?	Yes
ADS shares payable per Stock Electing Share(a)	0.122025
Value of shares payable per Stock Electing Share	$35.39
Additional cash payable per Stock Electing Share	$—
Value of Total Consideration Payable per Stock Election Share	$35.39

Aggregate cash payable on all Stock Electing Shares	$—
Aggregate cash remain to pay all Cash Electing Shares	$2,022,300.00
Aggregate ADS shares remaining to pay all Cash Electing Shares	2178.43966
Cash payable to each holder electing all cash	$26.96
Additional shares payable to holders electing all cash(a)	0.02905
Value of Additional Shares payable to Cash Election Shares	$8.42
Value of Total Consideration Payable per Cash Election Share	$35.39

(a)	Note that per the terms of the merger agreement, any fractional shares of Alliance Data common stock payable to any holder of Conversant common stock will be aggregated and paid in cash.

Annex E

ANNEX E

LETTER AGREEMENT BETWEEN ALLIANCE DATA AND JOHN GIULIANI

September 11, 2014

John Giuliani

Chief Executive Officer

Conversant, Inc.

30699 Russell Ranch Road, Suite 250

Westlake Village, California 91362

Dear John,

This letter is in connection with the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”) by and among Alliance Data Systems Corporation (“Parent”), Amber Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”) and Conversant, Inc. (the “Company”) pursuant to which (and subject to the terms and conditions set forth therein) the Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving corporation in the merger (the “Merger”). Capitalized terms used in this letter shall have the meanings given them in the Merger Agreement. This letter shall be of no further force and effect if the Effective Time does not occur or if the Merger Agreement is terminated in accordance with its terms.

In connection with the Agreement and Plan of Merger, you hereby agree that you will waive the current terms of acceleration of vesting or lapsing of restrictions of any outstanding and unvested Company Restricted Stock Award held by you as of the Effective Time (the “CEO Restricted Stock”) that would otherwise have occurred as of the Effective Time (including with respect to all shares of Parent Common Stock issued in exchange therefor). Such CEO Restricted Stock shall continue to vest over time in accordance with its existing terms (not taking such acceleration into account) during any period in which you may be an employee of Parent or one of its Subsidiaries immediately after the Effective Time. All unvested shares of CEO Restricted Stock (including all shares of Parent Common Stock issued in exchange therefor in the Merger) shall accelerate and vest in full immediately, and without further action by any person , upon termination of your employment with Parent or one of its Subsidiaries for any reason whatsoever (including, without limitation, your resignation for any reason, termination of your employment by Parent or one if its Subsidiaries with or without cause, or your death or disability). The CEO Restricted Stock shall otherwise be treated the same as other Company Restricted Stock Award, as set forth in Section 2.3 of the Merger Agreement and elsewhere in the Merger Agreement).

You further agree either (A) not to make any election under Section 2.4(a) of the Merger Agreement (i.e., to accept the Base Consideration) or (B) to make a Stock Election for some or all of your shares of Company Common Stock (other than the CEO Restricted Stock).

This letter, together with the Merger Agreement and the Voting Agreement, reflects our entire agreement with respect to the treatment of the CEO Restricted Stock and your shares of Company Common Stock in the Merger and thereafter.

E-1

Sincerely, ALLIANCE DATA SYSTEMS CORPORATION

By:	/s/ Edward J. Heffernan
Edward J. Heffernan
Chief Executive Officer

Acknowledged and Agreed:

/s/ John Giuliani
John Giuliani

E-2

October 29, 2014

John Giuliani

Chief Executive Officer

Conversant, Inc.

30699 Russell Ranch Road, Suite 250

Westlake Village, California 91362

Dear John,

This letter is in connection with the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”) by and among Alliance Data Systems Corporation (“Parent”), Amber Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”) and Conversant, Inc. (the “Company”) pursuant to which (and subject to the terms and conditions set forth therein) the Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving corporation in the merger (the “Merger”). This letter amends the letter agreement between you and Parent dated as of September 11, 2014 (the “Original Letter Agreement” and, together with this amendment, the “ADS/Giuliani Letter Agreement”). Capitalized terms used in this letter shall have the meanings given them in the Merger Agreement or the Original Letter Agreement. This letter shall be of no further force and effect if the Effective Time does not occur or if the Merger Agreement is terminated in accordance with its terms.

The second paragraph of the Original Letter Agreement is hereby amended and restated in its entirety to read as follows:

“In connection with the Agreement and Plan of Merger, you hereby agree that you will waive the current terms of acceleration of vesting or lapsing of restrictions of any outstanding and unvested Company Restricted Stock Award held by you as of the Effective Time (the “CEO Restricted Stock”) that would otherwise have occurred as of the Effective Time (including with respect to all shares of Parent Common Stock issued in exchange therefor). Such CEO Restricted Stock shall continue to vest over time in accordance with its existing terms (not taking such acceleration into account) during any period in which you may be an employee of Parent or one of its Subsidiaries immediately after the Effective Time. All unvested shares of CEO Restricted Stock (including all shares of Parent Common Stock issued in exchange therefor in the Merger) shall accelerate and vest in full immediately, and without further action by any person: (i) upon termination of your employment with Parent or one of its Subsidiaries by Parent or one of its Subsidiaries for any reason whatsoever, whether with or without cause, (ii) upon your death or disability, (iii) upon your resignation for Good Reason. The CEO Restricted Stock shall otherwise be treated the same as other Company Restricted Stock Award, as set forth in Section 2.3 of the Merger Agreement and elsewhere in the Merger Agreement. For purposes of this ADS/Giuliani Letter Agreement, “Good Reason” shall mean your resignation following your good faith determination that any one of the following events has occurred: (A) failure by Parent to comply with Section 5.5 of the Merger Agreement with respect to you without your consent (provided that, notwithstanding any expiration of such covenant, for purposes of this ADS/Giuliani Letter Agreement, failure by Parent to comply with such covenant with respect to you shall be deemed to be a basis for your resignation for Good Reason at any time prior to the vesting in full of all shares of CEO Restricted Stock); (B) a diminution in your authority, duties, or responsibility with respect to

7500 Dallas Parkway, Suite 700 Plano, Texas 75024	214-494-3000	www.AllianceDataSystems.com

John Giuliani

Page Two

October 29, 2014

the business and operations of the Company business (recognizing that you will not have the title of Chief Executive Officer and that you will be reporting to the Chief Executive Officer of Parent’s Epsilon division) without your consent; (C) for personal health reasons, you cannot perform your duties to a standard appropriate for your role; (D) your continued employment with Parent or one of its Subsidiaries is not in the best strategic interests of the Company or Parent; or (E) Parent or the Company undergoes a Change of Control as defined in the Notices of Grant with respect to the CEO Restricted Stock (not including the Merger); provided, however, that in order for any event described in clauses (C) or (D) above to constitute “Good Reason,” you must have notified the Company at least 10 days prior to your intended date of resignation with a brief explanation of the circumstances thereof. Neither the Company nor Parent guarantees or warrants the tax consequences of this ADS/Giuliani Letter Agreement, and you are solely responsible for paying any and all taxes when due in respect of the CEO Restricted Stock “

Except as expressly amended by this letter Agreement, the Original Letter Agreement shall remain in full force and effect.

John Giuliani

Page Three

October 29, 2014

The ADS/Giuliani Letter Agreement, together with the Merger Agreement and the Voting Agreement, reflects our entire agreement with respect to the treatment of the CEO Restricted Stock and your shares of Company Common Stock in the Merger and thereafter.

Sincerely, ALLIANCE DATA SYSTEMS CORPORATION

By:	/s/ Edward J. Heffernan
Edward J. Heffernan Chief Executive Officer

Acknowledged and Agreed:

/s/ John Giuliani
John Giuliani

Annex F

2725 Sand Hill Road Suite 200 Menlo Park, CA 94025

September 10, 2014

Board of Directors

Conversant, Inc.

30699 Russell Ranch Road, Suite 250

Westlake Village, California 91362

Members of the Board:

We understand that Conversant, Inc. (the “Company”), Alliance Data Systems Corporation (the “Buyer”) and Amber Sub LLC, a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated September 10, 2014 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of the Company with and into Acquisition Sub. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of common stock, par value $0.001 per share (the “Company Common Stock”) of the Company, other than shares owned or held in treasury by the Company or held by the Buyer, Acquisition Sub or any direct or indirect wholly owned subsidiary of the Company, unvested shares issued under a restricted stock award or shares as to which dissenters’ rights have been perfected, will be converted into the right to receive, at the election of the holder thereof: (A) 0.07037 (the “Exchange Ratio”) of a share of common stock, par value $0.01 per share, of the Buyer (the “Buyer Common Stock”) and an amount in cash (the “Base Election Cash Amount”) equal to $35.00 minus the product of the Exchange Ratio and the volume weighted average price per share of the Buyer Common Stock for a fifteen trading day period ending on the second trading day preceding the date of closing of the Merger (such price, the “Buyer Closing Trading Price”), provided that the Base Election Cash Amount shall not be greater than $18.62 or less than $14.98, (B) an amount in cash, without interest, equal to (i) the Exchange Ratio multiplied by the Buyer Closing Trading Price plus (ii) the Base Election Cash Amount (ii) or (C) a number of shares of Buyer Common Stock equal to (i) the Exchange Ratio plus (ii) the Base Election Cash Amount divided by the Buyer Closing Trading Price (together, the “Consideration”). The Consideration is subject to adjustment and proration in the manner described in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Company;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Buyer with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share and consolidated capitalization;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

9)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

12)	Reviewed the Merger Agreement and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a reorganization, pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We have assumed that the final form of the Merger Agreement will not differ in any respect material to the opinion expressed herein from the draft of the Merger Agreement provided to us on September 10, 2014. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the transaction. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Merger or as to what elections such shareholders should make with respect to the form of Consideration to be received.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Owen O’Keeffe
Owen O’Keeffe
Managing Director

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Alliance Data’s certificate of incorporation provides that, to the fullest extent permitted by the General Corporation Law of the State of Delaware, no director of Alliance Data shall be liable to it or its stockholders for monetary damages for any breach of fiduciary duty as director.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Alliance Data’s second amended and restated certificate of incorporation provides that Alliance Data will indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding and any inquiry or investigation that could lead to such an action, suit or proceeding (whether or not by or in the right of Alliance Data) by reason of the fact that he or she is or was a director, officer, employee or agent of Alliance Data, or is or was serving at Alliance Data’s request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or in a similar capacity with another corporation, partnership, joint venture, sole proprietorship, trust, nonprofit entity, employee benefit plan or other enterprise, all such persons being referred to hereafter as an Indemnitee, against all judgments, penalties (including excise and similar taxes), fines, settlements and expenses (including attorneys’ fees and court costs), actually and reasonably incurred by or on behalf of the indemnitee in connection with such action, suit or proceeding, to the fullest extent permitted by any applicable law. Under certain circumstances, expenses must be advanced to directors and officers, and may be advanced to other indemnitees. Directors and officers are required to provide Alliance Data with an undertaking to repay the advance if it is ultimately determined that such person is not entitled to be indemnified by Alliance Data.

Alliance Data’s bylaws further provides that any person entitled to indemnification will only be indemnified if such person acted in good faith and in a manner which the person reasonably believed to be in, or not opposed to, Alliance Data’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Alliance Data’s bylaws further provide that Alliance Data will indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Alliance Data to procure a judgment in Alliance Data’s favor by reason of the fact that such person is or was a director, officer, employee or agent of Alliance Data, or is or was serving at Alliance Data’s request, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, if the person acted in good faith and in a manner which the person reasonably believed to be in, or not opposed to, the best interests of Alliance Data, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to Alliance Data, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense (including attorney’s fees) which the Court of Chancery of Delaware or such other court shall deem proper. To the extent that a present or former director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding, or any claim, issue or matter therein, such person shall be indemnified by Alliance Data against expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith.

Unless ordered by a court, Alliance Data can only indemnify a person if it is authorized after a determination has been made that the person has met the proper standard of conduct set forth in Alliance Data’s bylaws. These determinations shall be made, with respect to a person who is a director or officer at the time of the determination (1) by a majority of the vote of directors who are not parties to the action, or a committee thereof , (2) under certain circumstances, by independent legal counsel in a written opinion or (3) by Alliance Data’s stockholders. Additionally, Alliance Data has entered into indemnification agreements with its directors and certain of its executive officers. Under these indemnification agreements, if a current or former executive officer is made a party or is threatened to be made a party, as a witness or otherwise, to any threatened, pending or completed action, suit, inquiry or other proceeding by reason of any action or inaction on his or her part while acting on behalf of Alliance Data, Alliance Data’s board of directors may approve payment or reimbursement of properly documented expenses, including judgments, fines, penalties, attorneys’ fees and other costs reasonably incurred by the executive officer in connection with such proceeding, to the extent not paid by applicable insurance policies. This indemnification only applies to the extent permitted by Delaware general corporation law, and Alliance Data is not be liable for damages or judgments: (1) based upon or attributable to the executive officer gaining any personal profit or advantage to which the executive officer was not legally entitled; (2) with respect to an accounting of profits made from the purchase or sale by the executive officer of securities of the company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended; or (3) resulting from an adjudication that the executive officer committed an act of active and deliberate dishonesty with actual dishonest purpose and intent, which act was material to the cause of action adjudicated.

The merger agreement provides that, for six years after the effective time of the merger, the surviving company will, and Alliance Data will cause the surviving company to, maintain the indemnification, advancement of expenses and exculpation rights existing in favor of present and former directors, officers or employees of Conversant and its subsidiaries as contained in Conversant’s current organizational documents (and Conversant’s subsidiary organizational documents) or indemnification agreements in effect on September 11, 2014.

The merger agreement also provides that the surviving company will, and Alliance Data will cause the surviving company to, maintain in effect for six years from the effective time of the merger directors’ and officers’ liability insurance on terms at least as favorable to these individuals as Conversant’s existing directors’ and officers’ liability insurance policies with respect to events occurring at or prior to the effective time of the merger, provided that the annual premium does not exceed 250% of the current annual premium paid by Conversant. Conversant may purchase its own “tail” policy under its existing directors’ and officers’ liability insurance policy prior to the effective time of the merger, provided that the annual premium does not exceed 250% of the current annual premium paid by Conversant.

Alliance Data maintains a general liability insurance policy which covers certain liabilities of directors and officers of Alliance Data arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description

2.1+	Agreement and Plan of Merger, dated as of September 11, 2014, by and among Alliance Data Systems Corporation, Conversant, Inc. and Amber Sub LLC (attached as Annex A to the proxy statement/prospectus that is part of this registration statement).

3.1	Second Amended and Restated Certificate of Incorporation of Alliance Data Systems Corporation (incorporated by reference to Exhibit No. 3.1 to Alliance Data Systems Corporation’s Registration Statement on Form S-1 filed with the SEC on March 3, 2000, File No. 333-94623).

3.2	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Alliance Data Systems Corporation (incorporated by reference to Exhibit No. 3.1 to Alliance Data Systems Corporation’s Current Report on Form 8-K, filed with the SEC on June 7, 2013, File No. 001-15749).

3.3	Fourth Amended and Restated Bylaws of Alliance Data Systems Corporation (incorporated by reference to Exhibit No. 3.2 to Alliance Data Systems Corporation’s Current Report on Form 8-K, filed with the SEC on June 7, 2013, File No. 001-15749).

4.1	Specimen Certificate for shares of Common Stock of Alliance Data Systems Corporation (incorporated by reference to Exhibit No. 4 to Alliance Data Systems Corporation’s Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2003, File No. 001-15749).

5.1*	Opinion of Akin Gump Strauss Hauer & Feld, LLP.

8.1*	Opinion of Akin Gump Strauss Hauer & Feld, LLP regarding tax matters.

8.2*	Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters.

10.1+	Voting Agreement, dated as of September 11, 2014, by and between Alliance Data Systems Corporation and each of the directors and executive officers of Conversant, Inc. (incorporated by reference to Exhibit No. 10.1 to Alliance Data Systems Corporation’s Current Report on Form 8-K, filed with the SEC on September 11, 2014, File No. 001-15749 and attached as Annex B to the proxy statement/prospectus that is part of this registration statement).

10.2*#	Letter Agreement between Alliance Data Systems Corporation and John Giuliani, dated as of September 11, 2014, as amended on October 29, 2014 (attached as Annex E to this proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of PricewaterhouseCoopers LLP.

23.3*	Consent of Akin Gump Strauss Hauer & Feld, LLP (included as part of Exhibit 5.1).

23.4*	Consent of Akin Gump Strauss Hauer & Feld, LLP (included as part of Exhibit 8.1).

23.5*	Consent of Gibson, Dunn & Crutcher LLP (included as part of Exhibit 8.2).

24.1**	Powers of Attorney for Alliance Data Systems Corporation.

99.1*	Form of Proxy for Conversant, Inc.

99.2*	Election Form and Letter of Transmittal and Cover Letter to Election Form and Letter of Transmittal.

99.3	Opinion of Morgan Stanley & Co. LLC (included in Annex F to this proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

Exhibit No.	Description

99.4*	Consent of Morgan Stanley & Co. LLC.

99.5*	Form of Letter of Transmittal (for stockholders holding certificated shares) and Cover Letter to Letter of Transmittal.

+	Schedules to this Exhibit have been omitted in reliance on Item 601(b)(2) of Regulation S-K. Alliance Data Systems Corporation will furnish copies of any such schedules to the SEC upon request.
*	Filed herewith.
**	Previously filed.
#	Management contract, compensatory plan or arrangement.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(6) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7) That every prospectus (i) that is filed pursuant to paragraph (6) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Plano, Texas, on October 31, 2014.

ALLIANCE DATA SYSTEMS CORPORATION

By:	/s/ EDWARD J. HEFFERNAN
Edward J. Heffernan
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ EDWARD J. HEFFERNAN Edward J. Heffernan	President and Chief Executive Officer (principal executive officer), Director	October 31, 2014

/s/ CHARLES L. HORN Charles L. Horn	Executive Vice President and Chief Financial Officer (principal financial officer)	October 31, 2014

/s/ LAURA SANTILLAN Laura Santillan	Senior Vice President and Chief Accounting Officer (principal accounting officer)	October 31, 2014

* Bruce K. Anderson	Director	October 31, 2014

* Roger H. Ballou	Director	October 31, 2014

* Lawrence M. Benveniste, Ph.D.	Director	October 31, 2014

* D. Keith Cobb	Director	October 31, 2014

* E. Linn Draper, Jr., Ph.D.	Director	October 31, 2014

* Kenneth R. Jensen	Director	October 31, 2014

* Robert A. Minicucci	Chairman of the Board and Director	October 31, 2014

*By:	/s/ LAURA SANTILLAN
Laura Santillan, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

2.1+	Agreement and Plan of Merger, dated as of September 11, 2014, by and among Alliance Data Systems Corporation, Conversant, Inc. and Amber Sub LLC (attached as Annex A to the proxy statement/prospectus that is part of this registration statement).

3.1	Second Amended and Restated Certificate of Incorporation of Alliance Data Systems Corporation (incorporated by reference to Exhibit No. 3.1 to Alliance Data Systems Corporation’s Registration Statement on Form S-1 filed with the SEC on March 3, 2000, File No. 333-94623).

3.2	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Alliance Data Systems Corporation (incorporated by reference to Exhibit No. 3.1 to Alliance Data Systems Corporation’s Current Report on Form 8-K, filed with the SEC on June 7, 2013, File No. 001-15749).

3.3	Fourth Amended and Restated Bylaws of Alliance Data Systems Corporation (incorporated by reference to Exhibit No. 3.2 to Alliance Data Systems Corporation’s Current Report on Form 8-K, filed with the SEC on June 7, 2013, File No. 001-15749).

4.1	Specimen Certificate for shares of Common Stock of Alliance Data Systems Corporation (incorporated by reference to Exhibit No. 4 to Alliance Data Systems Corporation’s Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2003, File No. 001-15749).

5.1*	Opinion of Akin Gump Strauss Hauer & Feld, LLP.

8.1*	Opinion of Akin Gump Strauss Hauer & Feld, LLP regarding tax matters.

8.2*	Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters.

10.1+	Voting Agreement, dated as of September 11, 2014, by and between Alliance Data Systems Corporation and each of the directors and executive officers of Conversant, Inc. (incorporated by reference to Exhibit No. 10.1 to Alliance Data Systems Corporation’s Current Report on Form 8-K, filed with the SEC on September 11, 2014, File No. 001-15749 and attached as Annex B to the proxy statement/prospectus that is part of this registration statement).

10.2*#	Letter Agreement between Alliance Data Systems Corporation and John Giuliani, dated as of September 11, 2014, as amended on October 29, 2014 (attached as Annex E to this proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of PricewaterhouseCoopers LLP.

23.3*	Consent of Akin Gump Strauss Hauer & Feld, LLP (included as part of Exhibit 5.1).

23.4*	Consent of Akin Gump Strauss Hauer & Feld, LLP (included as part of Exhibit 8.1).

23.5*	Consent of Gibson, Dunn & Crutcher LLP (included as part of Exhibit 8.2).

24.1**	Powers of Attorney for Alliance Data Systems Corporation.

99.1*	Form of Proxy for Conversant, Inc.

99.2*	Election Form and Letter of Transmittal and Cover Letter to Election Form and Letter of Transmittal.

99.3	Opinion of Morgan Stanley & Co. LLC (included in Annex F to this proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

99.4*	Consent of Morgan Stanley & Co. LLC.

Exhibit No.	Description

99.5*	Form of Letter of Transmittal (for stockholders holding certificated shares) and Cover Letter to Letter of Transmittal.

+	Schedules to this Exhibit have been omitted in reliance on Item 601(b)(2) of Regulation S-K. Alliance Data Systems Corporation will furnish copies of any such schedules to the SEC upon request.
*	Filed herewith.
**	Previously filed.
#	Management contract, compensatory plan or arrangement.